PSA PEUGEOT CITROËN

Direction Finance, Contrôle, Performance


SEC MAIL
RECEIVED
PROCESSING
APR 27 2006
WASH., D.C.
199
SECTION

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

April 24, 2006


06012920

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- 2005 Reference Document, french version.

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

PROCESSED
MAY 02 2006
THOMSON
FINANCIAL

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

File N° 82-3531

PSA PEUGEOT CITROËN



2005

Sommaire

GROUPE **PSA PEUGEOT CITROËN**

DOCUMENT DE RÉFÉRENCE 2005

PSA PEUGEOT CITROËN, fort de ses deux marques généralistes et des compétences de plus de 200 000 hommes et femmes à travers le monde, est un groupe automobile de taille mondiale.

Il est le deuxième constructeur automobile en Europe où sa part de marché atteint 14,3 % en 2005.

Présent dans plus de 140 pays dans le monde, il y a vendu 3,39 millions de véhicules en 2005 et réalisé un chiffre d'affaires de 56,3 milliards d'euros.

Le groupe comprend également Banque PSA Finance dédiée au financement automobile, l'entreprise de transport et de logistique Gefco, et l'équipementier automobile Faurecia.


SEC MAIL PROCESSING
RECEIVED
APR 2 7 2006
WASH, D.C.
199
SECTION

AUTORITÉ DES MARCHÉS FINANCIERS

AMF

Le présent document de référence a été déposé auprès de l'Autorité des Marchés Financiers le 24 avril 2006, conformément à l'article 212-13 de son règlement général. Il pourra être utilisé à l'appui d'une opération financière s'il est complété par une note d'opération visée par l'Autorité des Marchés Financiers.

CHIFFRES CLÉS

Ventes mondiales

(en unités)


3 375 300
3 390 000
2004
2005

Chiffre d'affaires

(en millions d'euros)


56 105
56 267
10 866
11 196
45 239
45 071
2004
2005
Activité automobile
Autres activités

Rentabilité des capitaux employés

(après impôts)


12,9 %
7,1 %
2004
2005

Structure financière

(en millions d'euros)


13 703
14 406
1 347
381
2004
2005
Capitaux propres (y compris intérêts minoritaires)
Position financière nette des activités industrielles et commerciales

↗ Marge opérationnelle
(en millions d'euros)


2 481
978
1 940
1 024
1 503
916
2004
2005
Activité automobile
Autres activités

↗ Résultat net part du groupe
(en millions d'euros)


1 646
1 029
2004
2005

↗ Marge brute d'autofinancement et investissements bruts en immobilisations corporelles
(activités industrielles et commerciales)
(en millions d'euros)


4 171
2 793
3 689
2 862
2004
2005
Marge brute d'autofinancement
Investissements bruts

↗ Capitaux employés
(en millions d'euros)


12 403
5 912
6 491
14 123
6 271
7 852
2004
2005
Activité automobile
Autres activités

↗ Résultat net par action/Dividende net
(en euros)


6,97
1,35
4,47
1,35
2004
2005
Résultat net par action

↗ Effectifs au 31 décembre


207 600
68 200
139 400
208 500
69 000
139 500
2004
2005
Activité automobile

I ORGANES DE SURVEILLANCE ET DE DIRECTION

Conseil de Surveillance

Thierry Peugeot
Président

Jean Boillot
Jean-Philippe Peugeot
Vice-Présidents

Pierre Banzet
Jean-Louis Dumas
Marc Friedel
Jean-Louis Masurel
François Michelin
Jean-Paul Parayre
Marie-Hélène Roncoroni
Ernest-Antoine Seillière
Joseph F. Toot Jr.

Roland Peugeot
Bertrand Peugeot
Censeurs

Directoire

Jean-Martin Folz
Président du Directoire

Frédéric Saint-Geours
Directeur Marque Peugeot

Claude Satinet
Directeur Marque Citroën

Comité Exécutif

Jean-Martin Folz
Président du Directoire

Yann Delabrière
Directeur Finance, Contrôle, Performance

Gilles Michel
Directeur Plates-Formes, Techniques, Achats

Jean-Marc Nicolle
Directeur Stratégie et Produit groupe

Robert Peugeot
Directeur Innovation et Qualité

Frédéric Saint-Geours
Directeur Marque Peugeot

Claude Satinet
Directeur Marque Citroën

Roland Vardanega
Directeur Industriel et Fabrications

Jean-Luc Vergne
Directeur Relations et Ressources Humaines

État-major

Xavier Fels
Directeur Relations Extérieures

Jean-Louis Grégoire
Directeur Cadres Supérieurs

Jean-Claude Hanus
Directeur Juridique

Liliane Lacourt
Directeur Communication

Commissaires aux Comptes titulaires

PricewaterhouseCoopers Audit

Mazars & Guérard

Commissaires aux Comptes suppléants

Yves Nicolas

Patrick de Cambourg

Situation au 1er mars 2006

01 RAPPORT DU CONSEIL DE SURVEILLANCE



L'année 2005 a été une année difficile. Les résultats du groupe ont été affectés par trois facteurs : la concurrence exacerbée en Europe, la hausse des matières premières et le surcoût des nouvelles normes environnementales européennes. Ces deux derniers facteurs ont, en revanche, été entièrement compensés par une nouvelle, et significative, baisse des coûts de production. Une amende de la Commission européenne a dû, en outre, être acquittée.

3 390 000 véhicules ont été vendus par le groupe, soit une progression de 0,4 % par rapport à 2004.

Si le chiffre d'affaires a légèrement augmenté, à 56,3 milliards d'euros, la marge opérationnelle a baissé de 22 % à 1 940 millions d'euros, passant de 4,4 % à 3,4 % du chiffre d'affaires.

La marge opérationnelle hors automobile, générée principalement par Faurecia, Banque PSA Finance et Gefco, s'est élevée à 1 024 millions d'euros, soit 53 % de la marge opérationnelle du groupe.

Le bénéfice net pour l'année 2005 ressort en baisse de 37 % à 1 029 millions d'euros, soit 4,38 euros par action.

La position financière nette des sociétés industrielles et commerciales après investissement a été affectée par l'ajustement de la production et le niveau des stocks. Elle s'élève, au 31 décembre 2005, à 381 millions d'euros.

Les investissements ont été maintenus à un niveau élevé de près de 2,8 milliards d'euros. Le groupe a inauguré avec Toyota l'usine de Kolin en République tchèque, produisant les nouvelles Peugeot 107 et Citroën C1. Les lancements des Peugeot 1007 et Coupé 407 et de la Citroën C6 ont, également, permis la poursuite du rajeunissement des gammes des deux marques.

Les ventes hors Europe de l'Ouest ont, pour la première fois, franchi la barre du million de véhicules vendus, avec 1 029 500 voitures commercialisées, soit 30,4 % du total des ventes de 2005.

La situation a continué à se redresser dans le Mercosur et en Chine, où, à côté de Citroën, Peugeot a réussi son retour avec le lancement de la 307 tri-corps. Les ventes du groupe en Chine ont cru de plus de 57 % en 2005.

Malgré la baisse des résultats en 2005, et les conditions économiques difficiles en ce début d'année 2006, votre Conseil de Surveillance a approuvé la proposition du Directoire de maintenir le dividende au titre de l'exercice 2005 au même niveau que l'année précédente, soit 1,35 euro par action.

La société Peugeot S.A. a effectué en 2005 des rachats d'actions pour un montant de 198 millions d'euros, et a annulé 3,49 % de son capital en novembre 2005, dans les conditions qui lui avaient été fixées par votre assemblée. Le nombre d'actions composant le capital s'élève aujourd'hui à 234 618 266.

Le Conseil de Surveillance a régulièrement été informé par le Directoire de la progression de la marche du groupe et a continué à exercer les missions qui lui ont été confiées par la loi et les statuts. Les travaux des trois comités spécialisés du Conseil de Surveillance sont mentionnés dans le chapitre consacré au gouvernement de l'entreprise.

La réunion du Conseil de Surveillance de novembre 2005 s'est tenue à Sochaux. Elle a été précédée par une visite du centre de production et du centre d'essais de Belchamp. Une rencontre avec les membres du comité exécutif et de l'état-major du groupe, et une présentation de Faurecia, ont également été organisées.

Les résolutions qui vous sont présentées par le Directoire ont recueilli l'assentiment de votre Conseil ou émanent directement de lui.

Les mandats de M. François Michelin, M. Ernest-Antoine Seillière et M. Joseph Toot viennent à échéance à cette assemblée. Il vous est proposé le renouvellement de ceux de M. Ernest-Antoine Seillière et M. Joseph Toot.

M. Michelin n'a pas souhaité se représenter. Votre conseil tient à remercier M. Michelin pour sa très grande contribution durant toutes ces années, et désirant continuer à bénéficier de sa grande connaissance de l'industrie automobile et du groupe, lui proposera, lors de la prochaine réunion du Conseil, de le nommer censeur.

Il vous est, également, proposé la nomination d'un nouveau membre du Conseil de Surveillance, M. Jean-Louis Silvant. Né en 1938, M. Jean-Louis Silvant a effectué l'ensemble de sa carrière dans le groupe. Diplômé de l'école nationale supérieure des arts et métiers, M. Silvant est entré en 1961 chez Automobiles Peugeot où il a occupé des postes de haute responsabilité à la direction de la production et à la direction du personnel. En 1998, il devient membre du comité exécutif de PSA PEUGEOT CITROËN, directeur industriel et des fabrications, puis directeur de la direction des plates-formes, des techniques et des achats. M. Silvant est à la retraite depuis 2002. Il apportera au Conseil sa très grande connaissance du groupe et de l'automobile.

Lors de sa dernière réunion, le conseil a pris acte, tout en le regrettant vivement, de la démission de M. Jean-Louis Dumas pour des raisons personnelles, avec effet au 30 juin 2006. Après avoir remercié M. Jean-Louis Dumas pour sa très grande expérience apportée au Conseil, celui-ci s'est proposé de coopter un nouveau membre lors d'une de ses réunions du deuxième semestre. La ratification de cette cooptation vous sera soumise lors de la prochaine assemblée.

Les résolutions autorisant les rachats d'actions et l'attribution par le Directoire d'options d'achat d'actions ne sont que le renouvellement d'autorisations accordées lors des précédentes Assemblées Générales.

Votre Conseil vous engage donc à approuver ces résolutions.

En 2006, dans un contexte toujours marqué par une forte concurrence en Europe, la hausse des matières premières et le surcoût dû aux nouvelles normes anti-pollution européennes, le groupe s'efforcera de préserver sa rentabilité et de reprendre sa croissance.

Le renouvellement des modèles sera poursuivi avec le lancement de nouveaux véhicules chez Peugeot et chez Citroën, dont la Peugeot 207, véhicule majeur pour la marque et pour le groupe. A l'international, Peugeot lancera la 206 en Chine et la 307 tri-corps dans le Mercosur. Citroën lancera deux nouvelles voitures en Chine dont la toute nouvelle C-Triomphe.

La nouvelle usine de Trnava, en Slovaquie, sera inaugurée, et la production augmentée dans les usines de Palomar et Porto Real, en Argentine et au Brésil. En Chine, où la production de l'usine de Wuhan devrait atteindre 200 000 véhicules, le groupe a décidé d'augmenter ses capacités de production.

Début 2006, deux prototypes hybrides diesel Peugeot 307 et Citroën C4 ont été présentés, annonçant ainsi une nouvelle et prometteuse technologie d'avenir.

Le retour à la croissance du groupe passe par la poursuite de son développement à l'international, et notamment en Asie. L'amélioration de sa rentabilité nécessite une nouvelle réduction de ses coûts, la poursuite de l'amélioration de la qualité, et une maîtrise toujours plus grande des différents métiers de l'automobile. Le succès des actions engagées permettra au groupe de renforcer sa position d'acteur majeur de l'industrie automobile mondiale.




02 LA STRATÉGIE DE DÉVELOPPEMENT DU GROUPE

I LA STRATÉGIE DE DÉVELOPPEMENT DU GROUPE

S'APPUYER SUR DEUX MARQUES FORTES

PSA PEUGEOT CITROËN construit son développement sur deux marques généralistes fortes, au rayonnement mondial et aux personnalités distinctes, dans le cadre de stratégies internationales coordonnées et d'un plan produit cohérent ; celui-ci organise une offre complète pour chacune des deux marques, en assure la complémentarité des styles et des concepts, et définit un calendrier de lancements assurant la permanence d'une offre renouvelée du groupe dans chacun des segments du marché.

Les deux marques disposent dans les domaines du marketing, du commerce et plus généralement des relations avec leurs clients, de l'autonomie nécessaire à la conduite de politiques distinctes et, dans de nombreux cas, concurrentes.

À l'inverse, dans un souci d'efficacité et de recherche d'économies d'échelle, tout l'appareil technique, industriel, administratif et financier du groupe automobile est unifié.

Outre son activité majeure de constructeur automobile, le groupe PSA PEUGEOT CITROËN exerce trois autres métiers principaux : le financement des réseaux commerciaux et des clients des marques automobiles, le transport et la logistique, et enfin la conception et la production de composants et de modules destinés à la production automobile.

Banque PSA Finance assure le financement des stocks de véhicules neufs et de pièces de rechange des concessionnaires et propose aux clients des marques Peugeot et Citroën une gamme complète de financements et de services associés. Elle est présente dans dix-huit pays correspondant aux principales implantations des deux marques. Ces activités de financement tiennent une place essentielle dans la stratégie du groupe.

Gefco est la deuxième entreprise de transport et de logistique en France et compte parmi les dix premières en Europe ; appuyée sur des activités d'approvisionnement des usines et de distribution des voitures et pièces de rechange du groupe PSA PEUGEOT CITROËN, Gefco constitue un pôle durable de développement du groupe et poursuit activement une politique de croissance de son activité au profit d'autres clients.

Enfin, le groupe PSA PEUGEOT CITROËN est l'actionnaire majoritaire de Faurecia, deuxième équipementier européen et parmi les leaders mondiaux dans chacune de ses activités (sièges et intérieur véhicule, échappement, blocs avant), fournissant la plupart des grands constructeurs mondiaux et disposant d'une complète autonomie de gestion par rapport à l'activité automobile du groupe, dont il est l'un des fournisseurs.

UNE VISION DE L'AVENIR À LONG TERME

La stratégie du groupe PSA PEUGEOT CITROËN vise une croissance à long terme soutenue, fondée sur la satisfaction de ses clients, le développement de ses gammes de produits, l'innovation et l'excellence dans les technologies automobiles majeures, la compétence de ses équipes, la flexibilité et la maîtrise des coûts et la poursuite d'objectifs ambitieux de qualité tant pour les produits que pour les services.

PSA PEUGEOT CITROËN est engagé dans la voie d'une croissance durable. L'objectif du groupe est d'atteindre 4 000 000 de véhicules et de collections vendus ; l'augmentation des ventes sera réalisée tant en Europe occidentale, où le groupe bénéficiera de l'accélération de son plan produit et du fort rajeunissement de ses gammes, qu'en Europe centrale et orientale, en Amérique latine et en Chine.

La stratégie de PSA PEUGEOT CITROËN repose sur sa capacité à mettre sur le marché le plus rapidement possible des voitures différentes et innovantes pour satisfaire des clients de plus en plus exigeants et divers dans leurs attentes. Nos clients attendent des voitures séduisantes capables de les satisfaire par leur style, leurs performances, leur confort, leur originalité, les technologies utiles pour le plus grand nombre qu'elles mettent en œuvre et le plaisir de conduire qu'elles procurent. Ils attendent également des voitures leur permettant d'être des citoyens responsables face aux enjeux de sécurité, de réduction de la pollution atmosphérique, de recyclage, de qualité de vie dans les villes.

UNE POLITIQUE DE R & D AU SERVICE DES CLIENTS

Les succès des années à venir se joueront sur les capacités du groupe à innover et à créer des avantages concurrentiels. C'est pourquoi PSA PEUGEOT CITROËN développe des produits innovants, à fort potentiel d'image et attractifs pour la clientèle, et affirme une position de leader dans des domaines clés de la technologie automobile, principalement ceux liés à l'environnement, à la sécurité et au confort des automobilistes.

Le plan produit des deux marques est basé à la fois sur un renouvellement rapide des gammes de modèles et sur un élargissement de l'offre grâce notamment à des nouveaux concepts de véhicules. Depuis mi-2004, le groupe a fortement accéléré le rythme de lancement de ses nouveaux modèles et a pour objectif de rajeunir l'âge moyen de sa gamme à 3,3 ans à l'horizon 2008.

La technologie diesel est désormais reconnue pour ses qualités environnementales, grâce notamment au développement par PSA PEUGEOT CITROËN des motorisations à injection directe haute pression, dont le moteur HDi est la référence du marché, et à l'introduction en première mondiale par le groupe du filtre à particules. Le groupe élargit son offre de motorisations diesel utilisant ces technologies et confirme son avance dans ce domaine grâce à de nouveaux développements.

Le groupe poursuit également le développement des technologies d'hybridation dont le premier stade a été le lancement, en 2004, du système Stop & Start sur la Citroën C3. PSA PEUGEOT CITROËN a présenté en janvier 2006, deux démonstrateurs technologiques, dotés d'une chaîne de traction hybride diesel-électrique. Le groupe engage en effet un programme de recherche et développement approfondi afin d'abaisser les coûts de ces technologies, qui permettra la diffusion large de véhicules Hybride HDi dès 2010 et apportera ainsi une vraie réponse en matière de préservation de l'environnement.

VALORISER LES HOMMES ET LES FEMMES DU GROUPE

La stratégie du groupe requiert de disposer, dans tous les pays où il se développe et à tous les niveaux de l'organisation, d'équipes compétentes, motivées et en mesure d'assurer et d'accompagner la croissance et l'internationalisation du groupe.

Pour ce faire, le groupe pratique un dialogue social soutenu, fondé sur une politique contractuelle active et la reconnaissance de la représentation syndicale dans tous les pays. Le groupe s'attache notamment à lutter contre toute forme de discrimination, faciliter la gestion des différences dans la cohésion sociale et assurer l'égalité de traitement dans l'évolution professionnelle des salariés. Par ailleurs, le groupe vise à associer l'ensemble du personnel à l'échelle mondiale à la stratégie du groupe et à ses résultats ; il met à ce titre un accent particulier sur la participation des salariés aux résultats du groupe. La formation du personnel, pour le préparer dans tous les pays aux évolutions rapides du groupe, constitue également un axe majeur. Enfin, la sécurité et la protection des salariés sont une priorité absolue pour PSA PEUGEOT CITROËN dans tous les pays.

S'ENGAGER POUR UN DÉVELOPPEMENT DURABLE

L'objectif du groupe est de proposer aux acheteurs de voitures Peugeot et Citroën, des voitures dont les qualités et les prestations répondent tout à la fois aux objectifs de protection de l'environnement et d'amélioration de la sécurité comme aux aspirations automobiles de chacun en matière de style, d'agrément de conduite et de satisfaction à l'usage. La réduction des émissions de gaz carbonique des automobiles est le premier champ d'action de PSA PEUGEOT CITROËN. Par ses travaux et par leur application en grande série, notre groupe agit efficacement pour contribuer à réduire l'effet de serre. Le groupe favorise dès aujourd'hui l'utilisation de biocarburants essence, comme diesel dans des proportions significatives, sans modification technique.

Afin que l'usage de la voiture puisse être respectueux de la sécurité de tous, le groupe déploie tous ses efforts pour garantir un usage responsable des voitures ainsi que la sécurité active et passive que les clients sont en droit d'attendre des marques Peugeot et Citroën.

PSA PEUGEOT CITROËN s'engage résolument pour permettre l'insertion harmonieuse de la voiture dans l'environnement urbain. Constructeur automobile, le groupe est un acteur majeur de la mobilité. Il veut contribuer à un développement durable de cette mobilité sans compromettre ni la qualité de l'air ni la qualité de la vie.

En adhérant au Global Compact des Nations Unies, PSA PEUGEOT CITROËN a inscrit son action dans la perspective d'un développement durable respectueux de bonnes pratiques éthiques, sociales et environnementales, dans tous les pays du monde où il est présent. Le comité de développement durable du groupe a mis en place un plan d'actions prioritaires qui promeut ces principes au sein du groupe et auprès de ses fournisseurs. Le groupe suit par ailleurs les lignes directrices de la Global Reporting Initiative pour son reporting social, environnemental et sociétal.

L'EFFICACITÉ INDUSTRIELLE

Afin de maîtriser ses coûts, le groupe PSA PEUGEOT CITROËN a mis en place une ambitieuse stratégie de plates-formes. Elle repose sur trois nouvelles plates-formes, progressivement déployées sur les modèles des deux marques ; les véhicules construits sur une même plate-forme partagent au moins 60 % de leur prix de revient. L'organisation industrielle spécialise progressivement chaque usine d'assemblage européenne sur une plate-forme. Cette stratégie génère une réduction substantielle des charges et des délais de développement, des dépenses d'industrialisation, des coûts de production et des prix d'achat des pièces et équipements, tout en favorisant la diversité des modèles ; elle permet d'assurer une maîtrise des budgets de développement et une stabilisation des investissements et d'accélérer en parallèle le rythme d'introduction des nouveaux modèles. En 2005, 1 600 000 voitures du groupe ont été assemblées en Europe sur ces trois plates-formes. Et ce chiffre a vocation à doubler à l'horizon 2008.

Pour rendre son dispositif industriel plus performant, le groupe a mis en place un plan d'amélioration de l'efficacité industrielle, qui s'appuie d'abord sur la modernisation des process industriels et de la logistique. Il s'appuie également sur l'optimisation de la politique d'approvisionnement grâce à l'élargissement international du panel de fournisseurs et enfin sur le démarrage de nouvelles usines d'assemblage en Europe centrale et en Turquie.

Pour accélérer son développement et réduire ses coûts au-delà de ce qu'apporte la stratégie interne de plates-formes, le groupe met en œuvre une politique originale de coopérations. Celles-ci portent sur le partage entre des constructeurs indépendants, de manière ponctuelle et durable, du développement et de la production de composants ou de bases de véhicules pour lesquels l'effet de taille a un sens. À cet égard, le groupe PSA PEUGEOT CITROËN s'est distingué par sa capacité à conclure des coopérations stratégiques respectant la personnalité et l'autonomie des partenaires, avec Renault pour les moteurs V6 essence et les boîtes de vitesses automatiques de moyenne gamme, avec Fiat pour les monospaces et les véhicules utilitaires légers, avec Ford pour une gamme complète de moteurs diesel, avec Toyota pour des petits véhicules européens d'entrée de gamme ou avec BMW pour des moteurs essence de faible cylindrée à fort contenu technologique. Cette politique se poursuit avec Fiat et Tofas pour le développement et la production en commun d'un petit véhicule utilitaire et avec Mitsubishi Motors Corporation dans le domaine des véhicules 4x4.

Ces accords permettent de partager les coûts de développement et de mettre en commun les compétences des partenaires et leurs moyens. Ils apportent les économies d'échelle indispensables à la compétitivité, constituent un véritable outil de référence et d'apprentissage des meilleures pratiques du secteur et permettent d'élargir rapidement les gammes de produits respectifs des partenaires. Ce type de partenariat dans l'indépendance constitue pour PSA PEUGEOT CITROËN la bonne réponse aux défis et aux opportunités qu'apporte la mondialisation des marchés et l'évolution des attentes des clients.

LA RENTABILITÉ

Le groupe PSA PEUGEOT CITROËN a retenu comme outil de mesure de son efficacité industrielle et commerciale la rentabilité des capitaux qu'il emploie.

Le groupe veut obtenir, en toutes circonstances, une rentabilité des capitaux employés d'au moins 8,5 % (après impôt) couvrant le coût d'accès à ces capitaux.

L'objectif permanent du groupe est d'obtenir un taux de rentabilité des capitaux employés, mesuré après impôt, de 13,5 % et une marge opérationnelle de 6 % du chiffre d'affaires.

PERSPECTIVES 2006

Pour 2006, le groupe anticipe une stabilité du marché automobile en Europe occidentale, où un climat promotionnel soutenu se maintiendra.

Dans ce contexte, l'année sera marquée par une nouvelle et forte étape dans le rajeunissement des gammes de produits avec dans un premier temps le lancement dès avril 2006 de la Peugeot 207. Combinée avec la première année pleine des modèles lancés en 2005 (Citroën C1, Peugeot 107, 1007 et Coupé 407), elle doit permettre au groupe de reprendre l'offensive commerciale et de retrouver une croissance de ses volumes en Europe. Hors d'Europe occidentale, le groupe poursuivra sa dynamique de croissance à un rythme élevé, analogue à celui des années précédentes, notamment grâce aux lancements de nouveaux modèles des deux marques au Mercosur et en Chine.

En 2006, la hausse attendue des coûts de matières premières, une nouvelle tranche de coûts de mise en conformité Euro IV ainsi que l'impact technique négatif des retraitements IFRS pèseront sur la performance financière du groupe. Cependant, tandis que les lancements de nouveaux modèles représenteront un tiers de son offre produit en année pleine, le groupe prévoit une nouvelle réduction de ses coûts de production, la poursuite de l'amélioration de la rentabilité hors d'Europe occidentale et une stabilité de la contribution des activités non automobiles. Le groupe estime, dans ce contexte, que la marge opérationnelle du premier semestre 2006 sera du même ordre que celle du second semestre 2005 et que celle du second semestre sera en progrès par rapport au premier semestre.




03 LE GOUVERNEMENT DE L'ENTREPRISE

La société Peugeot S.A. a adopté depuis 1972 la forme de société à Conseil de Surveillance et Directoire qui permet de distinguer les fonctions de direction et de gestion assumées par le Directoire et les fonctions de contrôle dévolues au Conseil de Surveillance. Cette séparation répond particulièrement bien aux préoccupations d'équilibre des pouvoirs entre les fonctions exécutives et les fonctions de contrôle qui inspirent les principes du gouvernement d'entreprise.

LE CONSEIL DE SURVEILLANCE

↗ MISSION DU CONSEIL

Le Conseil de Surveillance, conformément à la loi, nomme le Directoire et a une mission de contrôle permanent de la gestion de la société par le Directoire. Il tient des statuts de la société le pouvoir de mettre fin au mandat du Directoire, d'autoriser les opérations sur capital, les émissions obligataires, la passation ou la dénonciation d'accords avec d'autres entreprises analogues engageant l'avenir de la société, ainsi que toute opération majeure de nature à modifier de manière substantielle le périmètre d'activité ou la structure financière de la société et du groupe qu'elle contrôle. Enfin, le Conseil de Surveillance s'assure que la stratégie mise en œuvre par le Directoire est conforme aux orientations à long terme du groupe telles que le Conseil de Surveillance les a définies. Le Conseil de Surveillance se réunit au moins une fois par trimestre sur un ordre du jour établi par son président.

↗ COMPOSITION DU CONSEIL

Le Conseil de Surveillance est composé de douze membres, auxquels sont adjoints deux censeurs ; les membres du Conseil sont nommés par l'Assemblée Générale pour une durée de six ans. Les autres mandats exercés par les membres du Conseil de Surveillance et les censeurs figurent en page 25 du présent document de référence, de même que les dates de nomination et d'expiration des mandats en cours au Conseil de Surveillance de Peugeot S.A.

Le Conseil de Surveillance considère que sa composition reflète de manière appropriée la présence de l'actionnaire de référence constitué par le groupe familial Peugeot dans le capital de Peugeot S.A.

Le Conseil de Surveillance comprend trois membres qui représentent directement ou indirectement l'actionnaire de référence, M. Thierry Peugeot, M. Jean-Philippe Peugeot, Mme Marie-Hélène Roncoroni ainsi que deux membres qui leur sont apparentés, M. Pierre Banzet et M. Marc Friedel.

M. Jean-Louis Dumas, M. Jean-Louis Masurel et M. Joseph F. Toot Jr. n'ont aucun lien avec la société, son groupe ou sa direction et apportent au fonctionnement du Conseil de Surveillance leur expérience de gestion dans un environnement international.

M. Jean Boillot a été président d'Automobiles Peugeot jusqu'en 1990 et apporte depuis lors au Conseil de Surveillance son expérience des activités industrielles et commerciales dans les métiers de l'automobile.

M. François Michelin, ancien gérant de la Compagnie générale des Établissements Michelin, apporte au Conseil son expérience du développement à l'international.

M. Ernest-Antoine Seillière, président de Wendel Investissements, fait bénéficier le Conseil de sa connaissance approfondie de l'industrie.

M. Jean-Paul Parayre, ancien président du Directoire de Peugeot S.A. et président du Conseil de Surveillance de Vallourec, apporte sa contribution au Conseil de Surveillance grâce à sa connaissance de l'industrie automobile et du fonctionnement du groupe.

En application de la recommandation COB du 17 janvier 2003, le Conseil de Surveillance a procédé à un examen de sa composition et considère que peuvent être qualifiés d'indépendants MM. Jean Boillot, Jean-Louis Dumas, Jean-Louis Masurel et Joseph F. Toot, Jr.

Au regard de l'indépendance des membres du Conseil de Surveillance et par référence aux critères proposés pour les sociétés à Conseil d'Administration par le rapport de place Medef-Afep sur le gouvernement d'entreprise, le Conseil de Surveillance retient les critères d'indépendance proposés, à l'exception toutefois de celui concernant la durée limitée à douze ans pour les mandats successifs, ainsi que celui concernant le fait de ne pas avoir été, au cours des cinq dernières années, mandataire d'une société consolidée.

Il apparaît en effet au Conseil que l'expérience de l'industrie automobile acquise au Conseil est particulièrement souhaitable, s'agissant en particulier d'une activité reposant sur le moyen et le long terme et que le fait d'avoir été, à une époque récente, administrateur d'une société du groupe n'emporte aucun risque quant aux conflits d'intérêts que les règles sur l'indépendance entendent prévenir.

Il est précisé qu'aucun membre du Conseil de Surveillance n'exerce une fonction de direction générale ou une fonction salariée dans une société du groupe.

Lorsque, dans le futur, des nominations de nouveaux membres du Conseil de Surveillance seront proposées à l'assemblée des actionnaires, le Conseil de Surveillance, se fondant sur les travaux du comité des rémunérations et des nominations, apportera toute l'attention requise dans la sélection du ou des candidats retenus, notamment au regard des critères d'indépendance sus-indiqués.

Chaque membre du Conseil de Surveillance doit détenir au moins 25 actions Peugeot S.A.

↗ ACTIVITÉ DU CONSEIL EN 2005

Le Conseil de Surveillance s'est réuni quatre fois au cours de l'exercice 2005, trois fois au siège social et une fois sur un des sites industriels du groupe ; le taux de présence de ses membres aux réunions a été de 94 %.

Ces réunions ont été consacrées notamment à l'examen des rapports périodiques du Directoire sur l'activité et les résultats des différents secteurs d'activité du groupe, à l'examen des comptes consolidés et sociaux, à la revue des budgets annuels du groupe et de ses divisions et à une autorisation d'engagement. Le Conseil de Surveillance a été régulièrement tenu informé des travaux de chacun de ses comités.

↗ FONCTIONNEMENT DU CONSEIL

Le règlement intérieur du Conseil de Surveillance précise notamment ses missions de contrôle permanent ainsi que les missions de contrôle périodique à l'occasion de l'examen du rapport d'activité du Directoire et de la présentation par le Directoire des comptes annuels, des comptes consolidés et du rapport de gestion destiné à l'assemblée des actionnaires.

Le règlement rappelle que le Conseil de Surveillance doit, conformément à l'article 9 des statuts de Peugeot S.A., donner son autorisation préalable pour les actes suivants du Directoire :

- réaliser toutes augmentations de capital en numéraire ou par incorporation de réserves ainsi que toutes réductions de capital, autorisées par l'Assemblée Générale,
- réaliser toutes émissions d'obligations, convertibles ou non, autorisées par l'Assemblée,
- établir tous projets de traité de fusion ou d'acte d'apport partiel d'actif,
- passer ou dénoncer tous accords industriels ou commerciaux engageant l'avenir de la société Peugeot S.A. connexe à celui de la société, et plus généralement réaliser toutes opérations majeures de nature à modifier de manière substantielle le périmètre d'activité ou la structure financière de la société et du groupe qu'elle contrôle.

En outre, le Directoire ne peut accomplir que sur décision prise à l'unanimité de ses membres ou, à défaut, sur autorisation préalable du Conseil de Surveillance, certains actes dépassant des seuils fixés par le Conseil de Surveillance à 50 millions d'euros pour l'achat, la vente, l'échange ou l'apport de tout immeuble d'exploitation et fonds de commerce de la société Peugeot S.A., 50 millions d'euros pour l'achat, l'acquisition ou cession de toute participation dans d'autres entreprises et représentant directement ou indirectement un investissement, une dépense ou une garantie de crédit ou de passif, immédiats ou différés et 100 millions d'euros pour tout emprunt, autre qu'obligataire, de Peugeot S.A.

Le règlement intérieur précise les modes d'information du Conseil de Surveillance, d'établissement de son ordre du jour, les missions de chacun des comités spécialisés du Conseil de Surveillance, ainsi que les obligations incombant aux membres du Conseil de Surveillance, notamment celles tenant à leur qualité d'initiés permanents.

À la suite d'une première évaluation à laquelle il avait procédé en 2004, le Conseil de Surveillance a adressé en 2006 un nouveau questionnaire à chacun de ses membres, portant sur le fonctionnement du Conseil, sur la structure du Conseil, l'organisation de ses réunions et les sujets traités, la qualité des échanges au cours des réunions et l'amélioration de la connaissance du groupe. Le questionnaire a porté également sur les attributions et le compte-rendu des travaux des comités du Conseil. Un certain nombre de suggestions d'amélioration ont été apportées. Il en sera tenu compte.

↗ LES COMITÉS SPÉCIALISÉS DU CONSEIL

Le Conseil de Surveillance a institué trois comités spécialisés : un comité stratégique, un comité des rémunérations et des nominations et un comité financier.

Le comité stratégique

Mission :

Ce comité, créé en 1998, a pour mission de réfléchir à l'avenir à long terme et aux grandes orientations du groupe. Dans ce cadre, il prend connaissance du plan stratégique à long terme du Directoire. Il est saisi des projets d'opérations importantes et prépare notamment les délibérations du Conseil prises en application de l'article 9 des statuts, qui prévoit une autorisation préalable du Conseil de Surveillance

Composition :

Le comité stratégique est composé de sept membres qui sont désignés à titre personnel et ne peuvent pas se faire représenter :

M. Jean-Philippe Peugeot, président,

M. Jean Boillot,

M. Jean-Louis Dumas,

M. François Michelin,

M. Jean-Paul Parayre,

M. Thierry Peugeot,

M. Ernest-Antoine Seillière.

Activité en 2005 :

Le comité stratégique s'est réuni à quatre reprises au cours de l'exercice 2005. Ces réunions ont été consacrées à l'examen du projet de coopération avec Mitsubishi, la stratégie automobile à long terme, ainsi que les enjeux pour la Direction Plates-Formes, Techniques, Achats et les objectifs qui en découlent.

Le comité des rémunérations et des nominations

Mission :

Ce comité, créé en 1998, est chargé de préparer les décisions du Conseil de Surveillance en ce qui concerne la rémunération des membres du Directoire, des membres du Conseil de Surveillance et des comités ainsi que, le cas échéant, l'attribution d'options d'achat d'actions aux membres du Directoire. Sa mission ayant été élargie en 2003, ce comité a également un rôle de préparation des délibérations du Conseil de Surveillance en ce qui concerne les nominations de nouveaux membres du Directoire ou du Conseil ; il a ainsi pour mission de déterminer les critères de choix, de préparer la procédure de sélection et les propositions de nomination ou de renouvellement.

Composition :

Le comité des rémunérations et des nominations est composé de trois membres qui sont désignés à titre personnel et ne peuvent pas se faire représenter :

M. Thierry Peugeot, président,

M. François Michelin,

M. Ernest-Antoine Seillière.

Activité en 2005 :

Le comité des rémunérations et des nominations a délibéré trois fois en 2005 et une fois en février 2006 pour préparer les décisions du Conseil de Surveillance sur la détermination de la part fixe et de la part variable de la rémunération de chacun des membres du Directoire, sur le nombre d'options d'achat d'actions qui leur sont attribuées et sur les renouvellements de mandats proposés à l'Assemblée Générale du 25 mai 2005.

Le comité financier

Mission :

Le comité financier, mis en place en 2002, donne son avis au Conseil de Surveillance sur les comptes sociaux et consolidés de la société. Il peut être saisi pour examen de tout projet nécessitant l'autorisation préalable du Conseil, notamment en cas d'opérations ayant une incidence sur le capital. Son rôle est de procéder à un examen détaillé de l'élaboration des comptes semestriels et annuels, des opérations financières du groupe les plus significatives et à la revue du tableau de bord financier du groupe. Il suit les engagements hors bilan et les éléments permettant d'apprécier les risques encourus par le groupe.

Le comité financier, qui a accès à l'ensemble des informations qui lui sont nécessaires, rencontre, comme le président du Conseil de Surveillance, tant le responsable du contrôle interne que les Commissaires aux Comptes, avec ou sans la présence des responsables opérationnels du groupe.

Composition :

Le comité financier est composé de trois membres qui sont désignés à titre personnel et ne peuvent pas se faire représenter :

M. Marc Friedel, président,

M. Jean-Louis Masurel,

Mme Marie-Hélène Roncoroni.

Activité en 2005 :

Le comité financier a tenu quatre réunions en 2005. Au cours de l'exercice, il a revu les comptes annuels 2004 du groupe publiés en février 2005 et à cette occasion a plus particulièrement étudié la réconciliation des comptes du groupe entre les normes françaises et les normes IFRS. Il a également étudié la démarche de contrôle interne du groupe et son plan d'audit, la politique de liquidité de Banque PSA Finance, la politique fiscale du groupe et la valorisation de ses actifs immobilisés. En présence des Commissaires aux Comptes, il s'est également réuni en juillet 2005 pour examiner les comptes consolidés du premier semestre, ainsi qu'en février 2006 pour examiner les modalités d'arrêté des comptes du groupe pour l'exercice 2005. Le comité financier a également eu en 2005 une réunion avec les Commissaires aux Comptes hors la présence du management au cours de laquelle ont été abordés le contrôle interne et le contenu de l'information financière.

↗ RÉMUNÉRATION DU CONSEIL

Les membres du Conseil de Surveillance ainsi que les censeurs sont rémunérés par des jetons de présence dont le montant annuel autorisé a été fixé à 340 000 euros par l'Assemblée Générale du 26 mai 2004. En 2005, les membres du Conseil de Surveillance et les censeurs ont perçu au total un montant de 318 000 euros au titre de leurs fonctions au Conseil et/ou aux comités du Conseil. Les jetons de présence versés à chaque membre pour son mandat au Conseil de Surveillance s'élèvent à 17 000 euros. La rémunération complémentaire versée individuellement aux membres des comités est de 5 000 euros, à l'exception des présidents de comité pour lesquels la rémunération est de 10 000 euros. Le président et les vice-présidents du Conseil de Surveillance perçoivent une rémunération supplémentaire particulière fixée par le Conseil de Surveillance, soit 425 000 euros pour le président et 22 860 euros pour chacun des vice-présidents. Le détail des sommes perçues par chaque membre du Conseil de Surveillance et par les censeurs figure en page 34 du présent document de référence.

↗ SITUATION DES MANDATAIRES SOCIAUX

M. Thierry Peugeot, M. Jean-Philippe Peugeot, Mme Marie-Hélène Roncoroni, M. Pierre Banzet et M. Marc Friedel sont apparentés. Il n'existe aucun lien familial entre les autres mandataires sociaux de Peugeot S.A.

Aucun prêt, ni garantie n'est accordé ou constitué en faveur de mandataires sociaux par la société ou une société de son groupe.

Aucun actif nécessaire à l'exploitation n'appartient à un mandataire social, ni à sa famille.

À la connaissance de la société, il n'y a aucun conflit d'intérêt entre les obligations envers Peugeot S.A. des mandataires sociaux et leurs intérêts personnels ou leurs autres obligations.

Il n'existe pas de contrat de service liant les mandataires sociaux à Peugeot S.A. ou à l'une quelconque de ses filiales et prévoyant l'octroi d'avantages au terme de ce contrat.

À la connaissance de la société, aucun mandataire social de Peugeot S.A. n'a fait l'objet d'une condamnation pour fraude prononcée au cours des cinq dernières années. Aucune de ces personnes n'a participé en qualité de mandataire social à une faillite, mise sous séquestre ou liquidation au cours des cinq dernières années et aucune n'a fait l'objet d'une incrimination et/ou sanction publique officielle prononcée par une autorité statutaire ou règlementaire. Aucune n'a été empêchée par un tribunal d'agir en qualité de membre d'un organe d'administration, de direction ou de surveillance d'un émetteur ni d'intervenir dans la gestion ou la conduite des affaires d'un émetteur au cours des cinq dernières années.

LE DIRECTOIRE ET L'EXÉCUTIF DU GROUPE

↗ LE DIRECTOIRE

Le Directoire de Peugeot S.A. est composé de trois membres : M. Jean-Martin Folz, président, M. Frédéric Saint-Geours et M. Claude Satinet qui sont également respectivement directeurs généraux d'Automobiles Peugeot et d'Automobiles Citroën.

↗ LE COMITÉ EXÉCUTIF

La direction exécutive du groupe PSA PEUGEOT CITROËN est assurée par le comité exécutif du groupe, composé de neuf membres. Au 1er janvier 2006, le comité exécutif est composé de :

M. Jean-Martin Folz, président du Directoire,

M. Frédéric Saint-Geours, membre du Directoire (Marque Peugeot),

M. Claude Satinet, membre du Directoire (Marque Citroën),

M. Yann Delabrière (Finances, Contrôle, Performance),

M. Gilles Michel (Plates-Formes, Techniques, Achats),

M. Jean-Marc Nicolle (Stratégie et Produit Groupe),

M. Robert Peugeot (Innovation et Qualité),

M. Roland Vardanega (Industriel et Fabrications),

M. Jean-Luc Vergne (Relations et Ressources Humaines).

Il est complété par un état-major composé de M. Xavier Fels (Relations Extérieures), M. Jean-Louis Grégoire (Cadres Supérieurs), M. Jean-Claude Hanus (Juridique) et Mme Liliane Lacourt (Communication), directement rattachés au président du Directoire. Le comité exécutif et l'état-major se réunissent chaque semaine pour examiner toutes les questions relatives à l'animation générale du groupe et à la direction de la division automobile. Des comités spécifiques à chacune des autres activités du groupe se réunissent par ailleurs chaque mois pour en superviser l'activité.

L'animation du groupe repose sur un comité des directeurs, regroupant les principaux responsables opérationnels du groupe et comprenant au 1er mars 2006, 51 membres, ainsi que le comité exécutif et l'état-major. Le comité des directeurs se réunit mensuellement.

↗ RÉMUNÉRATION DU DIRECTOIRE

La rémunération de chacun des membres du Directoire est déterminée par le Conseil de Surveillance après examen des propositions du comité des rémunérations et des nominations.

Elle comprend une part fixe et une part variable. Cette dernière varie en fonction des résultats du groupe. Elle prend en compte l'évolution du nombre de véhicules vendus, du chiffre d'affaires, de la marge opérationnelle et du résultat net. Elle tient également compte des progrès effectués par le groupe en terme de qualité, des lancements de nouveaux modèles, du développement à l'international et, de façon plus générale, de la mise en œuvre de la stratégie à long terme du groupe.

Le détail des rémunérations perçues par les membres du Directoire au titre de l'exercice 2005 figure en page 34 du présent document de référence.

↗ ENGAGEMENTS PRIS AU BÉNÉFICE DES MEMBRES DU DIRECTOIRE

En ce qui concerne « les engagements de toutes natures pris par la société au bénéfice de ses mandataires sociaux » visés par l'article L. 225-90-1 du Code du commerce, le Conseil de Surveillance a réitéré, dans sa décision du 11 avril 2006, sa décision du 26 juillet 2004 portant sur les conditions dans lesquelles le contrat de travail de chacun des membres du Directoire, qui s'est trouvé suspendu lors de leur nomination comme mandataire social, reprendrait effet lors de la cessation de ce mandat social : lorsque leur contrat de travail reprendra effet à la fin de leur mandat social, la rémunération annuelle de chacun des membres du Directoire qui sera alors attachée à ce contrat sera égale à la dernière rémunération fixe décidée par le Conseil de Surveillance, augmentée de la moyenne des trois dernières rémunérations variables ; toute la durée passée à l'exercice du mandat social sera considérée comme durée de présence dans l'entreprise à retenir pour calculer l'ancienneté dans l'exercice du contrat de travail.

↗ RÉMUNÉRATION ET AVANTAGES DES ORGANES EXÉCUTIFS

Les modalités de rémunération des membres du comité exécutif autres que les membres du Directoire, des membres de l'état-major et du comité des directeurs du groupe suivent des principes analogues à ceux des cadres du groupe. Cette rémunération comprend une partie fixe et une partie variable, dont les critères sont fondés sur la réalisation des objectifs assignés à chaque cadre dirigeant et sur la réalisation des objectifs de marge opérationnelle, de qualité et de sécurité au travail du groupe pour l'exercice considéré.

La rémunération globale attribuée au comité exécutif et à l'état-major au titre de l'exercice 2005 s'est élevée à 8,4 millions d'euros, dont la part variable a représenté 33,56 % du total. Pour les membres du comité des directeurs en fonction au 31 décembre 2005, la part variable a représenté 23,74 % du total des rémunérations attribuées.

Par ailleurs, les membres des organes de direction ayant occupé pendant au moins cinq ans des fonctions de membres du Directoire, du comité exécutif ou de l'état-major, bénéficient d'un régime de retraite complémentaire, à condition d'achever leur carrière au sein de l'entreprise (cf. note 28.1 aux états financiers consolidés).

↗ OPTIONS D'ACHAT D'ACTIONS

Les membres du comité exécutif (y compris les membres du Directoire), de l'état-major et du comité des directeurs participent aux programmes d'options d'achat d'actions Peugeot S.A. qui ont été mis en place chaque année depuis 1999, suivant les principes généraux d'attribution de ces programmes.

Le Directoire, en plein accord avec le Conseil de Surveillance et dans les limites fixées par l'Assemblée Générale des actionnaires, a fixé pour règle, à compter de 2002, pour l'attribution éventuelle dans une année donnée d'options d'achat d'actions au bénéfice des dirigeants et salariés de la société ou des sociétés qui lui sont liées, que le cours de référence de ce plan d'option serait la moyenne des premiers cours cotés lors des 20 séances de bourse suivant la publication par Peugeot S.A. de ses résultats consolidés du premier semestre et de n'effectuer aucun rabais sur ce cours moyen.

En 2005, le Directoire, faisant usage de l'autorisation conférée par l'Assemblée Générale du 26 mai 2004, a mis en place le 23 août, un plan d'options d'achat d'actions Peugeot S.A. portant sur 953 000 actions à un prix de 52,37 euros par option.

Le détail des options d'achat d'actions Peugeot S.A. allouées aux membres du Directoire au cours de l'exercice 2005 figure en page 35 du présent document de référence.

À fin 2005, les options d'achat d'actions détenues par les membres du comité exécutif (y compris les membres du Directoire) et de l'état-major portaient sur 2 144 000 titres, sur un total de 5 774 300 options attribuées.

Le détail des plans d'options d'achat d'actions en vigueur au 31 décembre 2005, le nombre global des options attribuées aux onze plus importants bénéficiaires non mandataires sociaux du plan d'option d'achat 2005, ainsi que le nombre des options levées en 2005 figurent en pages 35 et 266 du présent document de référence.

Faurecia met en place ses propres plans d'attribution d'options. Le principe d'attribution d'une tranche d'options de souscription ou d'achat d'actions ne peut être décidé qu'une fois par an, sans aucun rabais sur la moyenne des cours de bourse prise en considération, au cours de la réunion du Conseil qui se tient au mois de février en vue d'arrêter les comptes annuels. La liste des bénéficiaires d'options ainsi que le nombre d'options attribuées à chacun et le prix des options, à partir de la moyenne des premiers cours cotés durant les vingt dernières séances de bourse précédant l'attribution effective, sont déterminés dans le courant du mois d'avril, lors de la réunion du Conseil devant convoquer l'Assemblée. En 2005, Faurecia a mis en place le 19 avril un plan d'options de souscription d'actions Faurecia portant sur 275 000 actions à un prix de 63,70 euros par option.

LE CONTRÔLE INTERNE ET EXTERNE

Le contrôle du groupe est assuré à la fois par des structures internes (Conseil de Surveillance, audit interne) et externes (Commissaires aux Comptes et, s'agissant de Banque PSA Finance, Commission Bancaire de la Banque de France).

↗ LE CONTRÔLE INTERNE

Le contrôle interne couvre l'ensemble des processus et procédures mis en œuvre par tout le personnel du groupe afin de fournir une assurance raisonnable quant à la tenue des trois objectifs suivants : réalisation et optimisation des opérations ; fiabilité des opérations financières ; conformité aux lois et réglementations en vigueur. Le contrôle interne contribue à la réalisation des objectifs en matière de performance et de rentabilité ; il ne fournit cependant pas une garantie absolue contre toute erreur humaine ou fraude.

L'organisation générale du contrôle interne de PSA PEUGEOT CITROËN repose sur le fonctionnement opérationnel du groupe. Celui-ci est basé sur une organisation globale qui suit la chaîne des responsabilités opérationnelles et la mise en commun transversale des fonctions technologiques, industrielles et financières.

La structure générale des délégations et des subdélégations de pouvoirs prend en compte l'organisation mise en place dans le groupe. Les pouvoirs précisent le rôle et les responsabilités de chacun, en mentionnant les domaines dans lesquels la délégation s'applique, en rappelant les attributions et en précisant, quand cela est nécessaire, les réglementations auxquelles il faut veiller et les pratiques qu'il faut mettre en œuvre.

Le groupe a publié en 2003 une Charte Éthique qui formalise les principes d'action et de comportement auxquels chacun dans le groupe doit se conformer. Cette charte est en permanence à la disposition des membres du personnel sur le site intranet du groupe. Un Délégué à l'Éthique a été nommé par le Directoire afin de répondre aux questions des collaborateurs en cas de difficulté d'interprétation ou de doute sur les modalités d'application de la charte.

La direction de l'audit interne est placée sous l'autorité directe du président du Directoire. Le directeur de l'audit interne a autorité hiérarchique sur l'audit interne central et autorité fonctionnelle sur l'ensemble des services d'audit rattachés aux directions de la division automobile et aux autres directions du groupe. Cela lui permet de veiller à ce que l'organisation globale de l'audit interne couvre efficacement l'ensemble des activités du groupe, de s'assurer de la qualité des missions menées et de vérifier la mise en œuvre effective des plans d'actions issus des missions d'audit.

L'audit interne est chargé de :
- garantir la bonne application du contrôle interne ;
- évaluer l'application et l'efficacité des processus et modes de fonctionnement les plus critiques ;
- proposer des améliorations visant à faire progresser la performance des directions et filiales du groupe.

Pour réaliser sa mission, l'audit interne s'appuie sur un plan d'audit annuel, validé par le comité exécutif auquel il rapporte deux fois par an.

Le contrôle interne repose d'abord sur un dispositif concernant les procédures financières et comptables.

L'élaboration des états financiers consolidés est assurée par une direction centrale, en charge des normes comptables du groupe et de la consolidation.

Le contrôle de gestion repose sur un maillage et sur une organisation à trois niveaux : une direction centrale, la gestion de chacune des divisions du groupe et la gestion de chaque unité opérationnelle.

L'information financière mise à disposition par le groupe procède des états financiers consolidés du groupe, arrêtés par le Directoire et soumis au Conseil de Surveillance, et des analyses de gestion de ces états financiers. Elle est systématiquement validée par les Commissaires aux Comptes avant publication.

Concernant la trésorerie, l'organisation du groupe repose sur une centralisation des décisions de financement et des relations bancaires ainsi que de la gestion de trésorerie des entités du groupe sur la zone euro, du traitement des flux en devises et des opérations associées sur le marché des changes et des opérations de marché relatives aux taux d'intérêt. Les traitements des flux et des soldes de trésorerie des entités hors zone euro font l'objet d'un pilotage central détaillé, pour les opérations qui sont mises en œuvre localement.

La direction fiscale du groupe est en charge de gérer l'ensemble de la situation fiscale du groupe, en s'assurant du respect des législations et réglementations en vigueur tout en veillant à l'optimisation de la charge effective d'impôt. Elle centralise à cet effet la gestion de la situation fiscale des entités du groupe en France, la gestion des contrôles et des contentieux fiscaux, la fiscalité des opérations structurantes telles qu'acquisitions, cessions ou réorganisations de sociétés et la fiscalité des flux transfrontaliers. Elle supervise les autres opérations menées localement.

Pour les activités opérationnelles, les procédures mises en place et leur contrôle visent à maîtriser chaque fonction au sein de la division automobile.

Pour la recherche et développement, le développement de chaque nouveau véhicule ou organe est organisé en structure projet, avec ses objectifs de rentabilité et de coûts ; il est contrôlé tout au long du projet par une équipe spécifique.

La fonction achat du groupe détermine et conduit au plan mondial la politique d'achat pour les activités automobiles du groupe. Son organisation vise à faire participer les fournisseurs à la conception des produits et des moyens et à faire réaliser les pièces automobiles, les biens d'équipements et les prestations de service qui satisfont aux exigences du groupe en termes de qualité, coûts et délais. L'équipe d'audit interne de la direction des achats évalue le bon niveau de maîtrise du contrôle interne, l'application et l'efficacité des procédures et propose des améliorations.

La production industrielle est placée sous l'autorité d'une direction unique qui dirige, anime et contrôle l'ensemble des sites industriels, avec pour objectifs majeurs de garantir la production demandée en quantité, conformément aux référentiels techniques et qualité et en maîtrisant les coûts et les délais. Le contrôle interne de la direction des fabrications s'appuie sur un ensemble de procédures de fonctionnement définies de manière unique. Il s'articule autour d'un pilotage opérationnel de chaque usine, d'un reporting central disponible en temps réel pour les indicateurs physiques et d'un système d'amélioration permanent suivi par un ensemble d'indicateurs communs à l'ensemble des sites industriels.

Les marques Peugeot et Citroën ont pour mission de définir et de commercialiser leurs produits et services sur un périmètre mondial en développant leur image et leurs parts de marché. Le contrôle interne de chaque marque s'appuie sur la description des processus et des procédures de fonctionnement dans les directions centrales, les filiales d'importation et les points de vente. Il s'articule autour d'un pilotage opérationnel par la direction générale de chaque marque, relayé dans chaque direction, filiale et point de vente, et d'un système de contrôle et d'amélioration continue.

Les autres divisions du groupe appliquent sous des formes propres à leur organisation les mêmes normes et principes que la division automobile.

Banque PSA Finance est par ailleurs soumise, compte tenu de son statut, aux dispositions de la réglementation bancaire et les applique de manière stricte.

En tant que société indépendante, Faurecia dispose de son système de contrôle interne qui est décrit dans son propre document de référence.

Les procédures et le contrôle des fonctions ressources humaines, qualité, prévention et gestion des risques, informatique, assurent un support au fonctionnement du groupe, à sa croissance et à sa rentabilité.

Le groupe, en s'appuyant sur la forte mobilisation de l'ensemble de ses responsables, a pour objectif de poursuivre le renforcement de son système de contrôle interne à travers une démarche volontariste d'amélioration permanente.

↗ LES AUDITEURS EXTERNES

Conformément à la loi française sur les sociétés commerciales, la certification des comptes consolidés et des comptes sociaux de Peugeot S.A. est effectuée par deux Commissaires aux Comptes qui procèdent ainsi à un examen conjoint de l'ensemble des comptes, des modalités de leur établissement et des procédures de contrôle interne du groupe.

Les deux Commissaires aux Comptes, PricewaterhouseCoopers Audit et Mazars & Guérard ont été mandatés par l'Assemblée Générale du 25 mai 2005, après réalisation d'un appel d'offres mené par le comité financier du Conseil de Surveillance. Leur mandat expire lors de l'Assemblée Générale qui statuera en 2011 sur les comptes de l'exercice 2010.

PricewaterhouseCoopers Audit et Mazars & Guérard exercent, à travers les membres de leur réseau dans chaque pays, les fonctions d'auditeur légal de l'ensemble des sociétés consolidées par intégration globale du groupe, à l'exception des sociétés du groupe Faurecia. Ils sont ainsi en mesure d'exercer pleinement leur mission sur les comptes consolidés du groupe PSA PEUGEOT CITROËN. Depuis l'exercice 2003, les Commissaires aux Comptes exercent un audit en continu des principales sociétés françaises de la division automobile et de l'activité de financement, qui permet d'améliorer les conditions d'exercice de leur mission.

PricewaterhouseCoopers Audit, en sa qualité de Commissaire aux Comptes du groupe, effectue également un examen des processus d'établissement des informations environnementales et sociales publiées sur le site Internet développement durable de PSA PEUGEOT CITROËN.

Pour Faurecia, les deux Commissaires aux Comptes, PricewaterhouseCoopers Audit, et Ernst & Young Audit ont été mandatés par l'Assemblée Générale du 1er juin 2001 et leur mandat expirera lors de l'Assemblée Générale qui statuera sur les comptes de l'exercice 2006.

Les Commissaires aux Comptes des sociétés en coopération avec d'autres constructeurs automobiles, qui sont consolidées par mise en équivalence, sont désignés avec les partenaires de chaque coopération.

La rémunération des auditeurs s'est élevée pour l'exercice 2005 à 12,9 millions d'euros, dont 9,3 millions d'euros pour PricewaterhouseCoopers, 1,8 million d'euros pour Mazars & Guérard et 1,6 million d'euros pour Ernst & Young. Par ailleurs, les sociétés membres du réseau Ernst & Young ont été rémunérées à hauteur de 0,4 million d'euros pour des prestations autres que l'audit, consistant pour l'essentiel en missions de conseil juridique et fiscal réalisées à l'étranger.

Les conditions dans lesquelles des missions autres que l'audit des sociétés du groupe peuvent être confiées aux cabinets de Commissaires aux Comptes, ont été redéfinies de manière restrictive en conformité avec la loi de sécurité financière.

↗ HONORAIRES DES COMMISSAIRES AUX COMPTES

	PricewaterhouseCoopers		Mazars & Guérard		Constantin		Ernst & Young		Autres		Total	
(en millions d'euros)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
AUDIT												
Commissariat aux comptes, certification, examen des comptes individuels et consolidés	8,6	8,7	1,8	-	-	1,2	1,3	1,1	0,1	0,1	11,8	11,1
Missions accessoires	0,7	0,7	-	-	-	-	0,3	-	0,1	0,1	1,1	0,8
Sous-total	**9,3**	**9,4**	**1,8**	**-**	**-**	**1,2**	**1,6**	**1,1**	**0,2**	**0,2**	**12,9**	**11,9**
	100 %	*94 %*	*100 %*	-	-	*100 %*	*80 %*	*76 %*	*97 %*	*65 %*	*97 %*	*92 %*
Autres prestations												
Juridiques et fiscales	0,0	0,6	-	-	-	-	0,3	0,3	0,0	0,1	0,3	1,0
Audit interne	0,0	-	-	-	-	-	0,1	0,1	-	-	0,1	0,1
Autres prestations de conseil	0,0	0,0	-	-	-	-	0,0	0,0	0,0	-	0,0	0,0
Sous-total	**0,0**	**0,6**	**-**	**-**	**-**	**-**	**0,4**	**0,4**	**0,0**	**0,1**	**0,4**	**1,1**
	0 %	*6 %*	-	-	-	-	*20 %*	*24 %*	*3 %*	*35 %*	*3 %*	*8 %*
Total	**9,3**	**10,0**	**1,8**	**-**	**-**	**1,2**	**2,0**	**1,5**	**0,2**	**0,3**	**13,3**	**13,0**
Dont équipementier	3,5	3,4	-	-	-	-	1,6	1,4	-	-	5,1	4,8
Hors équipementier	5,8	6,6	1,8	-	-	1,2	0,4	0,1	0,2	0,3	8,2	8,2

ORGANES DE SURVEILLANCE ET DE DIRECTION

MANDATS EXERCÉS AU COURS DE L'EXERCICE 2005

MANDATS ET FONCTIONS DES MANDATAIRES SOCIAUX

Le tableau ci-dessous récapitule les mandats et fonctions des mandataires sociaux en date du 31 décembre 2005 :

CONSEIL DE SURVEILLANCE	
Thierry Peugeot Date du premier mandat au Conseil de Surveillance : 19 décembre 2002 Échéance du mandat en cours : 2010 Né le 19 août 1957 **Président du Conseil de Surveillance** **Président du comité des rémunérations et des nominations** **Membre du comité stratégique** Adresse professionnelle : PSA PEUGEOT CITROËN 75, avenue de la Grande-Armée 75016 Paris	**Président du Conseil de Surveillance de PSA PEUGEOT CITROËN** **Au 31 décembre 2005, M. Thierry Peugeot est également :** **Vice-président** d'Établissements Peugeot Frères. **Administrateur** de Société Foncière, Financière et de Participations – FFP, LFPF – La Française de Participations Financières, Société Anonyme de Participations – SAPAR, Immeubles et Participations de l'Est, Faurecia, Compagnie Industrielle de Delle, Air Liquide. **Représentant permanent** de la Compagnie Industrielle de Delle au Conseil d'Administration de LISI. **Mandats expirés au cours des cinq derniers exercices :** **Président** d'Immeubles et Participation de l'Est. **Administrateur** d'AMC Promotion. **Gérant** de la SCI du Doubs. **Expertise et expérience professionnelle complémentaire :** M. Thierry Peugeot a exercé des fonctions de directeur général d'entreprises du secteur automobile et possède une expérience de gestion de sociétés à l'étranger. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2005 :** 600 actions.
Jean Boillot Date du premier mandat au Conseil de Surveillance : 18 avril 1990 Échéance du mandat en cours : 2007 Né le 6 février 1926 **Vice-président du Conseil de Surveillance** **Membre du comité stratégique** Adresse professionnelle : PSA PEUGEOT CITROËN 75, avenue de la Grande-Armée 75016 Paris	**Vice-président du Conseil de Surveillance de PSA PEUGEOT CITROËN** **Au 31 décembre 2005, M. Jean Boillot n'a pas d'autre mandat en cours.** **Mandat expiré au cours des cinq derniers exercices :** Administrateur de Peugeot Motor Company Plc. **Expertise et expérience professionnelle complémentaire :** M. Jean Boillot a été président d'Automobiles Peugeot jusqu'en 1990. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2005 :** 150 actions.

Jean-Philippe Peugeot Date du premier mandat au Conseil de Surveillance : 16 mai 2001 Échéance du mandat en cours : 2007 Né le 7 mai 1953 **Vice-président du Conseil de Surveillance** **Président du comité stratégique** Adresse professionnelle : Établissements Peugeot Frères 75, avenue de la Grande-Armée 75016 Paris	**Vice-président du Conseil de Surveillance de PSA PEUGEOT CITROËN** **Président d'Établissements Peugeot Frères** **Au 31 décembre 2005, M. Jean-Philippe Peugeot est également :** Président du Conseil d'Administration de Nutrition et Communication. Vice-président de Société Foncière, Financière et de Participations – FFP. Administrateur de LFPF – La Française de Participations Financières, Immeubles et Participations de l'Est. **Mandat expiré au cours des cinq derniers exercices :** Aucun. **Expertise et expérience professionnelle complémentaire :** M. Jean-Philippe Peugeot a été directeur de filiale commerciale d'Automobiles Peugeot pendant huit ans et directeur de Peugeot Parc Alliance pendant quatre ans. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2005 :** 150 actions.
Pierre Banzet Date du premier mandat au Conseil de Surveillance : 23 juin 1994 Échéance du mandat en cours : 2011 Né le 18 juillet 1929 **Membre du Conseil de Surveillance** Adresse professionnelle : 3, rue de la Montagne Sainte Geneviève 75005 Paris	**Professeur de médecine honoraire** **Membre de l'académie de médecine** **Au 31 décembre 2005, M. Pierre Banzet n'a pas d'autre mandat en cours.** **Mandat expiré au cours des cinq derniers exercices :** Aucun. **Expertise et expérience professionnelle complémentaire :** M. Pierre Banzet est membre du Conseil de Surveillance de PSA PEUGEOT CITROËN depuis 1994. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2005 :** 600 actions.

Jean-Louis Dumas

Date du premier mandat au Conseil de Surveillance : 16 mai 2001
Échéance du mandat en cours : 2007

Né le 2 février 1938

Membre du Conseil de Surveillance
Membre du comité stratégique

Adresse professionnelle :
Hermès International
24, rue Faubourg Saint-Honoré
75008 Paris

Gérant et associé commandité d'Hermès International

Au 31 décembre 2005, M. Jean-Louis Dumas est également :
Président du Conseil d'Administration de Sport Soie, Hermès Greater China, Hermès Japon, Hermès Retail (Malaysia), La Montre Hermès.
Vice-président et membre du Conseil de Surveillance de Gaulme.
Gérant de Berfa, Emile Hermès, SCI Briand Villiers I, SCI Briand Villiers II, Société Immobilière du Faubourg Saint-Honoré - SIFAH, SCI Auger Hoche.
Administrateur de Compagnie des Cristalleries de Saint-Louis, Hermès Sellier, L'Oréal, Hermès Grèce, Hermès de Paris.
Administrateur suppléant de Boissy Mexico.
Représentant permanent de Hermès International. À la présidence de : Hermès Interactif, Motsch Georges V, Isamyol 8, Isamyol 9, Isamyol 10, Isamyol 11, Isamyol 12. À la présidence du Conseil de Direction de Compagnie Hermès de Participations. À la gérance de : SCI Boissy les Mûriers, SCI Boissy Nontron, SCI Edouard VII, Immauger, SCI Les Capucines.

Mandats expirés au cours des cinq derniers exercices :
Président du Conseil d'Administration de Hermès of Hawaii, Hermès of Paris, Hermtex, Hermès de Paris (Mexico), Hermès Canada, Hermès Suisse, Castille Investissements, Compagnie Hermès de Participations, Ex-Pili, Hermès Holdings US, Hermès Gestion Inc.
Président directeur général de Castille Investissements, Compagnie Hermès de Participations, Sport-Soie, La Montre Hermès, Hermès Suisse, Ex-Pili, Hermès Holdings US, Hermès Gestion Inc.
Président et membre du comité de direction de Holding Textile Hermès.
Président du Conseil de Direction de Compagnie Hermès de Participations.
Président du Conseil de Surveillance de Hermès Prague.
Gérant de J.L.&Co, Hermès Ibérica, Hermès Korea, Hermès Korea Travel Retail, Boissy Mexico, John Lobb Japan, Hermès Italie, Saint-Honoré Chile.
Administrateur et représentant légal de Hermès Korea, Hermès Korea Travel Retail.
Administrateur de Gaumont, Hermès Ibérica, Hermès Italie, Hermès Benelux, Hermès GB, J.L. & Co, Herlee, Saint-Honoré Chile, Hermès South East Asia, Hermès Australia, John Lobb Japon, Saint-Honoré Chile, Boissy Mexico, Hermès de Paris (Mexico), Saint-Honoré (Bangkok).
Représentant permanent de Hermès International
À la présidence de : Isamyol 7, Maroquinerie de Belley, Maroquinerie des Ardennes,
Au Conseil d'Administration de : Financière Saint-Eloi, John Lobb, Tissages Perrin, Tissages Verel, Héraklion.
À la gérance de : SCI Boissy Belley, SCI Boissy Bogny, SCI Boissy Saint-Honoré, SCI Les Jonquilles Soleil, SCI Honossy.
Représentant permanent de Castille Investissements
Au Conseil d'Administration de : Compagnie des Arts de la Table, Hermès Porcelaine Perigord, Ganterie de Saint-Julien.
Au Conseil de Direction de : Compagnie des Arts de la Table, Ganterie de Saint-Julien.
Représentant permanent de Sport Soie
Au Conseil d'Administration de : Ateliers A.S., Ganterie de Saint-Julien, Sin Rejac, Soficuir International, Manufacture de Seloncourt.
Au Conseil de Direction de : Manufacture de Seloncourt, Ganterie de Saint-Julien.
Représentant permanent de Holding Textile Hermès au Conseil d'Administration d'Impression sur Étoffes du Grand-Lemps.
Représentant permanent de la Compagnie Hermès de Participations
Au Conseil d'Administration de Bagages & Cuirs.
Au Conseil de Direction de Bagages & Cuirs.
Membre du Conseil de Surveillance de Hermès Prague, Leica Camera AG.

Expertise et expérience professionnelle complémentaire :
M. Jean-Louis Dumas est entré chez Hermès en 1964. Il a été nommé directeur général en 1971 et a assuré la présidence du Groupe Hermès à compter de 1978. Depuis 1995, il est gérant associé commandité d'Hermès International. Il est également gérant de la société Emile Hermès, associé commandité d'Hermès International.

Organes de surveillance et de direction - Mandats exercés au cours de l'exercice 2005

Marc Friedel Date du premier mandat au Conseil de Surveillance : 26 juin 1996 Échéance du mandat en cours : 2008 Né le 21 juillet 1948 **Membre du Conseil de Surveillance** **Président du comité financier** Adresse professionnelle : 14, rue Edgar Faure 75015 Paris	**Consultant** **Au 31 décembre 2005, M. Marc Friedel est également :** Représentant permanent de Sofinaction (Groupe CIC) au Conseil d'Administration de la Société Nancéienne Varin-Bernier (SNVB). **Mandats expirés au cours des cinq derniers exercices :** Membre du Conseil de Surveillance des Presses Universitaires de France. Vice-président du Conseil d'Administration de la Librairie Ernest Flammarion. **Expertise et expérience professionnelle complémentaire :** M. Marc Friedel a été président directeur général, de 1989 à 1999, de la société Berger-Levrault, société cotée à la Bourse de Paris. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2005 :** 150 actions.
Jean-Louis Masurel Date du premier mandat au Conseil de Surveillance : 27 août 1987 Échéance du mandat en cours : 2011 Né le 18 septembre 1940 **Membre du Conseil de Surveillance** **Membre du comité financier** Adresse professionnelle : Arcos Investissement 10 A, rue de la Paix 75002 Paris	**Président d'Arcos Investissement** **Au 31 décembre 2005, M. Jean-Louis Masurel est également :** Président du Conseil d'Administration de Sogetel, filiale de la Société des Bains de Mer (Monaco). Vice-président du Conseil de Surveillance de Oudart S.A. Administrateur de la Société des Bains de Mer (Monaco), Oudart Gestion S.A., Compagnie de Transports Financière et Immobilière – Cotrafi, Gondrand (filiale de Cotrafi), Banque J.Safra (Monaco). **Mandat expiré au cours des cinq derniers exercices :** Aucun. **Expertise et expérience professionnelle complémentaire :** M. Jean-Louis Masurel a exercé les fonctions de vice-président directeur général de Moët-Hennessy puis de LVMH de 1983 à 1989. Depuis 1995, il est administrateur et président du comité financier de la Société des Bains de Mer (Monaco). **Nombre de titres Peugeot S.A. détenus au 31 décembre 2005 :** 600 actions.
François Michelin Date du premier mandat au Conseil de Surveillance : 21 octobre 1992 Échéance du mandat en cours : 2006 Né le 15 juin 1926 **Membre du Conseil de Surveillance** **Membre du comité stratégique** **Membre du comité des rémunérations et des nominations** Adresse professionnelle : Pardevi 23, place des Carmes Déchaux 63040 Clermont-Ferrand	**Président de Participation et Développement Industriels S.A. – Pardevi** **Au 31 décembre 2005, M. François Michelin est également :** Gérant associé indéfiniment responsable de la Compagnie Financière Michelin (Suisse). Vice-président de l'ANSA. **Mandats expirés au cours des cinq derniers exercices :** Gérant commandité de : Compagnie Générale des Établissements Michelin (CGEM), Manufacture Française des Pneumatiques Michelin (MFPM). Associé indéfiniment responsable de Michelin Reifenwerke (MRW). **Expertise et expérience professionnelle complémentaire :** Durant sa période à la gérance de la CGEM, Michelin est devenu l'un des trois premiers manufacturiers mondiaux alors qu'il était au dixième rang mondial. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2005 :** 150 actions.

Jean-Paul Parayre

Date du premier mandat au Conseil de Surveillance : 11 décembre 1984
Échéance du mandat en cours : 2011

Né le 5 juillet 1937

Membre du Conseil de Surveillance
Membre du comité stratégique

Adresse professionnelle :
Vallourec
130, rue de Silly
92100 Boulogne-Billancourt

Président du Conseil de Surveillance de Vallourec

Au 31 décembre 2005, M. Jean-Paul Parayre est également :
Président du Conseil de Surveillance de Stena Maritime.
Administrateur de Bolloré Investissement, SNEF, Stena International BV.
Membre du Conseil Consultatif de V&M do Brasil.

Mandats expirés au cours des cinq derniers exercices :
Administrateur de SDV Cameroun, Stena Line, Seabulk, Sea-invest France, Carillion plc, Stena UK, SDV Congo.
Membre de l'Advisory Board de Candover.

Expertise et expérience professionnelle complémentaire :
M. Jean-Paul Parayre a exercé plusieurs fonctions de direction dans des groupes industriels et de services. Entre 1977 et 1984, il préside le Directoire de PSA PEUGEOT CITROËN. Entre 1984 et 1990, il est directeur général puis président du Directoire de Dumez avant de devenir vice-président directeur général de Lyonnaise des Eaux Dumez de 1990 à 1992. Il intègre le groupe Bolloré en 1994 en tant que vice-président directeur général jusqu'en 1999. Il occupe également la fonction de président directeur général de Saga entre 1996 et 1999.

Nombre de titres Peugeot S.A. détenus au 31 décembre 2005 : 11 396 actions.

Marie-Hélène Roncoroni

Date du premier mandat au Conseil de Surveillance : 2 juin 1999
Échéance du mandat en cours : 2011

Née le 17 novembre 1960

Membre du Conseil de Surveillance
Membre du comité financier

Adresse professionnelle :
FFP
75, avenue de la Grande-Armée
75016 Paris

Vice-président de Société Foncière, Financière et de Participations – FFP

Au 31 décembre 2005, Mme Marie-Hélène Roncoroni est également :
Administrateur de LFPF – La Française de Participations Financières, Société Anonyme de Participations – SAPAR, Établissements Peugeot Frères, Immeubles et Participations de l'Est.
Représentant permanent de Société Anonyme de Participation – SAPAR au Conseil d'Administration de la Société des Immeubles de Franche-Comté, de Immeubles de Franche-Comté au Conseil d'Administration de la Société Anonyme Comtoise de Participation.

Mandat expiré au cours des cinq derniers exercices :
Représentant permanent de Comtoise de Participation au Conseil d'Administration de la Sedim.

Expertise et expérience professionnelle complémentaire :
Mme Marie-Hélène Roncoroni a débuté sa carrière dans un cabinet d'audit anglo-saxon avant d'occuper des fonctions à la direction financière du groupe PSA PEUGEOT CITROËN durant 7 années.

Nombre de titres Peugeot S.A. détenus au 31 décembre 2005 : 150 actions.

Ernest-Antoine Seillière Date du premier mandat au Conseil de Surveillance : 22 juin 1994 Échéance du mandat en cours : 2006 Né le 20 décembre 1937 **Membre du Conseil de Surveillance** **Membre du comité stratégique** **Membre du comité des rémunérations et des nominations** Adresse professionnelle : Wendel Investissement 89, rue Taitbout 75009 Paris	**Président de Wendel Investissement** **Au 31 décembre 2005, M. Ernest-Antoine Seillière est également :** **Président** de Legrand Holding, Société Lorraine de Participations Sidérurgiques – SLPS. **Vice-président du Conseil d'Administration** de Cap Gemini. **Président du Conseil de Surveillance** de Oranje – Nassau Groep B.V. **Membre du Conseil de Surveillance** de Hermès International S.A. **Administrateur** d'EDITIS. **Représentant permanent** de Sofiservice au Conseil d'Administration de Bureau Veritas. **Mandat expiré au cours des cinq derniers exercices :** **Président directeur général** de CGIP, Marine-Wendel. **Expertise et expérience professionnelle complémentaire :** M. Ernest-Antoine Seillière a exercé divers postes de président et administrateur de sociétés. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2005 :** 600 actions.
Joseph F. Toot Jr. Date du premier mandat au Conseil de Surveillance : 24 mai 2000 Échéance du mandat en cours : 2006 Né le 13 juin 1935 **Membre du Conseil de Surveillance** Adresse professionnelle : The Timken Company 1835 Dueber Ave. SW P.O. Box 6928 Canton, OH 44706-0926 United States	**Ancien Chief Executive Officer de The Timken Company** **Au 31 décembre 2005, M. Joseph F. Toot Jr. est également :** **Administrateur** de Rockwell Automation, Rockwell Collins, The Timken Company. **Mandat expiré au cours des cinq derniers exercices :** Aucun. **Expertise et expérience professionnelle complémentaire :** Ancien Chief Executive Officer de The Timken Company. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2005 :** 150 actions.

Bertrand Peugeot Date du premier mandat de censeur au Conseil de Surveillance : 8 juin 1999 Échéance du mandat en cours : 2011 Né le 30 octobre 1923 **Censeur** Adresse professionnelle : PSA PEUGEOT CITROËN 75, Avenue de la Grande-Armée 75016 Paris	**Ancien Vice-président du Conseil de Surveillance de PSA PEUGEOT CITROËN** **Au 31 décembre 2005, M. Bertrand Peugeot est également :** Administrateur de Paris Loire. **Mandats expirés au cours des cinq derniers exercices :** Administrateur de Société Foncière, Financière et de Participations – FFP, Établissements Peugeot Frères, LFPF – La Française de Participations Financières. **Expertise et expérience professionnelle complémentaire :** M. Bertrand Peugeot a occupé diverses fonctions de président et administrateur de sociétés du groupe PSA PEUGEOT CITROËN et notamment président de Cycles Peugeot jusqu'en 1987, de Peugeot Motocycles jusqu'en 1989 et vice-président du Conseil de Surveillance de PSA PEUGEOT CITROËN de 1972 à 1999. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2005 :** 492 actions.
Roland Peugeot Date du premier mandat de censeur au Conseil de Surveillance : 16 mai 2001 Échéance du mandat en cours : 2007 Né le 20 mars 1926 **Censeur** Adresse professionnelle : Établissements Peugeot Frères 75, Avenue de la Grande-Armée 75016 Paris	**Président d'honneur d'Établissements Peugeot Frères** **Au 31 décembre 2005, M. Roland Peugeot est également :** Président d'honneur du Football Club Sochaux Montbéliard – FSCM. Représentant permanent d'Établissements Peugeot Frères au Conseil d'Administration de LFPF – La Française de Participations Financières. **Mandat expiré au cours des cinq derniers exercices :** Administrateur de Société Foncière, Financière et de Participations – FFP. **Expertise et expérience professionnelle complémentaire :** M. Roland Peugeot a occupé plusieurs postes de président à l'intérieur du groupe PSA PEUGEOT CITROËN et notamment la présidence du Conseil de Surveillance de 1972 à 1998. Il a été membre du Conseil d'Administration d'Automobiles Peugeot de 1982 à 1996. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2005 :** 20 041 actions.

DIRECTOIRE

Jean-Martin Folz Date du premier mandat au Directoire : 15 mai 1997 Échéance du mandat en cours : 2008 Né le 11 janvier 1947 **Président du Directoire** Adresse professionnelle : PSA PEUGEOT CITROËN 75, Avenue de la Grande-Armée 75016 Paris	**Président du Directoire de PSA PEUGEOT CITROËN** **Au 31 décembre 2005, M. Jean-Martin Folz est également :** **Président** d'Automobiles Peugeot, Automobiles Citroën. **Administrateur** de Banque PSA Finance, Peugeot Citroën Automobiles, Faurecia, Saint-Gobain, Solvay (Belgique). **Mandats expirés au cours des cinq derniers exercices :** **Président** de Banque PSA Finance, Peugeot Citroën Automobiles. **Président du Conseil de Surveillance** de Sommer Allibert. **Expertise et expérience professionnelle complémentaire :** M. Jean-Martin Folz a occupé plusieurs postes de responsabilité managériale chez Rhone-Poulenc, Jeumont-Schneider. Il a été directeur général de Péchiney, puis d'Eridania-Beghin-Say avant de rejoindre le groupe PSA PEUGEOT CITROËN. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2005 :** 0.
Frédéric Saint-Geours Date du premier mandat au Directoire : 1er juillet 1998 Échéance du mandat en cours : 2008 Né le 20 avril 1950 **Membre du Directoire** Adresse professionnelle : Automobiles Peugeot 75, Avenue de la Grande-Armée 75016 Paris	**Membre du Directoire** **Directeur général délégué de la société Automobiles Peugeot** **Au 31 décembre 2005, M. Frédéric Saint-Geours est également :** **Président du Conseil d'Administration** de Peugeot Motor Company Plc. **Membre du Conseil de Surveillance** de Peugeot Deutschland GmbH. **Administrateur** de Peugeot España. **Représentant permanent** d'Automobiles Peugeot au Conseil d'Administration de Gefco, Banque PSA Finance. **Mandat expiré au cours des cinq derniers exercices :** Aucun. **Expertise et expérience professionnelle complémentaire :** M. Frédéric Saint-Geours a été directeur financier du groupe PSA PEUGEOT CITROËN et, depuis 1990, directeur général adjoint, puis directeur général d'Automobiles Peugeot. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2005 :** 0.

Claude Satinet

Date du premier mandat au Directoire : 1er juillet 1998
Échéance du mandat en cours : 2008

Né le 19 juillet 1944

Membre du Directoire

Adresse professionnelle :
Automobiles Citroën
Immeuble Colisée III
12, rue Fructidor
75017 Paris

Membre du Directoire
Directeur général délégué de la société Automobiles Citroën

Au 31 décembre 2005, M. Claude Satinet est également :
Président de Citer, Citroën Belux.
Président du Conseil d'Administration de Citroën Danemark A/S, Citroën Italia, Citroën UK Ltd, Citroën (Suisse) S.A.
Président du Conseil des Commissaires de Citroën Nederland B.V.
Membre du Conseil de Surveillance de Citroën Deutschland AG.
Administrateur de Automoviles Citroën España, Autotransporte Turistico Español S.A., Citroën Sverige AB.
Représentant permanent d'Automobiles Citroën :
À la présidence du Conseil d'Administration d'Automoveis Citroën,
Au Conseil d'Administration de Gefco, Banque PSA Finance.

Mandat expiré au cours des cinq derniers exercices : Aucun.

Expertise et expérience professionnelle complémentaire :
M. Claude Satinet a rejoint le groupe PSA PEUGEOT CITROËN en 1973 pour occuper différents postes de responsabilité chez Automobiles Citroën dans les domaines informatique, financier et commercial. Directeur général adjoint d'Automobiles Citroën en 1994, il en est directeur général depuis 1998.

Nombre de titres Peugeot S.A. détenus au 31 décembre 2005 : 21 000 actions.

ORGANES DE SURVEILLANCE ET DE DIRECTION

RÉMUNÉRATIONS DE L'EXERCICE 2005

RÉMUNÉRATIONS PERÇUES AU COURS DE L'EXERCICE 2005

Rémunérations totales, directes ou indirectes, et avantages en nature versés en 2005 par les sociétés du groupe aux membres du Conseil de Surveillance et aux censeurs :

	Fonction	
M. Thierry Peugeot	Président du Conseil de Surveillance	457 000 euros
M. Jean Boillot	Vice-président du Conseil de Surveillance	44 860 euros
M. Jean-Philippe Peugeot	Vice-président du Conseil de Surveillance	49 860 euros
M. Pierre Banzet	Membre du Conseil de Surveillance	17 000 euros
M. Jean-Louis Dumas	Membre du Conseil de Surveillance	22 000 euros
M. Marc Friedel	Membre du Conseil de Surveillance	27 000 euros
M. Jean-Louis Masurel	Membre du Conseil de Surveillance	22 000 euros
M. François Michelin	Membre du Conseil de Surveillance	27 000 euros
M. Jean-Paul Parayre	Membre du Conseil de Surveillance	22 000 euros
Mme Marie-Hélène Roncoroni	Membre du Conseil de Surveillance	22 000 euros
M. Ernest-Antoine Seillière	Membre du Conseil de Surveillance	27 000 euros
M. Joseph F. Toot	Membre du Conseil de Surveillance	17 000 euros
M. Roland Peugeot	Censeur	17 000 euros
M. Bertrand Peugeot	Censeur	17 000 euros

Les rémunérations ci-dessus, versées par Peugeot S.A., comprennent, outre les jetons de présence des membres du Conseil de Surveillance, les rémunérations particulières versées au président et aux vice-présidents du Conseil de Surveillance, ainsi que celles versées aux présidents et membres du comité stratégique, du comité des rémunérations et des nominations et du comité financier.

M. Thierry Peugeot bénéficie de la mise à disposition d'un véhicule de fonction. Il a perçu en outre une rémunération de 13 000 euros au titre de son mandat d'administrateur de la société Faurecia.

Rémunérations totales, directes ou indirectes, et avantages en nature versés en 2005 par les sociétés du groupe aux membres du Directoire :

	Alloués au titre de l'année 2005		Versés dans l'année 2005 (*)	
	Rémunération totale	Dont part variable	Rémunération totale	Dont part variable
M. Jean-Martin Folz, Président	1 650 840 euros	669 940 euros	1 769 070 euros	788 170 euros
M. Frédéric Saint-Geours	752 560 euros	244 660 euros	795 740 euros	287 840 euros
M. Claude Satinet	795 740 euros	287 840 euros	795 740 euros	287 840 euros

(*) La part variable liée aux résultats d'une année n est versée au premier trimestre de l'année n+1.

Dans ces rémunérations, est valorisé l'avantage que constitue pour chacun des membres du Directoire la mise à disposition d'un véhicule de fonction.

En outre, M. Jean-Martin Folz a perçu une rémunération de 21 000 euros au titre de son mandat d'administrateur de la société Faurecia.

↗ OPÉRATIONS CONCLUES AVEC LES ORGANES DE SURVEILLANCE ET DE DIRECTION

À la date du présent document de référence, il n'existe pas d'opération significative conclue avec un membre des organes de direction ou un actionnaire détenant plus de 5 % du capital de la société. En particulier, aucun prêt, ni aucune garantie n'ont été consentis par la société en faveur des membres du Conseil de Surveillance ou du Directoire.

↗ OPÉRATIONS RÉALISÉES PAR LES DIRIGEANTS MANDATAIRES SOCIAUX SUR LES TITRES DE LA SOCIÉTÉ AU COURS DE L'EXERCICE 2005

M. Jean-Paul Parayre, membre du Conseil de Surveillance, a acquis en février 2005, 2 300 actions Peugeot S.A.
M. Claude Satinet, membre du Directoire, a acquis en mai 2005 , 21 000 actions issues de levées d'options d'achat d'actions. Il les detenait toujours au 31 décembre 2005.

Chaque opération a été portée à la connaissance de l'Autorité des Marchés Financiers, conformément à son règlement.

↗ OPTIONS D'ACHAT D'ACTIONS ATTRIBUÉES ET LEVÉES AU COURS DE L'EXERCICE 2005

Options d'achat d'actions attribuées à, et levées par les membres du Directoire en 2005 :

	Options attribuées				Options levées			
	Plan	Nombre	Date d'échéance	Prix d'achat	Plan	Nombre	Date d'échéance	Prix d'achat
M. Jean-Martin Folz, Président	23/08/2005	75 000	23/08/2013	52,37 €	-	-	-	-
M. Frédéric Saint-Geours	23/08/2005	40 000	23/08/2013	52,37 €	-	-	-	-
M. Claude Satinet	23/08/2005	40 000	23/08/2013	52,37 €	31/03/1999	21 000	30/03/2007	20,83 €

Options d'achat d'actions attribuées globalement en 2005 aux onze salariés non mandataires sociaux dont le nombre d'options attribuées est le plus élevé :

Plan	Nombre total	Date d'échéance	Prix d'achat
23/08/2005	300 000	23/08/2013	52,37 €

Options d'achat d'actions attribuées antérieurement et levées en 2005 par les dix salariés non mandataires sociaux dont le nombre d'options attribuées est le plus élevé :

Plan	Nombre total	Date d'échéance	Prix d'achat	Nombre de salariés
31/03/1999	74 100	30/03/2007	20,83 €	11
05/10/2000	67 800	04/10/2008	35,45 €	12
20/11/2001	6 700	19/11/2008	46,86 €	3
21/08/2002	3 000	20/08/2009	46,28 €	1




04 LES ACTIVITÉS DU GROUPE EN 2005



I ACTIVITÉ AUTOMOBILE

UN MARCHÉ MONDIAL EN HAUSSE DE 3,2 %

Stabilité du marché d'Europe occidentale.
Reprise de la croissance en Chine.
Fort redressement en Amérique latine.

En 2005, le marché automobile mondial a progressé de 3,2 %, à 62,8 millions de voitures particulières et véhicules utilitaires légers.

Le marché d'Europe occidentale s'est établi en hausse de 0,2 % sur l'ensemble de l'année, à 16 501 100 voitures particulières et véhicules utilitaires légers ; il est resté tiré par de fortes campagnes promotionnelles dans l'ensemble des pays européens. Dans ce contexte, la demande automobile s'est accrue en Espagne (+ 3,5 %) après deux années de hausse soutenue et en France (+ 2,7 %). Le premier marché européen, l'Allemagne, a bien résisté dans un environnement économique morose et progresse de 1,7 %. À l'inverse, le Royaume-Uni accuse une chute sensible (- 4,6 %) imputable au recul du marché des particuliers. Le marché italien est en baisse de 1,7 %, dans un contexte de forte concurrence automobile et de faible croissance économique. Le dernier trimestre de 2005 a été marqué par un ralentissement de la demande européenne (- 2,9 %) plus fort qu'attendu, qui a entraîné une nouvelle détérioration du climat concurrentiel.

Dans leur ensemble, les marchés asiatiques ont affiché une hausse de 6,4 %. En Chine, le marché reprend sa croissance, estimée à 25,8 % sur l'année et approche désormais 3 200 000 véhicules particuliers.

Les marchés automobiles ont connu un fort redressement en Amérique latine, dans un contexte de croissance économique soutenue ; le marché brésilien augmente de 9,5 % et le marché argentin affiche une hausse de 35,2 %.

Les marchés automobiles d'Europe centrale et orientale, qui avaient connu un niveau élevé au début de 2004, sont en retrait sensible ; les marchés polonais et hongrois reculent de 23,5 % et 4,2 % respectivement et le marché turc, quasiment stable (+ 0,6 %), se maintient à haut niveau, à près de 700 000 unités.

3 390 000 VÉHICULES VENDUS PAR LE GROUPE

Ventes mondiales en légère progression de 0,4 %.
Performances contrastées entre les ventes à l'international et en Europe occidentale.

Les ventes mondiales du groupe sont en légère progression (+ 0,4 %) à 3 390 000 véhicules, contre 3 375 300 unités en 2004. Les ventes de Citroën, à 1 394 500 unités, augmentent de 3,4 % et celles de Peugeot s'établissent à 1 995 500 unités, contre 2 027 200 unités en 2004. Ce résultat traduit pour le groupe des performances contrastées entre les ventes à l'international (+ 8,3 %) et les ventes en Europe occidentale (- 2,7 %).

UNE PART DE MARCHÉ EN LÉGER RETRAIT EN EUROPE

Léger recul des immatriculations européennes du groupe.

Contexte commercial tendu.

Volonté de privilégier la rentabilité par rapport aux volumes.

Poursuite du renouvellement de l'offre produit.

En Europe de l'Ouest, les immatriculations de voitures particulières et de véhicules utilitaires légers de Peugeot et de Citroën se sont élevées à 2 355 000 unités, en baisse de 2,1 %, et la part de marché du groupe s'établit à 14,3 % (14,6 % en 2004) sur l'ensemble des 18 pays européens. Le retrait de la performance du groupe s'explique largement par la volonté de privilégier la rentabilité par rapport aux volumes dans un contexte commercial tendu et donc de restreindre les ventes dans des segments de marché peu rentables tels que les locations courte durée et les grandes flottes.

La pénétration du groupe PSA PEUGEOT CITROËN est supérieure à 15 % dans six des dix-sept pays d'Europe de l'Ouest et elle est comprise entre 8,4 % et 13 %, dans dix d'entre eux. En Allemagne, la part de marché du groupe augmente très légèrement, à 5,7 %.

Sur le marché européen des véhicules utilitaires légers, les immatriculations du groupe s'élèvent à 370 400 véhicules, soit une part de marché de 18,5 %. Sur le marché des véhicules particuliers, PSA PEUGEOT CITROËN enregistre 1 984 600 immatriculations représentant une part de marché de 13,7 % contre 14 % en 2004.

Au total, le groupe PSA PEUGEOT CITROËN conserve sa position de second constructeur européen de voitures particulières et de premier constructeur de véhicules utilitaires légers.

En France, le groupe atteint une part de marché de 31,6 % avec 785 000 véhicules (voitures particulières et véhicules utilitaires légers), soit une progression de 1,7 % de ses immatriculations.

En Espagne, PSA PEUGEOT CITROËN, avec une part de marché de 20,6 %, confirme sa première position et enregistre une légère progression, avec 394 400 immatriculations.

En Grande-Bretagne, troisième marché du groupe en volume, Peugeot et Citroën atteignent, avec 283 300 immatriculations, une part de marché de 10,2 % ; le recul de 9,4 % des ventes a suivi celui des ventes aux particuliers, segment de marché que le groupe privilégie par rapport à celui des grandes flottes, moins rentable.

En Italie, dans un contexte de baisse du marché (- 1,7 %) et de concurrence accrue sur le segment des petites voitures, les volumes du groupe sont en recul de 11,1 % à 240 500 unités et sa part de marché atteint 9,9 %.

En Allemagne, PSA PEUGEOT CITROËN reprend sa progression et atteint 5,7 % de part de marché (contre 5,6 % en 2004) avec 202 100 véhicules immatriculés (+ 4,7 %).

FORTE PROGRESSION DES VENTES HORS EUROPE DE L'OUEST

Plus de 1 000 000 d'unités et plus de 30 % des ventes hors d'Europe occidentale.

Augmentation sensible en Amérique latine.

Forte croissance en Chine.

En dehors d'Europe Occidentale, les ventes de voitures et d'éléments détachés, à 1 029 500 unités (738 000 pour Peugeot et 291 500 pour Citroën), progressent de 8,3 % par rapport à 2004 et représentent 30,4 % des ventes mondiales du groupe, contre 28,2 % en 2004 et 24,9 % en 2003.

En Amérique latine, les ventes de Peugeot et Citroën bénéficient des récents lancements de modèles (Peugeot 307 et 206 SW) ainsi que du lancement de nouvelles motorisations flexfuel et augmentent de 28,3 % à 182 900 unités.

Au Brésil, les ventes du groupe progressent de 27 %, à 81 900 unités ; PSA PEUGEOT CITROËN obtient ainsi une part de marché de 4,9 % contre 4,3 % en 2004. En Argentine, les ventes du groupe atteignent 52 800 unités (+ 47,5 %) avec une part de marché de 13,8 %.

En Europe centrale et orientale, les ventes sont en retrait de 4,8 % à 209 700 voitures. Dans les six principaux pays d'Europe centrale (Pologne, Hongrie, République tchèque, Slovénie, Croatie, Slovaquie) plus la Turquie, la part de marché du groupe s'établit à 9,5 % avec 150 700 véhicules vendus.

En Russie, le groupe progresse de 12,7 % avec 16 500 véhicules vendus par Citroën et Peugeot.

En Chine, la montée en puissance de la marque Peugeot après son introduction en 2004 (lancement en juillet de la Peugeot 307 Sedan) et la bonne tenue des ventes de Citroën ont permis à Dongfeng Peugeot Citroën Automobile de renouer avec une forte croissance ; les ventes progressent de 57,2 % et passent de 89 700 unités à 141 000 unités.

Le groupe enregistre une légère progression des ventes d'éléments détachés à ses partenaires industriels iraniens. Elles passent de 292 500 unités en 2004 à 304 300 unités en 2005.

LE SUCCÈS DES MODÈLES ET DES TECHNOLOGIES

Lancements réussis pour les Peugeot 107, 407 coupé et Citroën C1.

Croissance des ventes de Peugeot 407 et Citroën C4.

Bonne résistance de la Peugeot 206 et Citroën Xsara Picasso.

Offre technologique reconnue.

Le niveau de ventes mondiales du groupe confirme l'attrait reconnu de ses modèles et de ses technologies. Peugeot 107 et Citroën C1, Peugeot 307 restylée et 407 coupé ont connu des lancements réussis avec des objectifs de calendrier et de volumes de ventes respectés.

Peugeot 1007

La Peugeot 1007, petit monospace novateur lancé en avril 2005, a été vendu à 53 800 exemplaires.

Peugeot 206

La Peugeot 206, dont le lancement remonte à septembre 1998, démontre une forte capacité de résistance avec 676 500 unités vendues, en recul de 15,3 % par rapport à 2004. Elle reste largement la voiture la plus vendue en Europe sur le segment des petites voitures.

Peugeot 307

La Peugeot 307 se maintient à un bon niveau, à 520 400 unités (- 10,5 %), soutenue par la commercialisation de 307 Sedan en Chine, le lancement de la production pour le Mercosur dans l'usine de Buenos Aires et, depuis juin, par l'arrivée de la « nouvelle 307 » restylée.

Peugeot 407

La Peugeot 407, dans ses versions berline et SW, a été confortée en fin d'année par le lancement de la version coupé. Elle a été vendue à 241 400 exemplaires et occupe en Europe le troisième rang des meilleures ventes de sa catégorie.

Peugeot 607

La Peugeot 607, confortée par son restylage et la commercialisation fin 2004 de la motorisation V6 HDi FAP, a progressé de 12,1 % avec 19 100 immatriculations. Depuis son lancement en 2000, près de 150 000 exemplaires de Peugeot 607 ont été vendus.

Citroën C2

Les ventes de Citroën C2 ont porté sur 126 200 unités en 2005. Commercialisée depuis septembre 2003, elle s'est vendue à près de 338 000 exemplaires depuis son lancement.

Citroën C3

La Citroën C3, dont la gamme s'est élargie en 2005 avec la commercialisation d'une C3 équipée du moteur HDi FAP et d'une C3 Stop & Start, s'est vendue à 306 300 exemplaires. En parallèle, le style de C3 a évolué tant à l'intérieur qu'à l'extérieur avec une nouvelle face avant plus expressive.

Citroën C4

Pour la marque Citroën, l'année 2005 aura été marquée par le lancement réussi de Citroën C4. Avec 237 100 ventes, elle permet à Citroën de doubler ses ventes sur le segment des berlines de cette catégorie.

Citroën Xsara Picasso

La Citroën Xsara Picasso a démontré une bonne capacité de résistance. Dans un segment où l'offre concurrente a été fortement renouvelée, elle a été vendue à 186 000 unités.

Citroën C5

La Citroën C5 s'est vendue à 88 800 exemplaires en 2005, en baisse de 9,3 % par rapport à 2004.

Citroën C1 et Peugeot 107

Lancées en juin 2005, Peugeot 107 et Citroën C1 ont été vendues respectivement à 31 700 et 30 100 exemplaires et ont atteint ainsi les objectifs fixés pour leur première année. En année pleine, ces deux modèles ont un objectif de vente de 100 000 unités chacun.

Citroën Berlingo et Peugeot Partner

Avec 313 800 ventes, Citroën Berlingo et Peugeot Partner se maintiennent au niveau de leur meilleure performance historique.

Peugeot 807 et Citroën C8

Les ventes de Peugeot 807 et Citroën C8 s'établissent à 51 100 unités, contre 57 500 unités en 2004.

Véhicules utilitaires légers

Au total, les ventes de véhicules utilitaires légers du groupe reculent de 6,2 %, à 407 100 unités, dont 201 600 unités pour Peugeot (- 11,8 %) et 205 500 unités pour Citroën (+ 0,1 %). Cette baisse est principalement liée à un recul de la version entreprise de Peugeot 206 en raison du lancement proche de Peugeot 207, et à un ralentissement des ventes de Peugeot Boxer et Citroën Jumper, dont le renouvellement doit intervenir en 2006.

Diesel et filtre à particules (FAP)

En 2005, la demande de véhicules diesel s'est à nouveau accrue en Europe (+ 2 %). Elle représente 49,3 % des ventes de voitures particulières en Europe, contre 48,3 % en 2004 et 43,7 % en 2003.

La gamme de moteurs HDi à injection directe haute pression offerte par le groupe continue à être reconnue comme la référence du marché. Après les motorisations HDi 1,6 litre 110 chevaux et 90 chevaux et le moteur HDi 2,0 litres 136 chevaux commercialisés en 2004, l'offre de motorisation diesel s'est enrichie du moteur HDi 2,7 litres V6 200 chevaux lancé sur les Peugeot 607 et 407 coupé. Le groupe a conforté son avance dans l'offre diesel en présentant fin 2005 deux nouveaux moteurs HDi 2,2 litres à haut rendement énergétique qui seront commercialisés en 2006, l'un équipant les voitures particulières de haut de gamme et l'autre les véhicules utilitaires légers.

Au total, 1 710 600 véhicules équipés de moteurs diesel ont été vendus en 2005, dont 1 528 300 motorisations HDi. L'ensemble des motorisations diesel a représenté 50,5 % des ventes du groupe en 2005, contre 51,2 % en 2004. La part de Peugeot et Citroën sur le marché européen des voitures particulières équipées de moteurs diesel s'est établie à 15,8 %.

Par ailleurs, le groupe reste leader mondial incontesté du filtre à particules (FAP) qui a déjà équipé 1 318 000 véhicules. Lancé en première mondiale en mai 2000 sur la Peugeot 607, le FAP a été progressivement déployé au sein des deux gammes Peugeot et Citroën. Les véhicules du groupe équipés de FAP bénéficient désormais de la version Octosquare lancée en 2004, qui ne nécessite plus aucun entretien.

Alerte de franchissement involontaire de ligne (Afil)

Le système de surveillance de trajectoire latérale appelé Afil (Alerte de franchissement involontaire de ligne), lancé en 2004 sur les Citroën C4 et C5, est destiné à éviter des accidents sur voies rapides ou autoroutes en situation d'hypovigilance du conducteur.

L'Afil permet en effet de détecter le franchissement des lignes sur le sol si le clignotant n'est pas actionné. Le conducteur est alors immédiatement alerté par le déclenchement d'un vibreur situé dans l'assise du siège, du côté correspondant au franchissement de la ligne.

Appel d'urgence

L'appel d'urgence, lancé en France en 2003 et en Allemagne en 2004, est proposé sur la quasi-totalité des gammes Peugeot et Citroën équipées de la navigation et du téléphone mains libres (versions RT3). PSA PEUGEOT CITROËN est le seul constructeur généraliste à offrir gratuitement, pendant toute la durée de vie du véhicule, un service d'appel d'urgence. Le déploiement s'est poursuivi en 2005 avec l'ouverture du service en Italie, en Espagne et au Benelux. Plus de 120 000 voitures Peugeot et Citroën dotées de ce système ont déjà été commercialisées dans les sept pays européens où le service est ouvert.

RÉDUCTION DES COÛTS

Maintien des efforts de réduction des coûts :

- **Poursuite de la politique de plates-formes communes.**
- **Montée en puissance de la politique de coopérations.**
- **Amélioration de la compétitivité.**

La politique de plates-formes

Depuis 2001, PSA PEUGEOT CITROËN a introduit trois plates-formes, correspondant respectivement aux gammes basse, moyenne inférieure et moyenne supérieure/haut de gamme.

Le groupe a poursuivi en 2005 la mise en œuvre de sa politique de plates-formes communes. Après les lancements en 2004 de la Peugeot 407 berline et SW et de la nouvelle Citroën C5 berline et break, le site de Rennes, dédié à la plate-forme 3, a vu les lancements de la Peugeot 407 coupé et de la Citroën C6 commercialisée début 2006. À Poissy la Peugeot 1007 a été lancée sur la plate-forme 1 qui se prépare par ailleurs au lancement de la future 207 au printemps 2006.

L'application du concept de plates-formes permet une simplification de l'industrialisation du véhicule grâce à un taux élevé de communauté de pièces et composants et grâce à la reconduction de solutions techniques éprouvées. La standardisation des pièces communes est la base d'une organisation industrielle plus rationnelle touchant les approvisionnements, la logistique, la maintenance, l'équilibrage des lignes de montage. La politique de plates-formes permet de diminuer tout à la fois les coûts de production, les temps d'assemblage, ainsi que les dépenses d'investissements. Elle permet en outre d'améliorer la souplesse d'utilisation des moyens industriels en fonction des évolutions commerciales des modèles assemblés.

Le plan produit du groupe continuera de bénéficier de cette politique de plates-formes qui réduit la diversité industrielle et permet par là même de développer plus rapidement et à moindre coût une gamme de véhicules élargie ; ainsi la Peugeot 207, développée sur la plate-forme 1 aux côtés de Citroën C3 et C2 et de Peugeot 1007 constitue une étape significative en ce sens.

Au total, 1 600 000 véhicules ont été produits sur les plates-formes communes en 2005. Ce chiffre doit quasiment doubler à l'horizon 2008, conduisant ainsi à de nouvelles réductions de coûts grâce aux économies d'échelle sur les pièces et composants communs.

La politique de coopérations

Elle se traduit par la conclusion d'accords avec d'autres constructeurs pour le développement et la production de produits communs. Ces accords permettent de partager avec les partenaires les coûts de recherche et développement et les investissements industriels et de bénéficier d'effets d'échelle supplémentaires sur les coûts de production, tout en respectant l'indépendance du groupe. La politique de coopération s'est activement poursuivie en 2005.

En mai, PSA PEUGEOT CITROËN et Toyota Motor Corporation ont inauguré officiellement leur usine automobile commune située à Kolin en République tchèque. Cette usine, qui produit sur une plate-forme commune trois petits véhicules (Citroën C1, Peugeot 107 et Toyota Aygo) est le fruit d'une coopération réussie qui a permis de conjuguer les connaissances de deux constructeurs en matière de conception, de style, de production et de relations fournisseurs, tout en s'ouvrant mutuellement à des cultures d'entreprise, des technologies et des pratiques industrielles différentes.
En 2005, près de 100 000 véhicules ont été produits après le démarrage industriel et près de 300 000 unités seront assemblées en 2006 pour les besoins des deux partenaires.

En juin, PSA PEUGEOT CITROËN et BMW Group ont présenté l'organisation industrielle de leur coopération annoncée en 2002 et portant sur la production d'une nouvelle famille de petits moteurs essence qui équiperont des modèles Peugeot, Citroën et Mini. L'usinage des pièces principales se fera à la Française de Mécanique (Douvrin, France) pour les deux partenaires, tandis que l'assemblage est réparti entre Douvrin pour les besoins de PSA PEUGEOT CITROËN et Hans Hall pour ceux de BMW Group. Un premier module de production d'une capacité de 2 500 unités/jour est opérationnel depuis la fin 2005. La production totale envisagée à terme est de l'ordre de 1 million d'unités par an.

En octobre, Ford Motor Company et PSA PEUGEOT CITROËN ont renforcé leur coopération en annonçant une quatrième étape portant sur la production conjointe de deux moteurs diesel 2,2 litres. Légers, propres et à haut rendement énergétique, ces moteurs sont destinés aux gammes de véhicules utilitaires d'une part et de véhicules particuliers haut de gamme des deux constructeurs d'autre part. Les deux moteurs intègrent un grand nombre d'innovations technologiques : notamment, ajustement du rendement énergétique et choix d'une chambre de combustion ECCS,

permettant de réduire les émissions polluantes à la source tout en améliorant notablement les performances et le confort acoustique.

Par ailleurs, l'année 2005 a été marquée par l'annonce de nombreux accords de coopérations.

En mars, PSA PEUGEOT CITROËN, Fiat et Tofas ont effectivement signé un accord de coopération pour le développement et la production de petits véhicules utilitaires d'entrée de gamme, conçus pour le marché européen. Cette nouvelle offre de véhicules viendra compléter les gammes des trois marques Peugeot, Citroën et Fiat et sera produite par Tofas dans l'usine de Bursa (Turquie). En Juillet 2005, Mitsubishi Motors et PSA PEUGEOT CITROËN ont signé un accord portant sur de nouveaux véhicules 4x4. Cet accord prévoit la production annuelle au Japon de 30 000 véhicules pour les besoins de PSA PEUGEOT CITROËN, sur la base d'une nouvelle plate-forme Mitsubishi. Présentés lors du salon de Genève en 2007, ces nouveaux 4x4 seront dotés de styles spécifiques pour Peugeot et pour Citroën. Ils seront équipés des tout derniers moteurs diesel HDi avec filtre à particules de PSA PEUGEOT CITROËN.

LES INVESTISSEMENTS

Maîtrise des investissements en deçà de 3 milliards d'euros.

Préparation des lancements industriels.

Amélioration continue de l'efficacité de l'outil industriel et achèvement de la nouvelle usine slovaque.

Les investissements corporels 2005

Le groupe poursuit sa démarche de maîtrise des investissements nécessaires au métier de constructeur automobile. Les investissements corporels bruts de la division automobile s'établissent à 2 370 millions d'euros, à comparer à 2 314 millions d'euros en 2004.

Les lancements industriels de véhicules et organes mécaniques

Les investissements de 2005 ont été consacrés tout d'abord à la préparation des lancements industriels de modèles prévus en 2006, la Citroën C6 à Rennes, la Peugeot 207 au printemps 2006 dont l'assemblage sera assuré par les sites de Poissy, Madrid et Trnava, puis un nouveau modèle pour la marque Citroën et deux véhicules utilitaires légers. À l'international, des investissements ont été réalisés au Mercosur pour le lancement de la Peugeot 307 cinq portes tricorps.

Concernant les organes mécaniques, la majeure partie des travaux de développement et de modernisation engagés est aujourd'hui en voie d'achèvement. Ces travaux permettent au groupe de disposer de moyens de production modernes et performants pour les motorisations diesel et essence.

Dans le cadre de sa coopération avec BMW, portant sur des moteurs essence de petites cylindrées, PSA PEUGEOT CITROËN a complété les investissements relatifs à un nouvel atelier de production sur le site de Douvrin.

Le groupe a également, investi dans l'industrialisation du moteur HDi DW12, dont la puissance est passée de 136 ch à 170 ch.

Par ailleurs, PSA PEUGEOT CITROËN a achevé la mise en place de la première tranche d'investissements pour la nouvelle boîte de vitesses Mécanique Compacte Pilotée (MCP) sur le site de Valenciennes.

Le développement et l'optimisation de l'outil industriel

Le groupe mène une politique d'investissement mesurée et commence à bénéficier pleinement des effets des rationalisations opérées depuis plusieurs années.

Le groupe a consacré en 2005 une partie de ses investissements à la poursuite de ses efforts de développement, de rénovation et de modernisation de l'outil industriel.

En 2005, PSA PEUGEOT CITROËN a poursuivi ses investissements, à hauteur de 399 millions d'euros, dans la construction de la nouvelle usine de Trnava en Slovaquie. Cette unité d'assemblage, d'une capacité annuelle de 300 000 unités, est désormais en phase de démarrage. Une extension d'une capacité de 150 000 véhicules par an a d'ores et déjà été décidée à l'horizon 2010.

Cet investissement vient compléter ceux déjà réalisés antérieurement. Avec l'usine de Kolin inaugurée en mai 2005, en coopération avec Toyota, cette nouvelle unité va permettre au groupe d'améliorer sensiblement sa performance industrielle. En effet, ces deux sites de production ont été conçus dans un souci d'efficacité optimale et permettront une amélioration de la logistique globale au sein de l'Europe élargie.

Par ailleurs, PSA PEUGEOT CITROËN poursuit ses travaux de modernisation de l'outil de production : à Poissy, la rénovation de l'atelier de montage est achevée. Concernant l'emboutissage, les nouvelles lignes de découpe et d'emboutissage sont opérationnelles sur les sites de Mulhouse et Poissy.

Le programme d'amélioration de la productivité industrielle par la généralisation des meilleures pratiques internes s'est poursuivi activement en 2005 permettant au groupe de se rapprocher des meilleures pratiques du secteur en matière de coûts de production. Ce plan a déjà permis de réduire le temps moyen d'assemblage par véhicule de 24 % entre 2001 et 2005 dans les usines européennes. Par ailleurs, le groupe a investi afin d'améliorer les conditions de travail, d'ergonomie et de sécurité. Enfin, la mise en œuvre de la méthode Hoshin se généralise et permet des gains de productivité importants en rendant plus performant le travail manuel de l'opérateur.

Investissements dans les joint-ventures

Les investissements des joint-ventures consolidées par mise en équivalence se sont élevés, pour la part de PSA PEUGEOT CITROËN dans ces joint-ventures, à 486 millions d'euros en 2005, dont 210 millions d'euros pour Dongfeng Peugeot Citroën Automobile principalement liés au lancement industriel en Chine de la Peugeot 206 et de la prochaine mise sur le marché de la Citroën C-Triomphe et d'un autre modèle Citroën. Ils incluent également 233 millions d'euros d'investissements dans les joint-ventures avec le groupe Fiat, pour de prochains démarrages industriels de véhicules utilitaires.

Taux élevé d'utilisation des capacités

Selon l'indice Harbour, qui mesure le taux d'utilisation de la capacité d'une usine sur la base de sa capacité horaire, d'une journée moyenne de 16 heures et d'une durée annuelle d'utilisation de 235 jours, le taux d'utilisation des capacités de montage du groupe en Europe de l'Ouest en 2005 s'est élevé à 102 %.

PERSPECTIVES COMMERCIALES 2006

Contexte commercial tendu en Europe occidentale.

Perspectives plus favorables en dehors d'Europe.

Poursuite de l'offensive produit Peugeot et Citroën.

Maintien d'une politique commerciale sélective pour privilégier la rentabilité.

Pour 2006, le groupe anticipe une stabilité du marché automobile en Europe occidentale, où un climat promotionnel soutenu se maintiendra.

Pour PSA PEUGEOT CITROËN, l'année sera marquée par une nouvelle et forte étape dans le rajeunissement des gammes de produits avec dans un premier temps le lancement dès avril 2006 de la 207 et mai de la C6. Combinée avec la première année pleine des modèles lancés en 2005 (C1, 107, 1007 et 407 coupé), elle doit permettre au groupe de reprendre l'offensive commerciale et de retrouver une croissance de ses volumes en Europe. Hors d'Europe occidentale, le groupe poursuivra sa dynamique de croissance à un rythme élevé, analogue à celui des deux années précédentes, notamment grâce aux lancements de nouveaux modèles des deux marques au Mercosur et en Chine.

BANQUE PSA FINANCE

L'année 2005 a été marquée par un nouveau développement de l'activité de Banque PSA Finance, dont les encours de crédit comme la production de nouveaux contrats de financements aux clients de Peugeot et de Citroën ont progressé de l'ordre de 6 %. Dans un contexte de refinancement favorable, Banque PSA Finance a atteint cette année un haut niveau de performance grâce notamment à la poursuite de l'expansion internationale de la banque, à l'efficacité de sa politique commerciale et à l'amélioration significative du coût du risque.

↗ DÉVELOPPEMENT DE L'ACTIVITÉ

La production de nouveaux crédits automobiles à la clientèle de Peugeot et de Citroën s'est élevée, en 2005, à 848 300 véhicules neufs et d'occasion, en augmentation de 2,0 %. Exprimée en valeur, la production s'est accrue de 5,7 % à 9 150 millions d'euros, sous l'effet de l'évolution des gammes de véhicules et du développement des produits d'offre globale où la part financée est généralement plus élevée.

Dans un contexte de faible croissance des marchés automobiles européens et de concurrence soutenue, Banque PSA Finance a franchi une nouvelle étape dans l'amélioration de ses performances commerciales, avec un taux de pénétration sur les ventes de Peugeot et Citroën porté de 26,3 % à 27,1 %.

Le nombre de financements de véhicules d'occasion s'est élevé en 2005 à 188 700 véhicules, en baisse de 1,9 % par rapport à 2004.

Concernant les réseaux de distribution, Banque PSA Finance a financé 2 103 721 véhicules, en léger repli de 0,6 % par rapport à 2004. Néanmoins, le montant financé s'accroît de 3,5 %, traduisant l'évolution des gammes de véhicules des deux marques. Le financement des pièces de rechange continue de croître à un rythme soutenu (+ 14 %).

En Europe occidentale, Banque PSA Finance a maintenu les fortes positions acquises dans les pays où elle opère, mais a également effectué une nette remontée de ses performances dans les pays européens où la position de la banque s'était effritée en 2004 :

- La progression la plus significative a porté sur la Grande-Bretagne où la pénétration de la banque a été portée de 22,2 % en 2004 à 28,6 % en 2005, grâce à l'intégration des offres de financement avec celles des marques Peugeot et Citroën ;
- En France, les résultats commerciaux sont restés très favorablement orientés, confirmant l'efficacité d'une forte animation commerciale et d'une offre de produits étendue ;
- Des gains de parts de marché ont été obtenus en Allemagne où des actions ciblées ont été conduites avec succès ;
- L'Espagne qui a vu sa performance fléchir en 2005, a enregistré les conséquences attendues d'une réduction des opérations à faible rentabilité.

L'expansion internationale de la banque s'est poursuivie en Europe centrale et en Amérique latine :

- Au Brésil et en Argentine, l'activité de la banque s'est inscrite dans un contexte de vive croissance des immatriculations du groupe, permettant ainsi des volumes de production de la banque en progression très significative ;
- En Europe centrale, l'activité en Pologne et en République tchèque a poursuivi son développement, tandis que la filiale en Hongrie a subi un marché automobile extrêmement concurrentiel.

↗ POURSUITE DU DÉVELOPPEMENT INTERNATIONAL

Au-delà de l'expansion continue des filiales existantes, les opérations de la banque ont été étendues :

- Au Mexique, alors que la filiale connaissait sa première année complète d'activité, les opérations ont été étendues au financement des réseaux de concessionnaires Peugeot ;
- En Chine, le partenariat de la banque avec Bank of China pour le financement des ventes de Peugeot et Citroën a été finalisé.

↗ EFFICACITÉ DE LA POLITIQUE COMMERCIALE

Toujours centrée sur l'accompagnement des politiques commerciales des marques Peugeot et Citroën, la banque a poursuivi l'enrichissement de sa gamme de produits afin que le client automobile puisse, sur le lieu de vente ou dans sa relation avec les structures spécialisées de chaque marque, optimiser ses choix grâce au financement et aux services.

L'année 2005 a été marquée par un développement très satisfaisant de la distribution de services, en progression de 16,3 %, avec une croissance particulièrement remarquable des contrats d'assurance automobile, marché sur lequel la banque souhaite devenir progressivement un acteur

significatif. Le nombre de nouveaux contrats d'assurance automobile conclus a été porté à plus de 171 000 en 2005 contre 37 200 en 2004.

AMÉLIORATION DU COÛT DU RISQUE

Le coût du risque, exprimé en pourcentage des encours nets moyens, s'est établi à 0,12 % (0,25 % à méthodes comparables) et confirme la capacité de la banque à conduire de front une politique commerciale active et une politique de risque de crédit durablement maîtrisée.

En matière d'impayés, les différents pays sont restés à des niveaux de performance globalement très satisfaisants, confirmant la pertinence des choix effectués en matière de méthode de sélection de la clientèle et la bonne adéquation des dispositifs de gestion des incidents de paiement.

POURSUITE DE LA CROISSANCE DES ENCOURS

Du fait principalement de la hausse de la production au cours de l'année 2005, les encours de crédit progressent significativement, à 22 420 millions d'euros, en hausse de 5,8 % par rapport à l'année précédente.

Les encours de crédit à la clientèle finale se sont élevés à 16 853 millions d'euros à fin 2005, en progression de 6,9 % par rapport au montant enregistré à fin 2004. Cette progression soutenue de l'encours, de même ordre que celle constatée en 2004, s'explique par les évolutions récentes de la production, et notamment par le nouvel accroissement qui l'a caractérisée en 2005.

Les encours de financement des réseaux se sont élevés à 5 564 millions d'euros à fin décembre 2005, en progression de 2,6 % par rapport à l'année précédente.

Les développements géographiques de Banque PSA Finance en dehors de sa zone d'activité traditionnelle en Europe, ont contribué à la croissance des encours en 2005 et devraient soutenir son potentiel de croissance à l'international.

BÂLE II

Banque PSA Finance se prépare à l'entrée en vigueur des nouvelles règles internationales dites « Bâle II », dont la mise en œuvre permettra de mettre en évidence plus encore que par le passé la qualité du portefeuille de crédit de la banque ainsi que la maîtrise de son contrôle interne. La démarche, supervisée par un comité de pilotage, vise à la mise en œuvre d'un système de notation interne pour la valorisation du risque de crédit, au déploiement d'une démarche de suivi et à l'adaptation des dispositifs de pilotage des risques.

GEFCO

Les activités de Gefco ont connu une nouvelle progression en 2005, se traduisant par une hausse de 3,7 % de son chiffre d'affaires, à 3 000 millions d'euros.

Ce développement s'inscrit dans la stratégie de croissance de Gefco, fondée sur l'intégration logistique, dédiée à l'industrie, et sur le développement international. Gefco offre en effet des solutions logistiques complètes en amont comme en aval de l'outil de production de ses clients, avec le souci de l'optimisation des flux nationaux et internationaux et, dans le domaine automobile, des prestations spécifiques telles que différenciation retardée, assemblage, mise en place de livraisons synchrones en bord de ligne, prise en charge de préparations de commande ou de contrôles spécifiques.

À l'horizon 2008, Gefco s'est fixé trois défis à relever : accroître la conquête de clients hors groupe PSA PEUGEOT CITROËN, contribuer davantage au besoin de performance de PSA PEUGEOT CITROËN et étendre sa présence internationale.

↗ COMMERCE INTERNATIONAL DYNAMIQUE

L'activité de Gefco en 2005 s'est inscrite dans un environnement de commerce international dynamique, nourri par les échanges entre les zones Asie, Europe et Amérique. En Europe, même si l'économie de la zone Euro est restée affectée par l'atonie de la demande intérieure, les concentrations d'entreprises ont repris dans le secteur de la logistique.

Dans ce contexte, Gefco a connu une nouvelle croissance de ses activités.

↗ INTERNATIONALISATION CROISSANTE

En 2005, Gefco a réalisé 60 % de sa croissance dans les pays où il est nouvellement implanté.

En Europe centrale et orientale, Gefco accompagne le développement industriel de PSA PEUGEOT CITROËN. Gefco assure ainsi la logistique aval de la nouvelle usine de TPCA (Toyota Peugeot Citroën Automobiles) et la mise en œuvre du « hub » Automotive de Kolin. À l'issue d'un appel d'offres, la nouvelle usine de Trnava en Slovaquie a choisi Gefco pour gérer son « cross-dock », par lequel transitent tous les approvisionnements des fournisseurs ; il assure, grâce à une logistique fine, l'approvisionnement du poste de l'opérateur en très petites quantités, au moment précis de consommation et donc sans aucun stock sur la ligne de montage. À ces développements se sont ajoutés la progression des nouvelles filiales en Roumanie et en Hongrie, ainsi que les nouveaux contrats conclus dans cette zone notamment avec General Motors en Russie. Le chiffre d'affaires en Europe centrale et orientale progresse de 85 %.

En Amérique latine, grâce au développement de grands comptes dans les secteurs automobiles et de l'hygiène, et à la forte croissance de la logistique automobile, Gefco enregistre une croissance de l'ordre de 60 %.

En Chine, une ligne quotidienne Shanghai - Wuhan a été implantée pour l'approvisionnement de l'usine de Dongfeng Peugeot Citroën Automobile (DPCA). Le magasin externalisé de production assure déjà 80 % des approvisionnements locaux de la ligne de montage de DPCA. À l'issue d'un appel d'offres, Gefco effectue la distribution des pièces de rechange urgentes pour les concessionnaires chinois de DPCA.

↗ ACTIVITÉ HORS GROUPE EN FORTE CROISSANCE

Pour la deuxième année consécutive, les activités hors groupe PSA PEUGEOT CITROËN sur le marché de l'industrie connaissent une croissance de près de 9 %, à 1 157 millions d'euros en 2005.

Le développement de Gefco se concentre principalement sur les secteurs automobile (constructeurs, équipementiers et deux-roues motorisés), cosmétique, high-tech, chimique et des biens de consommation. Parmi les nouvelles conquêtes de l'année 2005 sur le marché stratégique des clients industriels hors groupe PSA PEUGEOT CITROËN, Gefco approvisionne désormais quinze usines du groupe BMW en Allemagne, en Grande-Bretagne et en Autriche.

INTERNATIONALISATION DES ACTIVITÉS DE LA LOGISTIQUE ET DU TRANSPORT

Les activités de logistique plates-formes, qui représentent autour de 20 % du chiffre d'affaires, continuent de croître plus vite que le transport, malgré un fléchissement en 2005.

L'année 2005 a été marquée par la poursuite de l'internationalisation du dispositif avec la création de nouvelles plates-formes logistiques en Pologne, en Slovaquie, au Royaume-Uni et en France, de nouveaux centres Automotive et d'un centre de lavage de bacs de transport de pièces ; Gefco a lancé en 2005 des chantiers d'envergure, comme le démarrage d'une plate-forme pour Yamaha, pour Plastic Omnium à Poissy (France) et pour Visteon à Onnaing (France) ; enfin, Gefco a accru ses surfaces logistiques de 10 millions de m² pour la distribution automobile et 600 000 m² pour l'activité marchandises.

Dans le domaine du transport, les lignes internationales ont été accrues, avec quarante nouvelles lignes en Europe (portant le total des lignes à plus de 500) et vingt lignes maritimes automotive en « short sea » (transport maritime sur de courtes distances) représentant une capacité de transport de 950 000 voitures. Le développement des modes de transport alternatifs à la route s'est poursuivi, avec en 2005 le lancement de la deuxième autoroute de la mer Toulon - Rome. Enfin, quinze nouvelles agences ont été créées en 2005 dans le monde, venant renforcer le réseau international de Gefco.

NOUVELLE ORGANISATION TRANSVERSE OPÉRATIONNELLE

L'organisation de Gefco par métiers de base s'est doublée en 2005 d'une organisation transverse, orientée vers les clients, via la mise en place de quatre pôles chargés de développer les marchés stratégiques : Logistique Automobile Aval, Logistique Automobile Amont industriel PSA, et Logistique Clients Industriels. Cette organisation clients s'appuie sur un système d'information unique et intégré, transverse aux pôles, aux métiers et aux pays, qui sera opérationnel en totalité fin 2006.

FAURECIA

L'année 2005 a été marquée pour Faurecia par un environnement particulièrement difficile lié à la hausse des matières premières (aciers, matières plastiques), ainsi que par une baisse de la production automobile notamment en Europe (de l'ordre de 1 %), avec un recul plus marqué en fin d'année des constructeurs français.

Dans ce contexte, Faurecia a réalisé un chiffre d'affaires en légère progression, tiré par les ventes hors d'Europe, qui concrétise le développement de sa présence industrielle en Amérique du Nord et en Asie.

↗ SIÈGES D'AUTOMOBILE

En 2005, l'activité Sièges d'automobile s'est établie en légère baisse (- 0,7 % à taux de change constant) après une augmentation de 2,4 % au premier semestre et une baisse de 4,1 % au second semestre.

Le niveau d'activité du second semestre s'explique par un recul significatif des ventes aux constructeurs français, partiellement compensé par la montée en cadence de la BMW série 3 et le développement de l'activité en Amérique du Nord grâce notamment aux ventes de Pontiac G6 de General Motors et au démarrage des ventes à Chrysler.

Sur l'ensemble de l'exercice, l'activité a été soutenue également par plusieurs autres lancements et montées en cadence tels que la Citroën C4, l'Opel Astra, la Peugeot 407, la Renault Grand Scenic.

L'expansion de l'activité a été confortée par le démarrage de nouvelles unités de production. En Allemagne, le site de Leipzig réalise les modules de sièges de la BMW série 3. Aux États-Unis, un nouveau site à Cleveland est dédié à la fabrication d'armatures de sièges. En Chine, des armatures de sièges seront fabriquées dans une nouvelle usine à Anting. En Slovaquie, le site de Lozorno assemblera des sièges automobiles pour Audi. Enfin, deux nouvelle usines sont installées à Jelcz et Walbrzych (Pologne) pour la fabrication de mousses et de composants de sièges d'automobile.

↗ AUTRES MODULES DE L'INTÉRIEUR VÉHICULE

En ce qui concerne les autres modules de l'Intérieur Véhicule, l'activité, quasiment stable sur l'ensemble de l'année, a repris sa croissance au second semestre. Le recul chez les constructeurs français a été compensé par le lancement de plusieurs modèles d'autres constructeurs : Ford Focus, Mercedes-Benz Classe S, Volkswagen Passat, et en Amérique du Nord, Chrysler PT Cruiser et Volkswagen Jetta. Sur l'ensemble de l'année, le chiffre d'affaires a également bénéficié des démarrages en Europe de l'Audi A6, de la Citroën C4 et de la Peugeot 407.

En terme de rentabilité, l'activité des autres modules de l'Intérieur Véhicule a supporté l'impact majeur de la hausse des matières plastiques, la contraction du marché français en fin d'année, des relais de croissance hors d'Europe en démarrage et encore insuffisamment rentables, les difficultés à répercuter auprès des clients les hausses de coûts de développement générées par la fragmentation des modèles et certains démarrages difficiles liés au déploiement de nouvelles technologies.

L'activité des autres modules de l'Intérieur Véhicule a été marquée par le démarrage en 2005 de l'assemblage de cockpits pour la BMW série 3 dans le nouveau site de Leipzig (Allemagne), de nouvelles unités de panneaux de portes et de planches de bord à Changchun et Wuhan (Chine) et d'un nouveau site à Hlohovec (Slovaquie) où seront produites des planches de bord.

↗ SYSTÈMES D'ÉCHAPPEMENT

Faurecia est leader européen et deuxième fournisseur mondial de systèmes d'échappement. Avec un chiffre d'affaires, hors ventes de monolithes, en progression de 14,4 % à taux de change et périmètre constants, l'activité a enregistré tout au long de l'année une bonne dynamique de croissance qui résulte des succès commerciaux en Europe (lancement de la Ford Focus et montée en cadence de la Mercedes-Benz Classe A), ainsi que d'importants démarrages en Amérique du Nord (Chevrolet Cobalt, Ford Fusion, Ford Freestyle et Explorer).

↗ BLOC AVANT

En 2005, Faurecia a confirmé sa position de leader européen. L'activité commerciale a été soutenue en 2005, grâce à la progression de l'activité avec BMW, Audi et au démarrage de la nouvelle Renault Clio. En outre, le nouveau site de Hlohovec créé en 2005 assurera la production de boucliers.

↗ EFFICACITÉ INDUSTRIELLE

Afin de renforcer sa compétitivité, Faurecia a poursuivi son déploiement industriel, avec le démarrage des neuf nouveaux sites industriels mentionnés ci-dessus. Faurecia a également poursuivi le renforcement de ses moyens d'innovations.

Les programmes de réduction de coûts ont porté sur l'amélioration de la productivité des usines industrielles et la migration d'une partie d'entre elles d'Europe de l'Ouest vers les pays à moindres coûts, ainsi que la simplification de l'organisation. Dans ce cadre, il a été annoncé la fermeture de l'usine de Beaugency (France), un plan de réduction des effectifs des sites de Marles, Auchel (France) et Madrid (Espagne) et un plan de réorganisation des usines de structures de sièges en France.

↗ INNOVATION

Les dépenses brutes de recherche et développement, qui s'élèvent à 628 millions d'euros, soit 5,7 % du chiffre d'affaires, sont en augmentation de 5,6 % par rapport à 2004. Elles traduisent notamment les efforts de développement hors de l'Europe de l'Ouest.

En 2005, Faurecia a également réalisé un renforcement de trois centres de R&D en France : un centre mondial de mécanismes de sièges, un centre mondial de sièges complets et un centre spécialisé dans les mousses de sièges. Cette capacité d'innovation a été reconnue par la signature d'un contrat avec le groupe Chrysler aux États-Unis pour la production de modules de portes selon un concept basé sur l'intégration de fonctions, élaboré et breveté par Faurecia.

↗ PERSPECTIVES 2006

Faurecia prévoit pour 2006 une poursuite de la croissance hors d'Europe, mais une activité faible en Europe. Dans ce contexte, il est envisagé une amélioration de la marge opérationnelle par rapport au point bas du deuxième semestre de 2005. Par ailleurs, Faurecia poursuivra les actions de redéploiement industriel qui devraient être du même ordre qu'en 2005.

AUTRES ACTIVITÉS

PEUGEOT MOTOCYCLES

Le marché européen des scooters a progressé de 8,5 % en 2005 après trois années de baisse consécutives. La croissance s'est faite principalement sur le marché des scooters dont la cylindrée est égale ou supérieure à 125cc, marché sur lequel Peugeot Motocycles était en 2005 peu présente, avant le lancement du nouveau Satelis.

Les ventes de Peugeot Motocycles se sont élevées à 131 100 unités, en baisse de 16 % par rapport à l'exercice précédent. Sur le marché européen des petits scooters de 50cc, Peugeot Motocycles a conservé sa troisième place avec 19 % du marché contre 21 % en 2004. Cette baisse, qui affecte également nos concurrents traditionnels, s'explique par l'arrivée de nouveaux véhicules à bas prix fabriqués en Asie. Sur le marché des scooters de plus grosses cylindrées, la part de marché est restée à 2 %.

Après l'achèvement du programme de modernisation de l'outil industriel, 2006 verra une étape majeure dans le renouvellement de la gamme de produits. Une famille de nouveaux scooters de cylindrées de 125cc, 250cc et 500cc est en cours de lancement. Le premier d'entre eux, le Satelis 125, sera lancé en mars 2006, les autres scooters devant suivre à un rythme rapide courant 2006 et 2007. Ces produits permettront à Peugeot Motocycles d'être présente à partir de 2006 sur un segment de marché plus porteur, avec des véhicules offrant des innovations majeures (ABS dès 125cc, compresseur en 125cc, coffre « automobile »).

Le chiffre d'affaires consolidé de Peugeot Motocycles s'est élevé à 206 millions d'euros en 2005.

PROCESS CONCEPTION INGÉNIERIE

Process Conception Ingénierie - PCI, spécialisée dans la conception et la réalisation de biens d'équipements industriels dans les domaines de l'assemblage, de l'emboutissage, du ferrage et de l'usinage, a réalisé en 2005 un chiffre d'affaires de 367 millions d'euros soit une progression de + 17 % par rapport à 2004.

Le montant des prises de commandes en 2005 s'est pour sa part élevé à 340 millions d'euros.

PEUGEOT CITROËN MOTEURS

Peugeot Citroën Moteurs a connu en 2005 une activité moindre qu'en 2004. Le chiffre d'affaires s'est en effet établi à 57 millions d'euros pour un volume de 14 518 moteurs en regard d'un chiffre d'affaires de 170 millions d'euros et un volume de 64 607 moteurs en 2004.

PCM devrait retrouver des volumes plus substantiels à partir de 2007.




05 LE DÉVELOPPEMENT DURABLE

I NOTRE ENGAGEMENT SOCIAL

La politique sociale du groupe PSA PEUGEOT CITROËN vise à allier performance économique et progrès humain. Elle favorise la cohésion sociale autour de valeurs communes fortes : le dialogue, la solidarité et le respect des personnes dans leur diversité.

PSA PEUGEOT CITROËN fonde son développement sur des principes d'action et de comportement socialement responsables, dans tous les pays où il est implanté et dans ses différentes branches d'activités.

La politique sociale du groupe s'est traduite depuis plusieurs années par des réalisations innovantes dans tous les pays où il est implanté. L'année 2005 a été marquée par une actualité sociale dense, particulièrement dans le domaine de la responsabilité sociale. Les réalisations 2005 s'inscrivent dans la continuité d'une politique qui se décline, depuis plusieurs années, selon quatre orientations :

- un dialogue social permanent, rénové, associant dans tous les pays les salariés et les représentants du personnel aux évolutions de l'entreprise,
- une politique active de l'emploi pour s'entourer des meilleures compétences,
- une politique de rémunération globale liée aux résultats de l'entreprise,
- des organisations souples adaptées aux enjeux de l'entreprise et une politique d'amélioration des conditions de travail.

UNE ANNÉE 2005 MARQUÉE PAR DES INNOVATIONS SOCIALES DURABLES

L'engagement du groupe en faveur du respect des droits humains fondamentaux, des principes d'actions socialement responsables, conformes à l'éthique et aux enjeux sociétaux, est formalisé et porté au plus haut niveau de l'entreprise.

↗ UN ENGAGEMENT SOCIAL MONDIAL

En 2005, le groupe a pris l'initiative d'engager une négociation sur sa responsabilité sociale à l'échelle mondiale. Le 1er mars 2006, un accord cadre mondial sur la responsabilité sociale a été conclu avec la Fédération Internationale des Organisations de Travailleurs de la Métallurgie (FIOM) et la Fédération Européenne de la Métallurgie (FEM). Cet accord engage près de 85 organisations syndicales adhérentes à ces fédérations. Il sera également signé par les organisations syndicales des principaux pays où le groupe emploie des salariés.

Dans un contexte d'internationalisation des activités du groupe, cette initiative marque la volonté d'étendre les meilleures pratiques de ressources humaines à l'ensemble des filiales dans le monde. Cet accord traduit l'engagement du groupe en faveur des droits humains fondamentaux et étend ces exigences aux fournisseurs. Il prévoit la contribution de PSA PEUGEOT CITROËN au développement économique et social dans les territoires où il est implanté par le recours privilégié aux ressources humaines locales. Enfin, le Comité européen sera élargi à un « Comité mondial » qui contribuera à la bonne application de ces mesures.

L'accord prévoit notamment :

- **La promotion et le respect des Droits de l'Homme,** en particulier la liberté pour les salariés de s'associer et de constituer des organisations syndicales de leur choix, l'interdiction de toute forme de travail forcé et obligatoire et du travail des enfants. Si l'accord fixe à 18 ans l'âge minimal d'accès à l'emploi, il prévoit de fixer cet âge à 16 ans dans les pays où le système éducatif n'est pas suffisamment développé, ainsi que des dérogations pour les formations par alternance.
- **La non complicité dans la violation des droits humains.** PSA PEUGEOT CITROËN condamne les manquements de respect portant atteinte aux droits et à la dignité des personnes, les mauvais traitements verbaux ou physiques et les harcèlements. Ces agissements sont passibles de sanctions et font l'objet de mesures de prévention dans tous les pays.
- **L'application et la promotion des meilleures pratiques de ressources humaines,** en particulier dans les domaines du dialogue social, de la sécurité et de la santé au travail, des rémunérations, de l'apprentissage, de l'emploi féminin, de la reconnaissance des compétences et de la protection sociale. À ce titre, l'accord prévoit dans tous les pays de développer les mêmes conditions de travail, correspondant aux meilleurs standards internationaux. De même, un intéressement à la performance est prévu pour l'ensemble du personnel dans le monde.

- **L'extension à l'échelle mondiale de la politique en faveur de l'égalité des chances** dont PSA PEUGEOT CITROËN a été précurseur dans plusieurs pays d'Europe occidentale, en particulier pour le développement de l'emploi féminin et pour la promotion de la diversité des compétences, en signant des accords en 2003 et 2004 avec toutes les organisations syndicales.
- **L'engagement de PSA PEUGEOT CITROËN à faire du respect des droits humains un critère déterminant pour la sélection de ses fournisseurs.** Les principes de l'accord concernant les droits humains seront communiqués à tous les fournisseurs, sous-traitants, partenaires industriels et réseaux de distribution afin qu'ils les respectent.
- **La lutte contre la corruption sous toutes ses formes.** Le groupe veille à sensibiliser les salariés à cet enjeu, à travers différents dispositifs de communication et/ou de formation.
- **L'élargissement du Comité européen afin d'intégrer les représentants de toutes les filiales de plus de 500 salariés dans le monde.** Ce comité, qui comprend le comité de groupe prévu par la loi française, avait été étendu en 2003 à tous les pays de l'espace économique européen. Dès 2006, des représentants du Mercosur (Argentine, Brésil) participeront aux réunions. Le Comité européen élargi constituera une instance de dialogue et d'échange sur la stratégie et le développement international du groupe.

Cet accord cadre, immédiatement applicable à l'ensemble de la division automobile consolidée, est étendu aux divisions de financement, transport et logistique dans tous les pays où le groupe emploie des salariés. Il sera décliné à travers des plans d'actions nationaux définis avec les organisations syndicales. Un suivi sur trois ans est prévu afin de vérifier la bonne application de l'accord.

Ces engagements s'inscrivent dans le prolongement de l'adhésion du groupe au Global Compact, le 9 avril 2003. Par cet acte, PSA PEUGEOT CITROËN s'est engagé à respecter et promouvoir dix principes, inspirés de la Déclaration Universelle des Droits de l'Homme, de la Déclaration sur les Principes et Droits Fondamentaux dans le Travail, de la Déclaration de Rio sur l'Environnement et de la Convention des Nations Unies contre la corruption.

Ces engagements sont également conformes à la charte éthique, diffusée dans l'ensemble du groupe et mise à disposition des salariés dans des versions française, anglaise, espagnole, brésilienne, allemande et chinoise. Cette charte constitue un corps de références communes essentielles auquel chacun, dirigeant ou salarié, doit se référer et se conformer en toutes circonstances. Elle fait l'objet d'une formation lors du parcours d'intégration des nouveaux embauchés. Pour les partenaires sociaux, l'encadrement ou encore les personnes chargées de la sécurité, des formations aux droits de l'homme sont dispensées dans le cadre des accords relatifs à la diversité et à l'égalité des chances.

L'entreprise a également mis en place des procédures de contrôle interne et externe visant à vérifier la bonne application de ces principes.

↗ UNE POLITIQUE SUIVIE DE DIVERSITÉ ET D'ÉGALITÉ DES CHANCES

En 2005, le groupe a mis en œuvre, par des actions concrètes et avec des résultats mesurables, ses engagements en faveur de la diversité et de l'égalité des chances. Toutes les mesures prévues dans les accords conclus en 2004 en France et en Argentine sur la diversité et la cohésion sociale ont été déployées. Ces accords ont été complétés en 2005 par la signature, en Espagne, d'un accord sur la protection des femmes victimes de violences conjugales et, en France, d'un accord sur le développement professionnel des personnes handicapées.

Au-delà des règles légales, PSA PEUGEOT CITROËN applique et promeut les meilleures pratiques pour lutter contre le racisme, la xénophobie, l'homophobie et plus généralement, contre l'intolérance à l'égard des différences.

Assurer l'égalité des chances et de traitement pour le recrutement et l'évolution professionnelle

En France, plus d'un an après la signature de l'accord, les résultats sont conformes aux objectifs et aux engagements souscrits, dans tous les domaines.

En ce qui concerne le recrutement, parmi les **932** ingénieurs et cadres recrutés en 2005, **232** sont des femmes, **61** sont de nationalité étrangère, **63** sont issus des minorités visibles et **15** sont originaires d'une Zone Urbaine Sensible.

Ces résultats ont été obtenus grâce à de fortes actions de sensibilisation et à des initiatives dans le domaine du recrutement : méthode de recrutement par simulation, nouveau guide de bonnes pratiques pour les recruteurs, testing par l'Observatoire national des discriminations, expérience du curriculum vitae anonyme.

Conformément aux engagements de l'accord, un suivi statistique des évolutions professionnelles et des rémunérations a également été mis en place. Ce suivi constitue un outil de pilotage efficace pour les managers, pour les commissions égalité et diversité mises en place dans les sites, comme au niveau de l'entreprise. Pour les

ouvriers et les ETAM (employés, techniciens et agents de maîtrise), il montre qu'à fin 2005, la répartition des augmentations individuelles et des promotions est au moins équivalente à la représentation des différentes catégories suivies dans l'entreprise (femmes, nationalités étrangères, plus de 50 ans, handicapés...). Chez les cadres, le pourcentage **d'augmentations des salaires des femmes est, pour la deuxième année consécutive, supérieur à celui des hommes** : 57,3 % des femmes cadres ont perçu une augmentation supérieure à la moyenne pour 49,5 % des cadres hommes.

L'observatoire paritaire de la diversité et de l'égalité, qui rassemble les six organisations syndicales signataires, s'est réuni les 27 avril et 14 octobre 2005. Sa mission consiste à s'assurer de la bonne application des principes et mesures retenus dans l'accord et de l'atteinte des objectifs. Il peut également formuler de nouvelles propositions d'actions. Il est relayé, dans chaque site, par des commissions égalité diversité.

L'accord prévoyait également un volet important de communication et de formation à **la prévention des discriminations et à la gestion de la diversité.** Près de 8 000 heures de formation ont déjà été dispensées en 2005 et une première plaquette d'information a été diffusée à 50 000 exemplaires.

L'égalité hommes-femmes : un atout pour l'entreprise

Deux ans après la signature de l'accord sur l'emploi féminin et l'égalité hommes-femmes, la commission de suivi s'est réunie à plusieurs reprises au cours de l'année et a pu tirer un nouveau bilan des progrès permanents qui sont réalisés.

Le taux de féminisation des effectifs est en constante augmentation. Les 41 000 femmes du groupe représentent aujourd'hui 19,8 % des effectifs, contre 17,6 % en 2002. Ce taux traduit une politique volontaire de féminisation des recrutements : au niveau mondial, le groupe recrute aujourd'hui 25 % de femmes. En France en 2005, le taux de féminisation des recrutements s'élève à 25,6 % contre 11,5 % en 1999.

La garantie de **niveaux de salaires équivalents** et de **parcours professionnels identiques** entre les hommes et les femmes constitue l'un des axes majeurs de la politique sociale. Il s'agit d'équilibrer la répartition des augmentations individuelles au niveau de l'entreprise, et de veiller à ce que les promotions respectent la répartition hommes / femmes de la population d'origine. En 2005, il ressort, comme en 2004 et 2003, que pour l'ensemble des catégories socioprofessionnelles, à coefficient ou classification identiques, le salaire moyen mensuel est équivalent entre les hommes et les femmes.

Des solutions innovantes dans le domaine des services au personnel ont également été mises en place ou étudiées, afin d'aider les salariés à concilier leur vie privée et leur vie professionnelle : aménagements d'horaires, mises en place de crèches, diffusion d'un livret maternité.

L'engagement du groupe en faveur de l'égalité des chances entre les femmes et les hommes a été consacré, en France, en janvier 2005, par la labellisation « Égalité professionnelle ». PSA PEUGEOT CITROËN a été la première entreprise française à recevoir ce label, créé par le ministère de la Parité et de l'Égalité Professionnelle.

La démarche entreprise dans la division automobile a été étendue à Banque PSA Finance et à Peugeot Motocycles, qui ont conclu en 2005 des accords ayant pour but de développer l'emploi féminin et d'améliorer l'égalité des chances entre les hommes et les femmes.

Donner aux personnes handicapées toute leur place dans le monde du travail

En France, un accord sur l'insertion sociale et professionnelle des personnes handicapées a été signé le 22 septembre 2005 avec cinq organisations syndicales.

Cet accord s'inscrit dans le prolongement des accords antérieurs qui ont permis de développer une politique de maintien dans l'emploi, de prévention du handicap et d'insertion professionnelle de personnes handicapées. Cet accord participe également aux actions en faveur de la diversité des salariés et de l'égalité des chances dans l'entreprise.

L'accord répond, en particulier, aux enjeux suivants :

- Développer l'insertion et la reconnaissance de personnes handicapées dans le groupe, avec un objectif de taux d'emploi supérieur aux obligations légales ;
- Maintenir dans l'emploi les salariés handicapés, en adaptant les postes et les organisations de travail ;
- Apporter une aide et des garanties aux bénéficiaires de l'accord, pour le déroulement de leur carrière, l'accès à la formation, l'accès aux zones de vie et de travail, l'organisation du temps de travail ;
- S'impliquer en faveur des personnes handicapées non salariées de l'entreprise, en favorisant l'accueil de stagiaires, la formation en alternance et en poursuivant les partenariats avec le secteur dit « protégé » ;
- Prévenir le handicap dans l'entreprise, en garantissant la sécurité au travail, en poursuivant la démarche ergonomie pour l'amélioration des postes de travail et le programme santé au travail.

Cette politique est déployée de façon cohérente et homogène dans tous les pays où le groupe est implanté.

Dans le monde, près de 6 300 personnes handicapées mettent leurs compétences et leur détermination au service de la performance du groupe.

En France, dans la division automobile, le niveau d'emploi de personnes handicapées, complété par les contrats de sous-traitance avec le secteur dit protégé, représente 9,5 % des emplois, pour un taux incitatif national de 6 %.

En Argentine, un accord de partenariat a été signé le 22 décembre 2005 avec le ministère du travail argentin, afin que les actions conduites par l'entreprise depuis quelques années pour l'insertion des personnes handicapées s'inscrivent dans la durée. Le ministre du travail argentin a reconnu de manière officielle et salué, par la remise d'un trophée, l'engagement de Peugeot Citroën Argentina pour la diversité dans le travail.

↗ LA SÉCURITÉ AU TRAVAIL : UNE NOUVELLE AMÉLIORATION DES RÉSULTATS EN 2005

Pour PSA PEUGEOT CITROËN, la seule cible acceptable est de travailler sans accident, dans tous les pays. Une des principales responsabilités de l'entreprise est d'assurer l'intégrité physique des salariés. L'objectif est de développer, dans tous les secteurs, une véritable culture de la sécurité. Depuis plusieurs années, des actions rigoureuses en termes de sécurité ont été engagées dans le groupe.

Le taux de fréquence des accidents du travail avec arrêt s'établit, pour l'année 2005, à 3,11, pour un objectif de 3,7. Ce résultat concerne les établissements industriels, tertiaires et de recherche et développement sur le plan mondial, ainsi que, pour la première fois, les établissements commerciaux en France. Il s'agit, pour la troisième année consécutive, d'une nette amélioration. Pour la seule année 2005, cette progression atteint 24 %.

Ces excellents résultats sont le fruit d'une démarche portée par une politique sécurité clairement définie par la direction du groupe, qui vise une mobilisation forte de tous les acteurs à tous les échelons de l'entreprise, et une orientation du management de la sécurité au travail vers les actions préventives. Ces actions s'inscrivent dans le cadre d'un système global de management de la sécurité.

En 2005, les actions de prévention et d'amélioration de la sécurité ont été largement étendues aux filiales commerciales des marques Peugeot et Citroën en France et généralisées dans toutes les implantations internationales. Ainsi, le nombre d'accidents a diminué de 50 % dans les filiales commerciales françaises en 2005.

Cette progression est effective dans la plupart des pays d'implantation du groupe. Ainsi, le site de Buenos Aires a obtenu en 2005 le meilleur résultat des unités terminales du groupe, avec un taux record de fréquence des accidents avec arrêt de 1,30. Ce résultat correspond à une amélioration de 56 % par rapport à 2004.

L'organisation de la prévention pour la division logistique Gefco s'articule autour de deux pôles :

- un pôle corporate, dédié au groupe, et ayant pour mission l'amélioration des conditions de travail, d'hygiène et de sécurité et la mise en place des normes de prévention ;
- un pôle pays, dont le rôle consiste à mettre en œuvre la politique prévention définie par l'entreprise. Des relais sécurité existent dans les agences.

Le groupe obtient l'un des meilleurs résultats en matière de sécurité dans son secteur d'activité. À titre de comparaison, le taux de fréquence des accidents de travail avec arrêt dans le secteur de la métallurgie s'établissait à 27,7 en 2004.

Pour 2006, un objectif mondial de taux de fréquence de 3,7 a été fixé. Il intègre les implantations commerciales mondiales.

↗ UNE NOUVELLE GESTION DES COMPÉTENCES, AU CŒUR DE L'ÉVOLUTION PROFESSIONNELLE

L'étude « performance RH » a été initiée dans le cadre d'une démarche mondiale par la Direction des Relations et Ressources Humaines en 2004. Elle a donné lieu, en 2005, à la mise en place d'une gestion de carrières par filières, qui vise à cerner les besoins en termes de compétences et à répondre aux attentes des collaborateurs par une gestion de carrière plus individualisée. La prospective métiers a pour but d'anticiper et de satisfaire les besoins d'expertise des métiers, en fonction des évolutions du marché, des technologies et du contexte concurrentiel.

Les filières sont des communautés de compétences qui se caractérisent par des méthodes, des outils et des langages communs aux métiers qui les constituent. Elles sont par construction transversales aux directions opérationnelles et d'envergure mondiale.

Elles présentent un triple avantage :

- Pour le groupe : de se prémunir contre toute rupture d'expertise à terme, de garantir la meilleure adéquation homme/poste, d'entretenir la motivation des collaborateurs et de favoriser l'émergence du leadership.
- Pour le manager : d'offrir des perspectives d'évolution claires à ses collaborateurs, de les former avec les moyens adéquats, de prévoir ses besoins d'emplois à terme et de garantir l'alimentation des postes clés de ses entités.
- Pour le collaborateur : de devenir acteur de sa carrière en ayant une meilleure visibilité des postes dont l'entreprise a besoin et de ceux auxquels il peut prétendre.

22 filières métiers ont été recensées et l'animation de chaque filière a été confiée à des responsables opérationnels au plus haut niveau de l'entreprise. En 2005, 18 filières ont été lancées. Les autres le seront au cours du premier trimestre 2006.

L'année 2005 a également vu la conclusion, en France, d'un accord novateur sur l'évolution professionnelle des ouvriers de production mettant également les compétences exercées par les ouvriers au cœur de l'évolution professionnelle. Cet accord a pour objectif d'adapter les principes de gestion à l'évolution des processus industriels et des organisations, ainsi que de clarifier les conditions et critères d'évolution de carrière. Il s'agit également, pour le groupe, d'accompagner les 21 000 recrutements d'ouvriers réalisés en France depuis 5 ans, en répondant en particulier aux attentes des plus jeunes.

L'accord favorise les perspectives d'évolution en définissant des règles objectives et claires. Les compétences à exercer pour chaque coefficient sont décrites dans des référentiels concernant chaque métier et sont validées individuellement par la hiérarchie, en situation de travail.

En 2006, les réflexions portent sur l'extension de cette démarche aux ouvriers professionnels et aux employés, techniciens et agents de maîtrise. Elles portent également sur la généralisation de ces principes à l'international.

↗ UNE POLITIQUE DE FORMATION RENFORCÉE

Dans un contexte d'évolution rapide des métiers de l'automobile, le groupe a engagé une refonte des actions de formation à destination de chaque salarié. Elle a pour objectif de soutenir l'employabilité de chaque salarié et de renforcer l'investissement dans la formation.

Cette nouvelle dynamique vient renforcer le rôle de l'entreprise dans son devoir d'intégration et de promotion de la diversité.

Nombre d'heures moyen de formation par salarié en 2005
(périmètre groupe hors Faurecia)

France	Europe hors France	Hors Europe	Moyenne monde
21,7	40,2	69,7	28,7

L'accord sur la formation tout au long de la vie professionnelle

En France, la direction de PSA PEUGEOT CITROËN a signé le 15 avril 2005, avec l'ensemble des organisations syndicales, un accord portant sur **la formation tout au long de la vie professionnelle.** Cet accord retient cinq enjeux majeurs :

- aider les jeunes dans leurs premières expériences professionnelles ;
- aider les salariés à faire face à l'évolution des techniques, des métiers et des organisations ;
- permettre aux salariés d'être acteurs de leurs trajectoires professionnelles ;
- faciliter la transmission des savoirs entre générations ;
- assurer l'égalité des chances dans l'accès à la formation professionnelle.

Une offre de formation rénovée en 2005

L'offre de formation est revue pour répondre aux besoins des collaborateurs selon l'organisation en filières et métiers du groupe. Elle leur permet d'acquérir toutes les connaissances utiles à leur profession. Chaque salarié a accès aux formations de sa filière. Il peut également, à partir de 2006, accéder aux formations de métiers complémentaires d'autres filières.

4,4 millions d'heures de formation ont ainsi été dispensées en 2005, contre 3,9 en 2004 – soit une augmentation de près de 13 %. Au sein de la division automobile, hors filiales commerciales, 451 Certificats de Qualification Paritaires de la Métallurgie ont été obtenus par les salariés.

Une formation au management ouverte sur l'extérieur

Le groupe PSA PEUGEOT CITROËN développe une culture managériale adaptée à son environnement, lui donnant une dimension compétitive et internationale. En 2005, cette culture a été réaffirmée avec la mise en place d'un nouveau cursus de formation destiné aux managers expérimentés. Les cursus d'intégration des cadres ont également été réformés et la formation des agents de maîtrise, complétée. Les formations au management participent au développement des qualités d'ouverture, de pilotage du changement et de leadership, à tous les niveaux de responsabilité.

↗ DE NOUVELLES INITIATIVES EN FAVEUR DE LA FORMATION ET DE L'INSERTION DES JEUNES SUR LE MARCHÉ DU TRAVAIL

Dans tous les pays où le groupe est implanté, l'insertion des jeunes dans le monde du travail constitue un enjeu de société majeur.

Conscient de la nécessité de donner aux jeunes des opportunités d'emploi, afin qu'ils puissent acquérir une expérience professionnelle, le groupe a mis en place des dispositifs d'intégration et des formations qualifiantes en alternance.

En France, après la ratification de la Charte de l'Apprentissage pour les grandes entreprises, PSA PEUGEOT CITROËN a signé le 29 septembre 2005, avec l'Agence Nationale pour l'Emploi et le ministère de l'Emploi, un accord cadre national pour l'insertion professionnelle des jeunes par le contrat de professionnalisation. PSA PEUGEOT CITROËN a accueilli en 2005 près de 2 300 jeunes en formation en alternance, auxquels s'ajoutent 3 000 apprentis des réseaux de distribution et d'après-vente des marques. Dans la division automobile, en France, le groupe s'est fixé comme objectif de doubler le nombre d'apprentis entre 2004 et 2009. En parallèle, plus de 140 actions collectives d'insertion ont été mises en œuvre en 2005, au bénéfice de personnes en difficulté, souvent écartées du monde du travail.

L'alternance chez PSA PEUGEOT CITROËN concerne tous les niveaux de formation : elle permet d'accueillir des jeunes avec ou sans qualification préalable. En 2005, 44 % des apprentis préparaient un diplôme de niveau CAP/BEP à Bac Professionnel.

Quel que soit leur niveau, les formations en alternance constituent, pour les apprentis, un accélérateur de compétences. Fondées sur le tutorat, elles offrent aux jeunes un itinéraire concret permettant d'acquérir à la fois des connaissances théoriques et des savoir-faire indispensables à la maîtrise d'un métier.

Chez PSA PEUGEOT CITROËN, au-delà des formations suivies, l'accent est mis sur la reconnaissance de ces compétences par l'acquisition d'une qualification.

Partout où cela est possible, PSA PEUGEOT CITROËN travaille avec les institutions locales afin de développer des cursus de formation adaptés aux métiers de l'automobile. C'est le cas notamment en Algérie, où une étude est menée par Peugeot, en partenariat avec le ministère algérien de la Formation professionnelle et le ministère français de l'Éducation nationale, en vue de la création d'un BTS de l'Automobile.

En Pologne, Gefco a signé de nombreuses conventions avec des écoles supérieures telles que les Académies techniques de Varsovie et de Wroclaw, les Universités de Varsovie et de Poznan, ou encore l'École internationale de transport et de logistique de Wroclaw.

Au Brésil, le partenariat de Coopération pour la Formation entre le SENAI et Peugeot Citroën Brésil, signé en février 1999, a été renouvelé en 2005 jusqu'en mai 2009. L'objectif est d'assurer la qualification professionnelle des employés du Centre de Production de Porto Real dans les installations du SENAI avec le support de PSA PEUGEOT CITROËN.

UNE POLITIQUE SOCIALE FONDÉE SUR QUATRE AXES STRATÉGIQUES

L'actualité sociale en 2005 s'inscrit dans la continuité de la politique sociale du groupe, fondée depuis plusieurs années sur quatre axes stratégiques.

↗ UN DIALOGUE SOCIAL PORTEUR D'INNOVATIONS DURABLES

Le dialogue avec les partenaires sociaux

Chaque année, de nombreux thèmes font l'objet de négociations et d'une contractualisation avec les partenaires sociaux.

En 2005, plus de 50 accords ont été signés dans le monde, au sein de la division automobile. En France, 12 accords ont été signés en 2005. Ils portent notamment sur les salaires, le développement et l'évolution professionnels des ouvriers de production, la pluriannualisation et l'indemnisation des journées non travaillées, la formation tout au long de la vie professionnelle, la mise en place d'un nouveau régime de retraite à cotisations définies, le régime de prévoyance, l'insertion sociale et professionnelle des personnes handicapées, la durée effective, l'organisation du temps de travail et les congés.

La politique de dialogue social du groupe s'appuie sur des organisations syndicales indépendantes.

Dans tous les pays, les salariés travaillant dans les implantations industrielles, les établissements de services ou les implantations commerciales importantes sont représentés par des organisations syndicales ou par des représentants élus par le personnel.

Des accords sur l'exercice du droit syndical définissent des dispositions précises pour s'assurer de l'absence de discriminations anti-syndicales. Ils accordent aux organisations syndicales les moyens de jouer leur rôle en toute indépendance. Les principes du dialogue social ont été posés en France par l'accord de juin 2001 sur le droit syndical, signé par l'ensemble des organisations syndicales. En Espagne, en janvier 2004, un accord sur l'exercice de l'action syndicale et la représentation des travailleurs a été signé par l'ensemble des organisations syndicales. De même, plusieurs des accords signés en Argentine traitent de l'organisation de la relation entre l'entreprise et le syndicat. Il s'agit notamment des accords du 30 mars 2001 et du 18 juillet 2002 sur le droit syndical.

L'accord mondial sur la responsabilité sociale du groupe, signé le 1er mars 2006, reprend ces principes : PSA PEUGEOT CITROËN est ouvert aux activités syndicales et reconnaît, partout dans le monde, le fait syndical et le droit des travailleurs de constituer des organisations syndicales de leur choix et veille au respect de l'indépendance et du pluralisme syndical *(Convention de l'OIT n° 87)*.

La reconnaissance des organisations syndicales et de la négociation collective, la promotion de l'égalité des chances, la valorisation des ressources humaines, la forte priorité donnée à la sécurité et à la qualité des conditions de travail sont des éléments constitutifs de la stratégie de PSA PEUGEOT CITROËN pour assurer sa croissance durable et renforcer sa compétitivité.

La représentation de tous les salariés du groupe en Europe est assurée par un comité de groupe européen mis en place en 1996 et dont le rôle, les moyens et la représentativité européenne ont été renforcés par l'accord du 23 octobre 2003. L'accord cadre mondial sur la responsabilité sociale de PSA PEUGEOT CITROËN prévoit un Comité Européen, élargi avec la présence de représentants des organisations syndicales de pays du Mercosur (Argentine et Brésil).

Informer et être à l'écoute des salariés

Le groupe propose aux salariés une information détaillée via différents supports de communication : journaux internes, affichages, sites intranet. Des plaquettes sont régulièrement diffusées auprès des collaborateurs, afin de les informer notamment de la politique sociale du groupe (plaquette de sensibilisation à la diversité et au respect des différences, plaquette sur l'insertion des personnes handicapées).

En France, dans la division automobile, une enquête de perception interne est menée chaque année depuis 1998. Pour l'année 2005, cette enquête réalisée par l'Institut TNS Sofres a été réalisée auprès de 2 800 salariés. Les résultats soulignent la bonne qualité du climat interne. Les salariés s'expriment de façon positive sur leur travail, le dialogue social, la politique diversité et le groupe en général. Ils jugent la direction de leur entité proche de leurs préoccupations. Depuis plusieurs années, le niveau de satisfaction est supérieur aux références Sofres mondiales et françaises.

Faire participer les salariés

Les démarches participatives contribuent directement à l'amélioration des conditions de travail et à l'organisation.

En effet, l'ensemble du personnel de l'entreprise représente un potentiel de compétence, d'expérience, de bon sens, d'initiative, de dynamisme et d'idées novatrices. Les démarches participatives favorisent la contribution personnelle et collective au progrès permanent dans l'entreprise.

Tous les sites industriels, dans le monde, sont organisés, pour améliorer leur efficacité, en Unités Élémentaires de Production (UEP) afin de :

- révéler et utiliser les potentialités de chacun ;
- permettre à chacun de mieux comprendre la finalité de son travail, les missions de l'équipe et sa contribution aux objectifs ;
- mieux assurer les missions en renforçant les compétences individuelles et collectives ;
- traduire au quotidien et de façon cohérente la politique de PSA PEUGEOT CITROËN et les orientations du secteur dédié à la fabrication.

L'UEP est une équipe, avec un hiérarchique unique, une mission et un fonctionnement fondé sur une animation participative et structurée, des échanges directs avec ses partenaires.

Pour atteindre ses objectifs, l'UEP alimente la Liste des Actions de Progrès lorsque des difficultés surviennent. Ces actions prennent diverses formes :
- un travail individuel, comme le Déclic ou le projet individuel ;
- un travail collectif, comme les groupes de progrès, et 5S, notamment ;
- un travail transversal : accords de progrès, contrats de partenariats, etc.

Toute observation ou réflexion du personnel ouvrier susceptible d'engendrer un progrès peut faire l'objet du dépôt d'une idée dans Déclic. Un Déclic, c'est l'amélioration d'une situation de référence, appliquée et pérenne. L'émission des idées est ouverte à tous les membres du personnel ouvrier des sites, y compris les personnes en CDD et les intérimaires. En 2005, dans les sites français de la division automobile, plus de **240 000** suggestions « Déclic » ont été proposées. **85 %** de l'effectif ouvrier moyen a déposé au moins une idée. Quant au montant total des gratifications versées, il s'élève à plus de **5,8 millions d'euros.**

↗ UNE POLITIQUE ACTIVE DE L'EMPLOI POUR S'ENTOURER DES MEILLEURES COMPÉTENCES

Une dynamique de l'emploi

La politique de croissance et d'innovation menée dans le groupe, a permis la mise en œuvre de nombreux recrutements.

Le groupe PSA PEUGEOT CITROËN emploie aujourd'hui 208 500 salariés dans le monde. Le développement des effectifs s'est accompagné de près de 100 000 recrutements en contrats à durée indéterminée, en six ans.

En 2005, le groupe PSA PEUGEOT CITROËN a recruté près de 15 700 salariés et connu une progression globale de ses effectifs de près de 1 500 personnes dans le monde.

Effectifs inscrits au 31 décembre 2005

	France	Europe hors France	Hors Europe	Total
Automobile	99 490	33 885	6 680	140 055
Banque PSA Finance	880	1 415	75	2 370
Gefco	5 285	3 625	460	9 370
Faurecia	18 800	25 225	10 930	54 955
Autres activités	1 605	40	105	1 750
Total	**126 060**	**64 190**	**18 250**	**208 500**

Des effectifs en progression de près de 26 % en six ans

En six ans, le groupe a connu une progression globale de ses effectifs de près de 26 %.

L'internationalisation des effectifs a progressé : plus de 82 440 salariés - soit 40 % des effectifs - travaillent hors de France en 2005. Ils étaient 28 400 en 1998, ce qui représente une augmentation de 190 %. Le groupe compte des salariés appartenant à 100 nationalités différentes.

Les niveaux de diplôme des personnes recrutées sont très divers. Ainsi, en France, la division automobile a recruté en 2005 près de **640** personnes sans diplôme, ce qui représente **21,4 %** des recrutements en CDI. Le groupe offre en effet des possibilités d'emploi à des salariés hautement qualifiés (18,9 % de bac + 5) comme à des salariés ayant peu, ou pas, de qualification professionnelle.

Créations nettes d'emplois sur la période 2001-2005

À structure comparable, hors cessions et acquisitions, le groupe a créé sur les six dernières années près de **30 000** emplois, dont près de **15 500** dans la division automobile.

Création nette d'emplois sur la période 2000/2005 – Total groupe

	Effectifs au 31/12/1999	Solde acquisitions / cessions	Création nette d'emplois	Effectifs au 31/12/2005
Total monde hors France	50 330	11 405	20 710	82 445
France	115 465	1 800	8 790	126 055
Total monde	**165 795**	**13 205**	**29 500**	**208 500**

L'évolution de la structure des emplois du groupe

En six ans, la structure des emplois du groupe a connu des évolutions. Si le nombre d'ouvriers est resté stable en valeur absolue, le poids relatif du personnel ouvrier dans l'effectif global est passé de 61,2 % en 1999 à 56,7 % en 2005. Sur la même période, la part des cadres est passée de 11,3 % à 16,5 %. Quant au pourcentage des techniciens et administratifs, il est resté stable, à hauteur de 27 %.

Une gestion responsable de l'emploi à durée limitée pour faire face aux accroissements temporaires d'activité

Personnel temporaire division automobile France (en moyenne mensuelle)


10 459
10 499
6 677
7 205
4 631
Déc. 2001
Déc. 2002
Déc. 2003
Déc. 2004
Déc. 2005

Le recours à l'emploi à durée limitée répond aux variations et aux à-coups de la demande, aux lancements des nouveaux produits, à la préparation des investissements et des gains de productivité associés, au remplacement des absences non prévues et à la nécessité de faire face à des événements industriels, comme le démarrage d'un nouvel atelier.

Cependant, sur les quatre dernières années, une politique de diminution du recours au travail temporaire a été engagée. En parallèle, le groupe a signé en 2003 avec sept entreprises de travail temporaire une charte qui encadre les conditions d'emploi du personnel temporaire en France. Des audits réguliers sont effectués afin de vérifier dans tous les sites le respect de ces mesures.

L'enrichissement des compétences et la valorisation du capital humain

La Direction des Relations et Ressources Humaines a engagé à partir de 2004 une nouvelle démarche sur la gestion individuelle des carrières, pour que la fonction RH réponde, avec toujours plus d'efficacité, aux attentes de ses clients internes. La fonction de gestion cadre a été abandonnée au profit de celle de **conseil de carrière**, pour souligner l'importance du rôle de conseiller auprès de la hiérarchie en matière d'animation du personnel et auprès des collaborateurs, quant à leur développement personnel et à leur carrière. Cette initiative a également abouti à la mise en œuvre d'une gestion de carrières par filière, qui vise à cerner, au sein de chaque grand métier, les besoins du groupe en termes de compétences, ainsi qu'à répondre aux attentes des collaborateurs par une gestion de carrière plus individualisée.

Des carrières ouvertes et dynamisées

L'éventail des métiers offre aux salariés de réelles possibilités d'évolution professionnelle. Plus de 5 000 cadres (soit près d'un sur quatre) ont bénéficié d'une mobilité professionnelle en 2005. Celle-ci favorise le développement des compétences et offre aux collaborateurs des opportunités d'évoluer vers d'autres fonctions. Les promotions et les changements de qualifications concernent chaque année environ **17 %** des effectifs. **30 %** des cadres sont issus de la promotion interne.

En 2005, les offres d'emploi publiées sur l'intranet de la Direction des Relations et Ressources Humaines ont été rendues accessibles à l'ensemble des salariés. À cet effet, des bornes de consultation ont été déployées dans certains établissements industriels de la division automobile, destinées notamment aux personnels qui ne disposent pas d'un poste informatique. Cette diffusion de l'information concourt à l'égalité des chances, face à la mobilité et dans une perspective de promotion sociale.

Des « comités de carrières » permettent également de mieux identifier les compétences et les pronostics d'évolution et d'engager, à tous les niveaux, l'optimisation des parcours professionnels et des organigrammes prévisionnels.

Une gestion internationale des compétences et des ressources humaines

Le groupe donne la priorité au développement des compétences locales. Les détachements internationaux répondent aux besoins d'apport d'expertises ou concernent des fonctions de management. En 2005, 695 salariés ont été détachés hors de leur pays d'origine et 3 000 missions de longue durée ont été réalisées à l'étranger.

Préparer et développer les compétences de demain par la formation continue

Les priorités de la formation inscrites dans celles du plan stratégique du groupe mettent plus particulièrement l'accent sur la sécurité, la qualité et la formation au poste de travail. Les formations répondent aux objectifs suivants :

- préserver et développer les compétences utiles à un poste ou à une fonction, avec une priorité pour les compétences critiques dans l'entreprise ;
- assurer l'employabilité continue du personnel ;
- préparer et accompagner les évolutions professionnelles, les mobilités et les reconversions ;
- faciliter l'acquisition d'une qualification ainsi que l'élargissement du champ professionnel d'activité des salariés ;
- favoriser et accompagner l'évolution du management ;
- considérer la formation comme un outil à utiliser pour la réussite des projets prioritaires et, d'une façon générale, pour contribuer à la performance du groupe.

Répondre aux attentes d'évolution professionnelle des jeunes et maintenir la motivation des seniors

Compte tenu de l'importance des recrutements réalisés depuis plusieurs années, la préparation de l'évolution professionnelle des jeunes est une priorité pour la gestion des compétences et des carrières. En parallèle, le groupe a engagé une concertation et des actions portant sur l'emploi et la motivation des seniors.

Il s'agit de garantir l'égalité des chances et de traitement pour tous, sans exclure les salariés les plus âgés. Cette démarche passe notamment par des actions de suivi pour l'accès à la formation, les conditions de travail et les aménagements du temps de travail. Pour assurer un équilibre entre les générations et enrichir ses compétences, le groupe développe également le recrutement de salariés confirmés ayant eu précédemment d'autres expériences professionnelles, sans exclusivité d'âge. L'ensemble de ces actions tend vers une reconnaissance des seniors dans l'entreprise.

↗ DES RÉMUNÉRATIONS FONDÉES SUR LA PERFORMANCE ET L'ÉQUITÉ

Pratiquer des rémunérations compétitives au regard des marchés du travail et associer à la création de valeur ceux qui y contribuent, sont des axes forts de la politique de rémunération du groupe dans tous les pays où il est implanté.

La politique de rémunération repose sur cinq principes :

- appliquer des rémunérations compétitives par rapport aux pratiques de marché et cohérentes avec les résultats de l'entreprise ;
- différencier les évolutions individuelles et rémunérer la performance ;
- redistribuer aux salariés les fruits de la croissance et de la création de valeur ;
- développer l'épargne salariale ;
- renforcer la protection sociale et répondre aux attentes des salariés concernant leur retraite.

Des accords salariaux partout dans le monde

La politique salariale a donné lieu à la signature de nombreux accords dans la plupart des pays, qui garantissent le maintien du pouvoir d'achat pour tous les salariés et prévoient des mesures supplémentaires pour les salaires les plus bas et pour les personnes nouvellement recrutées.

À titre d'exemple, en Argentine, le groupe veille à fixer des rémunérations qui soient équitables en interne et qui prennent en compte les évolutions externes. Ces évolutions du marché font l'objet d'études dont les conclusions sont communiquées aux organisations syndicales. En Espagne, les évolutions salariales sont toujours déterminées par la voie de la négociation, le plus souvent avec les conventions

collectives pluriannuelles. Au Royaume-Uni et au Brésil, des négociations ont également été menées à propos des rémunérations. En France, en 2006, pour la septième année consécutive, un accord salarial a été signé par quatre organisations syndicales sur six (CFE/CGC, CFTC, FO et GSEA), pour la division automobile.

Une garantie d'égalité de traitement

Le groupe s'est engagé, via les accords sur l'égalité professionnelle et le développement de l'emploi féminin et les accords sur la diversité et la cohésion sociale, à garantir des niveaux de salaires équivalents dans les mêmes qualifications et à assurer une égalité des chances dans les promotions et les augmentations individuelles.

Des suivis de la répartition des augmentations individuelles sont régulièrement opérés afin d'identifier et de corriger les éventuelles inégalités. Le groupe a également achevé en 2005 l'harmonisation des conditions de rémunération des différents régimes horaires engagée en 2004. Cette harmonisation négociée a permis de traiter la question des écarts issus de l'histoire mais qui n'apparaissaient plus cohérents avec la structure actuelle du groupe. Elle a été réalisée en garantissant à chaque salarié le maintien de sa rémunération.

Limiter l'impact des baisses ou des changements d'activité sur les ressources du personnel

Dans la plupart des pays, des systèmes de modulation pluriannuelle permettent de lisser sur l'année les niveaux de rémunération, malgré les variations d'activité.

En France, l'accord du 8 mars 2005 sur l'indemnisation des journées non travaillées précise les mécanismes de modulation du temps de travail, communément dénommée « H+/H- ». Cette pluriannualisation conduit à faire varier, en fonction des périodes de haute ou de basse activité, la durée du travail, tout en garantissant le maintien des rémunérations.

L'association du personnel aux objectifs et aux résultats du groupe

Un intéressement aux résultats opérationnels est versé à l'ensemble du personnel dans le monde.

140 millions d'euros ont été distribués aux salariés du groupe dans le monde (hors Faurecia), au titre des dispositifs d'intéressement pour l'exercice 2005.

En France, le montant total de l'intéressement et de la participation s'établit à 113 millions d'euros, en application de l'accord de groupe.

↗ ÉPARGNE SALARIALE, RETRAITE SUPPLÉMENTAIRE ET PRÉVOYANCE, UNE RÉPONSE ADAPTÉE AUX PRÉOCCUPATIONS DE CHACUN

Une offre d'épargne salariale diversifiée

Afin de soutenir plus efficacement les salariés dans leurs projets, le groupe a mis en place différents systèmes d'épargne salariale. Cette diversification des formes de placements permet d'élargir l'offre selon les besoins des salariés, que ce soit en termes d'horizon de placement ou de risque.

Par ailleurs, en vue d'harmoniser sa politique de rémunération, le groupe déploie ce système d'épargne collectif hors de France avec la mise en place d'un plan international d'épargne salariale en Espagne (2002), au Royaume-Uni (2003) et en Allemagne (2003).

Une progression de l'actionnariat salarié

L'actionnariat salarié, dans le cadre des dispositifs collectifs d'épargne salariale, est en constante progression depuis cinq ans, passant de 0,75 % du capital détenu en 2000 à 2,54 % au 31 décembre 2005.

Le plan international d'épargne salariale est progressivement mis en œuvre pour permettre aux salariés des filiales étrangères de participer au développement de l'actionnariat salarié. Des systèmes sont opérationnels en Allemagne, au Royaume-Uni et en Espagne.

Au total, près de 52 000 salariés du groupe, dont 4 700 collaborateurs de sociétés non françaises sont actionnaires de Peugeot S.A.

Retraites : des dispositifs pour préparer l'avenir des salariés

PSA PEUGEOT CITROËN met progressivement en place dans tous les pays des régimes de retraite supplémentaires à cotisations définies, afin de pallier la baisse des taux de remplacement des régimes obligatoires.

En France, un nouveau régime de retraite supplémentaire a été mis en place en 2002 au terme d'une négociation et de la signature d'un accord avec les partenaires sociaux. Il est applicable aux salariés des principales sociétés françaises des branches automobile, logistique et transport et financement. Les cotisations sont assises sur la part de rémunération supérieure au plafond de la Sécurité sociale, quel que soit le statut du personnel.

Ce dispositif à cotisations définies est financé à hauteur des 2/3 par l'entreprise et de 1/3 par les salariés. L'épargne des salariés est investie dans des fonds communs de placement sous la surveillance d'une commission paritaire.

Depuis 2005, un Plan d'Épargne Retraite Entreprise (PERE) est proposé aux salariés couverts par le régime de retraite supplémentaire. Il permet aux salariés de se constituer de façon individuelle sur la base du volontariat, un supplément de retraite dans des conditions favorables en termes de fiscalité, de frais d'assurance et de gestion financière.

En Espagne, en 2002, les indemnités de fin de carrière versées à la population cadre ont été transformées en un régime à cotisations définies financé par l'entreprise. En 2004, un régime de même nature a été mis en place pour les nouveaux embauchés des populations non cadres.

Au Royaume-Uni, un régime à cotisations définies (Stakeholder plan) a été mis en place en 2002 à l'intention de tous les nouveaux embauchés.

Au Brésil, en 2003, un régime de retraite à cotisations définies a été proposé à l'ensemble du personnel qui peut y adhérer, sur la base du volontariat.

Au 1er janvier 2004, la Fondation de prévoyance qui gère les plans de pension des salariés en **Suisse** a fait l'objet d'une transformation pour assurer une harmonisation des prestations et des contributions entre les différentes sociétés locales.

Au Japon, en 2005, un régime à cotisations définies a été mis en place visant à couvrir les salariés d'une partie des sociétés de l'activité automobile.

Ces systèmes sont gérés ou surveillés par des commissions paritaires sous des formes correspondant aux usages locaux. Ils n'ont pas vocation à se substituer aux régimes de retraite par répartition, là où ils existent. Ils ont pour ambition de procurer aux bénéficiaires un supplément de retraite qui permet d'atténuer la baisse attendue du taux de remplacement et d'harmoniser les avantages de retraite des différentes filiales au sein de chaque pays.

Ils s'inscrivent dans la continuité de la politique sociale en complément des systèmes d'épargne salariale de long terme, déjà mis en place, tout en permettant à l'entreprise de maîtriser également ses enjeux et risques financiers.

Assurer un haut niveau de protection sociale

Dans tous les pays, le groupe met progressivement en place des couvertures de prévoyance couvrant au minimum les risques liés au décès, à l'invalidité et à l'incapacité et des régimes complémentaires santé en fonction de l'évolution de l'assurance maladie obligatoire. La mise en place de ces régimes est guidée par une étude approfondie des pratiques locales.

En France, depuis 2001, un régime obligatoire de couverture des dépenses de santé a été instauré pour le personnel cadre de la région parisienne par le biais d'un accord signé par l'ensemble des organisations syndicales.

Des régimes collectifs de couverture santé avec contribution de l'employeur existent dans plusieurs pays, notamment en Espagne, au Royaume-Uni ou encore au Brésil.

Au Brésil, l'ensemble du personnel est couvert par un contrat obligatoire dont le niveau de couverture dépend de la catégorie de personnel. Les soins médicaux lourds et importants ainsi que la maternité sont pris en charge à 100 %. La cotisation est entièrement prise en charge par l'employeur.

En Argentine, Peugeot Citroën Argentina a mis en place un régime santé, à adhésion individuelle et facultative pour la population non syndiquée ; la population syndiquée bénéficie des régimes privés obligatoires, connus sous le nom « Obras Sociales ».

Avantages sociaux

Toutes les sociétés et tous les sites contribuent aux activités sociales et culturelles et à l'amélioration des conditions de vie au travail (restauration, transport, aide sociale...) en fonction des besoins et des contraintes nationales ou locales.

À l'échelle du groupe, dans le monde, **221** millions d'euros ont été versés en 2005 au titre des avantages sociaux. Cette somme représente plus de **3 %** de la masse salariale.

Elle intègre d'une part les versements de l'employeur, frais d'exploitation et investissements, au titre du logement, des transports, de la restauration, des services médicaux et sociaux, de mutuelles et couvertures de prévoyance. Elle comprend d'autre part les subventions versées aux comités d'entreprises, comités d'établissements, en France et aux structures comparables à celles-ci en Europe et dans le monde.

↗ DES ORGANISATIONS DU TRAVAIL ORIENTÉES VERS LA COMPÉTITIVITÉ DE L'ENTREPRISE AVEC DES PRIORITÉS DONNÉES À LA SÉCURITÉ ET AUX CONDITIONS DE TRAVAIL DES SALARIÉS

Aménager la durée du travail et préserver la compétitivité

Dans la plupart des pays et partout où la législation le permet, la durée du travail s'apprécie dans le cadre de la modulation pluriannuelle. En contrepartie de ces souplesses dans l'organisation, PSA PEUGEOT CITROËN pratique des durées du travail toujours inférieures ou égales aux durées légales et professionnelles.

Les accords d'aménagement de la durée du travail sont en permanence améliorés et adaptés par la négociation collective et le dialogue social.

En France, le groupe avait signé dès le 4 mars 1999 avec cinq organisations syndicales sur six un accord sur la réduction et l'aménagement du temps de travail. Un avenant relatif à la prise effective des jours de congés RTT a été signé le 21 décembre 2005 par quatre organisations syndicales sur six. Afin de faciliter une prise régulière des jours RTT dont bénéficient les salariés en horaire de journée, ces congés seront pris de façon étalée dans l'année, à l'initiative du salarié.

Au Brésil, pour les activités mécaniques, un accord d'annualisation a été signé à Porto Real. De plus, les accords d'aménagement du temps de travail signés à Ryton et Tille Hill, au Royaume-Uni, ainsi que l'accord sur la flexibilité de Ryton, ont permis d'assurer une meilleure fluidité entre les différents horaires.

Une approche sociale des évolutions d'activité

En cas d'évolution d'activité, une information et une concertation sont engagées avec les représentants des salariés.

PSA PEUGEOT CITROËN s'attache à accompagner les salariés dans toutes les transformations d'activités et de l'emploi et à identifier une solution professionnelle optimale pour chacun d'entre eux.

L'anticipation des décisions et le respect d'un délai de prévenance sont déterminants dans la réussite sociale de ces évolutions.

Grâce à une anticipation et à une gestion prévisionnelle de l'emploi, des licenciements économiques ont été évités en 2005. Toutefois, lorsque les réductions d'emplois s'avèrent nécessaires, dans certains secteurs, sur certains sites, elles s'accompagnent de mesures de reclassements internes et de suivi des salariés.

Ainsi, à titre d'exemple, lorsque il s'est avéré nécessaire, pour des raisons d'activité, d'arrêter l'équipe de fin de semaine du site de Rennes, les salariés ont été reclassés vers d'autres régimes horaires. En outre, des solutions d'accompagnement ont été mises en place pour le personnel en contrat temporaire.

Des exigences sociales partagées avec nos fournisseurs

En 2004, les exigences sociales et de sécurité à l'égard des fournisseurs et de leurs sous-traitants ont été renforcées. Elles portent en particulier sur le respect des engagements du « Global Compact » et des conventions internationales de l'OIT : protection des travailleurs, non-discrimination de toute nature, interdiction du travail des enfants et du travail forcé.

En 2006, PSA PEUGEOT CITROËN communiquera à ses fournisseurs, sous-traitants, partenaires industriels et réseaux de distribution l'Accord Cadre Mondial sur la Responsabilité Sociale, signé en mars. Par cet accord, PSA PEUGEOT CITROËN s'engage à ce que, dans le cadre des appels d'offres, le respect des droits humains soit un critère déterminant dans la sélection des fournisseurs qui intégreront le panel. Tout manquement relatif au respect des droits humains devra entraîner des plans d'action correctifs après avertissement de la part de PSA PEUGEOT CITROËN. Le non-respect de ces droits entraînera des sanctions pouvant aller, à terme, jusqu'au retrait du panel.

Des règles sociales et de sécurité pour les entreprises extérieures sur les sites

L'organisation du travail tient compte d'une présence importante de salariés d'entreprises extérieures (activités de services et de maintenance d'installations techniques, entreprises de chantiers, fournisseurs) dans les établissements.

Sans se substituer à leur responsabilité juridique, le groupe s'assure du respect par ces entreprises des règles sociales et de sécurité par un renforcement des mesures de coordination et de contrôle.

Le groupe a engagé des plans d'actions pour veiller à l'application de ces règles, conformément aux exigences sociales et de sécurité qui ont été renforcées dans les documents contractuels des fournisseurs. Au sein du personnel des entreprises extérieures, le nombre des accidents du travail avec arrêt, durant les travaux d'août 2005, a été réduit de 20 % par rapport à la même période en 2004.

La sécurité au travail : une priorité absolue dans tous les pays

La sécurité au travail est une priorité absolue pour PSA PEUGEOT CITROËN, dans tous les pays. En effet, l'une des principales responsabilités de l'entreprise est d'assurer l'intégrité physique des salariés.

La mobilisation de tous les acteurs de l'entreprise pour la sécurité

La démarche de prévention des accidents et des risques professionnels associe tous les acteurs de l'entreprise : les salariés, l'encadrement, les fonctions techniques et méthodes et les partenaires sociaux via, en particulier, les comités de sécurité qui fonctionnent dans tous les pays.

La mobilisation de l'ensemble du personnel a permis de diviser par deux le nombre d'accidents avec arrêt en trois ans, dans tous les pays où le groupe PSA PEUGEOT CITROËN est implanté.

Le système de management de la sécurité au travail

La pérennisation des résultats du groupe en matière de prévention sécurité et la poursuite des améliorations reposent sur l'application des dispositions définies dans le Système de Management de la Sécurité au Travail. Cette démarche, initialisée en 2004, sur le périmètre industriel est en phase de généralisation sur les sites tertiaires et de recherche développement ainsi que dans les établissements des réseaux commerciaux.

Le Système de Management de la Sécurité au Travail rassemble l'ensemble des règles de sécurité et de prévention applicables dans le groupe. Il définit les principes en matière de management des risques professionnels et de management opérationnel de la sécurité. S'appliquant dans chaque établissement du groupe, il est adapté à la nature des activités ainsi qu'aux spécificités réglementaires des pays. Il en existe par exemple une version spécifique pour les établissements commerciaux.

Le Système de Management de la Sécurité au Travail intègre les bonnes pratiques managériales qui contribuent à l'expertise et la mobilisation des managers du groupe. Ces dernières constituent la clé de l'amélioration constante de la prévention et de l'instauration d'une véritable culture de la sécurité chez tous les collaborateurs.

L'application de ce Système de Management de la Sécurité au Travail s'appuie sur trois principes :
- chacun doit veiller à la qualité de ses comportements individuels en termes de sécurité : être **exemplaire, réactif et vigilant** ;
- les risques professionnels doivent être clairement identifiés et des plans d'action de prévention doivent être associés à chacun d'entre eux : ces derniers doivent être pilotés et aboutir dans les délais fixés ;
- **tous les incidents et accidents sont analysés.** L'efficacité réside dans la rigueur du suivi des plans d'actions opérationnels par la ligne managériale, assistée par les experts de la prévention.

L'amélioration permanente des conditions de travail et de l'ergonomie

Une politique ambitieuse d'amélioration des conditions de travail vise à assurer à tous les salariés des conditions et un environnement de travail correspondant aux meilleurs standards internationaux et à faire face au vieillissement en mettant en œuvre des solutions permettant le maintien dans l'emploi.

La démarche d'amélioration des conditions de travail et de progrès ergonomiques s'engage en amont, dans les projets de développement de véhicules et d'investissements industriels. Elle facilite la féminisation de l'emploi, en particulier dans les ateliers.

Dans la division automobile, la priorité a été donnée à la réduction du nombre de postes réputés « lourds ». La proportion de ces postes est passée de 35 % en 1999 à 18 % en 2005.

Quant au nombre de postes « légers », pouvant être tenus par tous les salariés, il est passé de 26 % en 1999 à 37 % en 2005. Cet effort se poursuivra, l'objectif étant d'atteindre un taux de 60 %.

Une politique de santé active, composante essentielle de la performance humaine et économique de l'entreprise

PSA PEUGEOT CITROËN développe une politique de santé active, composante essentielle de la performance humaine et économique durable de l'entreprise.

Les services médicaux des différents sites ont déployé en 2005 un plan santé visant à promouvoir les bonnes pratiques en matière d'hygiène et de santé. Il est orienté prioritairement vers les pathologies pouvant apparaître ou se développer à l'occasion de l'activité professionnelle.

Ce plan répond aux objectifs suivants :
- aider les salariés à maintenir leur capital santé tout au long de leur vie professionnelle ;
- prévenir les pathologies ayant un impact sur l'aptitude à travailler, comme les lombalgies ;
- en cas de pathologie, favoriser la meilleure insertion possible du salarié dans l'entreprise.

Dans tous les pays, les services médicaux mènent des actions de sensibilisation dans le domaine de la santé publique : tabagisme, alcoolisme, toxicomanies et sida, hygiène alimentaire.

I INDICATEURS SOCIAUX

Les indicateurs sociaux exposés ci-dessous correspondent à l'application du décret n° 2002-221 du 20 février 2002. Ils ont été établis sur le périmètre des sociétés consolidées par intégration globale du groupe PSA PEUGEOT CITROËN, hors Faurecia – division équipement automobile du groupe – à l'exception des tableaux relatifs à l'emploi. Faurecia, société cotée dont Peugeot S.A. détient 72 % du capital et qui dispose, compte tenu de son activité, d'une complète autonomie de gestion, établit et publie dans son propre rapport annuel les indicateurs relevant de son activité.

Par ailleurs, les effectifs de la société holding Peugeot S.A. sont intégrés à ceux de la division automobile.

UNE POLITIQUE DE L'EMPLOI : INTERNATIONALISER LES ÉQUIPES ET DIVERSIFIER LES PROFILS DES COMPÉTENCES

↗ UNE CROISSANCE DES EFFECTIFS DE PRÈS DE 26 % SUR SIX ANS

Évolution des effectifs sur six ans par divisions

(Situation au 31 décembre de l'année)

	1999	2000	2001	2002	2003	2004	**2005**
Automobile	127 060	128 510	130 640	133 880	135 180	139 480	140 050
Banque PSA Finance	2 040	2 070	2 140	2 160	2 150	2 360	2 370
Gefco	6 715	7 490	7 680	8 050	8 360	8 840	9 370
Autres activités	2 460	2 500	2 300	2 280	2 360	2 140	1 750
Faurecia	27 525	31 870	49 690	52 230	51 860	54 430	54 960
Total	**165 800**	**172 440**	**192 450**	**198 600**	**199 910**	**207 250**	**208 500**

Évolution des effectifs du groupe par zones géographiques

(Situation au 31 décembre de l'année)

	2000	**2005**	Variation 2000/2005
France	117 855	126 055	7 %
Europe occidentale (hors France)	44 420	54 860	23,5 %
Europe centrale	2 370	9 335	294 %
Afrique	65	1 225	1 786 %
Amérique du Sud	4 425	8 570	93,5 %
Amérique du Nord et centrale	3 175	6 445	103 %
Asie	130	2 010	1 443 %
Total	**172 440**	**208 500**	**21 %**

Le renforcement de la présence du groupe dans le monde se traduit par une internationalisation croissante des effectifs. Plus de 82 440 salariés travaillent aujourd'hui hors de France, contre 28 400 en 1996.

Internationalisation des effectifs du groupe (effectifs hors France)


+ 190 %
28 400
50 330
82 440
1996
1999
2005

Près de 40 % des effectifs travaillent hors de France en 2005.

Effectifs inscrits en 2005 par nationalités

Plus de 42,6 % des salariés du groupe appartiennent à une autre nationalité que la nationalité française. Le groupe compte des salariés appartenant à 100 nationalités différentes.

Dix nationalités les plus représentées dans le groupe (hors nationalité française)


Marocaine 3,6 %
Tchèque 2,9 %
Américaine 5,1 %
Argentine 5,4 %
Espagnole 33,2 %
Polonaise 6 %
Brésilienne 6,6 %
Portugaise 7,5 %
Allemande 18,4 %
Anglaise 11,2 %

Répartition des effectifs groupe par catégories socioprofessionnelles

	France			Europe hors France			Hors Europe			Total		
	Ouvriers	ETAM	Cadres	Ouvriers	ETAM	Cadres	Ouvriers	ETAM	Cadres	Ouvriers	ETAM	Cadres
Automobile	56 940	24 220	18 325	17 915	12 145	3 825	3 980	1 895	805	78 835	38 260	22 955
Banque PSA finance	0	550	330	0	1 185	230	0	55	20	0	1 790	580
Gefco	2 020	2 435	835	1 040	2 365	220	140	285	35	3 200	5 085	1 090
Faurecia	11 400	3 505	3 890	16 600	5 055	3 575	7 200	1 730	1 995	35 200	10 290	9 460
Autres activités	910	465	230	0	30	10	10	90	10	920	585	250
Total 2005	**71 270**	**31 175**	**23 610**	**35 555**	**20 780**	**7 860**	**11 330**	**4 055**	**2 865**	**118 155**	**56 010**	**34 335**

Sont considérés dans la catégorie « cadres », les ingénieurs et managers ayant une évaluation de poste équivalente aux cadres en France.

Répartition des effectifs groupe par catégories socioprofessionnelles (en %)


Cadres 16,5 %
Ouvriers 56,7 %
ETAM 26,8 %

↗ LA DYNAMIQUE DES RECRUTEMENTS

Recrutements CDI 2005 et cumul 2000/2005 groupe

	France	Europe hors France	Hors Europe	Total	Cumul 2000/2005
Automobile 2005	**4 080**	**2 585**	**785**	**7 450**	**55 365**
2004	6 770	2 270	730	9 770	
2003	5 690	2 480	515	8 685	
Banque PSA Finance 2005	**50**	**110**	**5**	**165**	**1 320**
2004	40	260	10	310	
2003	45	80	10	135	
Gefco 2005	**340**	**700**	**190**	**1 230**	**7 295**
2004	610	440	110	1 160	
2003	500	455	60	1 015	
Faurecia 2005	**980**	**2 205**	**3 630**	**6 815**	**34 740**
2004	1 640	2 860	2 710	7 210	
2003	1 770	2 590	970	5 330	
Autres activités 2005	**5**	**-**	**10**	**15**	**485**
2004	40	-	10	50	
2003	55	5	5	65	
Total 2005	**5 455**	**5 600**	**4 620**	**15 675**	**99 205**
2004	9 100	5 830	3 570	18 500	
2003	8 060	5 610	1 560	15 230	
Cumul 2000/2005	**50 275**	**31 770**	**17 160**	**99 205**	

La stratégie de croissance déployée par l'entreprise est portée par le recrutement de plus de 99 200 personnes, en contrats permanents, sur six ans. Le taux de recrutements en contrats à durée indéterminée (rapport recrutements CDI/Effectif total) atteint 7,5 % en 2005 contre 8,9 % en 2004 et 7,6 % en 2003.

Évolution des recrutements en contrats à durée indéterminée sur six ans


15 660
17 410
16 740
15 230
18 490
15 670
2000
2001
2002
2003
2004
2005
France
Europe hors France
Hors Europe

↗ RENFORCER LA MIXITÉ ET DÉVELOPPER LA DIVERSITÉ

Évolution du taux de féminisation des recrutements en contrats à durée indéterminée au sein de la division automobile France (hors filiales commerciales - en %)


11,7
4,7
16,3
9,0
21,3
20,0
22,5
21,6
28,7
25,8
27,4
25,6
2000
2001
2002
2003
2004
2005
Ouvriers
Total

Évolution du taux de féminisation des effectifs inscrits sur quatre ans au sein du groupe (en %) - Périmètre monde

2002	2003	2004	**2005**
17,6	18,2	19,8	**19,8**

En 2005, 25 % des recrutements réalisés dans le monde au sein des différentes divisions concernent des femmes. Le taux de féminisation atteint 22,4 % pour les ingénieurs et cadres, 32 % pour les ETAM et 22,1 % pour les ouvriers.

↗ LE RENOUVELLEMENT DES GÉNÉRATIONS

Effectifs inscrits du groupe par tranches d'âge


1 975
530
37 115
10 330
48 965
12 695
40 130
10 015
38 920
7 825
< 20 ans
20/29 ans
30/39 ans
40/49 ans
50 ans et +
Hommes
Femmes

Compte tenu du nombre de recrutements réalisés depuis la fin des années 90, le groupe connaît un profond renouvellement des générations.

↗ L'EMPLOI À DURÉE LIMITÉE

Effectifs inscrits en contrats à durée déterminée

(nombre moyen annuel)

		Hors France		
	France	Europe hors France	Hors Europe	Total
Automobile 2005	**4 425**	**3 700**	**1 075**	**9 200**
2004	3 515	4 295	465	8 275
2003	1 615	4 750	310	6 675
Banque PSA Finance 2005	**30**	**95**	**0**	**125**
2004	15	105	-	120
2003	10	110	-	120
Gefco 2005	**140**	**250**	**0**	**390**
2004	135	180	-	315
2003	140	155	5	300
Autres activités 2005	**40**	**0**	**85**	**125**
2004	65	-	90	155
2003	45	5	5	55
Total 2005	**4 635**	**4 045**	**1 160**	**9 840**
2004	3 730	4 580	555	8 865
2003	1 810	5 020	320	7 150

À titre indicatif, Faurecia compte 6 140 salariés en contrats à durée déterminée non compris dans ce tableau.

En 2005, pour le périmètre groupe monde hors Faurecia, près de 2 270 salariés ont été recrutés en contrats à durée indéterminée, après avoir réalisé antérieurement une activité en contrat à durée déterminée.

Nombre de travailleurs temporaires

(nombre moyen annuel)

		Hors France		
	France	Europe hors France	Hors Europe	Total
Automobile 2005	**6 700**	**325**	**120**	**7 145**
2004	8 840	355	130	9 325
2003	9 600	1 020	95	10 715
Banque PSA Finance 2005	**20**	**10**	**5**	**35**
2004	25	35	-	60
2003	15	40	-	55
Gefco 2005	**845**	**590**	**95**	**1 530**
2004	900	390	60	1 350
2003	920	400	35	1 355
Autres activités 2005	**225**	**-**	**40**	**265**
2004	120	-	25	145
2003	325	-	-	325
Total 2005	**7 790**	**925**	**260**	**8 975**
2004	9 885	780	215	10 880
2003	10 860	1 460	130	12 450

Sur les trois dernières années, une politique de diminution du recours au travail temporaire a été engagée.

En 2005, 688 recrutements en contrats à durée indéterminée concernent des salariés ayant effectué préalablement une mission d'intérim dans le groupe.

À titre indicatif, Faurecia compte près de 7 730 travailleurs temporaires non compris dans ce tableau.

↗ AUTRES INDICATEURS EMPLOI

Démissions*

		Hors France		
	France	Europe hors France	Hors Europe	Total
Automobile 2005	**1 270**	**865**	**175**	**2 310**
2004	1 175	675	120	1 970
2003	1 335	535	105	1 975
Banque PSA Finance 2005	**25**	**90**	**-**	**115**
2004	20	80	5	105
2003	20	70	5	95
Gefco 2005	**140**	**280**	**60**	**480**
2004	125	265	25	415
2003	120	290	30	440
Autres activités 2005	**15**	**5**	**0**	**20**
2004	20	-	-	20
2003	20	5	5	30
Total 2005	**1 450**	**1 240**	**235**	**2 925**
2004	1 340	1 020	150	2 510
2003	1 495	900	145	2 540

** Démission dans le cadre d'un contrat à durée indéterminée.*

Le volume de démissions enregistrées en 2005 est stable par rapport à 2004 et représente 2 % de l'effectif en contrat à durée indéterminée (hors Faurecia). On compte 2 560 démissions au sein de Faurecia, non compris dans le tableau ci-dessus.

Ruptures de contrats de travail et licenciements à l'initiative de l'employeur

		Hors France		
	France	Europe hors France	Hors Europe	Total
Automobile 2005	**825**	**570**	**300**	**1 695**
2004	695	680	270	1 645
2003	775	385	210	1 370
Banque PSA Finance 2005	**20**	**35**	**-**	**55**
2004	10	15	5	30
2003	10	15	5	30
Gefco 2005	**85**	**105**	**10**	**200**
2004	105	95	20	220
2003	85	150	15	250
Autres activités 2005	**50**	**5**	**0**	**55**
2004	20	-	5	25
2003	20	-	-	20
Total 2005	**980**	**715**	**310**	**2 005**
2004	830	790	300	1 920
2003	890	550	230	1 670

Les données comprennent les ruptures de contrats liées aux procédures d'inaptitude, d'invalidité et de licenciements pour motifs personnels. Leur nombre est quasiment stable en 2005 par rapport à 2004. Faurecia a enregistré, en 2005, 3 532 licenciements à l'initiative de l'employeur ou ruptures de contrat de travail, données non précisées dans ce tableau.

Licenciements pour motif économique

		Hors France		
	France	Europe hors France	Hors Europe	Total
Automobile 2005	**5**	**760**	**25**	**790**
2004	30	520	45	595
2003	5	50	20	75
Banque PSA Finance 2005	**-**	**-**	**-**	**-**
2004	-	-	-	-
2003	5	-	-	5
Gefco 2005	**5**	**40**	**-**	**45**
2004	5	35	-	40
2003	15	-	-	15
Total 2005	**10**	**800**	**25**	**835**
2004	35	555	45	635
2003	25	50	20	95

En cas d'évolution d'activité, une information et une concertation sont engagées très en amont avec les représentants des salariés. PSA PEUGEOT CITROËN s'attache à ne laisser aucun salarié seul face à son problème d'emploi et en conséquence, à identifier une solution professionnelle optimale pour chacun.

En 2005, le nombre de licenciements pour motif économique en Europe s'explique par l'arrêt de la troisième équipe du site industriel de Ryton au Royaume-Uni. Tous les départs ont eu lieu dans le cadre de pré-retraites (pour les salariés âgés de 55 ans et plus) ou de départs volontaires avec un projet personnel. Des mesures de reclassement ou d'accompagnement dans la recherche d'emploi ont été mises en œuvre, dont l'organisation d'un forum emploi. Moins de 1 % des employés licenciés demeurent aujourd'hui sans emploi.

L'ENRICHISSEMENT DES COMPÉTENCES ET LA VALORISATION DU CAPITAL HUMAIN

↗ UNE GESTION INTERNATIONALE DES COMPÉTENCES ET DES RESSOURCES HUMAINES

En 2005, au sein du groupe, plus de 750 salariés, dont 695 au sein de la division automobile, ont été concernés par un détachement.

Le nombre de détachés au sein de la division automobile monde a augmenté de près de 16 % entre 2004 et 2005.

De plus, près de 3 000 salariés de la division automobile France ont effectué une mission de longue durée, hors de leur pays d'origine, de 20 jours et plus. Ce chiffre était de 2 510 en 2004, soit une augmentation de 19,4 %.

↗ PRÉPARER ET DÉVELOPPER LES COMPÉTENCES DE DEMAIN PAR LA FORMATION CONTINUE

Nombre d'heures moyen de formation par catégories socioprofessionnelles

(périmètre division automobile monde hors filiales commerciales)

	Ouvriers	Employés, techniciens, agents de maîtrise	Ingénieurs et cadres	Moyenne
2004	24	41	39	30
2005	**30**	**43**	**36**	**33**

Évolution du nombre d'heures de formation par zone géographique*

	Nombre d'heures total de formation (en milliers d'heures)			Nombre d'heures moyen de formation par salarié		
	2003	2004	**2005**	2003	2004	**2005**
France	2 784	2 645	2 325	26,5	24,4	21,7
Europe hors France	810	940	1 567	21,2	24,3	40,2
Hors Europe	277	295	510	59,2	54,2	69,7
Total	**3 871**	**3 880**	**4 402**	**26,1**	**25,4**	**28,7**

** Périmètre monde hors Faurecia.*

En moyenne, chaque salarié du groupe a suivi près de 29 heures de formation durant l'année 2005. La progression du nombre d'heures moyen de formation par salarié, en Europe hors France, est pour partie liée à l'ouverture de Trnava.

L'effort de formation est resté, comme en 2004, à un niveau élevé. En effet, les 4,4 millions d'heures de formation dispensées dans le groupe ont représenté une dépense de 174 millions d'euros.

Répartition des dépenses de formation par secteur d'activité


Fonctions de support 11,7 %
Industriel 51,7 %
Études et conception 22 %
Commercial 14,6 %

Près de 2 040 salariés dans le monde sont appelés régulièrement à former d'autres personnes du groupe.

Durant l'année 2005, 6 900 jeunes ont été accueillis comme stagiaires. Le taux de féminisation des stagiaires atteint 30 % en 2005, l'objectif que s'est fixé le groupe est donc réalisé. Ils sont venus perfectionner leur formation initiale dans l'une de nos entités dans le monde. L'intégration des jeunes dans l'entreprise se concrétise également par les formules en alternance (alternance, professionnalisation, apprentissage) : plus de 2 300 jeunes ont été concernés en 2005 dont 20,9 % de femmes. En France, 1 230 jeunes ont été concernés par un contrat d'apprentissage dont 18 % de femmes.

LA DYNAMIQUE CONTRACTUELLE

Dans le groupe, plus de 50 accords ont été signés en 2005 dans la division automobile monde.

En France, 12 accords ont été signés en 2005, dont 2 avec l'ensemble des organisations syndicales et 7 avec 5 organisations syndicales sur 6.

Tous les salariés sont représentés par des organisations syndicales indépendantes ou par d'autres représentants élus. L'ensemble du personnel est concerné par des accords de conventions collectives.

À titre d'exemple :

↗ FRANCE

- accord salarial, 4 février 2005 ;
- accord sur le développement et l'évolution professionnels des ouvriers de production, 8 mars 2005 ;
- accord sur la pluriannualisation des journées non travaillées, 8 mars 2005 ;
- accord sur la formation tout au long de la vie professionnelle, 15 avril 2005 ;
- avenant à l'accord sur la mise en place d'un nouveau régime de retraite à cotisations définies, 1er juin 2005 ;
- avenant aux accords de participation et d'intéressement de 2003, 27 juin 2005 ;
- accord relatif à l'harmonisation des primes, majorations et indemnités appliquées aux horaires de fin de semaine, 5 juillet 2005 ;
- accord relatif au régime de prévoyance, 21 juillet 2005 ;
- accord sur l'insertion sociale et professionnelle des personnes handicapées, 22 septembre 2005 ;
- accord sur le déblocage exceptionnel des droits issus de la participation 2004, 14 octobre 2005 ;
- accord relatif à la durée effective, l'organisation du temps de travail et les congés, 16 décembre 2005 ;
- avenant à l'accord du 4 mars 1999 relatif à la prise effective des jours de congés RTT, 21 décembre 2005.

↗ ESPAGNE

- accords sur les violences domestiques, 11 mars 2005 ;
- accord sur les femmes enceintes, 19 octobre 2005.

↗ BRÉSIL

- programme de participation aux résultats, 18 mai 2005 ;
- renouvellement du partenariat avec le SENAI (formation initiale prérecrutement), 3 mai 2005.

↗ ARGENTINE

- accords sur les salaires et la productivité signés respectivement les 25 juin et 21 juillet 2005 à Jeppener et Palomar ;
- accord sur le régime de compensation horaire, 30 décembre 2005.

↗ SLOVAQUIE

- accord sur les relations réciproques entre employeurs et salariés, 21 juillet 2005.

↗ ROYAUME-UNI

- accord « Pay and conditions 2005/2006 », 21 avril 2005 et 17 mai 2005 ;
- accord sur la flexibilité, 21 septembre 2005.

↗ ALLEMAGNE

- accords salariaux, 1er septembre et décembre 2005 ;
- accords sur le temps de travail, 1er janvier et août 2005 ;
- accords sur le stockage des données personnelles, avril et septembre 2005.

UNE POLITIQUE DE RÉMUNÉRATION FONDÉE SUR LA PERFORMANCE ET L'ÉQUITÉ

En 2005, les rémunérations ont représenté 4 860 905 K€ et les charges sociales 1 929 650 K€. La masse salariale du groupe (hors Faurecia) s'élève à 6 790 555 K€.

Masse salariale

	France	Europe hors France	Hors Europe
2002	4 662 481 K€	1 415 349 K€	80 110 K€
2003	4 824 888 K€	1 462 711 K€	66 401 K€
2004	5 107 033 K€	1 502 183 K€	77 303 K€
2005	**5 181 133 K€**	**1 505 043 K€**	**104 379 K€**

↗ L'ASSOCIATION DU PERSONNEL AUX OBJECTIFS ET AUX RÉSULTATS DU GROUPE

Intéressement et participation

(en millions d'euros)	2003	2004	2005
Total France - Intéressement et participation (accord groupe)	140	135	113
Intéressement ou participation des autres filiales françaises	10	10	9
Intéressement des filiales étrangères	22	21	18
Total	**172**	**166**	**140**

↗ ÉPARGNE SALARIALE ET PRÉVOYANCE

Plans d'épargne (PEAG, PEE et PEP)

	Montant versé par les salariés du 01/01 au 31/12 (en millions d'euros)		Montant de l'abondement brut du 01/01 au 31/12 (en millions d'euros)		Nombre de salariés ayant effectué un versement du 01/01 au 31/12*	
	2004	2005	2004	2005	2004	2005
Automobile	96,82	98,01	12,55	13,00	122 681	138 185
Banque PSA Finance	1,57	1,35	0,34	0,25	1 320	1 513
Gefco	1,45	1,74	0,60	0,66	1 225	1 766
Autres activités	0,30	0,55	0,12	0,05	106	675
Total	**100,14**	**101,65**	**13,61**	**13,96**	**125 332**	**142 139**

** Versement : intéressement, participation, versements volontaires.*

Plan international d'épargne salariale

	Nombre de participants		Montant des versements (en millions d'euros)		Abondement (en millions d'euros)	
	2004	2005	2004	2005	2004	2005
Grande-Bretagne	1 629	1 527	2,01	1,49	0,65	0,50
Espagne	2 136	2 379	0,69	0,66	0,25	0,24
Allemagne	573	791	0,56	0,63	0,18	0,20
Total	**4 338**	**4 697**	**3,26**	**2,78**	**1,08**	**0,94**

↗ RÉGIMES DE RETRAITES SUPPLÉMENTAIRES À COTISATIONS DÉFINIES

Retraites supplémentaires

	Montant des cotisations employeurs du 01/01 au 31/12 (en milliers d'euros)		Montant versé par les salariés du 01/01 au 31/12 (en milliers d'euros)		Nombre de salariés concernés	
	2004	2005	2004	2005	2004	2005
France	23 839,4	25 932,8	11 908,2	12 935,9	42 760	51 468
Europe hors France	11 976,1	17 245,9	3 522,2	3 640,0	9 255	10 012
Hors Europe	286,1	449,5	367,8	444,7	1 440	1 360
Total	**36 101,6**	**43 628,2**	**15 798,2**	**17 020,6**	**53 455**	**62 840**

De nouveaux régimes de retraites à cotisations définies ont été instaurés par le groupe, tant en France qu'en Espagne, au Royaume-Uni, en Allemagne, au Brésil, en Suisse et au Japon.

Ils visent à compléter les régimes nationaux de sécurité sociale et anticipent la baisse prévisible des taux de remplacement.

DES ORGANISATIONS ORIENTÉES VERS LA COMPÉTITIVITÉ DE L'ENTREPRISE AVEC DES PRIORITÉS DONNÉES À LA SÉCURITÉ ET AUX CONDITIONS DE TRAVAIL DES SALARIÉS

↗ DE NOUVELLES ORGANISATIONS DE TRAVAIL NÉGOCIÉES POUR UNE FLEXIBILITÉ MAÎTRISÉE

Dans tous les pays où le groupe est implanté, PSA PEUGEOT CITROËN pratique des durées de travail toujours inférieures ou égales aux durées légales et professionnelles.

Le groupe PSA PEUGEOT CITROËN a appliqué en France les dispositions réglementaires relatives à la réduction du temps de travail, dès 1999.

Des dispositifs de réduction du temps de travail préservant et améliorant la compétitivité de l'entreprise ont également été mis en place dans les autres pays.

Régimes horaires particuliers

		France			Europe hors France			Hors Europe			Total		
		2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005
Automobile	Doublage [1]	31 450	33 180	32 500	9 110	8 980	8 965	885	1 010	1 355	41 445	43 170	42 820
	Triplage ou nuit [2]	15 390	16 115	15 480	3 865	3 450	3 325	50	40	160	19 305	19 605	18 965
	Fin de semaine [3]	2 290	2 670	1 920	1 620	925	55	25	35	30	3 935	3 630	2 005
Banque PSA Finance	Doublage	-	-	-	-	-	-	-	-	-	-	-	-
	Triplage ou nuit	-	-	-	-	-	-	-	-	-	-	-	-
	Fin de semaine	-	-	-	-	-	-	-	-	-	-	-	-
Gefco	Doublage	1 095	1 300	1 165	145	240	310	10	45	20	1 250	1 585	1 495
	Triplage ou nuit	195	110	235	385	310	285	-	-	40	580	420	560
	Fin de semaine	5	-	-	55	40	80	-	-	5	60	40	85
Autres activités	Doublage	780	745	620	-	-	-	-	-	-	780	745	620
	Triplage ou nuit	30	15	20	-	-	-	-	-	-	30	15	20
	Fin de semaine	5	-	-	-	-	-	-	-	-	5	-	-
Total	**Doublage**	**33 325**	**35 225**	**34 285**	**9 255**	**9 220**	**9 275**	**895**	**1 055**	**1 375**	**43 475**	**45 500**	**44 935**
	Triplage ou nuit	**15 615**	**16 240**	**15 735**	**4 250**	**3 760**	**3 610**	**50**	**40**	**200**	**19 915**	**20 040**	**19 545**
	Fin de semaine	**2 300**	**2 670**	**1 920**	**1 675**	**965**	**135**	**25**	**35**	**35**	**4 000**	**3 670**	**2 090**

(1) Doublage : travail en deux équipes.
(2) Triplage : travail en trois équipes.
(3) Fin de semaine : horaires réduits en fin de semaine (ex : VSD...).

Afin de satisfaire la demande commerciale, des régimes de travail adaptés ont été mis en place. Ces derniers concernent essentiellement les centres de production.

↗ MIEUX CONCILIER VIE PROFESSIONNELLE ET VIE PERSONNELLE ET FAMILIALE

Effectifs inscrits à temps partiel

		Hors France		
	France	Europe hors France	Hors Europe	Total
Automobile 2005	**2 255**	**3 710**	**-**	**5 965**
2004	2 300	3 100	-	5 400
2003	2 120	1 650	-	3 770
Banque PSA Finance 2005	**40**	**210**	**-**	**250**
2004	45	220	-	265
2003	45	145	30	220
Gefco 2005	**205**	**220**	**-**	**425**
2004	195	120	5	320
2003	95	130	-	225
Autres activités 2005	**110**	**-**	**-**	**110**
2004	115	5	-	120
2003	70	120	-	190
Total 2005	**2 610**	**4 140**	**-**	**6 750**
2004	2 655	3 445	5	6 105
2003	2 330	2 045	30	4 405

Un salarié à temps partiel est un salarié dont la durée normale de travail, calculée sur une base hebdomadaire ou en moyenne sur une période d'emploi pouvant aller jusqu'à un an, est inférieure à celle d'un travailleur à temps plein comparable.

En 2005, plus de 6 700 salariés travaillent à temps partiel dans le monde, répartis en 43,6 % de femmes et 56,4 % d'hommes. Plus de 27 % des salariés à temps partiel travaillent à mi-temps.

AUTRES INDICATEURS RELATIFS À L'ORGANISATION DU TEMPS DE TRAVAIL

Heures supplémentaires - Solde entre les H+ et les H-

		Hors France		
	France	Europe hors France	Hors Europe	Total
Automobile 2005	**2 121 525**	**484 170**	**423 180**	**3 028 875**
2004	2 033 990	611 370	430 535	3 075 895
2003	1 123 195	249 450	56 550	1 429 195
Banque PSA Finance 2005	**1 525**	**19 220**	**-**	**20 745**
2004	20 890	21 405	-	42 295
2003	1 575	1 665	-	3 240
Gefco 2005	**247 955**	**136 460**	**33 685**	**418 100**
2004	374 920	82 695	30 700	488 315
2003	152 200	13 965	11 155	177 320
Autres activités 2005	**12 770**	**320**	**3 675**	**16 765**
2004	12 595	160	2 060	14 815
2003	5 655	50	205	5 910
Total 2005	**2 383 775**	**640 170**	**460 540**	**3 484 485**
2004	2 442 395	715 630	463 295	3 621 320
2003	1 282 625	265 130	67 910	1 615 665

Dans la plupart des pays, le temps de travail s'apprécie dans un cadre annualisé.

Certaines heures figurant dans le tableau ci-dessus sont appelées communément H+ et naissent de l'application de la modulation (exemple : samedis travaillés ou allongements d'horaires). Elles sont compensées par des H-, pour permettre, par exemple, des fermetures en période de basse conjoncture.

Pour faire face à l'augmentation de l'activité, des solutions plus structurelles ont été retenues : mise en place d'équipes supplémentaires, organisation du « non stop » pour les congés.

Heures de chômage partiel

	France	Hors France: Europe hors France	Hors France: Hors Europe	Total
Automobile 2005	**742 000**	**217 395**	**-**	**959 395**
2004	25	137 070	-	137 095
2003	746 200	53 755	479 005	1 278 960
Banque PSA Finance 2005	**-**	**-**	**-**	**-**
2004	-	-	-	-
2003	-	-	-	-
Gefco 2005	**260**	**5 470**	**-**	**5 730**
2004	1 745	7 590	-	9 335
2003	-	560	550	1 110
Autres activités 2005	**-**	**-**	**-**	**-**
2004	265	-	-	265
2003	-	-	-	-
Total 2005	**742 260**	**222 865**	**-**	**965 125**
2004	2 035	144 660	-	146 695
2003	746 200	54 315	479 555	1 280 070

Les 965 125 heures chômées résultent des soldes non compensés par les heures supplémentaires collectives effectuées dans le cadre de la pluriannualisation.

En France, l'accord du 8 mars 2005 sur l'indemnisation des journées non travaillées précise les mécanismes de modulation du temps de travail dans un cadre pluriannuel et permet le maintien de la rémunération.

Heures d'absences rémunérées hors congés

	France		Europe hors France		Hors Europe		Total	
	Absences maladies	Autres absences	Absences maladies	Autres absences	Absences maladies	Autres absences	Absences maladies	Autres absences
Automobile 2005	**3 967 120**	**804 800**	**1 794 510**	**615 520**	**173 965**	**49 565**	**5 935 595**	**1 469 885**
2004	3 977 570	452 785	1 470 860	588 170	142 685	417 550	5 591 115	1 458 505
2003	4 317 035		2 099 020		111 770		6 527 825	
Banque PSA Finance 2005	**26 650**	**56 010**	**62 675**	**43 195**	**-**	**1 385**	**89 325**	**100 590**
2004	36 105	34 405	49 585	17 145	235	10	85 925	51 560
2003	88 360		68 670		510		157 540	
Gefco 2005	**265 335**	**98 150**	**238 780**	**30 595**	**1 775**	**2 035**	**505 890**	**130 780**
2004	236 945	63 920	177 030	57 815	1 555	235	415 530	121 970
2003	302 790		123 930		4 175		430 895	
Autres activités 2005	**94 475**	**8 705**	**2 615**	**505**	**160**	**80**	**97 250**	**9 290**
2004	123 980	10 965	3 780	8 025	560	120	128 320	19 110
2003	146 450		6 335		3 285		156 070	
Total 2005	**4 353 580**	**967 665**	**2 098 580**	**689 815**	**175 900**	**53 065**	**6 628 060**	**1 710 545**
2004	4 374 600	562 075	1 701 255	671 155	145 035	417 915	6 220 890	1 651 145
2003	4 854 635		2 297 955		119 740		7 272 330	

Au total, on compte 8 338 605 heures d'absences rémunérées hors congés, dont 6 628 060 heures d'absences maladies, 746 740 heures d'absences maternité, 431 095 heures d'absences liées aux accidents et 532 710 heures pour divers motifs.

LES ACHATS

Les achats du groupe PSA PEUGEOT CITROËN portent principalement sur les pièces automobiles, tant pour les usines mécaniques que pour les usines terminales.

Ces achats représentent environ 70 % du prix de revient de fabrication de nos véhicules, réalisés auprès de 850 fournisseurs. Pour le reste, il s'agit d'achats de biens d'équipements et de services.

Les conditions générales d'achats du groupe PSA PEUGEOT CITROËN respectent totalement les principes du développement durable.

Il est notamment demandé aux fournisseurs d'appliquer dans leurs domaines des lois et règlements en vigueur dans tous les pays, les meilleurs standards en matière environnementale ainsi que les conventions internationales de l'Organisation Internationale du Travail.

Sont particulièrement visées celles relatives à la protection des travailleurs, à l'interdiction du travail forcé et du travail des enfants, les règles relatives à la santé et à la sécurité au travail, ainsi que le respect des droits des salariés.

LA SÉCURITÉ AU TRAVAIL : UNE PRIORITÉ ABSOLUE

Taux de fréquence des accidents avec arrêt


Groupe y compris Commerce France
Groupe y compris Commerce International
27,7
6,48
4,97
4,09
3,11
4,40
Objectif groupe 3,70
2002
2003
2004
2005
2005
2006
Industrie de la métallurgie

Le taux de fréquence des accidents du travail avec arrêt s'établit, pour l'année 2005, à 3,11 pour un objectif de 3,70. Ce résultat concerne les établissements industriels, tertiaires et de recherche & développement dans le monde ainsi que les établissements commerciaux en France.

Ce résultat souligne, pour la troisième année consécutive, une nette amélioration des conditions de sécurité des salariés du groupe. Pour la seule année 2005, cette progression atteint 24 %.

Les résultats progressent en France et à l'international. Ainsi, le site de Buenos Aires a obtenu en 2005 le meilleur résultat des unités terminales du groupe, avec un taux record de fréquence des accidents avec arrêt de 1,30 point. Ce résultat correspond à une amélioration de 56 % par rapport à 2004.

De plus, le groupe obtient l'un des meilleurs résultats en matière de sécurité dans son secteur d'activité. À titre de comparaison, le taux de fréquence des accidents de travail avec arrêt dans le secteur de la métallurgie s'établit à 27,7.

Le taux de gravité 2005 (nombre de jours d'arrêts consécutifs à un accident de travail/nombre d'heures travaillées) s'améliore également puisqu'il s'établit à 0,21, soit une amélioration de 12,5 % par rapport à 2004.

↗ DONNER AUX PERSONNES HANDICAPÉES TOUTE LEUR PLACE DANS LE MONDE DU TRAVAIL

Personnels handicapés

		Hors France		
	France	Europe hors France	Hors Europe	Total
Automobile 2005	**5 395**	**645**	**35**	**6 075**
2004	5 760	710	5	6 475
2003	6 010	415	5	6 430
Banque PSA Finance 2005	**-**	**15**	**-**	**15**
2004	-	15	-	15
2003	5	10	-	15
Gefco 2005	**110**	**40**	**-**	**150**
2004	115	40	-	155
2003	70	40	-	110
Autres activités 2005	**45**	**-**	**-**	**45**
2004	15	-	-	15
2003	5	-	-	5
Total 2005	**5 550**	**700**	**35**	**6 285**
2004	5 890	765	5	6 660
2003	6 090	465	5	6 560

Dans le monde, le groupe emploie directement 6 285 salariés handicapés. La notion de salarié handicapé est définie par les différentes législations locales. En France, pour le périmètre de la division automobile hors filiales commerciales, le niveau d'emploi de personnes handicapées complété par des contrats de sous-traitance avec le secteur protégé place l'entreprise à un taux d'emploi de 9,5 %, bien au-delà du taux incitatif de 6 %.

PRÉSERVER L'ENVIRONNEMENT ET LES RESSOURCES NATURELLES

PSA PEUGEOT CITROËN s'est fixé une politique environnementale ambitieuse. Fondée sur les principes du développement durable, cette politique s'inscrit dans la stratégie industrielle du groupe.

Elle concerne non seulement les véhicules, qu'il faut tendre à intégrer harmonieusement à l'environnement, mais aussi les sites industriels. Le groupe a en effet pour objectif de protéger l'environnement et de préserver la qualité de vie du voisinage de ses sites.

LES VOITURES ET L'ENVIRONNEMENT

PSA PEUGEOT CITROËN est convaincu de la nécessité d'une meilleure insertion de l'automobile au sein de l'environnement. Le groupe s'est ainsi engagé dans la lutte pour la réduction des émissions de gaz à effet de serre. Pour ce faire, PSA PEUGEOT CITROËN travaille sans cesse sur la mise au point de nouvelles technologies visant à réduire les émissions de ses véhicules. Le groupe construit sa stratégie en s'appuyant d'abord sur des solutions d'aujourd'hui comme l'amélioration des moteurs thermiques, l'offre d'un premier niveau d'hybridation ou encore la promotion des biocarburants ou l'utilisation du gaz naturel. Ensuite, en préparant activement celles de demain telles l'hybride diesel électricité. Enfin, en menant des recherches avancées sur celles porteuses de fortes potentialités à plus long terme comme la pile à combustible fonctionnant à l'hydrogène. Mais pour le groupe il apparaît fondamental que toutes ces technologies soient ou puissent être appliquées sur des voitures de grande diffusion. En effet, dans le domaine des émissions de CO_2, seul le nombre de voitures vendues permet d'avoir un impact réel. Soucieux d'élargir la réflexion au-delà de son seul périmètre de responsabilité, le groupe s'investit également dans des projets de mécénats écologiques et scientifiques de grande envergure. À ce titre, le Puits de Carbone Peugeot créé en partenariat avec L'ONF au Brésil participe de cette vision. Parallèlement à cette stratégie, le groupe poursuit son engagement dans la conception de véhicules hautement recyclables.

↗ UN DÉFI PERMANENT : LUTTER CONTRE L'EFFET DE SERRE

Suite aux efforts réalisés sur la réduction des émissions de polluants et aux résultats obtenus, PSA PEUGEOT CITROËN s'est fixé à présent comme objectif prioritaire la réduction des émissions de CO_2 pour les véhicules de ses deux marques, Peugeot et Citroën.

↗ DES SOLUTIONS PERTINENTES ET EFFICACES POUR AUJOURD'HUI

Le groupe a donc développé des nouvelles technologies pour les moteurs essence, dont une parfaite illustration sera apportée par les moteurs de cylindrée moyenne produits en coopération avec le groupe BMW, mais surtout, le groupe consolide son leadership sur le diesel, qui à performance égale, consomme significativement moins que l'essence.

La seconde génération de diesels, nommée HDi (injection directe diesel « common rail »), et lancée par PSA PEUGEOT CITROËN, permet ainsi de diminuer les émissions de CO_2 de 20 % par rapport à un diesel à injection conventionnelle, et de 30 % par rapport à un véhicule à essence. Ces moteurs, au-delà de leurs avantages environnementaux, offrent un agrément de conduite remarquable et figurent désormais parmi les plus plébiscités en Europe. Ainsi entre 1998 et 2005, le taux de diésélisation du marché européen des voitures particulières a quasiment doublé pour atteindre une vente sur deux aujourd'hui.

En 2005, PSA PEUGEOT CITROËN a produit près de 1,53 million de voitures équipées de moteurs diesels HDi « common rail » et, depuis 1998, le groupe en a produit près de 8 millions.

Le groupe a par ailleurs poursuivi la stratégie de « downsizing » qui consiste à obtenir, avec des moteurs de cylindrée plus réduite, et donc consommant moins, des performances équivalentes à celles des anciens moteurs. Ainsi, la politique de « downsizing » permet-elle une réduction des consommations de 10 % tout en conservant le couple et la puissance. Le groupe a commercialisé, en Europe, plus de 310 000 véhicules émettant moins de 120 g de CO_2 par km parcouru en 2005, et plus de 1 100 000 véhicules de ce type au cumul depuis 2001. En Europe, en 2005, la part de marché

du groupe s'établissait ainsi à 30 % des véhicules émettant moins de 120 g de CO_2 par km parcouru et plus de 60 % de ceux émettant moins de 110 g de CO_2 par km.

↗ LA RÉDUCTION DES CONSOMMATIONS ET DES ÉMISSIONS DE CO_2 POUR TOUS

Dans le domaine de l'environnement, la politique du groupe est très pragmatique. Elle part d'un double constat : en Europe, marché sur lequel le diesel est fortement diffusé, l'hybride essence offre peu d'intérêt. Son bilan consommations et émissions de CO_2 reste très voisin d'un véhicule diesel équivalent pour un prix bien supérieur,

L'hybride diesel, comme Hybride HDi présenté par PSA PEUGEOT CITROËN fin janvier 2006, malgré son bilan consommation et émission remarquable n'est pas aujourd'hui diffusable en grande série compte tenu de son surcoût actuel. À l'horizon 2010, le groupe, grâce à la mise en œuvre d'un programme de recherche en partenariat avec des laboratoires de recherche et des équipementiers, vise la commercialisation de ses premiers véhicules Hybrides HDi.

↗ LE STOP & START : UNE SOLUTION POUR AUJOURD'HUI

Pour ces raisons, le groupe a axé ses efforts sur des solutions dotées du meilleur rapport coût/efficacité possible, et disponibles rapidement. C'est le cas du système Stop & Start, qui est proposé sur la Citroën C3 et la Citroën C2 et sera bientôt disponible sur la Peugeot 1007.

L'adjonction d'une machine électrique de faible puissance permet au moteur de s'arrêter automatiquement dès que le véhicule est à l'arrêt et au point mort – par exemple devant un feu rouge ou dans des encombrements – et de redémarrer instantanément et sans bruit à la première sollicitation du conducteur. Ce système procure un gain de 5 à 8 % de consommation et donc d'émissions de CO_2 sur cycle mixte européen et jusqu'à 15 % en circulation très dense. Cette technologie s'avère particulièrement efficace lorsqu'elle est associée à des motorisations qui ont déjà fait l'objet d'un « downsizing » car elle augmente ainsi l'effet recherché de baisse de la consommation.

En outre, et toujours dans le domaine de la protection de l'environnement, un gain très significatif en bruit est également obtenu. Des essais menés en région parisienne ont révélé que les voitures étaient à l'arrêt pendant 35 % du temps de roulage, un chiffre qui plaide en faveur du déploiement du Stop & Start.

L'introduction progressive depuis 2005 de véhicules équipés de Stop & Start dans l'offre commerciale du groupe, constitue une première sur le marché européen pour cette technologie émergente. Une accélération des ventes de véhicules équipés de cette technologie dite « Micro Hybride » est attendue dans les prochaines années.

↗ PROMOUVOIR LES BIOCARBURANTS ET LE GAZ NATUREL

Une meilleure maîtrise des émissions de CO_2 par les véhicules automobiles passe aussi par la recherche d'énergies alternatives au pétrole et de nouveaux modes de propulsion.

Pionnier en la matière, PSA PEUGEOT CITROËN s'est fortement impliqué dans la promotion des biocarburants susceptibles d'être utilisés dans les moteurs essence ou diesel : les biodiesels, constitués d'EMHV (Esters Méthyliques d'Huiles Végétales) sont incorporés en mélange au gazole ; en mélange avec l'essence, le biocarburant est l'éthanol ou son dérivé l'ETBE (Éthyl Tertio Butyl Éther).

Les biocarburants sont issus de céréales ou de betteraves en Europe (pour l'éthanol et son dérivé l'ETBE) et dérivés de la canne à sucre au Brésil pour l'éthanol ou encore des plantes oléagineuses comme le colza pour le Diester ou le soja pour le B30. Ils représentent une opportunité considérable pour limiter les émissions de gaz à effet de serre. En effet, les plantes dont sont issus les biocarburants piègent le CO_2 atmosphérique par photosynthèse pour leur croissance. L'adjonction de biocarburants dans les hydrocarbures fossiles apporte un gain net en matière d'émission de CO_2. Le groupe estime que 1 000 litres de diesel remplacés par des biocarburants permettent une réduction de 2,5 tonnes des émissions de CO_2. Les biocarburants limitent également les émissions de certains polluants, comme les particules, qui sont réduites de 20 à 30 % avec du Diester 30 (ester méthylique d'huile végétale mélangé à hauteur de 30 % avec du gazole).

Le groupe encourage l'utilisation des biocarburants, qui est possible dans des proportions importantes sans modifications techniques pour tous les véhicules Peugeot et Citroën. Le groupe utilise ainsi du Diester 30 (30 % d'EMHV pour 70 % de gazole) pour ses flottes internes.

PSA PEUGEOT CITROËN soutient également le développement des biocarburants en validant les différentes utilisations qui peuvent être envisagées dans le cadre de politiques énergétiques locales. Il apporte régulièrement son témoignage de constructeur automobile dans les débats techniques, économiques et politiques que suscitent les biocarburants.

Le groupe est ainsi membre associé de l'association « Partenaires Diester », anciennement Club des Villes Diester, qui a trois objectifs principaux :

- Constituer un réseau d'échanges d'informations autour de l'utilisation du Diester à des taux supérieurs au taux banalisé de 5 % (principalement au taux de 30 %).
- Promouvoir le Diester, ses qualités techniques et ses avantages écologiques auprès de tous les gestionnaires de flottes captives.
- Assurer un rôle d'interlocuteur privilégié auprès des pouvoirs publics français et européens.

Toujours dans le domaine des biocarburants, PSA PEUGEOT CITROËN a engagé une expérimentation avec le Ladétel, un laboratoire brésilien de développement des technologies propres, spécialisé dans les biocarburants. Le but : mesurer les performances du biodiesel B30 composé à 70 % de gazole et 30 % d'ester éthylique d'huile végétale, 100 % renouvelable. Le groupe a ainsi fourni deux véhicules, une Peugeot 206 1,9 l diesel et une Xsara Picasso 2,0 l HDi, pour réaliser des tests d'endurance sur plus de 100 000 km et des tests sur bancs moteurs. Les premiers résultats, présentés en septembre 2004, sont très encourageants et montrent une réelle réduction nette des émissions de CO_2.

Au Brésil, premier producteur d'Ethanol au monde, le groupe commercialise des véhicules dits « Flex Fuel », dont le moteur s'adapte automatiquement à des quantités variables d'Ethanol pouvant aller jusqu'à un taux de 100 %.

Le gaz naturel véhicules (GNV) fait aussi partie de la panoplie d'énergies alternatives au pétrole sur laquelle le groupe fait porter ses efforts. Le GNV se distingue des carburants traditionnels par son haut pouvoir calorifique, ses émissions réduites de polluants atmosphériques et de gaz à effet de serre (- 20 % par rapport à un moteur essence équivalent) ainsi que le faible bruit émis lors de sa combustion. Signataire du troisième protocole GNV visant à assurer le succès du gaz naturel véhicules en 2010 en France, le groupe affirme ainsi son engagement dans l'accélération de sa politique de développement des véhicules GNV. À cette occasion, il a dévoilé la Citroën C3 GNV en version 5 places destinée aux acheteurs particuliers. Le groupe axe également ses développements sur un moteur GNV polyvalent à vocation mondiale qui pourra répondre aux spécificités de marchés grand exports ou le gaz constitue déjà une alternative crédible au pétrole (Argentine et Iran par exemple).

↗ LE GROUPE S'ENGAGE SUR LA TECHNOLOGIE HYBRIDE DIESEL POUR DEMAIN EN EUROPE

Avec la présentation de ses deux démonstrateurs technologiques Hybride HDi sur base de Citroën C4 et Peugeot 307, PSA PEUGEOT CITROËN démontre d'une part sa maîtrise de la technologie hybride et d'autre part sa clairvoyance dans le choix d'une motorisation diesel HDi dans une chaîne de traction hybride pour obtenir une véritable rupture dans les consommations et émissions de CO_2. Hybride HDi est capable également de fonctionner en mode électrique pur (véhicule zéro émission). Les résultats obtenus en consommation par Hybride HDi, remarquables pour un véhicule familial, sont de 3,4 l au 100 km (cycle mixte) soit 90 g CO_2 / km. La réduction par rapport au véhicule identique doté du seul moteur diesel HDi s'approche de 30 %.

Une approche pragmatique de la chaîne de traction hybride Diesel

Le développement d'Hybride HDi s'inscrit dans la stratégie générale de plates-formes du groupe. Pour ces raisons, Hybride HDi fait largement appel à la réutilisation de composants et organes (carry over) tout en déployant des solutions techniques éprouvées en grande série et optimisées pour l'hybride. Mais la solution hybride reste intrinsèquement plus onéreuse que n'importe quelle autre solution thermique du fait de l'ajout de composants supplémentaires (batteries haute tension, moteur/générateur électrique, onduleur et système de freinage récupératif).

Au global, le surcoût de l'hybridation diesel doit être réduit significativement pour que l'écart de prix entre l'hybride diesel et le diesel, soit acceptable pour le client. L'objectif du groupe est de ramener cet écart à des zones de prix voisines de celles existants actuellement entre un moteur HDi et essence. Une mise sur le marché européen à plusieurs dizaines de milliers d'exemplaires des premiers véhicules hybrides est envisagée à l'horizon 2010. À plus longue échéance la pile à combustible (PAC), technologie prometteuse, est appelée à jouer un rôle crucial pour l'automobile dans la maîtrise des émissions de toute nature.

↗ LA PAC : UNE CLÉ À LONG TERME POUR L'ENVIRONNEMENT

Les avantages de la pile à combustible sont nombreux. Outre la réduction des émissions de CO_2, nécessaire à la maîtrise de l'effet de serre, la PAC élimine les émissions polluantes locales (HC, NOx...). Le groupe travaille sur différentes piles et prototypes en s'appuyant sur une équipe interne de spécialistes dédiés et le support de « réseaux experts » dans le cadre de partenariats de recherche tels ceux signés avec le CNRS (Centre National de la Recherche Scientifique), le CEA (Commissariat à l'Énergie Atomique). Dernièrement, le groupe et le CEA ont dévoilé le fruit de leur recherche sur la pile à combustible : GENEPAC. Cette pile d'architecture modulaire et d'une puissance de 80 kW se situe au meilleur niveau mondial. Elle est parfaitement adaptée à l'usage automobile.

Tous ces travaux et partenariats visent à trouver les conditions techniques et économiques acceptables pour un développement de la PAC dans l'automobile. Compte tenu des défis à relever pour l'introduction de cette technologie (coût de la pile, son intégration dans le véhicule, stockage de l'hydrogène et sa distribution) qui ne dépendent pas tous du constructeur, le groupe prévoit une introduction progressive de la PAC dans l'automobile à l'horizon 2020.

↗ AMÉLIORER LA QUALITÉ DE L'AIR

En trente ans, les émissions des véhicules neufs ont été divisées par vingt. Chaînon de la dépollution, le filtre à particules vient renforcer les performances écologiques de la motorisation diesel. Inventée par PSA PEUGEOT CITROËN, la technologie du filtre à particules démontre clairement la volonté du groupe de contribuer à l'amélioration de la qualité de l'air en milieu urbain. Le filtre à particules est un système de post-traitement qui élimine les émissions particulaires. Il est désormais proposé sur les Peugeot 206, 207, 307, 407, 607, 807 et les Citroën C3, C4, Xsara Picasso, C5, C8, C6. Son déploiement est prévu, à moyen terme, sur l'intégralité des modèles du groupe.

Depuis son lancement en mai 2000, le filtre à particules a connu un essor important : il équipe aujourd'hui près d'un million cinq cent mille véhicules à moteur diesel HDi des marques Peugeot et Citroën.

Le groupe commercialise déjà sa troisième génération de filtre à particules : le filtre sans entretien. Ce filtre, bénéficiant d'une architecture totalement nouvelle, dite Octosquare, a été commercialisé pour la première fois en 2004 et a été déployé sur la quasi totalité de la gamme fin 2005.

↗ L'ÉCO-CONCEPTION POUR UN MEILLEUR RECYCLAGE

PSA PEUGEOT CITROËN prend en compte dès la conception de ses véhicules leur recyclage. C'est l'éco-conception. Il s'agit principalement d'améliorer les conditions de traitement des véhicules hors d'usage (VHU) et les solutions de recyclage. D'une part en limitant les transferts de pollution et d'autre part en favorisant les filières de valorisation et de recyclage. Ainsi les transferts de pollution sont limités par la suppression de quatre métaux lourds, et la simplification des opérations de dépollution lors du traitement en fin de vie des véhicules.

Pour faciliter l'opération de dépollution, première étape fondamentale lors du traitement des VHU, le groupe prend en compte, dès la conception, la simplicité du véhicule à être dépollué. L'amélioration des vidanges réservoir par une identification des points morts bas de ces derniers illustre un des aspects des travaux conduits.

De même la traçabilité des pièces plastiques et élastomères, l'utilisation de matériaux connus pour leur aptitude au recyclage, la réduction de la diversité des matériaux utilisés afin de faciliter le tri post broyage ainsi que l'intégration de matières recyclées sur les véhicules neufs constituent d'autres moyens utilisés par le groupe pour garantir un recyclage élevé. Cette démarche lui permet ainsi d'anticiper la directive européenne sur le respect du taux de recyclage obligatoire qui sera exigée lors de leur homologation.

Les critères de sélection des matériaux entrant dans la composition des véhicules sont de plus en plus stricts. Les plus récents comprennent :

- La réduction de la diversité des matières plastiques dans les véhicules afin d'optimiser le fonctionnement et la rentabilité des filières de récupération spécifiques.
- L'utilisation d'une seule famille de plastique par grande fonction afin de pouvoir recycler l'intégralité d'un sous-ensemble, sans démontage préalable des différentes pièces. Il s'agit principalement d'améliorer les conditions de traitement des véhicules hors d'usage (VHU) et les solutions de recyclage. D'une part en limitant les transferts de pollution et d'autre part en favorisant les filières de valorisation et de recyclage. Ainsi les transferts de pollution sont limités par la suppression de quatre métaux lourds, et la simplification des opérations de dépollution lors du traitement en fin de vie des véhicules.
- Le marquage normalisé de toutes les pièces plastiques afin de pouvoir en assurer l'identification, le tri et la traçabilité.

- L'utilisation de matières recyclées. Pour le groupe PSA PEUGEOT CITROËN, il n'existe aucun obstacle à l'utilisation de matières recyclées pour autant que les conditions technico-économiques soient réunies.
- L'élimination des quatre métaux lourds (Pb, Cd, Cr et Hg) pour l'ensemble des véhicules mis sur le marché après le 1er juillet 2003. Ce travail important est réalisé avec les fournisseurs.

Depuis 2002, PSA PEUGEOT CITROËN a mobilisé plus de 800 de ses fournisseurs, afin qu'ils s'engagent à produire une attestation de conformité pour l'ensemble de leurs approvisionnements, ou un certificat de conformité pour chaque pièce fournie dans le cadre des projets de futurs véhicules. Les pièces ainsi fournies sont conformes à la réglementation.

Au travers du consortium IDIS (International Dismantling Information System), il tient également à disposition des opérateurs de recyclages des notices de démontage des véhicules des marques du groupe.

Les nouveaux modèles commercialisés par le groupe sont réutilisables et valorisables au moins à 95 % de leur poids moyen, selon la norme ISO en vigueur et nos propres calculs.

LES USINES DE LA DIVISION AUTOMOBILE ET L'ENVIRONNEMENT

↗ UNE ORGANISATION ET DES PRINCIPES FORTS

Sur le plan industriel le groupe est engagé, depuis de nombreuses années, dans une politique d'environnement volontariste, afin que l'activité de chaque site industriel garantisse pour le voisinage la protection des milieux naturels et la qualité de vie. Pour atteindre cet objectif, la stratégie industrielle du groupe intègre la protection de l'environnement dans une perspective d'amélioration continue, fondée sur une organisation rigoureuse, l'allocation de moyens financiers significatifs et un outil de reporting efficace dénommé « Observatoire de l'environnement industriel » (OEI). C'est ainsi que le groupe intervient efficacement sur les aspects environnementaux les plus significatifs de ses activités. Cette politique est mondiale.

Au niveau central, la Direction de la Prévention et de la Gestion des Risques comporte un département consacré à l'environnement, qui anime et coordonne l'action générale et dispose d'un budget d'investissement spécifique. Sur chaque site, un responsable de l'environnement s'appuie sur une structure ad hoc et sur des correspondants désignés dans chaque atelier de l'établissement. La direction technique dispose également de spécialistes en environnement qui viennent en assistance des usines, notamment lors des projets industriels. En 2005, ce sont ainsi environ 500 personnes qui se sont impliquées dans la gestion de l'environnement industriel du groupe.

↗ UNE POLITIQUE DE CERTIFICATION ACTIVE

Un système de management environnemental est en place sur tous les sites de production du groupe. Il est fondé sur la norme ISO 14001. Cette norme est un standard de management et d'organisation reconnu internationalement. Elle vise à exprimer une politique environnementale, décrire les procédures suivies pour sa mise en œuvre, garantir la conformité réglementaire et tendre vers l'amélioration continue, principe de base de la bonne gestion de l'environnement.

Dans le cadre de la démarche ISO 14001, chaque membre du personnel reçoit une formation ou une sensibilisation à l'environnement adaptée à sa fonction et à son activité.

2005 a été l'année de déploiement de la norme ISO 14001 version 2004 dans les 24 sites industriels certifiés. À cette occasion, le groupe a aussi développé une nouvelle procédure d'identification des Aspects Environnementaux Significatifs (AES), qui étend le périmètre à de nouveaux aspects et approfondit l'analyse de l'impact local de nos sites dans leur environnement.

Dans le cadre de cette certification, les sites développent une communication transparente avec leur environnement. Cela concerne d'abord les pouvoirs publics, tenus informés des résultats recueillis dans le cadre de l'autosurveillance des sites. Cela concerne aussi le dialogue avec les riverains des sites : toutes les demandes d'information sont systématiquement prises en compte et débouchent, si nécessaire, sur des actions correctrices.

↗ RÉDUIRE LES ÉMISSIONS DE GAZ DANS L'ATMOSPHÈRE

Maîtrise des émissions de composés organiques volatils

Les émissions de composés organiques volatils (COV) par les usines de production automobile s'établissent, en France, à un niveau inférieur à 1 % du total des émissions de ces composés, toutes sources anthropiques confondues.

La politique du groupe en la matière est volontariste et se décline selon trois axes :

1. Optimiser les ateliers :
- En réduisant, la consommation de peintures, et donc de solvants, par la mise en œuvre de matériel à meilleur rendement d'application.
- En choisissant des peintures à teneurs en solvants réduites.
- En recyclant les solvants usés.
2. Mettre en œuvre des technologies propres (peintures hydrodiluables, apprêts poudre) dans les nouveaux ateliers.
3. Installer des équipements de traitement de l'air par incinération des COV.

Ainsi en France, les émissions de COV des ateliers de peinture du groupe s'élevaient selon les sites entre 10 et 13 kg par véhicule en 1988. En 2005, la moyenne est tombée à 4,28 kg par véhicule. Pour l'ensemble des usines du groupe dans le monde, l'émission est de 4,93 kg de COV émis par véhicule.

En poursuivant la mise en œuvre systématique des meilleures solutions technico-économiques, le groupe continue à améliorer ses performances et confirme son objectif à terme de 4 kg par véhicule environ.

En tout état de cause, les limites fixées pour 2007 par la directive européenne sur la réduction des émissions de COV seront bien entendu respectées.

Baisse des autres polluants réglementés

La substitution progressive des combustibles fortement soufrés par des combustibles à moindre teneur en soufre a permis de réduire de plus de 80 % les émissions de dioxyde de soufre (SO_2) des installations de combustion du groupe à l'échelle mondiale depuis 1995.

Les données fournies par l'Observatoire de l'Environnement Industriel mis en place par le groupe pour enregistrer les résultats environnementaux de ses sites attestent d'une réduction des émissions d'oxydes d'azote (NOx) de plus de 20 % à l'échelle mondiale depuis 1995.

↗ MAITRISER LA CONSOMMATION D'ÉNERGIE

L'utilisation d'énergie est au cœur même des process industriels de la construction d'automobiles (fonderie, refroidissement d'outils, cuisson des peintures, traitement thermique...). Le groupe s'attache à développer un plan de maîtrise de l'énergie sur l'ensemble de ses sites de production. Parmi les initiatives les plus remarquables ces dernières années figure la cogénération mise en place sur trois sites du groupe.

Participation au système d'échange de quotas de CO_2

Les modalités de transposition de la directive européenne relative au système de quotas d'émissions de gaz à effet de serre, retenues pour la période 2005 à 2007, conduisent à la prise en compte, à partir de 2005, de sept établissements en France et un en Angleterre au titre du CO_2 de leurs installations de combustion de puissance supérieure à 20 MW. Deux sites en Espagne sont intégrés dans ce système à partir de 2006.

Le calcul des affectations de quotas pour la première période du système est fondé, en France, sur les données historiques (1996-2002).

Depuis 1996, malgré une croissance forte de l'activité mesurée en véhicules produits sur les sites, l'émission totale de CO_2 a été contenue et a même baissé en ce qui concerne les installations de puissance supérieure à 20 MW.

Cette maîtrise des émissions de CO_2 est le résultat des actions de réduction des consommations d'énergie fossiles réalisées depuis 1990.

↗ RÉDUIRE LA CONSOMMATION ET LES REJETS DANS L'EAU

Économiser l'eau est un objectif majeur pour chaque site industriel. La généralisation du comptage, l'affichage des modes opératoires les plus économes et la mise en œuvre de systèmes de recyclage sont la règle commune.

Cette politique a permis, entre 1995 et 2005, de presque diviser par deux la consommation d'eau par véhicule produit.

Chaque site est raccordé au réseau public de traitement des eaux usées ou équipé en interne d'une installation complète d'épuration, et suit également la qualité de ses rejets à partir d'indicateurs, définis au cas par cas, permettant d'estimer, notamment, les flux de matières en suspension (MES) et la demande chimique en oxygène (DCO) émise dans le milieu naturel.

Entre 1995 et 2005, les résultats des usines dans le monde entier, exprimés en flux journaliers bruts de MES et DCO, ont été réduits respectivement de 39 % et de 30 %. Les risques de pollution par eutrophisation et par acidification sont négli-geables compte tenu des caractéristiques des effluents des sites automobiles du groupe.

↗ RÉDUIRE ET VALORISER AU MIEUX LES DÉCHETS DES SITES DE PRODUCTION AUTOMOBILE

La politique mise en œuvre par le groupe depuis plus de dix ans vise deux objectifs. D'une part réduire le poids de déchets produits par véhicule fabriqué, et d'autre part promouvoir le recyclage et la valorisation.

Sur la période 1995-2005, les résultats obtenus, hors déchets métalliques, sont les suivants :

Le poids de déchets par voiture produite a chuté de 28 %.

Le taux de déchets mis en décharge est passé de 31 % à 12 %. En corollaire, le taux de valorisation atteint 83 % en 2005. Le solde de 5 % correspond aux filières d'incinération sans récupération d'énergie et de traitement physico chimique sur certains déchets liquides ou boueux.

Les déchets métalliques (tôles, copeaux...) sont récupérés en quasi-totalité et trouvent des débouchés naturels en sidérurgie ou dans les fonderies. La gestion de ces sous-produits qui représentent quelque 672 000 tonnes en 2005, revêt donc un intérêt à la fois environnemental, mais aussi économique.

En tenant compte de ces déchets métalliques, le taux de valorisation global des déchets industriels du groupe est de l'ordre de 94 %.

En 2005, les fonderies de ferreux du groupe ont absorbé directement une part importante de ces sous-produits (104 000 tonnes). Indirectement, elles ont également recyclé environ 76 000 tonnes de sous-produits ferreux achetés à l'extérieur du groupe.

↗ CONNAÎTRE LES SOLS POUR MIEUX LES PROTÉGER

Le groupe s'attache à connaître les pollutions anciennes qui peuvent être présentes dans les sols de ses sites.

À l'instigation des pouvoirs publics ou de sa propre initiative, le groupe a procédé à une étude de pollution des sols sur de nombreux sites, conformément à la procédure conçue par le Bureau de Recherche Géologique et Minière.

Après des investigations poussées, les experts ont conclu que certains sites étudiés appartenaient à la catégorie pour laquelle une autosurveillance est nécessaire. Au cas par cas des sites, ces analyses sont complétées de quelques actions ponctuelles de dépollution ou mesures de prévention.

Le groupe poursuit une politique rigoureuse de prévention de la pollution des sols, notamment en dotant les stockages de produits liquides de dispositifs de rétention.

LES AUTRES DIVISIONS ET L'ENVIRONNEMENT

↗ FAURECIA

Les établissements de Faurecia mettent en place progressivement des systèmes de management environnementaux basés sur la norme ISO 14001. 82 établissements se sont dotés au cours de l'année 2005 de tels systèmes, certifiés par un organisme tiers à la norme ISO 14001, alors qu'ils n'étaient que 50 en 2003 et 17 en 2000. Ce déploiement permet de progresser dans la maîtrise globale des impacts et des risques environnementaux, notamment par une implication renforcée du personnel auprès de qui plus de 18 000 heures de formation ont été dispensées en 2005.

Par ailleurs, Faurecia progresse dans son mode de reporting. L'impact environnemental des activités est évalué depuis fin 2003 grâce à une enquête semestrielle, réalisée dans l'ensemble des établissements à travers le monde. D'exercice en exercice, les résultats se fiabilisent.

↗ GEFCO

En 2005, Gefco a poursuivi ses efforts pour diminuer les émissions de gaz à effet de serre et a porté à 25 % la part des transports alternatifs à la route dans l'ensemble de ses transports.

Le mode maritime représente 14 % de l'ensemble des achats de transport de Gefco contre une moyenne européenne de 8 %.

C'est ainsi que Gefco est devenu le premier client de la nouvelle autoroute de la mer Toulon-Rome, ouverte au printemps 2005. Il ne s'agissait pas d'une première pour Gefco, qui assure la distribution de véhicules en Europe par voie maritime depuis de nombreuses années – notamment via l'autoroute de la mer Vigo-Saint-Nazaire, créée en 1975 et prolongée en 2004 jusqu'à Sheerness (Grande-Bretagne).

Sur le plan ferroviaire, Gefco a démarré l'utilisation de corridors ferroviaires entre la France et les pays d'Europe centrale (Mulhouse-Salzbourg dans le sens ouest-est et Kolin-Mulhouse dans le sens est-ouest) et préparé la mise en place de schémas similaires entre la France et l'Espagne.

De plus, Gefco a commandé 100 wagons porte voitures supplémentaires, ce qui portera à 4 345 wagons le parc Gefco, confortant sa place de deuxième parc européen privé.

INDICATEURS ENVIRONNEMENTAUX
CONSOMMATIONS ET ÉMISSIONS VOITURES

Cette liste ne vise pas l'exhaustivité. Deux critères de sélection ont été retenus : les meilleures ventes ; les performances environnementales.

Pour chaque modèle, la version essence et la version diesel la plus performante en termes d'émissions de CO_2 et de consommation de carburant sont représentées dans ce tableau.

En caractère gras, apparaissent les modèles les plus vendus, en version essence et en version diesel.

Dans un certain nombre de cas, les modèles les plus vendus sont aussi les plus sobres.

↗ PEUGEOT

	Énergie	Cylindrée	Puissance	Consommations			CO_2	Bruit
				Urbaine	Route	Mixte		
	E/D	(cm3)	(kW)	(l/100 km)	(l/100 km)	(l/100 km)	(g/km)	dB(a)
Peugeot 107								
1,0l	**E**	**998**	**50**	**5,5**	**4,1**	**4,6**	**109 g/km**	**72,0**
1,4 HDi	**D**	**1 398**	**40**	**5,3**	**3,4**	**4,1**	**109 g/km**	**71,2**
Peugeot 1007								
1,4l	**E**	**1 360**	**55**	**7,9**	**5,2**	**6,2**	**147 g/km**	**71,5**
1,4 HDi	**D**	**1 398**	**50**	**5,3**	**3,8**	**4,4**	**115 g/km**	**73,7**
Peugeot 206								
1,4l	**E**	**1 360**	**55**	**8,8**	**5,0**	**6,4**	**152 g/km**	**73,6**
1,4 HDi	**D**	**1 398**	**50**	**5,7**	**3,7**	**4,4**	**116 g/km**	**70,9**
Peugeot 307								
1,4l	E	1 360	65	8,7	5,3	6,5	155 g/km	71,7
1,6l 16V	**E**	**1 587**	**80**	**10,0**	**5,8**	**7,4**	**174 g/km**	**72,4**
1,6 HDi	**D**	**1 560**	**80**	**6,0**	**4,2**	**4,8**	**126 g/km**	**72,4**
Peugeot 407								
1,8l	E	1 749	92	10,5	6,0	7,7	183 g/km	72,7
2,0l	**E**	**1 997**	**103**	**11,0**	**6,4**	**8,1**	**192 g/km**	**73,5**
1,6 HDi	D	1 560	80	7,0	4,6	5,5	145 g/km	73,9
2,0 HDi	**D**	**1 997**	**100**	**10,1**	**5,6**	**7,2**	**192 g/km**	**73,3**
Peugeot 407 Coupé								
3,0l V6	**E**	**2 946**	**155**	**15,0**	**7,3**	**10,2**	**242 g/km**	**73,6**
2,7l HDi V6	**D**	**2 720**	**150**	**11,9**	**6,5**	**8,5**	**226 g/km**	**71,6**
Peugeot 607								
2,2l	**E**	**2 230**	**120**	**13,0**	**7,0**	**9,2**	**219 g/km**	**73,9**
2,2 HDi FAP	D	2 179	125	8,5	5,2	6,4	170 g/km	75,0
2,7 HDi V6	D	2 720	150	11,6	6,6	8,4	223 g/km	72,0
Peugeot 807								
2,0l	**E**	**1 997**	**100**	**12,3**	**7,3**	**9,1**	**218 g/km**	**72,9**
2,0 HDi	D	1 997	80	9,2	5,9	7,0	186 g/km	72,9
2,2 HDi FAP	**D**	**2 179**	**94**	**10,1**	**5,9**	**7,4**	**199 g/km**	**73,1**
Partner Combispace								
1,6l	**E**	**1 587**	**80**	**9,5**	**6,2**	**7,4**	**175 g/km**	**71,2**
2,0 HDi	**D**	**1 997**	**66**	**7,3**	**5,0**	**5,8**	**154 g/km**	**72,9**

En gras : véhicule le plus vendu de sa catégorie (version essence, version diesel).
En maigre : véhicule émettant le moins de CO_2 dans sa catégorie (version essence, version diesel).

↗ CITROËN

	Énergie	Cylindrée	Puissance	Consommations			CO_2	Bruit
				Urbaine	Route	Mixte		
	E/D	(cm3)	(kW)	(l/100 km)	(l/100 km)	(l/100 km)	(g/km)	dB(a)
Citroën C1								
1,0i	**E**	**998**	**50**	**5,5**	**4,1**	**4,6**	**109 g/km**	**72,0**
HDi 55	**D**	**1 398**	**40**	**5,3**	**3,4**	**4,1**	**109 g/km**	**71,2**
Citroën C2								
1,1i	**E**	**1 124**	**44,1**	**7,5**	**4,8**	**5,8**	**138 g/km**	**72,9**
HDi 70	**D**	**1 398**	**50**	**4,9**	**3,8**	**4,2**	**111 g/km**	**71,9**
Citroën C3								
Stop&Start	E	1 360	65	6,9	4,9	5,7	135 g/km	70,8
1,4i	**E**	**1 360**	**54**	**8,2**	**4,9**	**6,1**	**145 g/km**	**71,8**
HDi 70	**D**	**1 398**	**50**	**5,3**	**3,8**	**4,4**	**115 g/km**	**71,9**
Citroën C3 Pluriel								
1,4i	**E**	**1 360**	**54**	**9,1**	**5,4**	**6,8**	**163 g/km**	**73,8**
1,6 16V	E	1 587	80	8,6	5,6	6,7	160 g/km	71,8
HDi 70	**D**	**1 398**	**50**	**5,7**	**4,2**	**4,7**	**125 g/km**	**72,6**
Citroën Berlingo								
1,4i	**E**	**1 360**	**55**	**9,6**	**6,2**	**7,4**	**175 g/km**	**71,1**
2,0 HDi 90	**D**	**1 997**	**66**	**7,3**	**5,0**	**5,8**	**154 g/km**	**72,9**
1,6 HDi 90	D	1 560	66	6,7	4,7	5,4	143 g/km	73,7
Citroën C4								
1,4i 16V	E	1 360	65	8,7	5,2	6,4	153 g/km	71,6
1,6i 16V	**E**	**1 587**	**80**	**9,5**	**5,7**	**7,1**	**169 g/km**	**73,1**
1,6 HDi 110	**D**	**1 560**	**80**	**6,0**	**4,0**	**4,7**	**125 g/km**	**73,4**
Citroën Xsara Break								
1,6i 16V	E	1 587	80	9,3	5,5	6,9	160 g/km	72,1
2,0 HDi 90	**D**	**1 997**	**66**	**7,5**	**4,3**	**5,5**	**144 g/km**	**72,0**
Citroën Xsara Picasso								
1,6i	**E**	**1 587**	**70**	**10,0**	**6,1**	**7,5**	**178 g/km**	**74,0**
1,6i 16V	E	1 587	80	9,5	6,0	7,3	172 g/km	71,9
HDi 90	**D**	**1 997**	**66**	**7,0**	**4,6**	**5,5**	**147 g/km**	**72,0**
Citroën C5								
1,8i 16V	E	1 749	92	10,4	5,9	7,6	180 g/km	73,1
2,0i 16V	**E**	**1 997**	**103**	**11,1**	**6,3**	**8,0**	**190 g/km**	**71,2**
1,6 HDi 110	**D**	**1 560**	**80**	**6,8**	**4,5**	**5,4**	**142 g/km**	**73,7**
Citroën C6								
3,0 V6	**E**	**2 946**	**155**	**16,3**	**8,2**	**11,2**	**266 g/km**	**72,2**
2,7 HDi	**D**	**2 720**	**150**	**12,0**	**6,8**	**8,7**	**230 g/km**	**70,2**
Citroën C8								
2,0i 16V	**E**	**1 997**	**100**	**12,3**	**7,3**	**9,1**	**218 g/km**	**72,9**
2,0i 16V	E	1 997	103	12,0	7,3	9,0	213 g/km	73,5
2,0 HDi 110	**D**	**1 997**	**80**	**9,2**	**5,9**	**7,0**	**186 g/km**	**72,9**

En gras : véhicule le plus vendu de sa catégorie (version essence, version diesel).
En maigre : véhicule émettant le moins de CO_2 dans sa catégorie (version essence, version diesel).

INDICATEURS ENVIRONNEMENTAUX
CONSOMMATIONS ET ÉMISSIONS SITES

Les indicateurs environnementaux exposés ci-dessous correspondent à l'application du décret n° 2002-221 du 20 février 2002. Les données reportées concernent les usines, les principaux sites d'études ainsi que les sites logistiques des sociétés consolidées par intégration globale du groupe PSA PEUGEOT CITROËN, hors Faurecia, division équipement automobile du groupe. Faurecia, société cotée dont Peugeot S.A. détient 72 % du capital et qui dispose, compte tenu de son activité, d'une complète autonomie de gestion, établit et publie dans son propre rapport annuel les indicateurs relevant de son activité.

Pour les besoins de sa production et de ses salariés, PSA PEUGEOT CITROËN consomme des matières premières, qui sont principalement :

- l'eau, pour remplir les fonctions telles que l'usinage, le lavage, le refroidissement, les sanitaires, etc. Tenant compte de la disponibilité locale de cette ressource, l'alimentation des sites se fait à partir du réseau de distribution public, ou de captages privés dans les nappes souterraines et les cours d'eau à proximité, le cas échéant ;
- les énergies (combustibles fossiles et énergie électrique) dont l'utilisation est le cœur même de certains process (par exemple, le traitement thermique, la fonderie, la cuisson des peintures, etc.) ou encore, indispensable au chauffage, à l'éclairage, à la climatisation des locaux...

L'utilisation de ces matières premières et des produits entrant dans les process de fabrication tels que la ferraille en fonderie, les tôles d'acier et d'aluminium en emboutissage ou tels que les produits de traitement de surface, les peintures, les fluides de coupe, les colles, les mastics, etc. génère des sous-produits que les sites du groupe s'attachent à limiter et à maîtriser au mieux.

De même, pour leurs émissions dans l'air, l'eau, les sols.

Nota préalable : quelques ajustements des résultats 2004 ont été réalisés pour tenir compte de précisions obtenues après la publication du document de référence.

Ces modifications, dès lors qu'elles entraînent un écart supérieur à 1 % de l'indicateur concerné, sont commentées.

Nota sur le périmètre :

- La société SCMPL a été vendue fin 2004. En conséquence, cette société n'a pas été prise en compte en 2005.
- PCA a racheté le site de Hérimoncourt à Faurecia. Ce site est donc agrégé avec les données PCA à compter de 2005.
- PCA a également étendu son périmètre de consolidation à deux centres techniques (Belchamp et Carrières) à compter de 2005.

PCA : Peugeot Citroën Automobiles.

SCMPL : Société de Constructions Mécaniques Panhard et Levassor.

PCI : Process Conception Ingénierie.

PMTC : Peugeot Motocycles.

↗ PRÉLÈVEMENT D'EAU

(Unité : m3)		Eau de ville	Eau de surface	Eau souterraine	Total
PCA	**2005**	**3 488 832**	**7 128 167**	**9 407 372**	**20 024 371**
	2004	3 811 089	7 172 250	10 336 343	21 319 682
	2003	4 010 182	8 660 020	11 090 804	23 761 006
SCMPL	**2005**	**-**	**-**	**-**	**-**
	2004	10 540	-	-	10 540
	2003	10 500	-	-	10 500
PCI	**2005**	**25 304**	**-**	**-**	**25 304**
	2004	21 767	-	-	21 767
	2003	25 819	-	-	25 819
PMTC	**2005**	**15 699**	**54 081**	**-**	**69 780**
	2004	13 809	32 047	-	45 856
	2003	20 798	85 317	-	106 115
Gefco	**2005**	**217 702**	**29 569**	**6 540**	**253 811**
	2004	264 134	34 250	5 490	303 874
	2003	262 020	30 748	12 665	305 433
Total	**2005**	**3 747 537**	**7 211 817**	**9 413 912**	**20 373 266**
	2004	4 121 339	7 238 547	10 341 833	21 701 719
	2003	4 329 319	8 776 085	11 103 469	24 208 873

Le prélèvement d'eau Gefco 2004 a été revu à la hausse (+ 3 %) après rectification des données sur plusieurs filiales.

↗ REJETS BRUTS DANS L'EAU, SORTIE USINE

(Unité : kg/j)		DCO	DBO_5	MES
PCA	**2005**	**6 444**	**2 228**	**1 584**
	2004	7 931	2 395	1 865
	2003	7 969	2 900	2 057
SCMPL	**2005**	**-**	**-**	**-**
	2004	1	-	0
	2003	1	-	0
PCI	**2005**	**nc**	**nc**	**nc**
	2004	nc	nc	nc
	2003	nc	nc	nc
PMTC	**2005**	**3**	**1**	**0**
	2004	2	1	0
	2003	6	0	0
Gefco	**2005**	**nc**	**nc**	**nc**
	2004	nc	nc	nc
	2003	nc	nc	nc
Total	**2005**	**6 447**	**2 229**	**1 584**
	2004	7 934	2 396	1 866
	2003	7 975	2 900	2 058

DCO = Demande chimique en oxygène ; DBO_5 = Demande biochimique en oxygène en 5 jours ; MES = matières en suspension ; nc = non concerné.

Une part importante de ces rejets (environ 90 %) fait l'objet d'un traitement complémentaire en station d'épuration collective,

↗ CONSOMMATIONS ÉNERGÉTIQUES

Consommations directes d'énergie

(Unité : MWh pci)		Fioul HTS	Fioul BTS	Fioul TBTS	FOD	Gaz naturel	Charbon	Coke
PCA	**2005**	**-**	**-**	**176 911**	**19 017**	**2 648 985**	**26 354**	**119 475**
	2004	-	-	223 789	20 239	2 714 721	37 678	129 679
	2003	-	233 422	68 800	24 981	2 607 990	37 621	162 167
SCMPL	**2005**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	2004	-	-	-	-	11 014	-	-
	2003	-	-	-	-	6 454	-	-
PCI	**2005**	**-**	**-**	**-**	**-**	**14 246**	**-**	**-**
	2004	-	-	-	-	14 192	-	-
	2003	-	-	-	-	12 245	-	-
PMTC	**2005**	**-**	**-**	**-**	**49**	**21 511**	**-**	**-**
	2004	-	-	-	14	15 696	-	-
	2003	-	-	-	30	17 858	-	-
Gefco	**2005**	**-**	**-**	**-**	**25 987**	**40 702**	**-**	**-**
	2004	-	-	-	43 377	45 581	-	-
	2003	33	-	-	11 012	71 169	-	-
Total	**2005**	**0**	**0**	**176 911**	**45 053**	**2 725 444**	**26 354**	**119 475**
	2004	0	0	223 789	63 630	2 801 204	37 678	129 679
	2003	33	233 422	68 800	36 023	2 715 716	37 621	162 167

Fioul HTS = Fioul haute teneur en soufre ; Fioul BTS = Fioul basse teneur en soufre ; Fioul TBTS = Fioul très basse teneur en soufre ; FOD = Fioul domestique.

Les indicateurs énergétiques sont exprimés ici dans une unité cohérente (MWh pci) par application de coefficients de conversion reconnus officiellement.

Pour les données Gefco 2004, la consommation de fioul domestique a été revue fortement à la hausse et la consommation de gaz naturel a été revue à la baisse après rectification des données sur plusieurs filiales.

Consommations indirectes d'énergie

(Unité : MWh)		Électricité	Vapeur
PCA	**2005**	**2 843 459**	**319 266**
	2004	2 962 212	401 738
	2003	2 909 900	302 928
SCMPL	**2005**	**-**	**-**
	2004	4 835	-
	2003	4 769	-
PCI	**2005**	**12 592**	**-**
	2004	12 046	-
	2003	10 795	-
PMTC	**2005**	**16 236**	**6 593**
	2004	15 169	10 157
	2003	17 493	12 687
Gefco	**2005**	**54 030**	**-**
	2004	51 600	-
	2003	47 753	-
Total	**2005**	**2 926 317**	**325 859**
	2004	3 045 862	411 895
	2003	2 990 710	315 615

La consommation d'électricité Gefco 2004 a été revue à la hausse (+ 3 %) après rectification des données sur plusieurs filiales.

↗ ÉMISSIONS ATMOSPHÉRIQUES ISSUES DE L'UTILISATION DE COMBUSTIBLES

Les émissions sont calculées à partir des consommations d'énergies en application de l'arrêté du 28 juillet 2005 pour le CO_2 et de la circulaire du 15 avril 2002 pour les autres gaz.

Émissions de gaz à effet de serre (GES)

(Unité : t)		CO_2	N_2O	CH_4	Total éq. CO_2
PCA	**2005**	**647 505**	**25,4**	**41,6**	**656 237**
	2004	675 004	26,3	43,6	684 083
	2003	686 896	25,9	43,0	695 834
SCMPL	**2005**	**-**	**-**	**-**	**-**
	2004	2 242	0,1	0,2	2 277
	2003	1 314	0,1	0,1	1 334
PCI	**2005**	**2 928**	**0,1**	**0,2**	**2 973**
	2004	2 889	0,1	0,2	2 934
	2003	2 493	0,1	0,2	2 531
PMTC	**2005**	**4 435**	**0,2**	**0,3**	**4 500**
	2004	3 199	0,1	0,2	3 247
	2003	3 643	0,2	0,3	3 698
Gefco	**2005**	**15 248**	**0,5**	**0,7**	**15 421**
	2004	20 899	0,6	0,9	21 117
	2003	17 448	0,7	1,1	17 687
Total	**2005**	**670 116**	**26,2**	**42,9**	**679 132**
	2004	704 234	27,3	45,1	713 657
	2003	711 794	27,0	44,6	721 085

CO_2 = Dioxyde de carbone ; N_2O = Protoxyde d'azote ; CH_4 = Méthane.

Les émissions de gaz à effet de serre Gefco 2004 ont été recalculées sur la base des consommations de combustibles actualisées (cf. consommations directes d'énergie).

Autres émissions

(Unité : t)		SO_2	NO_2
PCA	**2005**	**423,5**	**706,3**
	2004	545,6	757,8
	2003	1 041,1	784,4
SCMPL	**2005**	**-**	**-**
	2004	0,0	2,4
	2003	0,0	1,4
PCI	**2005**	**0,0**	**3,1**
	2004	0,0	3,1
	2003	0,0	2,6
PMTC	**2005**	**0,1**	**4,7**
	2004	0,0	3,4
	2003	0,1	3,4
Gefco	**2005**	**9,0**	**18,2**
	2004	15,0	25,5
	2003	6,1	19,4
Total	**2005**	**432,6**	**732,2**
	2004	560,6	792,1
	2003	1 047,2	811,2

SO_2 = Dioxyde de soufre ; NO_2 = Dioxyde d'azote.

Les émissions de dioxydes de soufre et d'azote Gefco 2004 ont été recalculées sur la base des consommations de combustibles

↗ ÉMISSIONS DE COV DES INSTALLATIONS DE PEINTURE DE CARROSSERIE

		COV (t)	Ratio (kg/véh.)
PCA	**2005**	**12 998**	**4,93**
	2004	14 782	5,34
	2003	15 521	5,62
SCMPL	**2005**	**-**	**-**
	2004	1	-
	2003	1	-
PMTC	**2005**	**97**	**-**
	2004	73	-
	2003	171	-
Total	**2005**	**13 095**	**-**
	2004	14 856	-
	2003	15 694	-

COV = Composés organiques volatiles.

↗ QUANTITÉS DE DÉCHETS TRAITÉS PAR NATURE ET PAR FILIÈRES D'ÉLIMINATION

Périmètre PCA (hors déchets métalliques recyclés à près de 100 %)

(Unité : t)		Mise en décharge	Valorisation	Recyclage interne	Autres traitements	Total
Spécifiques fonderie	**2005**	**14 342**	**83 468**	**111 455**	**381**	**209 647**
	2004	15 722	93 884	111 219	387	221 212
	2003	29 080	97 649	96 205	413	223 346
DIB	**2005**	**21 543**	**92 036**	**6 282**	**1 297**	**121 159**
	2004	26 103	96 639	5 660	972	129 374
	2003	28 220	95 551	5 415	866	130 052
Boues + liquides + DIS	**2005**	**10 961**	**39 464**	**131**	**19 900**	**70 455**
	2004	10 343	36 356	153	29 267	76 119
	2003	11 430	33 024	145	31 188	75 787
Total	**2005**	**46 846**	**214 968**	**117 868**	**21 579**	**401 261**
	2004	52 168	226 879	117 032	30 626	426 705
	2003	68 730	226 224	101 765	32 467	429 186

DIB = Déchets industriels banals ; DIS = Déchets industriels spéciaux.

Périmètre PCI + PMTC + SCMPL

(Unité : t)		Mise en décharge	Valorisation	Autres traitements	Total
Spécifiques fonderie	**2005**	**-**	**-**	**238**	**238**
	2004	-	-	242	242
	2003	-	-	225	225
DIB	**2005**	**643**	**1 969**	**43**	**2 655**
	2004	632	1 436	100	2 168
	2003	780	1 378	156	2 314
Boues + liquides + DIS	**2005**	**12**	**225**	**918**	**1 154**
	2004	31	189	1 118	1 338
	2003	8	231	1 316	1 556
Total	**2005**	**654**	**2 194**	**1 199**	**4 047**
	2004	662	1 625	1 460	3 748
	2003	788	1 610	1 697	4 095

DIB = Déchets industriels banals ; DIS = Déchets industriels spéciaux.

La production de déchets 2004 est revue à la baisse (- 2 %) après rectification des données sur une filiale.

Périmètre Gefco

(Unité : t)		Mise en décharge	Valorisation	Autres traitements	Total
DIB	**2005**	**7 661**	**2 338**	**1 070**	**11 068**
	2004	8 585	1 593	467	10 645
	2003	nd	nd	nd	6 969
Boues + liquides + DIS	**2005**	**570**	**319**	**112**	**1 001**
	2004	430	40	237	707
	2003	nd	nd	nd	374
Total	**2005**	**8 230**	**2 657**	**1 182**	**12 069**
	2004	9 015	1 633	704	11 353
	2003	nd	nd	nd	7 343

DIB = Déchets industriels banals ; DIS = Déchets industriels spéciaux.

A compter de 2004, appréciation de la répartition des déchets par filière d'élimination.

La production de déchets Gefco 2004 a été revue à la hausse (+ 13 %) après rectification des données sur plusieurs filiales.

↗ AUTRES ASPECTS ENVIRONNEMENTAUX

Prise en compte de l'équilibre biologique et maîtrise des nuisances olfactives et sonores

Les exigences d'équilibre et de préservation des milieux naturels, de la flore et de la faune, et les mesures à prendre pour la tranquillité des riverains sont appréciées et arrêtées à l'occasion des études d'impact ou des compléments d'études d'impact. Ces études sont effectuées avant chaque installation nouvelle ou équipement nouveau, implantés sur les sites industriels du groupe.

Ces études d'impact préalablement réalisées sont réglementairement soumises à l'avis du public et à l'approbation des autorités administratives.

Indemnités versées en exécution d'une décision judiciaire pour atteinte à l'environnement

À ce titre, le groupe n'a eu à verser aucune indemnité en 2005.

ASSUMER SES RESPONSABILITÉS À L'ÉGARD DE LA SOCIÉTÉ

PSA PEUGEOT CITROËN s'est fixé une politique environnementale ambitieuse et déploie ses efforts pour permettre un usage responsable des voitures et garantir la sécurité que les clients sont en droit d'attendre des marques Peugeot et Citroën.

En outre, PSA PEUGEOT CITROËN s'engage résolument pour permettre l'insertion harmonieuse de la voiture dans l'environnement urbain.

CONSTRUIRE DES VOITURES SÛRES POUR TOUS

La sécurité des automobilistes et des autres usagers de la route est en tête des préoccupations de PSA PEUGEOT CITROËN. En 2005, le groupe y a consacré près de 10 % de son budget de recherche et développement (branche automobile).

PSA PEUGEOT CITROËN poursuit sans relâche ses recherches de solutions permettant de prévenir l'accident (sécurité primaire) et de réduire ses conséquences (sécurité secondaire). Il est leader européen de la sécurité tertiaire, qui concerne le secours aux victimes d'accidents, avec l'appel d'urgence.

Le groupe joue pleinement son rôle d'acteur de la sécurité routière en étudiant les facteurs humains, déterminants dans la chaîne de l'accident, et en proposant des aides à la conduite pertinentes destinées à assister les conducteurs. Il entretient également des contacts étroits avec les pouvoirs publics en charge des infrastructures et fait des propositions innovantes dans ce domaine.

Les études accidentologiques du LAB (Laboratoire d'Accidentologie, de Biomécanique et d'étude du comportement humain, commun à PSA PEUGEOT CITROËN et Renault) ont fait progresser depuis plus de 35 ans la connaissance des causes et conséquences des accidents ainsi que celle du comportement humain en cas de choc. Elles révèlent que les seules mesures de protection en cas d'accident (sécurité secondaire) auraient été insuffisantes pour éviter près de 40 % des accidents mortels. Aussi, l'évitement d'accident (sécurité primaire) constitue également un axe essentiel de recherches pour PSA PEUGEOT CITROËN.

↗ LA SÉCURITÉ PRIMAIRE : UN DOMAINE D'EXCELLENCE DU GROUPE PSA PEUGEOT CITROËN

Éviter l'accident

Fort de son expertise reconnue dans le domaine des liaisons au sol (suspensions, direction, freins,...) le groupe conçoit des voitures au comportement dynamique naturellement sûr, qui corrigent autant que possible les fautes de conduite, les aléas d'infrastructures ou de météorologie ...

Pour limiter les conséquences de certaines situations d'urgence, PSA PEUGEOT CITROËN continue de proposer des assistances telles que l'ABS (système de freinage à antiblocage de roues) généralisé à toutes ses gammes, l'AFU (Assistance au Freinage d'Urgence) ou encore l'ESP (Electronic Stability Program), système qui permet de maîtriser la trajectoire du véhicule en situation de dérive pouvant conduire à une sortie de route. La diffusion de l'ESP s'est poursuivie et ce dispositif équipe l'ensemble des gammes moyennes et hautes de Peugeot et Citroën. En complément, le groupe propose, sur certains modèles, des innovations efficaces et pragmatiques telles que les projecteurs directionnels Xénon bi-fonction ou encore l'AFIL (Alerte de Franchissement Involontaire de Ligne) qui prévient le conducteur d'une sortie de voie involontaire en cas d'endormissement ou de distraction par une vibration dans le siège, que seul PSA PEUGEOT CITROËN propose sur certains modèles.

Les acquis en ergonomie posturale sont pris en compte dès le début des projets afin d'aboutir à des prestations de confort et de sécurité (accessibilité, visibilité) au meilleur niveau, pour tous les occupants, quels que soient leur âge et leur morphologie.

L'expertise dans le domaine de l'ergonomie cognitive (ergonomie des échanges d'informations entre le conducteur et son environnement) garantit la bonne prise en compte des informations fournies par le véhicule au conducteur, quelles que soient les conditions, assurant ainsi la sérénité dans l'exécution des tâches de conduite.

Les tests sur circuits

PSA PEUGEOT CITROËN exploite deux centres d'essais où il est possible de reproduire toutes les conditions de roulage envisageables et de soumettre les véhicules à des contraintes extrêmes, afin d'assurer un très haut niveau de sécurité. Les ingénieurs de PSA PEUGEOT CITROËN disposent dans ces domaines d'une expertise reconnue et d'équipements tels que la piste multiadhérences de Belchamp et la piste "synthèse comportement", destinées à la mise au point des systèmes d'ESP et d'ASR (antipatinage des roues). Toutes les conditions de routes peuvent ainsi être recréées pour valider les progrès apportés aux véhicules. En 2005, le site de Belchamp a pu profiter pleinement de la nouvelle aire plane inaugurée en 2004. Grâce à la mise en service de cette nouvelle installation, le groupe dispose désormais d'un ensemble de moyens performants et cohérents permettant de reproduire, en toute sécurité et dans d'excellentes conditions, toutes les situations de danger et de comportement des conducteurs, issues de la connaissance fine de l'accidentologie.

↗ LA SÉCURITÉ SECONDAIRE : DES VOITURES AU MEILLEUR NIVEAU MONDIAL

Des plates-formes et structures conçues pour protéger

Lorsque l'accident ne peut être évité, les véhicules Peugeot et Citroën offrent une protection des occupants parmi les meilleures au monde. Dès la conception des plates-formes communes du groupe et pendant tout le développement des véhicules, la sécurité secondaire constitue une priorité absolue. En effet, quelle que soit la configuration des collisions, frontales, latérales, arrière ou encore retournement, les caractéristiques de résistance et d'absorption d'énergie des structures des voitures permettent aux occupants de bénéficier d'une protection au meilleur niveau.

L'habitacle est traité comme une véritable cellule de survie munie des dispositifs de retenue les plus sophistiqués.

Des systèmes de retenue efficaces pour protéger tous les occupants

Quels que soient l'âge et la place des occupants dans la voiture, leur protection doit être optimale. Depuis les fixations ISOFIX, garantissant la bonne utilisation des sièges pour enfants, jusqu'aux ceintures à limiteurs d'effort à 450 kg et aux airbags adaptatifs sur certains modèles, tout est calculé pour que chaque passager bénéficie du meilleur niveau de protection. Les limiteurs d'effort équipant déjà les ceintures à l'avant font progressivement leur apparition aux places arrière. Ils permettent de contrôler la retenue des occupants en limitant les contraintes sur le thorax afin de minimiser les blessures thoraciques et abdominales, en particulier pour les personnes âgées impliquées dans des accidents sévères.

Les statistiques d'accidentologie montrent que, encore aujourd'hui, près de 20 % des victimes d'accidents mortels ne portaient pas leur ceinture et toutes les incitations à utiliser cet équipement présentent donc une réelle contribution à la sécurité. Les témoins de non bouclage de ceinture alertent le conducteur lorsque l'une des ceintures n'est pas attachée ; en cas de non bouclage de la ceinture du conducteur, celui-ci est alerté par un signal sonore et visuel pendant plus de 90 secondes dès que le véhicule roule à une certaine vitesse ; côté passager avant, une alerte est fournie après détection de présence, afin de ne pas déranger un conducteur seul à bord. Les témoins de non bouclage aux places arrière se généralisent aussi sur les nouveaux modèles comme la Peugeot 1007, la Citroën C6. Ces dispositifs constituent une vraie fonction de sécurité et équipent un nombre croissant de modèles au sein des deux gammes Peugeot et Citroën.

La protection des piétons est prise en compte dès le début du développement de chaque nouveau véhicule. Même si l'évitement de la collision avec les piétons reste à l'évidence la mesure la plus efficace (sécurité primaire), l'architecture et le style du véhicule sont conçus pour réduire les conséquences d'une collision avec un piéton lorsque celle-ci intervient. Des tests sont effectués sur le capot, les pare-chocs avant et la jupe du véhicule, afin de rendre le contact le moins agressif possible. Cette mise au point représente une contrainte lourde du processus de développement d'autant que doivent être simultanément prises en compte toutes les autres configurations de choc. La Citroën C6 est le premier véhicule en Europe à obtenir le score record de 4 étoiles aux tests piétons à l'EuroNCAP (organisme indépendant d'évaluation des véhicules en protection des occupants), grâce à son tout nouveau capot actif qui se déclenche automatiquement dès qu'une collision avec un piéton est détectée. Ceci permet de limiter les conséquences d'un choc de la tête sur le capot.

Le groupe se situe au meilleur niveau mondial en sécurité secondaire, comme l'attestent les résultats obtenus aux crashs tests EuroNCAP avec 8 voitures au total ayant obtenu le score maximum de 5 étoiles. En 2005, la Peugeot 1007 a obtenu le meilleur score jamais atteint par une voiture en protection globale, tous segments confondus.

↗ LA SÉCURITÉ TERTIAIRE : PSA PEUGEOT CITROËN LEADER EN EUROPE

L'appel d'urgence

PSA PEUGEOT CITROËN continue de déployer l'appel d'urgence sur ses gammes. En cas d'accident ou de malaise à bord de la voiture, les occupants du véhicule équipé sont mis en relation automatiquement sur détection de choc, ou manuellement par appui prolongé sur le bouton SOS, avec un plateau d'assistance dédié. Un opérateur entre alors en communication avec le véhicule et, le cas échéant, alerte les secours appropriés. Grâce au GPS et au téléphone mobile GSM embarqué, l'assistance localise avec précision le véhicule, même si le conducteur a perdu connaissance. Ce dispositif permet de réduire les délais d'intervention et ainsi d'améliorer considérablement l'efficacité des secours (2 000 vies pourraient être sauvées chaque année en Europe selon la Commission européenne si tous les véhicules en étaient équipés).

En 2005, PSA PEUGEOT CITROËN a accéléré le déploiement européen de ce service avec l'ouverture de l'Italie, la Belgique, le Luxembourg, les Pays-Bas et l'Espagne. En fin d'année, déjà plus de 140 000 voitures Peugeot et Citroën roulaient en Europe avec ce service.

AGIR POUR LA SÉCURITÉ ROUTIÈRE

PSA PEUGEOT CITROËN consacre une part importante de son effort de recherche pour améliorer la sécurité primaire, secondaire, et tertiaire liées au véhicule. Au-delà de la technique, il convient de contribuer à l'amélioration du comportement du conducteur. À cet effet, le groupe soutient des initiatives visant à promouvoir une conduite plus responsable.

↗ SOUTENIR DES ACTIONS VISANT LA RESPONSABILITÉ DU CONDUCTEUR

Motiver les plus jeunes à la sécurité routière avec l'Éducation Nationale

Le groupe est partenaire de l'Éducation Nationale sur des actions de sensibilisation auprès des jeunes sur les risques de la route. Ces actions sont relayées par les sites industriels et par les directions régionales des deux marques.

Faire prendre conscience des dangers de l'alcool au volant aux jeunes adultes

La marque Citroën continue à soutenir l'opération « Capitaine de soirée » en partenariat avec la Prévention routière. Elle encourage les jeunes adultes à choisir celui qui conduira lors de leurs sorties. Celui-ci s'engage à ne pas consommer de boisson alcoolisée afin de reconduire ses passagers en toute sécurité.

Par ailleurs, depuis 1999, PSA PEUGEOT CITROËN soutient l'association Voiture & Co. Cette association propose aux jeunes sortant de fêtes et galas un service de retours covoiturés assuré par des conducteurs préalablement soumis aux tests d'alcoolémie proposés par l'association. Les passagers qui n'ont pu trouver de conducteurs sont raccompagnés par des véhicules mis à disposition par la marque Citroën.

Informer et sensibiliser sur la sécurité routière

PSA PEUGEOT CITROEN a organisé en 2005 trois symposiums en Chine, au Brésil et en Argentine sur la sécurité routière. Ces événements ont réuni plusieurs centaines de personnes, représentants des gouvernements, des média, des milieux scientifiques et universitaires et de la société civile.

En Chine, l'événement s'est tenu en partenariat avec le Beijing Traffic Engineering Association et le Chinese Center for Disease Control et a donné lieu à la signature de deux accords, l'un avec le Tongji Medical College de Wuhan pour une étude sur le port de la ceinture de sécurité, l'autre avec l'université de Tsinghua sur la modélisation informatique des crash-tests. Le groupe a également créé six cercles de réflexion sur le thème de la sécurité routière.

Au Brésil, l'accord signé avec le DENATRAN (département national des transports) porte sur une campagne de communication nationale afin de sensibiliser les parents à la sécurité des jeunes enfants en voiture.

En Argentine, l'accord avec l'UTN (Université Technologique Nationale) porte sur l'étude et la résolution de points noirs (zones très accidentogènes) au sein de la conurbation de Buenos Aires.

↗ AVOIR LE BON COMPORTEMENT EN CONDUISANT

La « Conduite Sécurisée » pour améliorer son comportement au volant

L'engagement en faveur de la sécurité routière se traduit également dans l'organisation de stages de formation intitulés « conduite sécurisée », l'objectif étant de sensibiliser le personnel et de participer à la réduction des accidents de la route liés aux trajets domicile/travail ou aux déplacements privés. Ce thème s'inscrit dans le cadre des Plans Locaux de Mécénat et d'Actions Sociétales développés sur les sites industriels et tertiaires.

Ces séances de formation sont proposées aujourd'hui dans près d'une dizaine de sites.

En 2005, plus de 1 700 salariés du groupe en France et en Europe ont bénéficié de cette formation. À Vigo (Espagne), le groupe a parrainé un module de formation dispensé par le gouvernement de la Galice, ce qui a permis de sensibiliser près de 3 000 personnes aux enjeux de la sécurité routière. Dans plusieurs sites, comme Vesoul, Charleville, Metz, Saint-Ouen, Rennes, Caen, Valenciennes, Tremery, Poissy, Mulhouse, Sochaux, Aulnay, ont aussi été organisées des journées sur le bon comportement au volant, au cours de la « semaine sur la sécurité routière ».

PROMOUVOIR LA QUALITÉ DES MOBILITÉS

La mobilité des biens et des personnes est et demeurera un élément fondamental du développement économique et social. Elle conditionne l'accès au travail, à la santé, à l'emploi, à la culture, en particulier dans les villes où vit une majorité de la population mondiale.

↗ FAVORISER LA MOBILITÉ DURABLE

Contribuer à une mobilité durable, c'est pour PSA PEUGEOT CITROËN concevoir des produits respectueux de l'environnement et dotés des meilleurs équipements de sécurité mais c'est également prendre en compte des questions majeures comme l'accès de tous à la mobilité, la fluidité du trafic automobile, l'équilibre entre tous les modes de transport.

Par exemple, le partenariat avec l'association Voiture & Co permet le soutien d'expérimentations durables dans le domaine des mobilités alternatives et du covoiturage ; PSA apporte son soutien technique et matériel pour la mise en œuvre de nouvelles pratiques d'utilisation de l'automobile.

Des navettes au gaz naturel pour desservir les sites du groupe

Le groupe a mis en place entre ses sites de Vélizy et de La Garenne un système de navette fonctionnant au gaz naturel pour véhicules (GNV), motorisation particulièrement propre. Le système, qui permet de limiter par ailleurs le recours au déplacement individuel, contribue ainsi au respect de l'environnement et à la fluidification du trafic.

Aide logistique au covoiturage pour les salariés

Dans le cadre de ses actions sociétales, PSA PEUGEOT CITROËN a favorisé la mise en place de covoiturage pour les salariés afin de leur faciliter l'accès sur leur lieu de travail. Une expérimentation a été conduite notamment sur le site de Tremery en Lorraine. Des offres sur d'autres sites industriels ou tertiaires en province et en région parisienne sont également à la disposition des salariés.

Un Plan de Déplacement d'Entreprise sur le site de Sochaux

Lorsque le groupe a engagé une réflexion sur les moyens de déplacements alternatifs à Sochaux dans le cadre de son PDE (Plan de Déplacement d'Entreprise), il s'est fixé 3 priorités : réduire la part de l' « autosolisme », sécuriser les déplacements notamment à l'intérieur de l'usine, et diminuer l'empreinte écologique des déplacements.

Les solutions développées comprennent : la mise en place d'un service de covoiturage, le développement de services de proximité sur le site, la création de pistes cyclables sur le site, la création d'un service de navettes, la réduction de la nuisance des poids lourds dans l'agglomération, l'amélioration de l'offre de transport collectif public, la promotion des possibilités offertes par le train, l'offre de leçons « d'éco conduite » pour moins de gaspillage énergétique.

↗ L'IVM, LABORATOIRE D'INNOVATIONS

L'Institut pour la Ville en Mouvement (IVM)

Lancé par PSA PEUGEOT CITROËN en juin 2000, l'Institut pour la Ville en Mouvement contribue à l'émergence de solutions innovantes pour les mobilités urbaines. Il associe des représentants du monde de l'entreprise à des chercheurs, mêle des universitaires à des acteurs de la vie sociale, culturelle et associative mais aussi à des villes, autour de recherches et d'actions sur des projets réalisés en commun. L'IVM s'efforce de tester des solutions concrètes, de permettre des comparaisons internationales, de recenser les approches urbanistiques et architecturales les plus originales. L'Institut mobilise en Asie, en Amérique, et en Europe des experts et des compétences pluridisciplinaires, diffuse les connaissances et sensibilise l'opinion à l'enjeu que représentent les mobilités pour les sociétés contemporaines.

Les actions de l'IVM s'inspirent de trois priorités : la mobilité des personnes ou groupes sociaux confrontés à des difficultés ou à des besoins spécifiques, la qualité des lieux et des temps de déplacement urbain notamment à travers l'intermodalité et la multimodalité des transports, et le développement des connaissances, des cultures de la mobilité, et des civilités.

L'année 2005 a été jalonnée d'événements publics :

- « Bouge l'architecture ! » : cette exposition itinérante internationale lancée en 2003 a été présentée en 2005 à Canton, Stuttgart, São Paulo, Bruxelles, Grenoble. À ce jour, elle a été traduite en quatre langues (anglais, chinois, portugais, espagnol) et a circulé dans vingt-quatre villes dans treize pays.
- « Les Sens du Mouvement », ouvrage de François Ascher, Jacques Levy, et Sylvain Allemand, à partir du colloque de Cerisy de juin 2003, a été présenté à la Ménagerie de Verre (Paris) devant un public de spécialistes. Ce livre, ainsi que celui de John Urry « Sociologie des mobilités » a également donné lieu à L'université de Lausanne, à une conférence.
- Par son programme Chine, l'IVM a été partenaire de la revue Urbanisme pour le dossier « Villes Chinoises en Mouvement ». Des conférences et ateliers de projets se sont tenus à Shanghai à l'occasion du lancement officiel de la Chaire chinoise de l'IVM à l'université de Tongji. Le jury du concours d'idées d'architecture « Villes et mobilités durables » lancé par l'IVM s'est tenu en novembre à Canton pour départager les projets de soixante architectes chinois et européens sur des sites urbains à Canton, Shanghai, et Wuhan.
- Le programme d'aide à la mobilité des aveugles et des malvoyants a permis la présentation, en septembre, de tables d'orientation en relief dans le métro parisien et de l'atlas des réseaux de transports publics d'Ile-de-France imprimé en braille.
- Le programme « Mobilités pour l'insertion ! » a donné lieu à l'organisation en octobre d'un important forum avec des élus, des acteurs de collectivités locales, des représentants d'organismes de transports, des universitaires, des chercheurs, et des responsables d'associations d'insertion. En même temps, paraissait « Bouger pour s'en sortir, mobilité quotidienne et intégration sociale » ouvrage qui décrit les difficultés de mobilité rencontrées par les personnes en insertion.
- Au Brésil, l'IVM a organisé son premier rendez-vous public à São Paulo en mars autour de rencontres universitaires sur le thème « Mobilités urbaines contemporaines : quels enjeux, quels acteurs, quelles actions ? ». L'exposition « Bouge l'architecture » a été inaugurée dans ses versions espagnole et portugaise et a été enrichie des panneaux des lauréats du concours étudiant de diagnostic photographique « Mova São Paulo, Regards sur la mobilité urbaine », concours qui avait réuni une quinzaine d'équipes issues des universités d'architecture, d'urbanisme, et d'art de São Paulo. L'activité de l'IVM a également été présentée à Recife lors du congrès des chercheurs transports latino-américains. En novembre, un séminaire de travail sur le thème de « La Rue » à Rio de Janeiro a permis de constituer le premier noyau des contacts et des témoignages d'expériences pour le nouveau projet « La Rue est à nous...tous ! », événement majeur de l'IVM en 2006.

DÉVELOPPER L'ANCRAGE TERRITORIAL

PSA PEUGEOT CITROËN, dans le cadre de ses actions sociétales s'engage auprès des communautés proches de ses implantations. Le groupe est attentif aux situations locales et apporte un soutien adapté à des besoins toujours différents. En 2005, quatorze sites avaient élaboré un Plan Local de Mécénat et d'Actions Sociétales pour soutenir les démarches solidaires de l'entreprise et de ses salariés.

↗ L'ENGAGEMENT AVEC LES PLANS LOCAUX DE MÉCÉNAT ET D'ACTIONS SOCIÉTALES

Le Plan Local de Mécénat et d'Actions Sociétales permet au site de faire connaître son action aux communautés locales, qu'il s'agisse du monde institutionnel ou associatif, et aux parties prenantes, « stakeholders », qui l'entourent. Cet outil de dialogue externe et interne, contribue également à l'animation et à la cohésion du site. Les axes majeurs sont :

- l'environnement : actions en faveur de la préservation et de la réhabilitation des sites naturels, actions de sensibilisation, de formation ;
- la sécurité routière : sensibilisation au respect des règles, formation, information ;
- la mobilité urbaine : actions en faveur d'une mobilité plus sûre, plus propre, accessible à tous, actions de solidarité ;
- le développement local : actions de lutte contre l'exclusion, en faveur des personnes handicapées, urgence sociale.

En Bretagne, en Lorraine, et en Franche-Comté, le groupe apporte son soutien aux associations : « Performance Bretagne », « Performance 2010 », « Partenaires Super force Lorraine », « Perfo. Est ». Ces organismes apportent des conseils aux PME/PMI dans le domaine de l'organisation industrielle. Le groupe soutient également la « Fondation de la 2e chance » qui aide des personnes à surmonter de graves difficultés.

Les Trophées Solidarité

Cette action, qui s'inscrit dans le cadre de la démarche solidaire est un concours permettant aux salariés de concrétiser un projet personnel ou associatif de solidarité locale ou internationale à retombées collectives, s'inscrivant dans un des domaines suivants : écologie, éducation, insertion, mobilité, urgence/actualité. En 2005, sept établissements (Rennes, Poissy, Metz, Caen, Paris, Mulhouse, Aulnay), ont récompensé vingt-sept lauréats.

↗ LE PARTENARIAT AVEC L'ÉDUCATION NATIONALE

PSA PEUGEOT CITROËN a un partenariat fort et ancien avec l'Éducation Nationale. Grâce aux visites d'usines, aux participations aux forums d'information, aux dons de matériels, les jeunes en âge scolaire ou étudiants, peuvent découvrir le monde du travail et approfondir leurs connaissances sur l'industrie automobile. Ce dispositif permet aussi de définir les formations les mieux adaptées tout en tenant compte de l'évolution des technologies. Ce partenariat s'étend largement à l'international, par exemple en Chine, au Brésil, au Mexique et en Slovaquie.

↗ LUTTER CONTRE L'EXCLUSION AVEC LE SAMU SOCIAL DE PARIS ET LE MONDE ASSOCIATIF

PSA PEUGEOT CITROËN soutient depuis cinq ans le SAMU Social de Paris en assurant la mise à disposition et l'entretien de la totalité du parc automobile de l'organisation. Les véhicules sont mis à disposition des équipes de maraude de jour et de nuit. Ces Équipes Mobiles d'Aide (EMA) ont pour mission de sillonner les rues de la capitale et réalisent un diagnostic infirmier et social des personnes en situation de grande exclusion rencontrées. Elles les accompagnent à leur demande vers des centres d'hébergement ou de soins.

En complément, le groupe a poursuivi, par des dons de véhicules, sa politique de soutien à des associations œuvrant par la mobilité contre l'exclusion sociale et professionnelle, ou en faveur de la qualité de vie des handicapés. Ces associations interviennent dans différents domaines : location sociale de véhicules pour personnes en insertion, actions auprès de publics en situation de grande exclusion, transport à la demande.

06 RÉSULTATS ET FINANCEMENT EN 2005

RÉSULTATS

CHIFFRE D'AFFAIRES

Le chiffre d'affaires de l'exercice 2005 s'élève à 56 267 millions d'euros en hausse de 0,3 % sur l'exercice 2004, à 56 105 millions d'euros.

↗ CHIFFRE D'AFFAIRES DES ACTIVITÉS INDUSTRIELLES ET COMMERCIALES

Le chiffre d'affaires consolidé des activités industrielles et commerciales du groupe s'est établi comme suit :

(en millions d'euros)	2005	2004
Automobile	45 071	45 239
Gefco	3 000	2 894
Faurecia	10 978	10 719
Autres activités	709	899
Éliminations	(4 871)	(5 006)
Total	**54 887**	**54 745**

Le chiffre d'affaires de l'automobile, à 45 071 millions d'euros, est en diminution de 0,4 % par rapport à 2004, sous l'effet, principalement, de la variation (- 1,6 %) des volumes de ventes de véhicules montés hors Chine (l'activité Chine est consolidée par mise en équivalence), des effets de prix nets (stables), de mix produit (+ 1,5 %, liés à la hausse des volumes des modèles lancés récemment, notamment Peugeot 407 et Citroën C4), de mix géographique (- 0,8 %, résultant de la baisse relative des ventes en Europe occidentale) et de change (+ 0,5 %).

Le chiffre d'affaires de Gefco s'élève à 3 000 millions d'euros, en hausse de 3,7 % sur 2004. Les prestations de Gefco au groupe PSA PEUGEOT CITROËN, à 1 843 millions d'euros, sont quasiment stables (+ 0,7 %), tandis que, hors groupe, le chiffre d'affaires progresse de 8,7 % à 1 157 millions d'euros.

Les ventes Network (Lots et Messagerie), en croissance de 2,7 % à 1 506 millions d'euros, reflètent l'optimisation de la logistique d'approvisionnement destinée aux unités de production du groupe PSA PEUGEOT CITROËN, conjuguée à la croissance significative des ventes hors groupe.

Les ventes Automotive s'établissent à 1 095 millions d'euros (+ 3,5 %) ; elles sont marquées par le fort développement des ventes hors groupe, notamment les nouveaux contrats démarrés en Russie et République tchèque.

Les ventes Supply (Logistique et Overseas) s'élèvent à 378 millions d'euros, en hausse de 10,0 % grâce au développement des activités maritimes et aériennes dans le monde.

Le chiffre d'affaires de Faurecia, à 10 978 millions d'euros, est en progression de 2,4 % sur 2004. L'activité avec le groupe PSA PEUGEOT CITROËN porte sur 2 468 millions d'euros, tandis que, hors groupe, le chiffre d'affaires s'établit à 8 510 millions d'euros (en hausse de 4,3 %), tiré par les ventes hors d'Europe qui concrétisent le développement de la présence industrielle de Faurecia en Amérique du Nord et en Asie. Hors effets de change et ventes de catalyseurs et à périmètre constant, le chiffre d'affaires est en progression de 1,4 %.

Le chiffre d'affaires des sièges d'automobile s'élève à 4 794 millions d'euros en hausse de 0,2 % par rapport à 2004 et en retrait de 0,7 % à taux de change constant. Ce niveau d'activité est lié à un recul significatif des ventes aux constructeurs français, partiellement compensé par une progression des ventes aux constructeurs allemands et nord-américains, due à la montée en cadence de nouveaux modèles équipés par Faurecia.

Le chiffre d'affaires des autres modules de l'intérieur véhicule s'élève à 3 483 millions d'euros, en recul de 0,5 % par rapport à 2004 et de 0,1 % à taux de change et périmètre constants. L'année a été marquée par le même recul de l'activité avec les constructeurs français et par le lancement de plusieurs modèles d'autres constructeurs en Europe et en Amérique du Nord.

Le chiffre d'affaires des systèmes d'échappement, à 1 961 millions d'euros, poursuit sa forte progression, en hausse de 14,4 % par rapport à 2004 et de 17 % hors ventes de catalyseurs, à taux de change et périmètre constants. La croissance continue d'être fortement soutenue en Amérique du Nord.

Le chiffre d'affaires du bloc avant s'élève à 740 millions d'euros en augmentation de 2,9 %.

↗ CHIFFRE D'AFFAIRES DE BANQUE PSA FINANCE

La production de financements de ventes de voitures à la clientèle finale a porté en 2005 sur 848 300 véhicules neufs et d'occasion, en hausse de 2,0 % sur le niveau de 2004. Pour les voitures neuves, la hausse a atteint 3,1 %, à 659 600 unités. Banque PSA Finance a ainsi financé, dans les pays où la banque opère, 27,1 % des ventes de Peugeot et Citroën, une pénétration en progression significative par rapport à 2004 (26,3 %). En montant, les financements de véhicules neufs consentis ont progressé de 6,8 %, à 7 764 millions d'euros, les montants moyens financés ayant progressé notamment du fait du développement des opérations de location et de l'évolution des gammes de véhicules de Peugeot et Citroën. Pour les voitures d'occasion, les financements se sont inscrits en baisse de 1,9 %, à 188 700 unités. Au total, le montant des financements consentis en 2005 a progressé de 5,7 %, à 9 152 millions d'euros.

Les encours de crédit à la clientèle finale s'élèvent à 16 853 millions d'euros à fin décembre 2005, contre 15 760 millions d'euros à fin décembre 2004, en hausse de 6,9 % ; cette hausse résulte principalement de la hausse de la production au cours de l'exercice 2005. L'encours de financement aux réseaux de concessionnaires s'établit à fin décembre 2005 à 5 564 millions d'euros, à comparer à 5 421 millions d'euros à fin décembre 2004. Au total, l'encours de crédit de Banque PSA Finance progresse de 5,8 % d'une période à l'autre pour s'établir à 22 417 millions d'euros au 31 décembre 2005, contre 21 181 millions d'euros à fin décembre 2004.

(en millions d'euros)	31/12/2005	31/12/2004
Encours de crédit (y compris encours titrisés)		
- à la clientèle finale	16 853	15 760
- aux réseaux de concessionnaires	5 564	5 421
Total Banque PSA Finance	**22 417**	**21 181**

Le chiffre d'affaires de Banque PSA Finance correspond aux produits bruts d'intérêt sur ces créances, y compris pour la part des créances titrisées qui ne sont pas considérées comme cédées selon les normes IFRS. Le chiffre d'affaires inclut également les produits financiers générés par la réserve de trésorerie permanente constituée dans le bilan de Banque PSA Finance dans le cadre de sa stratégie de financement.

Il intègre enfin les revenus tirés de la vente de services liés à des financements, tels que services de maintenance ou d'assurance (125 millions d'euros en 2005, contre 115 millions d'euros en 2004).

Au total, le chiffre d'affaires de 2005 est en progression de 3,4 % sur celui de 2004.

Le chiffre d'affaires s'est établi comme suit :

(en millions d'euros)	2005	2004
Hors groupe	1 380	1 360
Intragroupe	276	241
Total Banque PSA Finance	**1 656**	**1 601**

MARGE OPÉRATIONNELLE

En février 2005, le groupe a annoncé un objectif de marge opérationnelle consolidée entre 4 % et 4,5 % du chiffre d'affaires. En octobre 2005, alors que le marché automobile européen sur la fin de l'année était attendu stable en volume dans un environnement fortement concurrentiel, et que le groupe procédait à un ajustement significatif de ses programmes de production, la prévision de marge opérationnelle a été ramenée autour de 4 % du chiffre d'affaires pour l'ensemble de l'année 2005.

Marge opérationnelle
(en millions d'euros – en % du chiffre d'affaires)


4,4 %
2 481
3,4 %
1 940
2004
2005

La marge opérationnelle du groupe s'établit à 1 940 millions d'euros, soit 3,4 % du chiffre d'affaires consolidé, à comparer à 2 481 millions d'euros et 4,4 % du chiffre d'affaires en 2004.

↗ MARGE OPÉRATIONNELLE DES ACTIVITÉS INDUSTRIELLES ET COMMERCIALES

(en millions d'euros)	2005	2004
Automobile	916	1 503
Gefco	145	158
Faurecia	267	283
Autres activités et éliminations	5	19
Total	**1 333**	**1 963**

La marge opérationnelle automobile s'élève à 916 millions d'euros, soit 2,0 % du chiffre d'affaires, à comparer à 1 503 millions d'euros et 3,3 % du chiffre d'affaires en 2004.

Les principaux éléments expliquant la variation de la marge opérationnelle automobile de 2004 à 2005 sont les suivants :

- L'évolution des volumes et du mix des ventes a un effet négatif global de 380 millions d'euros. L'évolution des volumes a un effet négatif de 270 millions d'euros en raison, à hauteur de 192 millions d'euros, de la baisse de 36 000 unités des ventes de véhicules montés hors Chine (l'activité Chine est consolidée par mise en équivalence) et de la baisse de 135 000 unités des productions de véhicules montés, hors véhicules Chine et véhicules produits en commun avec d'autres constructeurs (activités consolidées par mise en équivalence), et, à hauteur de 78 millions d'euros, d'une moindre rentabilité des ventes d'éléments détachés aux partenaires iraniens du groupe du fait de la hausse de l'intégration locale. L'impact du mix produit est négatif de 50 millions d'euros en raison de l'érosion des ventes de Citroën Picasso et des lancements des véhicules du segment des petites voitures. L'effet de mix géographique est négatif de 60 millions d'euros, lié à la baisse des ventes en Europe occidentale par rapport aux autres destinations ; il faut noter que cet impact tend à se réduire significativement du fait d'une sensible amélioration de la rentabilité des ventes hors d'Europe de l'Ouest.
- L'évolution du coût des matières premières a un impact négatif estimé à 340 millions d'euros. Il correspond principalement aux hausses intervenues en 2005 sur les prix de l'acier et des métaux précieux et, en fin d'année, des matières plastiques.

- La mise en conformité des véhicules du groupe au nouveau standard européen Euro IV représente un coût de 97 millions d'euros pour 2005 qui n'a pu être répercuté auprès de la clientèle.

- L'effet prix est pour l'année négatif de 80 millions d'euros. Peugeot et Citroën sont ainsi parvenues à limiter l'impact de la pression promotionnelle par la poursuite d'une politique commerciale sélective qui vise à privilégier la rentabilité par rapport aux volumes dans un contexte commercial tendu.

- Les réductions de coûts de production génèrent un gain brut de 614 millions d'euros. Malgré les baisses de programmes de production décidées à l'automne, le programme d'économies est en ligne avec l'objectif du groupe de générer chaque année de l'ordre de 600 millions d'euros de baisse des coûts de production. Il faut noter que les ajustements de volumes de production du second semestre (en baisse de 10,3 % par rapport au second semestre 2004) ont été en effet réalisés sans incidence significative sur les coûts grâce à la forte flexibilité de l'organisation des usines européennes d'assemblage du groupe.

- Les variations de change ont un effet positif de 114 millions d'euros. Cet impact est consécutif à l'effet positif de la baisse de l'euro face aux devises d'Europe centrale et orientale et d'Amérique du Sud, partiellement compensé par l'appréciation en moyenne annuelle de 0,8 % du cours de l'euro face à la livre sterling.

- L'augmentation des rémunérations du personnel a un impact négatif estimé à 195 millions d'euros. Cette évolution intègre une baisse de 26 millions d'euros des sommes provisionnées au titre des systèmes de participation légale aux bénéfices et d'intéressement contractuel aux résultats. Le total de l'intéressement et de la participation à verser au titre de l'exercice 2005 s'élève à 129 millions d'euros dans la division automobile (144 millions d'euros pour l'ensemble du groupe).

- Les écarts techniques de traitement résultant des normes comptables IFRS ont eu, comme attendu, un impact moins important qu'au cours de l'année 2004. L'effet net est négatif de 159 millions d'euros. Il résulte principalement de l'activation et de l'amortissement des frais de développement (effet net négatif de 110 millions d'euros) et du retraitement des ventes avec clause de rachat (effet net négatif de 44 millions d'euros).

- Une provision exceptionnelle de 50 millions d'euros a été constituée faisant suite à l'amende prononcée en octobre 2005 par la Commission européenne, en raison d'infractions à la réglementation européenne en matière de concurrence qu'auraient relevées les services de la Commission aux Pays-Bas. Le groupe a interjeté appel le 21 décembre 2005.

- Enfin, les autres éléments de variation ont un impact total négatif de 14 millions d'euros.

La marge opérationnelle de Gefco s'est élevée à 145 millions d'euros et 4,8 % du chiffre d'affaires, contre 156 millions d'euros et 5,5 % du chiffre d'affaires en 2004.

Cette baisse s'explique par l'effet négatif des hausses des coûts de transport, essentiellement des carburants. Ces hausses - bien au-delà des prévisions - n'ont pu être entièrement répercutées aux clients.

Cette évolution négative a été en grande partie compensée par :
- le développement des activités de logistique internationale. Cette croissance a été réalisée à hauteur de 60 % dans les nouvelles filiales de Gefco, plus particulièrement en Amérique latine (+ 60 % en 2005 par rapport à 2004) et en Europe centrale et orientale (+ 85 % en 2005),
- la forte progression des activités hors groupe,
- l'accroissement des efforts de productivité, qui ont porté à la fois sur les achats, les schémas logistiques et les frais d'exploitation.

La marge opérationnelle de Faurecia s'établit à 267 millions d'euros, soit 2,4 % du chiffre d'affaires, à comparer à celle de 2004 qui s'élevait à 283 millions d'euros et 2,6 % du chiffre d'affaires après prise en compte d'un amortissement de valeur de clientèle Sommer Allibert de 119 millions d'euros.

Cette évolution est principalement liée à :

- la hausse continue des coûts de matières premières, dont l'impact net reste significatif après prise en compte des négociations menées par Faurecia auprès de ses clients et fournisseurs,
- le recul des ventes aux constructeurs français en fin d'année,
- le coût de démarrage de nouvelles unités aux États-Unis, en Asie et en Europe de l'Est.

↗ FRAIS DE RECHERCHE ET DÉVELOPPEMENT (ACTIVITÉS INDUSTRIELLES ET COMMERCIALES)

Le total des dépenses de recherche et de développement engagées s'élève pour 2005 à 2 151 millions d'euros, proche des 2 183 millions d'euros engagés en 2004. Pour l'exercice, un montant de 856 millions d'euros, correspondant à 39,8 % des dépenses engagées est activé (885 millions d'euros et 40,5 % en 2004) et les amortissements de frais de développement activés s'élèvent à 594 millions d'euros (504 millions d'euros en 2004). Au total, l'effet sur le compte de résultat se traduit par une charge de 1 889 millions d'euros, contre 1 802 millions d'euros en 2004.

Pour la division automobile, les dépenses de recherche et développement engagées se montent à 1 816 millions d'euros, contre 1 832 millions d'euros en 2004. Cette stabilisation correspond aux objectifs de maîtrise des budgets de recherche et développement annoncés par le groupe au début de 2004, après une période de forte croissance depuis 2000. Pour l'exercice, un montant de 640 millions d'euros, correspondant à 35,2 % des dépenses engagées est activé (676 millions d'euros et 36,9 % en 2004) et les amortissements de frais de développement activés s'élèvent à 443 millions d'euros (369 millions d'euros en 2004). Au total, l'effet sur le compte de résultat pour la seule division automobile se traduit par une charge de 1 619 millions d'euros, contre 1 525 millions d'euros en 2004.

Pour l'année 2005, les frais de recherche et développement engagés au titre de l'activité automobile représentent 4,0 % du chiffre d'affaires de la division. En y incluant les frais de développement sur les véhicules existants tels que nouvelles versions, nouvelles motorisations, restylages, qui sont inclus dans les coûts des biens vendus afin de mieux refléter les prix de revient de fabrication et d'avoir une plus juste appréciation des marges commerciales, ils s'établissent à 2 271 millions d'euros et 5,0 % du chiffre d'affaires automobile, contre 2 263 millions d'euros soit 4,9 % du chiffre d'affaires de la division automobile.

Les frais de recherche et de développement de Faurecia se sont établis en brut à 628 millions d'euros, soit 5,7 % du chiffre d'affaires, en hausse de 5,5 % par rapport à 2004 (595 millions d'euros, soit 5,6 % du chiffre d'affaires). Nets des refacturations aux clients, ils se montent à 324 millions d'euros, soit 3,0 % du chiffre d'affaires, contre 338 millions d'euros et 3,2 % du chiffre d'affaires.

↗ MARGE OPÉRATIONNELLE DE BANQUE PSA FINANCE

La marge opérationnelle de Banque PSA Finance s'élève à 607 millions d'euros, en forte augmentation par rapport aux 518 millions d'euros atteints en 2004.

L'année 2005 a été marquée par une nouvelle hausse de l'activité qui a eu un effet positif de 51 millions d'euros sur la marge opérationnelle. Les frais d'exploitation n'ont progressé que de 7 millions d'euros, performance satisfaisante dans un contexte de croissance continue de l'activité. Le coût du risque de crédit se maintient à un bon niveau par rapport à l'ensemble de la profession et s'est à nouveau amélioré, avec un impact positif sur la marge opérationnelle de 24 millions d'euros. Par ailleurs, dans le cadre du processus de mise en œuvre du référentiel Bâle II, Banque PSA Finance a analysé plus finement les historiques de pertes passées ; cette analyse a conduit à réduire les provisions pour risques de crédit de 27 millions d'euros. Au total, le coût du risque sur encours de crédit est ainsi passé de 0,36 % en 2004 à 0,12 % en 2005 ; hors les effets de l'analyse décrite ci-dessus, le coût du risque de crédit s'établit en 2005 à 0,25 % de l'encours de crédit.

Rapportée à l'encours moyen de crédit, la marge opérationnelle s'améliore à nouveau sensiblement à 2,9 %, contre 2,6 % en 2004.

↗ FRAIS DE PERSONNEL

Les frais de personnel du groupe s'établissent comme suit :

(en millions d'euros)	2005	2004
Automobile	6 162	5 970
Gefco	368	342
Faurecia	2 002	1 927
Autres activités	140	158
Total activités industrielles et commerciales	**8 672**	**8 397**
Banque PSA Finance	120	119
Total PSA PEUGEOT CITROËN	**8 792**	**8 516**

Les frais de personnel s'établissent en 2005 à 8 792 millions d'euros, en hausse de 3,2 % sur 2004. Outre l'évolution des rémunérations individuelles, cette évolution traduit celle des effectifs inscrits :

Effectifs inscrits au 31 décembre	2005	2004
Automobile	139 500	139 400
Gefco	9 400	8 800
Faurecia	55 000	54 400
Autres activités et holding	2 200	2 600
Total activités industrielles et commerciales	**206 100**	**205 200**
Banque PSA Finance	2 400	2 400
Total PSA PEUGEOT CITROËN	**208 500**	**207 600**

RÉSULTAT NET

Le résultat net, part du groupe, est un profit de 1 029 millions d'euros, en baisse de 37,5 % sur le résultat net 2004 qui s'est élevé à 1 646 millions d'euros. Le résultat net, part du groupe, représente 1,8 % du chiffre d'affaires, contre 2,9 % en 2004.

Par action, le résultat net, part du groupe, s'élève à 4,47 euros, à comparer à 6,97 euros pour l'exercice 2004. Dilué de l'exercice potentiel des options d'achat accordées à certains collaborateurs du groupe (il n'existe pas de titres émis sur le marché financier de nature à créer dans le futur des actions Peugeot S.A. susceptibles de diluer le résultat), le résultat net par action s'élève à 4,46 euros contre 6,96 euros pour 2004.

Au cours de l'exercice 2005, le groupe a racheté 4 130 162 actions de la société Peugeot S.A. dans le cadre des autorisations accordées par les Assemblées Générales des actionnaires des 26 mai 2004 et 25 mai 2005, à un cours moyen de 47,85 euros. Par ailleurs, 257 028 options d'achat ont été exercées. De ce fait, le nombre moyen d'actions servant de base au calcul du résultat par action est passé de 236 429 360 actions en 2004 à 230 746 746 actions en 2005.

↗ AUTRES PRODUITS ET CHARGES

Les autres produits et charges correspondent principalement aux frais de rationalisation et de départs anticipés, à la dépréciation des actifs des activités Systèmes et Modules d'intérieur de Faurecia, à l'actualisation des droits acquis liés aux engagements de retraite nets du rendement normalisé des fonds externes affectés à la couverture de ceux-ci et à l'effet de l'inefficacité des couvertures de risque de change ou de taux.

Les autres produits et charges représentent pour 2005 une charge de 352 millions d'euros pour les activités industrielles et commerciales et un produit de 1 million d'euros pour Banque PSA Finance.

Les frais de rationalisation des structures se sont élevés à 160 millions d'euros, à comparer à 92 millions d'euros pour l'exercice 2004. Pour l'exercice 2005, ils comprennent principalement pour la division automobile les coûts liés à la suppression en mars 2005 de la troisième équipe à l'usine de Ryton (Royaume-Uni) à hauteur de 26 millions d'euros et, pour Faurecia, aux plans de restructuration de diverses usines essentiellement en France et en Allemagne pour un total de 138 millions d'euros. Ils comprennent également, pour + 4 millions d'euros, l'ajustement des coûts des plans de départs anticipés décidés, en France, en 1999 et 2002 pour la division automobile et en 2001 pour Faurecia. À fin 2005, le total des provisions restant inscrites au bilan à ce titre s'élève à 233 millions d'euros, dont 217 millions d'euros pour la division automobile et 6 millions d'euros pour Faurecia. À la clôture de l'exercice 2005, 9 599 personnes sont concernées par ces accords, dont 8 919 pour la division automobile et 471 pour Faurecia.

L'actualisation des droits à retraite du personnel au titre des systèmes à prestations définies, acquis à l'ouverture de l'exercice, est une charge de 187 millions d'euros contre 184 millions d'euros en 2004. Le rendement normalisé des fonds externes couvrant les engagements de retraite est un produit de 168 millions d'euros à comparer à 149 millions d'euros en 2004. Au total, la charge liée aux engagements de retraite à prestations définies comptabilisée en autres produits et charges s'est élevée à 19 millions d'euros en 2005, à comparer à une charge de 35 millions d'euros en 2004.

L'inefficacité des couvertures de change a généré en 2005 une charge de 40 millions d'euros contre 28 millions d'euros en 2004. Elle comprend principalement, en 2005 comme en 2004, le coût, évalué en variation de valeur de marché sur l'exercice, des primes d'options de vente de livre sterling et de yen japonais acquises par la division automobile afin de se protéger contre des variations excessives de la valeur de ces monnaies (cf. 1. Risques des activités industrielles et commerciales ci-dessous).

Les autres produits et charges comprennent également la dépréciation de la valeur comptable des activités Systèmes et Modules d'intérieur de Faurecia, pour un montant de 180 millions d'euros, activités dont l'essentiel résulte de l'acquisition en 2000 par Faurecia des activités automobiles du groupe Sommer Allibert. Cette dépréciation correspond à l'écart entre la valeur comptable de ces activités et leur valeur économique estimée comme la somme des flux futurs de trésorerie actualisés attendus, nette de l'endettement. Elle résulte de la constatation, sur l'exercice 2005, d'une dégradation du résultat opérationnel de cette activité, due principalement à la hausse du coût des matières premières, notamment des matières plastiques, et de la difficulté pour les équipementiers de répercuter ces hausses de coûts dans leurs prix de vente. Elle prend en compte les plans opérationnels décidés et mis en œuvre par Faurecia pour redresser la marge opérationnelle de l'activité.

La dépréciation porte à hauteur de 138 millions d'euros sur l'écart d'acquisition des activités automobiles de Sommer Allibert et à hauteur de 42 millions d'euros sur les actifs corporels de ces activités.

↗ RÉSULTAT FINANCIER

Le résultat des charges de financement, nettes des produits sur prêts et placements de trésorerie est, pour l'exercice 2005, une charge de 59 millions d'euros, à comparer à une charge de 70 millions d'euros pour l'exercice 2004.

Les placements de trésorerie ont porté sur une moyenne journalière de 5 991 millions d'euros, essentiellement en zone euro, à un taux d'intérêt moyen de 2,25 %, générant un produit de 135 millions d'euros. Les placements de trésorerie comprennent pour l'essentiel des parts d'OPCVM monétaires gérés par des établissements financiers de premier plan et des titres de créances négociables émis par des émetteurs « investment grade », l'exigence de notations étant adaptée à la maturité des titres acquis. Après, pour cette dernière catégorie, swap les ramenant à un rendement de nature monétaire, le rendement est légèrement supérieur au taux interbancaire au jour le jour.

Les financements ont porté sur une moyenne journalière de 6 031 millions d'euros, à un taux d'intérêt moyen de 3,12 %, générant une charge de 188 millions d'euros. Ils incluent les émissions obligataires à dix ans et trente ans émises par le groupe, les financements de Faurecia, émis à des conditions de marge légèrement supérieures à celles de PSA PEUGEOT CITROËN, et le financement en monnaie locale des filiales hors Europe de la division automobile, notamment au Brésil et en Turquie.

↗ IMPÔT SUR LE RÉSULTAT DES SOCIÉTÉS INTÉGRÉES

La charge d'impôt sur le périmètre de consolidation par intégration globale s'établit comme suit :

(en millions d'euros)	2005	2004
Activités industrielles et commerciales	278	588
Banque PSA Finance	207	184
Total PSA PEUGEOT CITROËN	485	772

Cette charge d'impôt représente 31,7 % du résultat avant impôt, soit un niveau inchangé par rapport à celui de l'exercice 2004.

↗ RÉSULTAT NET DES SOCIÉTÉS MISES EN ÉQUIVALENCE

Le résultat des sociétés mises en équivalence est, pour l'exercice 2005, une perte de 55 millions d'euros, à comparer à un profit de 13 millions d'euros pour l'exercice 2004.

Les sociétés mises en équivalence comprennent pour l'essentiel d'une part la filiale du groupe en Chine, Dongfeng Peugeot Citroën Automobile (DPCA), détenue à parité par PSA PEUGEOT CITROËN et le groupe chinois Dong Feng Motors, d'autre part les coopérations avec d'autres constructeurs automobiles, lorsqu'elles font l'objet d'une structure juridique spécifique (cas des coopérations avec Fiat et Toyota).

Le résultat 2005 intègre, après prise en compte d'écritures de retraitement aux normes groupe et d'écritures de consolidation au titre des opérations réciproques, une contribution négative de 38 millions d'euros pour DPCA, à comparer à une contribution négative de 26 millions d'euros en 2004.

Avec 140 300 unités facturées pour 2005, DPCA a enregistré une forte hausse de ses volumes de ventes, de 57,4 % par rapport à l'année précédente (89 100 unités). Le chiffre d'affaires de DPCA s'est établi à 12 647 millions de yuans pour 2005, en progression de 49,5 % par rapport à 2004. La marge opérationnelle est négative de 593 millions de yuans et le résultat net de DPCA s'établit en perte de 397 millions de yuans ; le résultat est cependant en sensible amélioration de 173 millions de yuans par rapport au résultat net de 2004.

Au premier semestre de 2005, caractérisé par l'assainissement des stocks dans un contexte de guerre des prix, la marge opérationnelle de DPCA était négative de 762 millions de yuans et le résultat net était en perte de 636 millions de yuans. Au second semestre, DPCA a réussi à maintenir sa position commerciale en améliorant très sensiblement sa rentabilité avec 67 900 unités facturées, une marge opérationnelle positive de 169 millions de yuans et un résultat net positif de 239 millions de yuans. La performance du deuxième semestre s'explique par une baisse importante des prix de revient liée aux progrès de productivité de DPCA et à une efficacité fortement accrue de la politique d'achat, une politique commerciale préservant la rentabilité et enfin un effet de change favorable lié à l'évolution de la parité euro / yuan.

Du fait de ces évolutions, la contribution de DPCA qui était négative de 35 millions d'euros au premier semestre de 2005 est revenue proche de l'équilibre, à -3 millions d'euros, au second semestre.

La contribution de Toyota Peugeot Citroën Automobiles (TPCA) a été pour 2005 négative de 34 millions d'euros, à comparer à une contribution négative de 11 millions d'euros en 2004. Elle comprend, en 2005 comme en 2004, les coûts de démarrage, puis de montée en cadence de l'usine d'assemblage de Kolin qui produit en République tchèque, sur une même plate-forme, la Peugeot 107, la Citroën C1 et la Toyota Aygo. La production s'est élevée à 103 700 unités pour sa première année en 2005 et, après la mise en place d'une troisième équipe en septembre 2005, atteindra sa pleine capacité avec une production d'environ 300 000 unités en 2006.

FINANCEMENT DU GROUPE

STRATÉGIE DE FINANCEMENT

Le groupe PSA PEUGEOT CITROËN comprend d'une part des activités industrielles et commerciales, d'autre part des activités de financement qui ont des caractéristiques financières significativement distinctes et requièrent donc des stratégies de financement cohérentes mais spécifiques dans leurs modalités.

ACTIVITÉS INDUSTRIELLES ET COMMERCIALES

Pour les activités industrielles et commerciales, la stratégie de financement du groupe est basée sur l'obtention régulière de flux de trésorerie d'exploitation capables de couvrir les investissements corporels requis par le développement de ces activés et la modernisation des usines de production, permettant d'amener ces usines au meilleur niveau mondial d'efficacité. Ces flux de trésorerie doivent dégager, au-delà de la couverture des investissements, une trésorerie permettant la croissance des dividendes, l'amélioration régulière de la position financière nette des activités industrielles et commerciales et la politique de rachat d'actions.

La stratégie de financement vise à disposer, au-delà d'une position financière nette positive, de réserves de trésorerie importantes pour faire face à toutes éventualités. En conséquence, le groupe se porte emprunteur de fonds à long terme lorsqu'il dispose de conditions favorables sur le plan financier pour le faire, soit auprès d'établissements financiers nationaux ou supranationaux dédiant leurs financements à des investissements dont les caractéristiques correspondent à ceux du groupe, soit auprès des marchés financiers.

Faurecia dispose par ailleurs de financements spécifiques, dédiés notamment au financement des acquisitions d'entreprises effectuées au cours des dernières années. Compte tenu de la mise en œuvre de cette stratégie, la trésorerie des activités industrielles et commerciales, nette des banques créditrices, s'élève à fin 2005 à 3 568 millions d'euros.

Peugeot S.A. dispose par ailleurs, afin de compléter le cas échéant ces réserves de trésorerie, de lignes de crédit confirmées non tirées disponibles pour elle-même et GIE PSA Trésorerie et régulièrement renouvelées, qui s'élèvent à fin 2005 à 2 400 millions d'euros. Faurecia dispose de son côté de lignes de crédit confirmées, à hauteur de 1 600 millions d'euros, qui ne sont tirées qu'à hauteur de 200 millions d'euros à fin 2005.

BANQUE PSA FINANCE

Comme pour les activités industrielles, la stratégie de financement de Banque PSA Finance vise à mettre en place les moyens permettant d'assurer la pérennité de l'activité opérationnelle de la banque face à toute éventualité, en particulier sur les marchés financiers. Ces moyens sont en premier lieu des réserves de liquidités, qui excèdent en permanence 2 250 millions d'euros et se sont établies à fin 2005 à 2 585 millions d'euros ; ces réserves couvrent le risque de liquidité court terme de la banque. Ils consistent ensuite en une adéquation entre les échéances des ressources de financement tirées et celles des actifs de crédit de la clientèle finale ; cette adéquation permet d'assurer qu'à tout instant et pour chaque échéance future, la banque dispose de ressources supérieures aux actifs à financer et couvre ainsi le risque de liquidité à terme. Enfin, Banque PSA Finance dispose de lignes de crédit confirmées non tirées pour un montant total au 31 décembre 2005 de 6 000 millions d'euros, dont 3 300 millions d'euros à échéance juillet 2010 et 2 700 millions d'euros à échéance juin 2008.

La stratégie de financement de la banque repose également, pour en conforter la sécurité, sur la diversification la plus large de ses sources de financement (marchés interbancaires, papier commercial, certificats de dépôt, marché obligataire, medium term notes) et des types d'investisseurs avec lesquels ces opérations sont effectuées, afin d'éviter que des perturbations sur un marché financier déterminé puissent avoir des incidences significatives sur son fonctionnement. Dans ce cadre et à cette fin de diversification, la banque a développé depuis le début 2001 sa présence sur le marché de la titrisation en Europe, qui présente désormais une liquidité très large et des conditions de financement comparables à celles des autres sources de financement. La banque a ainsi procédé en juin 2001, juillet 2002 et février 2004 à trois opérations de cessions d'actifs de crédit à la clientèle finale pour respectivement 1 000, 1 500 et

1 000 millions d'euros, à un fonds commun de créances dont les titres ont été placés auprès d'un large panel d'investisseurs européens. Une nouvelle opération de titrisation est prévue au premier semestre de 2006.

Le financement de la banque repose enfin sur des fonds propres qui sont maintenus à un niveau élevé. À fin 2005, les fonds propres de la banque s'établissent à 9,61 % des encours de crédits totaux y compris encours titrisés. Le ratio de solvabilité européen de la banque s'établit à 9,3 % à fin 2004.

↗ COVENANTS FINANCIERS

Afin d'assurer la sécurité de l'ensemble des financements, tirés ou non tirés, de Banque PSA Finance, de PSA PEUGEOT CITROËN et de Faurecia, la politique du groupe est de limiter strictement dans les contrats de financement les clauses qui permettent aux prêteurs d'exiger une modification de l'échéancier contractuel des remboursements ou une modification des conditions financières du contrat. Sont exclues notamment les clauses liées aux changements de notation (« rating triggers ») ou les clauses liées à des changements de conditions économiques (« material adverse change »), sauf, dans ce dernier cas, pour les contrats avec certains prêteurs supranationaux qui exigent ce type de protection du fait de leur statut. Les clauses de remboursement anticipé liées à des ratios financiers sont, lorsqu'elles doivent être acceptées dans le cadre de pratiques habituelles de marché, rédigées de manière à en limiter l'impact éventuel.

La ligne de crédit non tirée à disposition de Peugeot S.A. comporte une clause de cette nature ; elle requiert que l'endettement net des activités industrielles et commerciales du groupe soit inférieur à une fois et demie ses fonds propres. À fin 2005, les activités industrielles et commerciales disposent d'une trésorerie nette de l'endettement de 381 millions d'euros. Le non-respect de ce ratio financier par Peugeot S.A. a pour effet de suspendre la possibilité de tirages supplémentaires et ne constitue pas un cas de remboursement anticipé des tirages existants.

La ligne de crédit confirmée de Faurecia comporte également une clause de cette nature qui requiert d'une part le respect d'un ratio maximum de 3,5 entre l'endettement net ajusté et l'EBITDA, et d'autre part, le respect d'un ratio minimum de 4,5 entre l'EBITDA et les intérêts nets. À fin 2005, ces deux ratios s'établissent respectivement à 2,19 et 11,58.

Le non-respect par Faurecia des valeurs maximale/minimale de ces ratios financiers à une date de référence donnée, ouvre la possibilité à chaque prêteur de demander individuellement, et pour sa propre quote-part seulement, l'accélération du remboursement des tirages en cours et la résiliation de sa participation au contrat qui poursuit ses effets avec les autres prêteurs.

Les lignes de crédit confirmées de Banque PSA Finance ne comportent aucun covenant financier autre que le respect des ratios exigés par la réglementation bancaire.

De manière à assurer l'indépendance du financement de Banque PSA Finance et de Faurecia, les contrats de financement des sociétés de chacune de ces divisions ne comportent aucune clause de défaut croisé avec les autres entités du groupe PSA PEUGEOT CITROËN.

↗ NOTATION

Peugeot S.A. et Banque PSA Finance font l'objet, pour les programmes de dettes à court et long terme qu'elles émettent sur les marchés financiers ou qui sont émis par leurs filiales avec leurs garanties, de notations sollicitées de la part de Standard & Poor's et de Moody's Investor Service.

Le 25 juin 2002, Standard & Poor's a confirmé les notations A- pour les dettes à long terme et A2 pour les dettes à court terme de Peugeot S.A., Banque PSA Finance et leurs filiales. Standard & Poor's a, dans le même temps, changé la perspective d'évolution de la notation de Banque PSA finance de stable à positive. Le 26 juillet 2005, Standard & Poor's a changé la perspective d'évolution de la notation de Peugeot S.A. de positive à stable. Les notes et la perspective ont été confirmées pour Peugeot S.A. et Banque PSA Finance les 12 janvier 2006 et 13 janvier 2006 respectivement.

Le 28 mai 2002, Moody's Investor Service a relevé la notation de Banque PSA Finance de A3 à A2 pour les dettes à long terme et de P2 à P1 pour les dettes à court terme, avec une perspective stable d'évolution de ces notations. Le 5 novembre 2002, Moody's Investor Service a confirmé la notation de Peugeot S.A. et ses filiales garanties, A3 pour les dettes à long terme et P2 pour les dettes à court terme. Le 18 juillet 2005, Moody's a modifié la perspective d'évolution de cette notation de positive à stable. Les notes et la perspective ont été confirmées pour Peugeot S.A. et Banque PSA Finance les 7 novembre 2005 et 18 juillet 2005 respectivement.

ANALYSE DES FLUX DE TRÉSORERIE

↗ FLUX D'EXPLOITATION DES ACTIVITÉS INDUSTRIELLES ET COMMERCIALES

Les flux d'exploitation des activités industrielles et commerciales s'élèvent pour 2005 à 3 278 millions d'euros, à comparer à 5 310 millions d'euros pour l'exercice 2004.

Marge brute d'autofinancement, investissements en immobilisations corporelles et flux totaux liés aux investissements - Activités industrielles et commerciales
(en millions d'euros)


4 171
3 918
2 793
3 689
3 762
2 862
2004
2005
Marge brute d'autofinancement
Flux totaux liés aux investissements
Investissements en immobilisations corporelles

La marge brute d'autofinancement des activités industrielles et commerciales atteint 3 689 millions d'euros et 6,7 % du chiffre d'affaires en 2005, à comparer à 4 171 millions d'euros et 7,6 % du chiffre d'affaires en 2004.

Le besoin en fonds de roulement des activités industrielles et commerciales s'est accru de 411 millions d'euros au cours de 2005, alors qu'il s'était réduit de 1 139 millions d'euros en 2004. Cette évolution résulte principalement d'une baisse du crédit fournisseur et, dans une moindre mesure, d'une hausse des stocks de véhicules montés, en partie compensées par les variations des crédits clients et les variations de provisions courantes.

Au cours du troisième trimestre de 2005, le marché automobile européen a été marqué par une évolution négative pour certains grands pays, notamment la France, ainsi que par un renforcement généralisé de la pression compétitive.

Dans ce contexte, PSA PEUGEOT CITROËN a renforcé son approche commerciale sélective, visant à protéger le niveau de ses marges unitaires. De ce fait, un ajustement significatif des programmes de production du second semestre et notamment du quatrième trimestre a été décidé afin d'éviter un gonflement excessif des stocks de voitures neuves.

Le marché automobile européen a connu ensuite, au quatrième trimestre, un recul généralisé, passant de 3 821 100 voitures au quatrième trimestre de 2004 à 3 711 000 pour les trois derniers mois de 2005, soit une baisse de 2,9 %. Dans un contexte commercial toujours marqué par de fortes campagnes promotionnelles, les immatriculations européennes du groupe ont reculé sur cette période de 2,8 %, en ligne avec le marché. En ce qui concerne les ventes aux réseaux de concessionnaires, le groupe a veillé à ne pas surcharger ceux-ci avec des niveaux de stocks excessifs.

En conséquence, les ventes de voitures neuves ont été, en Europe, en recul de 5,4 % sur le quatrième trimestre. De nouveaux ajustements de production ont été décidés sur la fin de 2005, sans toutefois éviter une croissance des stocks à fin décembre 2005.

Du fait de l'ensemble de ces évolutions, les stocks consolidés sont, à fin 2005, en hausse de 194 millions d'euros, résultant principalement d'une hausse de 187 millions d'euros des stocks de voitures neuves dans la division automobile. Y compris la part des réseaux de distribution directement contrôlés par le groupe, les stocks sont en hausse de 13 900 voitures par rapport à leur niveau de fin 2004.

Stocks de voitures neuves (hors joint-ventures)

(en unités)	Constructeur	Réseau propre	Total
31 décembre 2003	223 000	48 900	271 900
30 juin 2004	227 600	57 600	285 200
31 décembre 2004	236 700	54 200	290 900
30 juin 2005	286 600	61 000	347 600
31 décembre 2005	**249 800**	**55 000**	**304 800**

Le crédit fournisseur est, à fin 2005, en baisse de 618 millions d'euros par rapport à son niveau du 31 décembre 2004, principalement du fait d'une baisse de 622 millions d'euros des dettes aux fournisseurs de pièces série pour la division automobile. Sur le périmètre consolidé par intégration globale (c'est-à-dire hors les sociétés en coopération avec Toyota (TPCA) et Fiat (Sevel Nord et Sevel Sud) et hors la filiale à 50 % du groupe en Chine (DPCA)), les volumes de production du quatrième trimestre 2005, à 646 400 unités, sont en recul de 89 100 unités, soit 12,1 %, sur le niveau des trois derniers mois de 2004.

La variation des provisions courantes résulte pour l'essentiel de l'accroissement des provisions pour garantie et de la constitution d'une provision correspondant à l'amende prononcée en octobre 2005 par la Commission européenne, en raison d'infractions à la réglementation européenne en matière de concurrence qu'auraient relevées les services de la Commission aux Pays-Bas.

↗ FLUX D'EXPLOITATION DES ACTIVITÉS DE FINANCEMENT

Les flux d'exploitation des activités de financement ont dégagé un solde positif de 296 millions d'euros.

La marge brute d'autofinancement, qui reflète les résultats nets de l'activité, s'établit pour 2005 à 444 millions d'euros contre 390 millions d'euros en 2004. La variation des actifs et passifs d'exploitation dégage en 2005 un solde négatif de 148 millions d'euros, correspondant à la variation combinée des actifs de crédits, des refinancements mis en place, des placements correspondant à la réserve de liquidité disponible à tout moment et des dettes et créances diverses liées à l'exploitation.

↗ FLUX D'INVESTISSEMENTS

Les investissements corporels bruts du groupe s'établissent à 2 873 millions d'euros, à un niveau proche de celui de 2004 (2 804 millions d'euros). Pour les activités industrielles et commerciales, ils s'élèvent à 2 862 millions d'euros, à comparer à 2 793 millions d'euros en 2004. Ils s'inscrivent dans l'objectif du groupe de respecter une enveloppe maximale de 3 000 millions d'euros pour l'ensemble de ses investissements, principalement dédiés au développement et au renouvellement de ses gammes de produits, au renforcement de la productivité de ses usines et à son programme de développement international.

Investissements corporels bruts

(en millions d'euros)	2005	2004
Automobile	2 370	2 314
Gefco	49	75
Faurecia	423	390
Autres activités	20	14
Total activités industrielles et commerciales	**2 862**	**2 793**
Banque PSA Finance	11	11
Total PSA PEUGEOT CITROËN	**2 873**	**2 804**

Les cessions d'immobilisations corporelles s'établissent en 2005 à 63 millions d'euros, à comparer à 43 millions d'euros en 2004.

Les investissements incorporels s'établissent à 959 millions d'euros contre 1 002 millions d'euros en 2004. Ils comprennent pour l'essentiel les dépenses de développement de nouveaux produits, immobilisés conformément à la norme IFRS 38 (cf. 3.2. Frais de recherche et développement, ci-dessus). Les autres investissements incorporels comprennent principalement des logiciels informatiques.

Investissements incorporels

	2005	2004
Dépenses de développement capitalisées		
- Automobile	640	676
- Faurecia	216	209
- Total	856	885
Autres investissements incorporels	103	117
Total PSA PEUGEOT CITROËN	**959**	**1 002**

Les investissements financiers s'établissent à 11 millions d'euros, correspondant pour l'essentiel au rachat de parts d'actionnaires minoritaires au capital de sociétés contrôlées par Faurecia.

↗ FLUX DES OPÉRATIONS FINANCIÈRES

Y compris les activités de financement, le flux des opérations financières a représenté une consommation de 1 417 millions d'euros. Pour les activités industrielles et commerciales, ils représentent une consommation de 1 643 millions d'euros.

Ce flux des activités industrielles et commerciales comprend notamment en emplois le versement de dividendes par Peugeot S.A. à hauteur de 310 millions d'euros, à comparer à 321 millions d'euros en 2004. Il inclut également le rachat de 4 130 162 actions Peugeot S.A., à un cours moyen de 47,85 euros, correspondant à un montant global de 198 millions d'euros.

SITUATION FINANCIÈRE DU GROUPE

↗ CAPITAUX PROPRES

Le résultat de l'exercice 2005 permet, après paiement du dividende et impact des rachats d'actions de 2005, de conforter à nouveau les capitaux propres du groupe. Ceux-ci s'élèvent à fin 2005 à 14 406 millions d'euros, à comparer à 13 703 millions d'euros à fin 2004.

Par action, calculés sur le nombre d'actions hors autodétention, ils s'élèvent à 62,91 euros, en progression de 6,9 % sur le niveau atteint à fin 2004 (58,84 euros).

Les capitaux propres par action représentent, à fin 2005, 129 % du cours de l'action à cette même date (48,70 euros).

↗ POSITION FINANCIÈRE NETTE DES ACTIVITÉS INDUSTRIELLES ET COMMERCIALES

La position financière nette des activités industrielles et commerciales, dont le calcul est détaillé en note 37 aux états consolidés, est l'indicateur qui reflète le mieux la situation financière du groupe à l'égard des tiers financiers.

Elle intègre :

- la trésorerie disponible des activités industrielles et commerciales,
- les actifs financiers courants et les autres actifs financiers non courants qui sont composés pour l'essentiel de titres de placement. L'ensemble de ces titres de placement est constitué principalement d'un portefeuille de titres de créances négociables, constitué de manière à minimiser les risques de contrepartie du groupe et à assurer un haut niveau de liquidité ; la liquidité de ce portefeuille est par ailleurs confortée par deux lignes confirmées de mobilisation de ces créances auprès de banques de premier plan. Ces actifs financiers comprennent également des prêts, pour l'essentiel accordés à certaines sociétés en coopération, consolidées par mise en équivalence, ainsi qu'un portefeuille d'actions cotées sur les marchés financiers,
- les passifs financiers courants et non courants, constitués des dettes court et long terme correspondant pour l'essentiel à des titres émis sur les marchés financiers ou à des emprunts auprès des banques partenaires du groupe.

Au 31 décembre 2005, la position financière nette est positive de 381 millions d'euros, à comparer à un solde positif de 1 347 millions d'euros à fin 2004 et de 598 millions d'euros au 1er janvier 2004.

Pour 2005, le passage d'une position financière nette de 1 347 millions d'euros à fin 2004 à une position financière de 381 millions d'euros à fin 2005 résulte pour l'essentiel :

- d'un écart négatif de 73 millions d'euros entre marge brute d'autofinancement et flux d'investissements,
- d'une détérioration de 411 millions d'euros du besoin en fonds de roulement, détaillée ci-dessus,
- des dividendes payés aux actionnaires de Peugeot S.A. et de Faurecia, ainsi que des rachats d'actions Peugeot S.A., net du dividende versé par Banque PSA Finance à Peugeot S.A. L'ensemble de ce flux représente un décaissement net de 431 millions d'euros.

ENGAGEMENTS DE RETRAITES ET D'INDEMNITÉS DE FIN DE CARRIÈRE

Les salariés du groupe PSA PEUGEOT CITROËN bénéficient dans certains pays de prestations de retraite complémentaire, qui sont versées annuellement aux retraités, ou d'indemnités de fin de carrière, qui sont versées en une fois au moment du départ en retraite.

Les systèmes de retraite complémentaire sont soit de type prestations définies, auquel cas le salarié bénéficie de la part du groupe d'un complément de retraite fixé en fonction de paramètres tels que la durée de sa carrière, le montant de ses rémunérations, le montant des retraites versées par les organismes de Sécurité Sociale, soit de type cotisations définies, auquel cas le groupe n'a pas d'autre obligation que le paiement de ses cotisations.

Le groupe privilégie, dans la mise en œuvre de sa politique sociale, les systèmes à cotisations définies, mieux à même d'assurer la sécurité des prestations de retraite pour les salariés et d'éviter d'exposer l'entreprise aux risques financiers résultant des engagements pris.

Les principaux pays où le groupe est engagé sur des systèmes à prestations définies sont la France et le Royaume-Uni et, dans une moindre mesure, l'Allemagne.

En France, le groupe a décidé en 2002 de mettre fin au régime à prestations définies dont bénéficiaient les salariés hors Faurecia. À compter du 30 juin 2002, ce régime a été remplacé, pour le futur, par un régime à cotisations définies ; les droits acquis par les salariés au titre du régime précédent ont été figés et transférés à une compagnie d'assurance-vie moyennant le paiement d'une prime unique de 384 millions d'euros. Le régime précédent a cependant été maintenu pour les salariés âgés de plus de 59 ans à la date du transfert et un régime à prestations définies a été maintenu pour les cadres dirigeants du groupe. Un régime spécifique a été maintenu pour les anciens salariés de Chrysler France ; ce régime est toutefois fermé depuis 1981. En 2005, Faurecia a réduit de manière très importante le régime à prestations définies dont bénéficiaient les salariés des divisions Systèmes d'échappement et Sièges automobiles et mis en place en contrepartie un système à cotisations définies ; le régime antérieur a cependant été maintenu pour les personnels âgés de plus de 53 ans et ayant plus de 10 ans d'ancienneté à la date de la décision.

Par ailleurs, les conventions collectives accordent en France aux salariés le bénéfice d'indemnités de fin de carrière en fonction de la durée de celle-ci au sein de l'entreprise, avec un maximum de six mois de salaire.

Le montant des engagements du groupe en France est ainsi à fin 2005 de 963 millions d'euros au titre des engagements de retraite et 858 millions d'euros au titre des indemnités de fin de carrière, soit un total de 1 821 millions d'euros.

Au Royaume-Uni, les salariés du groupe bénéficient d'un régime de retraite à prestations définies. Toutefois, ce régime a été fermé aux nouveaux entrants à partir de mai 2002 et remplacé par un régime à cotisations définies. Les engagements du groupe s'élèvent fin 2005 à 1 768 millions d'euros.

En Allemagne, les salariés du groupe bénéficient de régimes à prestations définies. Les engagements du groupe à fin 2005 s'élèvent à 299 millions d'euros.

À fin 2005, les engagements du groupe, calculés comme la valeur actuelle des prestations futures à servir s'élèvent au total à 4 135 millions d'euros, à comparer à 3 876 millions d'euros à fin 2004. Les engagements se sont accrus de 278 millions d'euros du fait des nouveaux droits acquis par les salariés et de l'effet d'actualisation des droits précédemment acquis. Ils se sont réduits de 186 millions d'euros au titre des prestations servies au cours de l'exercice. Ils se sont accrus de 154 millions d'euros au titre des écarts actuariels, essentiellement du fait du changement de l'hypothèse de taux d'actualisation en zone euro (4 % au lieu de 4,5 %) pour 83 millions d'euros et de taux d'inflation au Royaume-Uni (2,50 % au lieu de 2,25 %) pour 51 millions d'euros et de la réévaluation de certains engagements en France, au Royaume-Uni et en Allemagne. Enfin les variations de change entraînent une augmentation de 49 millions de la valorisation en euros des engagements.

Afin de couvrir ces engagements, le groupe a versé à des institutions financières externes, sous des formes juridiques dépendant du pays d'application, des fonds destinés au paiement futur des charges correspondantes. Ces fonds sont complétés afin d'être ajustés au montant des engagements, la politique générale du groupe étant d'externaliser ces engagements. Des provisions sont constituées dans le bilan du groupe afin de compléter les fonds externalisés.

Les fonds servant à la couverture des engagements sont passés de 2 781 millions d'euros à fin 2004 à 3 037 millions d'euros à fin 2005, du fait de l'impact du rendement attendu des fonds (168 millions d'euros), des montants versés par le groupe (88 millions d'euros), des retraits effectués pour régler les prestations (178 millions d'euros), d'un rendement réel des fonds supérieur au rendement attendu (136 millions d'euros) et d'un impact des variations de change sur la valeur en euros des fonds (37 millions d'euros).

À fin 2005, les provisions inscrites au bilan s'élèvent à 1 106 millions d'euros contre 1 235 millions d'euros à fin 2004.

Les charges comptabilisées en charges opérationnelles au cours de chaque exercice correspondent principalement :

- aux droits supplémentaires acquis par les salariés au cours de cet exercice, les droits étant généralement dépendants de l'ancienneté acquise dans le groupe ;
- à l'amortissement des éléments différés provenant d'une part de changement d'hypothèses lors des réestimations périodiques, d'autre part de l'écart constaté entre le rendement réel et le rendement normatif des fonds externalisés.

Les charges comptabilisées en autres produits et charges comprennent :

- l'actualisation des droits existant en début d'exercice, compte tenu de l'écoulement d'une année ;
- le rendement normatif des fonds externalisés.

Sur cette base, le produit comptabilisé en marge opérationnelle pour 2005 s'élève à 62 millions d'euros, à comparer à une charge de 88 millions d'euros en 2004. Il inclut un produit de 92 millions au titre de la renégociation d'un contrat d'assurance concernant les engagements du groupe à l'égard des anciens salariés de Chrysler France ainsi qu'un produit de 40 millions d'euros relatif à la renégociation par Faurecia du système de retraite couvrant les salariés des divisions Systèmes d'échappement et Sièges automobiles. La charge comptabilisée en autres produits et charges s'élève à 19 millions d'euros contre 35 millions d'euros en 2004.

Pour les régimes à prestations définies en France, aucune obligation d'abonder les fonds ne pèse sur le groupe, hormis celle d'assurer les prestations aux bénéficiaires au fur et à mesure de leurs échéances. Hors France, les principaux versements sont effectués au Royaume-Uni où la réglementation, sur la base des engagements actuariels, de la valeur des fonds et des obligations de fondement minimum, conduira le groupe à effectuer des versements annuels de 58 millions d'euros jusqu'en 2007.

I RENTABILITÉ DES CAPITAUX EMPLOYÉS

DÉFINITION ET MÉTHODES

Le taux de rentabilité des capitaux employés est la mesure d'efficacité économique retenue par le groupe.

Les capitaux employés correspondent aux moyens que l'entreprise met en œuvre pour son activité opérationnelle. Ils correspondent :

- à l'ensemble des actifs non financiers, nets des passifs non financiers, des activités industrielles et commerciales
- à l'actif net de Banque PSA Finance.

Le résultat économique considéré est constitué du résultat net consolidé avant prise en compte :

- des charges de financement,
- des produits sur prêts et placements de trésorerie,
- des plus ou moins-values nettes de titres de placement,
- de l'impôt correspondant à ces postes, estimé sur la base du taux effectif d'imposition du groupe.

CAPITAUX EMPLOYÉS

Les capitaux employés à fin 2005 s'élèvent à 14 123 millions d'euros, en hausse de 1 720 millions d'euros par rapport à fin 2004. Cette hausse résulte, pour Banque PSA Finance, de la progression de sa situation nette due elle-même aux résultats enregistrés en 2005. Pour la division automobile, elle résulte de la progression des immobilisations, liée au programme d'investissement du groupe et, de manière conjoncturelle, de l'accroissement des besoins en fonds de roulement (cf. Flux d'exploitation des activités industrielles et commerciales ci-dessus).

Capitaux employés

(en millions d'euros)	31/12/2005	31/12/2004
Automobile	7 852	6 491
Banque PSA Finance	2 420	2 098
Gefco	442	476
Faurecia	3 609	3 655
Autres activités et éliminations	(200)	(317)
Total PSA PEUGEOT CITROËN	**14 123**	**12 403**

RENTABILITÉ DES CAPITAUX EMPLOYÉS

La rentabilité après impôt des capitaux employés diminue pour s'établir à 7,1 % après 12,9 % en 2004. Cette baisse reflète la baisse de la marge opérationnelle du groupe face à des capitaux employés en hausse, essentiellement du fait de la variation des besoins en fonds de roulement. La rentabilité après impôt des capitaux employés diminue pour la division automobile de 14,1 % en 2004 à 7,4 % en 2005.

GESTION DES RISQUES OPÉRATIONNELS ET FINANCIERS

RISQUES OPÉRATIONNELS

Le groupe s'est doté d'une organisation pour prévenir et gérer les risques opérationnels, qui a pour objectif de mettre en place les moyens de minimiser les conséquences d'événements pouvant compromettre son exploitation et de prévenir les risques de dysfonctionnement dans la conduite de ses projets ou dans la mise en œuvre de son organisation.

Le groupe assure la cohérence et la transversalité des actions menées au travers d'une direction centrale, la direction de la prévention et de la gestion des risques, qui élabore les méthodes de recensement et d'évaluation des risques et participe à la définition et au contrôle des plans de maîtrise des risques ; cette direction centrale s'appuie sur un réseau de correspondants ou d'experts dans les directions ou établissements du groupe qui sont chargés de déployer la politique de prévention et de suivre l'avancement des plans d'actions préventifs et correctifs. Dans ce cadre, les risques sont appréciés d'une manière détaillée au moyen d'une méthode unique et des programmes sont mis en œuvre annuellement pour les maîtriser. Les vulnérabilités potentielles sont ainsi identifiées en amont et les moyens de protection ou de prévention sont dimensionnés aux enjeux.

Les principaux risques opérationnels du groupe sont ceux qui peuvent interrompre ou compromettre la continuité de son exploitation dans ses activités de conception, de production ou de distribution de ses produits, ou qui peuvent mettre en péril son personnel ou ses actifs matériels ou immatériels. Il s'agit en particulier des risques de détérioration des installations de recherche, des sites informatiques, des unités de production ou de distribution, par des événements climatiques ou humains, ou des risques d'atteinte à l'intégrité ou à la confidentialité des systèmes d'information et des données qu'ils contiennent, ainsi qu'à l'image de l'entreprise.

↗ RISQUES LIÉS AUX INSTALLATIONS INDUSTRIELLES

Des programmes de prévention systématiques traitent en particulier des risques incendie, des carences des fournisseurs sur les approvisionnements et de la protection des parcs de véhicules. Le groupe investit dans des programmes de protection et de sauvegarde des données, de son personnel à une meilleure maîtrise de l'information.

Le groupe attache une importance particulière à la maîtrise de l'impact environnemental des sites industriels. La prévention des nuisances et des risques environnementaux est intégrée dans l'exploitation courante des moyens de production et des équipements généraux. Un pilotage central des fonctions dédiées à l'environnement industriel est assuré par la direction de la prévention et de la gestion des risques qui assure également un reporting environnemental centralisé.

Les organisations dédiées à la gestion environnementale, en particulier dans les établissements industriels du secteur automobile, satisfont aux exigences de la norme ISO 14001 relative au management environnemental. À l'échelle mondiale à fin 2005, 24 sites de production principaux du groupe ont été certifiés ISO 14001 dans le domaine automobile.

Un plan d'investissement annuel dédié à la réduction des nuisances et des risques environnementaux accompagne le déploiement du programme de certification. Par ailleurs, les projets industriels font l'objet d'un examen entre les concepteurs, le site industriel concerné, les experts des directions techniques et les spécialistes centraux de l'environnement afin d'identifier les enjeux et de déterminer les réponses à y apporter.

↗ RISQUES FOURNISSEURS

Les processus industriels sont dépendants des fournisseurs qui représentent plus de 70 % du prix de revient de fabrication des véhicules. Les risques liés à la qualité des fournisseurs, à leur solvabilité, leur pérennité et à la fiabilité des pièces qu'ils livrent font l'objet d'une surveillance étroite.

Pour ce faire, les fournisseurs sont sélectionnés selon sept principaux critères : la compétitivité, la qualité, l'aptitude à développer et à industrialiser de nouveaux produits, l'efficacité de la logistique, les capacités de recherche et développement, la présence à l'international et la pérennité.

Cette pérennité est appréciée sur les plans financier et stratégique, selon les axes suivants :
- situation financière,
- examen de la stratégie et des perspectives de croissance,

Les stratégies d'achat sont décidées par le comité de direction des achats lors du comité politique achats mensuel sur la base des critères ci-dessus.

↗ POLITIQUE D'ASSURANCE

La politique d'assurance du groupe s'appuie sur les démarches de prévention des risques ; elle est orientée vers la couverture de sinistres majeurs et prend en compte des franchises adaptées. Conclus avec des assureurs et réassureurs de premier rang, avec l'appui de cabinets de conseil en assurance spécialisés dans la couverture des grands risques, les programmes mondiaux d'assurance que le groupe a mis en place couvrent notamment au 1er janvier 2006 :

- les dommages matériels subis par le groupe ainsi que les pertes d'exploitation consécutives, jusqu'à un montant de 1 508 millions d'euros, hors Faurecia, et de 250 millions d'euros pour Faurecia ;
- les dommages corporels, matériels et immatériels subis par des tiers, qui pourraient engager la responsabilité civile du groupe, notamment du fait des produits fabriqués. Hors Faurecia, la couverture porte jusqu'à un montant de 152 millions d'euros ; Faurecia dispose à ce titre de couvertures spécifiques ;
- les véhicules neufs sur parcs jusqu'à 100 millions d'euros, ainsi que les véhicules et pièces en cours de transport dans une limite de 50 millions d'euros.

Les résultats des démarches du groupe en matière de prévention des risques et les appels d'offres lancés sur plusieurs lignes d'assurance dans un marché resté favorable ont permis au groupe de réduire significativement pour 2005 les primes versées par rapport à celles de l'exercice précédent. Pour 2006, les primes versées sont encore en baisse par rapport à 2005.

RISQUES JURIDIQUES

Le groupe PSA PEUGEOT CITROËN est exposé à des risques juridiques liés à sa situation d'employeur, de concepteur et de distributeur de véhicules, d'acheteur de composants et de fournisseur de services.

Ces différents risques sont maîtrisés par la mise en œuvre de politiques de prévention dans les domaines de l'hygiène et de la sécurité du travail, de l'environnement industriel, de la propriété industrielle et intellectuelle, ainsi que la priorité donnée à la maîtrise de la sécurité des véhicules et à la qualité de ses produits ou services.

Dans son activité automobile, le groupe peut, en particulier, se trouver confronté, dans certains cas, à des litiges pouvant naître à l'occasion de ses relations avec son réseau de distribution et avec sa clientèle. La distribution des véhicules et des services après-vente dans les pays de l'Union européenne a été modifiée par le Règlement d'exemption européen n° 1400/02 du 31 juillet 2002 sur la distribution automobile, dont la mise en œuvre définitive est intervenue au 1er octobre 2003. Afin de se mettre en conformité avec ce règlement, chaque marque du groupe a procédé à une réorganisation de son dispositif de distribution, jusqu'alors basé sur une distribution sélective et quantitative dans le cadre d'un contrat de concession réunissant les fonctions de vente et d'après-vente. Ce dispositif est désormais organisé autour de trois contrats juridiquement distincts :

- un contrat de vente de véhicules neufs, sur la base de critères qualitatifs et quantitatifs, le nombre de concessionnaires étant fixé pour chaque pays ;
- un contrat de réparateurs agréés et un contrat de distributeurs de pièces de rechange, devant répondre chacun à des critères de sélection qualitatifs.

Les trois types de contrats correspondants ont été mis en place avec les réseaux au 1er octobre 2003. Ni leur entrée en vigueur, ni leur exécution n'ont donné lieu à ce jour à des litiges significatifs.

À fin 2005, les sociétés du groupe ne sont pas exposées à des litiges ayant eu ou pouvant avoir un impact significatif sur ses comptes, hors la décision ci-après de la Commission européenne.

Une provision de 50 millions d'euros a été constituée au titre de l'amende prononcée par la Commission européenne à la suite de vérifications menées en 1999 et 2003 par ses services chez Automobiles Peugeot, Peugeot Deutschland GmbH et Peugeot Nederland NV. Dans une décision du 5 octobre 2005, la Commission a considéré qu'aux Pays-Bas, Automobiles Peugeot et sa filiale néerlandaise avaient mis en place des pratiques ayant pour objet ou pour effet de restreindre les ventes de véhicules à l'exportation et a prononcé contre elles, solidairement, une amende de 49,5 millions d'euros. La Commission a abandonné ses griefs à l'encontre des pratiques qu'elle avait dans un premier temps relevées en Allemagne.

Automobiles Peugeot et Peugeot Nederland NV ont formé un recours contre cette décision par devant le Tribunal de première instance des Communautés européennes, estimant que les éléments de droit et de fait n'étaient pas réunis pour constater une violation de l'article 81 alinéa 1 du traité instituant la Communauté européenne.

RISQUES FINANCIERS

↗ RISQUES DE LIQUIDITÉ

Les risques liés à l'accès aux sources de financement ainsi que les moyens mis en œuvre pour limiter l'effet de ces risques sont décrits dans le paragraphe « Stratégie de financement » notamment en ce qui concerne les clauses de contrats de financement qui pourraient en accélérer le remboursement ou en limiter la disponibilité.

↗ RISQUES DE CHANGE ET DE TAUX D'INTÉRÊT

Le groupe PSA PEUGEOT CITROËN est exposé dans ses activités industrielles et commerciales, et essentiellement dans son activité automobile, aux risques financiers pouvant résulter de la variation des cours de change de certaines monnaies du fait de la localisation respective de ses sites de production, situés principalement dans la zone euro, et de ses zones de vente. Ces risques ont été limités depuis le début 1999 par la mise en œuvre de l'euro, de sorte que les risques concernent désormais principalement la livre sterling et, dans une moindre mesure, les monnaies des pays d'Europe centrale, les monnaies des pays d'Amérique latine, la livre turque et le yen japonais.

La gestion du risque de change de l'activité automobile est basée sur un principe de facturation des entités de production du groupe aux entités de commercialisation dans la monnaie locale de ces dernières, sauf dans les cas exceptionnels où la réglementation locale ne le permet pas, auquel cas la facturation a lieu en euros ou en US dollars. Ces facturations inter-sociétés font l'objet, de manière systématique, d'une couverture de change à terme de leur règlement, qui est fixée sur la base du cycle d'exploitation des filiales, via la filiale spécialisée du groupe basée à Genève, PSA International, ou sous son contrôle par la filiale concernée lorsque la réglementation ne permet pas l'intervention de PSA International.

Le groupe n'effectue pas d'opération de couverture de change ferme sur ses ventes futures ; la marge opérationnelle est donc sujette dans le futur à des variations en fonction de l'évolution des taux de change. Cependant, afin de limiter les écarts négatifs qui peuvent résulter de variations de certaines monnaies, la division automobile a acquis des options de vente de livres sterling qui assurent un taux minimum de change pour ses ventes de véhicules au Royaume-Uni. À fin 2005, les options de vente de livres sterling portent sur un montant de 1 074 millions de livres sterling, couvrant 53 % des ventes de l'année 2006 au Royaume-Uni et leur prix d'exercice moyen est de 0,70 livre sterling pour un euro. Les achats d'options de vente de livres sterling pourront se poursuivre au début de 2006 en fonction des opportunités de marché pour correspondre à l'ensemble des ventes prévues pour l'année 2006.

Sur la base des chiffres de 2005, le groupe estime qu'une variation de 1 % de l'euro contre toutes monnaies a un impact de l'ordre de 69 millions d'euros sur la marge opérationnelle consolidée. En particulier, une variation de 1 % de la livre sterling contre euro a un impact de l'ordre de 25 millions d'euros sur la marge opérationnelle consolidée. L'estimation de ces impacts ne prend pas en compte l'effet potentiel de l'exercice des options de change acquises par le groupe.

Le groupe n'est pas exposé de manière significative dans ses activités industrielles et commerciales aux variations de taux d'intérêt.

La note 36 aux états financiers consolidés décrit la politique de gestion des risques du groupe et fournit des informations quantitatives pour les activités industrielles et commerciales et les activités de financement.

↗ RISQUES DE CONTREPARTIE

Le groupe accorde une attention particulière à la sécurité des paiements des biens et services qu'il délivre à ses clients. Les relations avec les concessionnaires des marques Peugeot et Citroën sont gérées dans le cadre de l'organisation de financement des ventes décrite ci-dessous. Les paiements des autres clients du groupe font l'objet de mécanismes appropriés de sécurisation. Par ailleurs, les règlements intragroupe font l'objet de manière systématique de couverture du risque politique à chaque fois que nécessaire.

Les opérations effectuées sur les marchés financiers pour la gestion des risques de change et de taux d'intérêt du groupe, la gestion de ses flux de paiement et la gestion de sa trésorerie l'exposent à des risques de contrepartie. Le groupe minimise ces risques par des procédures de contrôle interne limitant le choix à des contreparties de premier plan.

↗ RISQUES SPÉCIFIQUES LIÉS À L'ACTIVITÉ DE FINANCEMENT

La division financement du groupe a pour principales activités d'une part de financer les stocks de véhicules neufs et de pièces de rechange des concessionnaires et d'autre part d'offrir à la clientèle finale une gamme complète de financements sous forme de crédit ou de location avec ou sans option d'achat, et de services associés.

La division financement est ainsi exposée à des risques relatifs à la solvabilité de ses débiteurs. Les risques sur les concessionnaires, qui sont répartis sur un grand nombre de contreparties, sont gérés en interne par des comités de crédit dans chaque pays et un comité central de crédit, qui agissent dans le cadre de limites définies et contrôlées. Les risques sur la clientèle finale, qui sont répartis sur un nombre plus grand encore de contreparties, sont gérés par des procédures de score, les risques sur les clients d'importance unitaire significative étant gérés suivant des procédures analogues à celles décrites ci-dessus pour la gestion des risques sur les concessionnaires.

Les risques font systématiquement l'objet de provisions, qui sont constituées pour l'activité clientèle finale dès l'apparition d'un impayé, en fonction des données historiques de risques de pertes et de recouvrement. Pour l'activité de financement des réseaux, les risques individuels significatifs font l'objet, lorsqu'ils sont avérés, de provisions spécifiques.

Le refinancement de cette activité est assuré par les capitaux propres qui lui sont assignés, par émissions de titres sur les marchés financiers et emprunts auprès de banques et par des opérations de titrisations de créances. Ces mécanismes exposent la division financement à des risques liés à l'adéquation des échéances, des devises et des conditions de taux d'intérêt de l'actif et du passif.

La politique du groupe vise à neutraliser l'effet des variations de taux d'intérêt et des fluctuations de cours de change sur la marge opérationnelle de l'activité de financement. Les risques sont gérés en conséquence par l'utilisation d'instruments financiers appropriés, de manière à assurer la convergence effective des structures de taux d'intérêt et de devises des actifs et des passifs.

En ce qui concerne l'actif, les nouveaux crédits à la clientèle finale font l'objet, dès leur accord, d'un swap de taux d'intérêt opéré sur le marché financier de manière à ramener leur rémunération sur une base de taux variable à trois mois ; dans la pratique, ces swaps sont effectués à la fin de chaque période décadaire sur les crédits accordés au cours de la période de dix jours précédente, les crédits étant regroupés par échéance homogène. Les crédits aux réseaux de concessionnaires étant de leur côté accordés par référence à des taux de court terme et la réserve de liquidités étant investie également en référence à ces mêmes taux, cette technique permet ainsi de constituer l'actif de la banque en un ensemble rémunéré sur la base de taux à court terme.

En ce qui concerne le passif, tout nouvel emprunt est, via les instruments financiers appropriés, ramené dans la monnaie des actifs qu'il finance et, lorsqu'il est à taux fixe pour une échéance supérieure à six mois, ramené à une structure de taux variable à trois mois.

Pour les activités de Banque PSA Finance dans les pays émergeants, où les marchés de swaps sont peu liquides, les actifs sont conservés à taux fixe et les financements sont également à taux fixe, sur des durées correspondant aux échéances de l'actif.

L'ensemble de cette gestion permet ainsi de neutraliser le risque de change et de taux d'intérêt du bilan de la banque.

Afin d'assurer un coût maximum de refinancement pour les nouveaux encours de crédit à la clientèle finale qui seront accordés en euros en 2006, Banque PSA Finance a acheté des swaptions (options de swap de taux d'intérêt) à échéance des trois premiers trimestres 2006, pour un montant notionnel de 3 768 millions d'euros. Les maturités des swaps sous-jacents (de un à cinq ans) correspondent aux maturités des encours prévisionnels à produire sur ces mêmes périodes. Les achats de swaptions pourront être prolongés en fonction des opportunités de marché dans le courant de 2006.

La nécessité de disposer à chaque instant des ressources nécessaires au refinancement expose le groupe à un risque de liquidité. Celui-ci est couvert dans le cadre de la stratégie de diversification forte des ressources, par une adéquation des échéances des financements à celles des actifs, par des liquidités disponibles, par des lignes de crédit confirmées non tirées et enfin par une capitalisation adéquate de Banque PSA Finance.

07 DONNÉES STATISTIQUES



↗ GROUPE PSA PEUGEOT CITROËN - VENTES MONDIALES CONSOLIDÉES

(voitures particulières et véhicules utilitaires légers)	2005	2004	2003
Ventes Europe occidentale			
France :			
Peugeot	435 000	440 000	445 100
Citroën	342 100	332 500	343 300
PSA PEUGEOT CITROËN	**777 100**	**772 500**	**788 400**
Autres pays d'Europe occidentale :			
Peugeot	822 500	888 700	907 000
Citroën	760 900	763 500	773 400
PSA PEUGEOT CITROËN	**1 583 400**	**1 652 200**	**1 680 400**
Total ventes Europe occidentale			
Peugeot	1 257 500	1 328 700	1 352 100
Citroën	1 103 000	1 096 000	1 116 700
PSA PEUGEOT CITROËN	**2 360 500**	**2 424 700**	**2 468 800**
Ventes hors d'Europe occidentale			
Europe centrale et orientale et Turquie :			
Peugeot	130 300	147 100	142 100
Citroën	79 400	73 300	74 800
PSA PEUGEOT CITROËN	**209 700**	**220 400**	**216 900**
Afrique :			
Peugeot	60 100	62 900	56 700
Citroën	23 500	27 100	19 000
PSA PEUGEOT CITROËN	**83 600**	**90 000**	**75 700**
Amérique :			
Peugeot	143 100	114 000	89 100
Citroën	51 400	40 000	29 800
PSA PEUGEOT CITROËN	**194 500**	**154 000**	**118 900**
Asie-Océanie :			
Peugeot	378 500	347 500	246 100
Citroën	133 400	107 700	128 900
PSA PEUGEOT CITROËN	**511 900**	**455 200**	**375 000**
Autres :			
Peugeot	26 000	27 000	27 500
Citroën	3 800	4 000	3 300
PSA PEUGEOT CITROËN	**29 800**	**31 000**	**30 800**
Total ventes hors d'Europe occidentale			
Peugeot	738 000	698 500	561 500
Citroën	291 500	252 100	255 800
PSA PEUGEOT CITROËN	**1 029 500**	**950 600**	**817 300**
Total ventes mondiales			
Peugeot	1 995 500	2 027 200	1 913 600
Citroën	1 394 500	1 348 100	1 372 500
PSA PEUGEOT CITROËN	**3 390 000**	**3 375 300**	**3 286 100**

↗ IMMATRICULATIONS DE VOITURES PARTICULIÈRES SUR LES MARCHÉS EUROPÉENS

	2005	2004	2003
France	2 067 800	2 013 700	2 009 200
Allemagne	3 321 100	3 266 800	3 236 900
Autriche	307 900	311 300	300 100
Belgique-Luxembourg	527 500	533 000	502 400
Danemark	146 700	121 500	96 100
Espagne	1 528 800	1 517 300	1 382 100
Finlande	148 000	142 400	147 200
Grèce	269 700	289 700	257 300
Irlande	171 700	154 100	145 200
Islande	18 100	12 000	10 000
Italie	2 234 200	2 264 700	2 247 000
Norvège	109 900	115 700	89 900
Pays-Bas	465 200	483 800	488 900
Portugal	203 400	197 600	189 800
Royaume-Uni	2 439 700	2 567 300	2 579 100
Suède	274 300	264 200	261 200
Suisse	264 400	269 400	270 300
Total Europe occidentale (18 pays)	**14 498 400**	**14 524 500**	**14 212 700**

Source : C.C.F.A.

↗ IMMATRICULATIONS DE VÉHICULES UTILITAIRES LÉGERS SUR LES MARCHÉS EUROPÉENS

	2005	2004	2003
France	420 100	408 500	381 600
Allemagne	199 900	195 100	186 400
Autriche	29 000	29 000	25 600
Belgique-Luxembourg	65 600	62 200	55 800
Danemark	57 200	46 300	32 800
Espagne	387 100	334 300	297 400
Finlande	16 000	18 400	15 500
Grèce	23 400	23 000	18 300
Irlande	37 100	30 300	30 900
Islande	2 400	1 800	1 200
Italie	204 000	215 300	203 700
Norvège	36 800	33 900	27 200
Pays-Bas	66 200	87 200	77 500
Portugal	69 900	71 200	69 200
Royaume-Uni	330 400	336 000	309 900
Suède	35 000	31 400	28 500
Suisse	22 600	21 500	20 200
Total Europe occidentale (18 pays)	**2 002 700**	**1 945 400**	**1 781 700**

Source : C.C.F.A.

↗ IMMATRICULATIONS DE VOITURES PARTICULIÈRES ET VÉHICULES UTILITAIRES LÉGERS EN EUROPE PAR CONSTRUCTEUR

	2005		2004		2003	
	Unités	Part de marché (%)	Unités	Part de marché (%)	Unités	Part de marché (%)
Marque Peugeot	1 254 100	7,6	1 318 000	8,0	1 356 100	8,5
Marque Citroën	1 100 900	6,7	1 086 500	6,6	1 103 800	6,9
PSA PEUGEOT CITROËN	**2 355 000**	**14,3**	**2 404 500**	**14,6**	**2 459 900**	**15,4**
Groupe Volkswagen	2 931 700	17,8	2 786 500	16,9	2 715 700	17,0
Groupe Ford	1 822 000	11,0	1 862 000	11,3	1 775 000	11,1
Renault	1 715 300	10,4	1 779 700	10,8	1 773 900	11,1
Groupe General Motors	1 669 400	10,1	1 566 600	9,5	1 518 000	9,5
Groupe Fiat	1 206 600	7,3	1 308 800	8,0	1 295 600	8,1
Daimler-Chrysler	1 061 000	6,4	1 074 700	6,5	1 074 200	6,7
Groupe Toyota	859 100	5,2	818 100	5,0	765 700	4,8
BMW	773 000	4,7	705 400	4,3	631 400	4,0
Marques japonaises	1 352 500	8,2	1 347 000	8,2	1 269 500	7,9
Coréens	617 700	3,7	619 700	3,8	502 800	3,1
Autres marques	137 800	0,8	196 900	1,2	212 700	1,3

Source : C.C.F.A.

↗ GROUPE PSA PEUGEOT CITROËN - IMMATRICULATIONS DE VOITURES PARTICULIÈRES SUR LES MARCHÉS EUROPÉENS

	2005		2004		2003	
	Unités	Part de marché (%)	Unités	Part de marché (%)	Unités	Part de marché (%)
France	633 500	30,6	620 000	30,8	650 700	32,4
Allemagne	189 400	5,7	181 000	5,5	189 100	5,8
Autriche	29 200	9,5	28 300	9,1	28 800	9,6
Belgique-Luxembourg	108 100	20,5	108 600	20,4	112 000	22,3
Danemark	26 500	18,1	24 600	20,3	24 800	25,8
Espagne	313 100	20,5	318 200	21,0	303 200	21,9
Finlande	15 500	10,5	16 700	11,7	17 700	12,0
Grèce	24 500	9,1	31 700	10,9	31 500	12,3
Irlande	13 200	7,7	11 800	7,6	11 700	8,1
Islande	800	4,3	500	3,9	400	3,9
Italie	225 100	10,1	252 700	11,2	248 900	11,1
Norvège	9 500	8,7	11 000	9,6	10 500	11,7
Pays-Bas	62 200	13,4	68 900	14,2	80 500	16,5
Portugal	36 100	17,7	35 300	17,9	37 200	19,6
Royaume-Uni	243 900	10,0	273 400	10,7	302 500	11,7
Suède	29 200	10,7	27 900	10,6	27 800	10,7
Suisse	24 800	9,4	25 900	9,6	27 800	10,3
Total Europe occidentale (18 pays)	**1 984 600**	**13,7**	**2 036 500**	**14,0**	**2 105 100**	**14,8**

↗ GROUPE PSA PEUGEOT CITROËN - IMMATRICULATIONS DE VÉHICULES UTILITAIRES LÉGERS SUR LES MARCHÉS EUROPÉENS

	2005		2004		2003	
	Unités	**Part de marché (%)**	Unités	Part de marché (%)	Unités	Part de marché (%)
France	151 500	36,1	152 100	37,2	142 900	37,5
Allemagne	12 700	6,3	12 000	6,2	11 600	6,2
Autriche	2 900	10,0	2 900	10,0	2 600	10,2
Belgique-Luxembourg	14 800	22,6	14 000	22,5	14 500	25,9
Danemark	7 200	12,6	7 300	15,8	6 400	19,5
Espagne	81 300	21,0	73 800	22,1	72 600	24,4
Finlande	2 200	13,8	2 400	13,3	2 500	15,9
Grèce	900	3,7	1 300	5,9	1 400	7,6
Irlande	4 200	11,4	3 800	12,7	4 200	13,5
Islande	100	5,7	200	9,3	100	10,3
Italie	15 500	7,6	18 000	8,3	16 000	7,9
Norvège	5 000	13,7	4 800	14,0	3 600	13,3
Pays-Bas	7 200	10,8	11 500	13,2	12 000	15,5
Portugal	16 200	23,2	16 400	23,0	15 800	22,8
Royaume-Uni	39 400	11,9	39 100	11,7	40 800	13,2
Suède	6 100	17,6	5 500	17,6	5 300	18,5
Suisse	3 200	14,0	2 900	13,3	2 500	12,0
Total Europe occidentale (18 pays)	**370 400**	**18,5**	**368 000**	**18,9**	**354 800**	**19,9**

↗ GROUPE PSA PEUGEOT CITROËN - IMMATRICULATIONS DE VOITURES PARTICULIÈRES ET VÉHICULES UTILITAIRES LÉGERS SUR LES MARCHÉS EUROPÉENS

	2005		2004		2003	
	Unités	**Part de marché (%)**	Unités	Part de marché (%)	Unités	Part de marché (%)
France	785 000	31,6	772 100	31,9	793 700	33,2
Allemagne	202 100	5,7	193 000	5,6	200 600	5,9
Autriche	32 100	9,5	31 200	9,2	31 400	9,6
Belgique-Luxembourg	122 900	20,7	122 500	20,6	126 500	22,7
Danemark	33 700	16,5	32 000	19,1	31 200	24,2
Espagne	394 400	20,6	392 000	21,2	375 800	22,4
Finlande	17 700	10,8	19 100	11,9	20 200	12,4
Grèce	25 400	8,7	33 000	10,6	32 900	12,0
Irlande	17 400	8,4	15 600	8,5	15 900	9,0
Islande	900	4,5	600	4,6	500	4,6
Italie	240 500	9,9	270 700	10,9	264 900	10,8
Norvège	14 600	9,9	15 800	10,6	14 100	12,1
Pays-Bas	69 300	13,0	80 400	14,1	92 500	16,3
Portugal	52 300	19,1	51 700	19,2	53 000	20,5
Royaume-Uni	283 300	10,2	312 600	10,8	343 400	11,9
Suède	35 400	11,4	33 400	11,3	33 100	11,4
Suisse	28 000	9,8	28 800	9,9	30 200	10,4
Total Europe occidentale (18 pays)	**2 355 000**	**14,3**	**2 404 500**	**14,6**	**2 459 900**	**15,4**

↗ MARQUE PEUGEOT - IMMATRICULATIONS DE VOITURES PARTICULIÈRES ET VÉHICULES UTILITAIRES LÉGERS SUR LES MARCHÉS EUROPÉENS

	2005		2004		2003	
	Unités	**Part de marché (%)**	Unités	Part de marché (%)	Unités	Part de marché (%)
France	436 000	17,5	440 200	18,2	450 700	18,9
Allemagne	122 100	3,5	126 400	3,7	128 200	3,7
Autriche	18 100	5,4	19 200	5,7	20 100	6,2
Belgique-Luxembourg	63 300	10,7	63 200	10,6	64 000	11,5
Danemark	18 100	8,9	18 200	10,9	17 700	13,7
Espagne	181 400	9,5	186 900	10,1	176 400	10,5
Finlande	9 800	5,9	11 000	6,8	10 700	6,6
Grèce	11 500	3,9	15 700	5,0	16 700	6,1
Irlande	10 900	5,2	10 200	5,5	9 500	5,4
Islande	400	1,9	300	1,9	200	2,3
Italie	103 900	4,3	115 100	4,6	125 600	5,1
Norvège	9 200	6,3	10 400	6,9	9 500	8,1
Pays-Bas	43 900	8,3	51 500	9,0	59 100	10,4
Portugal	28 400	10,4	29 000	10,8	29 900	11,6
Royaume-Uni	161 300	5,8	183 500	6,3	201 000	7,0
Suède	21 000	6,8	21 100	7,2	19 800	6,8
Suisse	14 800	5,2	16 100	5,5	17 000	5,9
Total Europe occidentale (18 pays)	**1 254 100**	**7,6**	**1 318 000**	**8,0**	**1 356 100**	**8,5**

↗ MARQUE CITROËN - IMMATRICULATIONS DE VOITURES PARTICULIÈRES ET VÉHICULES UTILITAIRES LÉGERS SUR LES MARCHÉS EUROPÉENS

	2005		2004		2003	
	Unités	**Part de marché (%)**	Unités	Part de marché (%)	Unités	Part de marché (%)
France	349 000	14,0	331 900	13,7	343 000	14,4
Allemagne	79 900	2,3	66 600	1,9	72 500	2,1
Autriche	14 000	4,2	12 000	3,5	11 300	3,5
Belgique-Luxembourg	59 600	10,1	59 400	10,0	62 500	11,2
Danemark	15 600	7,6	13 700	8,2	13 500	10,5
Espagne	213 000	11,1	205 100	11,1	199 400	11,9
Finlande	8 000	4,9	8 100	5,1	9 400	5,8
Grèce	13 800	4,7	17 300	5,5	16 200	5,9
Irlande	6 600	3,2	5 400	3,0	6 400	3,7
Islande	500	2,6	400	2,7	300	2,3
Italie	136 600	5,6	155 600	6,3	139 300	5,7
Norvège	5 400	3,7	5 400	3,7	4 700	4,0
Pays-Bas	25 400	4,8	28 800	5,1	33 400	5,9
Portugal	23 900	8,7	22 700	8,4	23 100	8,9
Royaume-Uni	122 000	4,4	129 100	4,5	142 300	4,9
Suède	14 400	4,6	12 300	4,2	13 300	4,6
Suisse	13 200	4,6	12 700	4,3	13 200	4,5
Total Europe occidentale (18 pays)	**1 100 900**	**6,7**	**1 086 500**	**6,6**	**1 103 800**	**6,9**

↗ GROUPE PSA PEUGEOT CITROËN - VENTES MONDIALES HORS D'EUROPE OCCIDENTALE

(voitures particulières et véhicules utilitaires légers)	2005	2004	2003
Europe centrale et orientale et Turquie	**209 700**	**220 400**	**216 900**
Turquie	52 400	59 300	40 900
Pologne	32 500	36 700	46 900
Hongrie	17 400	24 800	29 500
Russie	16 500	14 700	12 200
Roumanie	15 300	10 700	7 700
République tchèque	14 300	15 500	17 200
Croatie	13 100	13 700	15 500
Slovénie	10 800	12 600	13 900
Slovaquie	10 100	9 100	10 200
Autres	27 300	23 300	22 900
Afrique	**83 600**	**90 000**	**75 700**
Algérie	19 400	27 800	21 500
Afrique du Sud	16 000	14 700	7 500
Maroc	15 900	18 000	15 300
Autres	32 300	29 500	31 400
Amérique	**194 500**	**154 000**	**118 900**
Brésil	81 900	64 500	56 100
Argentine	52 800	35 800	17 300
Chili	17 700	16 000	14 500
Mexique	17 100	16 200	13 700
Autres	25 000	21 500	17 300
Asie - Océanie	**511 900**	**455 200**	**375 000**
Iran	304 300	292 500	199 200
Chine	141 000	89 700	104 000
Japon	12 300	14 700	16 400
Israël	11 500	10 900	12 100
Autres	42 800	47 400	43 300

↗ EFFECTIFS DU GROUPE

	2005	2004	2003
Automobile	**139 500**	**139 400**	**134 700**
Dont :			
- France	99 000	100 400	98 000
- Autres pays	40 500	38 900	36 700
Banque PSA Finance	2 400	2 400	2 200
Gefco	9 400	8 800	8 400
Faurecia	55 000	54 400	51 900
Autres activités et holding	2 200	2 600	2 700
Total PSA PEUGEOT CITROËN	**208 500**	**207 600**	**199 900**
Dont :			
- France	126 100	128 300	124 700
- Autres pays	82 400	79 300	75 200

↗ GROUPE PSA PEUGEOT CITROËN - PRODUCTION PAR MODÈLE

(voitures particulières et véhicules utilitaires légers)	2005	2004	2003
Marque Peugeot			
106	-	-	35 900
107	34 600	-	-
1007	73 800	1 100	-
206	669 900	795 100	816 500
307	515 400	583 700	573 300
405	169 700	209 200	126 100
406	2 600	25 900	101 000
407	259 000	165 000	-
504/Paykan	-	1 800	3 200
607	18 800	18 100	21 500
807	28 100	31 200	35 100
Expert	33 200	32 600	28 500
Partner	144 800	143 000	135 700
J9	1 500	4 200	3 200
Boxer	44 100	45 200	40 600
Autres	900	100	2 000
Total	**1 996 400**	**2 056 200**	**1 922 600**
dont véhicules équipés de moteurs diesel	985 200	965 700	911 600
dont voitures particulières	1 809 000	1 859 100	1 744 100
dont véhicules utilitaires légers	187 400	197 100	178 500
Marque Citroën			
Saxo	-	-	59 900
C1	34 600	-	-
C2	124 800	149 300	71 000
C3	289 300	375 600	383 100
ZX	97 600	64 800	96 000
C4	244 300	51 700	-
Xsara	191 900	293 900	354 100
C5	80 900	100 600	110 700
Xantia	14 000	11 900	3 800
C8	23 000	24 000	27 700
Jumpy	32 100	29 700	29 800
C15	26 600	24 700	29 200
Berlingo	170 100	176 200	179 500
Jumper	49 100	46 500	42 100
Autres	800	-	-
Total	**1 379 100**	**1 348 900**	**1 386 900**
dont véhicules équipés de moteurs diesel	743 200	778 400	740 900
dont voitures particulières	1 173 700	1 145 400	1 189 000
dont véhicules utilitaires légers	205 400	203 500	197 900
Total PSA PEUGEOT CITROËN	**3 375 500**	**3 405 100**	**3 309 500**
dont véhicules équipés de moteurs diesel	1 728 400	1 744 100	1 652 500
dont voitures particulières	2 982 700	3 004 500	2 933 100
dont véhicules utilitaires légers	392 800	400 600	376 400

↗ GROUPE PSA PEUGEOT CITROËN - OUTIL INDUSTRIEL

Sites de montage	Modèles fabriqués au 1er janvier 2006	Production 2005
Usines terminales		
Aulnay (France)	C2, C3	283 100
Madrid (Espagne)	207, C3, C3 Pluriel	116 900
Mangualde (Portugal)	Citroën Berlingo, Peugeot Partner	53 400
Mulhouse (France)	206, 206 CC, 307, C4	405 000
Palomar (Argentine)	206, 307, Citroën Berlingo, Peugeot Partner	66 000
Poissy (France)	207, 1007, 206	329 200
Porto Real (Brésil)	206, 206 SW, C3, Xsara Picasso	93 500
Rennes (France)	C5, C5 break, C6, 407, 407 SW, 407 Coupé	340 700
Ryton (Grande-Bretagne)	206, 206 SW	130 200
Sochaux (France)	307, 307 break, 307 SW, 307 CC, 607	413 300
Vigo (Espagne)	Xsara Picasso, Citroën Berlingo, Peugeot Partner	441 400
Usines mécanique et bruts		
Asnières (France)	Décolletage, hydraulique	-
Caen (France)	Liaisons au sol et transmissions	-
Charleville (France)	Fonderie d'aluminium et de ferreux	-
Melun-Sénart (France)	Pièces de rechange	-
Metz (France)	Boîtes de vitesses	1 750 000
Saint-Ouen (France)	Emboutissage	-
Sept-Fons (France)	Fonderie de ferreux	-
Trémery (France)	Moteurs essence EW et moteurs diesel DV et DW	1 903 300
Valenciennes (France)	Boîtes de vitesses	1 574 800
Vesoul (France)	Expédition CKD, pièces de rechange	-

↗ FILIALES COMMUNES AVEC D'AUTRES CONSTRUCTEURS (Situation au 31 décembre 2005)

Filiales	Production	Production 2005
France		
Française de Mécanique		
50 % Peugeot Citroën Automobiles	Fonderie de ferreux	
50 % Renault	Moteurs : - TU + TUF	895 400
	- DV	515 300
	- D (Renault)	354 000
	- ES/L	13 000
Sevelnord		
50 % Peugeot Citroën Automobiles	Peugeot 807	28 100
50 % Fiat	Peugeot Expert	33 200
	Citroën C8	23 000
	Citroën Jumpy	32 100
	Fiat Ulysse	-
	Fiat Scudo	-
	Lancia Phedra	-
	Production totale	151 100
Étranger		
Società Europea Veicoli Leggeri (Italie)		
50 % Peugeot Citroën Automobiles	Peugeot Boxer	42 700
50 % Fiat	Citroën Jumper	47 900
	Fiat Ducato	-
	Production totale	200 600
Toyota Peugeot Citroën Automobiles - TPCA (République tchèque)		
50 % Peugeot Citroën Automobiles	Peugeot 107	34 600
50 % Toyota Motor Corporation	Citroën C1	34 600
	Toyota Aygo	-
	Production totale	103 700

08 COMPTES CONSOLIDÉS

COMPTES DE RÉSULTATS CONSOLIDÉS

	2005			
(en millions d'euros)	Activités industrielles et commerciales	Activités de financement	Éliminations	Total
Chiffre d'affaires (note 4)	**54 887**	**1 656**	**(276)**	**56 267**
Coûts des biens et services vendus	(43 803)	(739)	276	(44 266)
Frais généraux et commerciaux	(7 862)	(310)	-	(8 172)
Frais d'études, de recherche et de développement (note 7)	(1 889)	-	-	(1 889)
Marge opérationnelle	**1 333**	**607**	**-**	**1 940**
Autres produits et (charges) (note 8)	(352)	1	-	(351)
Produits sur prêts, titres de placement et trésorerie (note 9)	355	-	-	355
Charges de financement (note 10)	(414)	-	-	(414)
Résultat avant impôt des sociétés intégrées	**922**	**608**	**-**	**1 530**
Impôts courants	(189)	(178)	-	(367)
Impôts différés	(89)	(29)	-	(118)
Impôts sur les résultats (note 11)	**(278)**	**(207)**	**-**	**(485)**
Résultat net des sociétés mises en équivalence (note 15)	(55)	-	-	(55)
Résultat net consolidé	**589**	**401**	**-**	**990**
Dont part du groupe	631	398	-	1 029
Dont part des minoritaires	(42)	3	-	(39)
(en euros)				
Résultat net par action de 1 euro (note 12)				4,47
Résultat net dilué par action de 1 euro (note 12)				4,46

Les notes figurant aux pages 148 à 217 font partie intégrante des états financiers consolidés.

(en millions d'euros)	2004 Activités industrielles et commerciales	Activités de financement	Éliminations	Total
Chiffre d'affaires (note 4)	**54 745**	**1 601**	**(241)**	**56 105**
Coûts des biens et services vendus	(43 374)	(784)	241	(43 917)
Frais généraux et commerciaux	(7 606)	(299)	-	(7 905)
Frais d'études, de recherche et de développement (note 7)	(1 802)	-	-	(1 802)
Marge opérationnelle	**1 963**	**518**	**-**	**2 481**
Autres produits et (charges) (note 8)	32	(4)	-	28
Produits sur prêts, titres de placement et trésorerie (note 9)	319	-	-	319
Charges de financement (note 10)	(389)	-	-	(389)
Résultat avant impôt des sociétés intégrées	**1 925**	**514**	**-**	**2 439**
Impôts courants	(347)	(120)	-	(467)
Impôts différés	(241)	(64)	-	(305)
Impôts sur les résultats (note 11)	**(588)**	**(184)**	**-**	**(772)**
Résultat net des sociétés mises en équivalence (note 15)	13	-	-	13
Résultat net consolidé	**1 350**	**330**	**-**	**1 680**
Dont part du groupe	1 320	326	-	1 646
Dont part des minoritaires	30	4	-	34

(en euros)	
Résultat net par action de 1 euro (note 12)	6,97
Résultat net dilué par action de 1 euro (note 12)	6,96

Les notes figurant aux pages 148 à 217 font partie intégrante des états financiers consolidés.

BILANS CONSOLIDÉS

ACTIF

(en millions d'euros)	31 décembre 2005 Activités industrielles et commerciales	Activités de financement	Éliminations	Total
Écarts d'acquisition (note 13)	1 677	75	-	1 752
Immobilisations incorporelles (note 13)	3 886	78	-	3 964
Immobilisations corporelles (note 14)	14 909	48	-	14 957
Titres mis en équivalence (note 15)	596	-	-	596
Titres de participation (note 16)	45	1	-	46
Autres actifs financiers non courants (note 17)	1 940	46	-	1 986
Autres actifs non courants (note 18)	95	-	-	95
Actifs d'impôts différés (note 11)	579	31	-	610
Total des actifs non courants	**23 727**	**279**	**-**	**24 006**
Actifs d'exploitation				
Prêts et créances des activités de financement (note 19)	-	22 400	(162)	22 238
Titres de placement des activités de financement (note 20)	-	2 709	-	2 709
Stocks (note 21)	6 889	-	-	6 889
Clients des activités industrielles et commerciales (note 22)	3 097	-	(166)	2 931
Impôts courants (note 11)	180	18	(42)	156
Autres débiteurs (note 23)	1 694	642	(60)	2 276
	11 860	**25 769**	**(430)**	**37 199**
Actifs financiers courants (note 24)	**1 214**	**-**	**-**	**1 214**
Trésorerie (note 25)	**6 351**	**635**	**(230)**	**6 756**
Total des actifs courants	**19 425**	**26 404**	**(660)**	**45 169**
Total actif	**43 152**	**26 683**	**(660)**	**69 175**

PASSIF

(en millions d'euros)	31 décembre 2005 Activités industrielles et commerciales	Activités de financement	Éliminations	Total
Capitaux propres (note 26)				
Capital social				235
Titres d'autocontrôle				(220)
Réserves et résultats nets - Part du groupe				13 849
Intérêts minoritaires				542
Total des capitaux propres				**14 406**
Passifs financiers non courants (note 30)	3 826	-	-	3 826
Autres passifs non courants (note 31)	2 352	2	-	2 354
Provisions non courantes (note 27)	1 417	17	-	1 434
Passifs d'impôts différés (note 11)	2 086	281	-	2 367
Total des passifs non courants	**9 681**	**300**	**-**	**9 981**
Passifs d'exploitation				
Dettes des activités de financement (note 32)	-	22 987	(230)	22 757
Provisions courantes (note 27)	1 692	53	-	1 745
Fournisseurs d'exploitation et comptes associés	10 240	-	(30)	10 210
Impôts courants (note 11)	100	79	(42)	137
Autres créanciers (note 33)	4 155	844	(226)	4 773
	16 187	**23 963**	**(528)**	**39 622**
Passifs financiers courants (note 30)	**5 298**	**-**	**(132)**	**5 166**
Total des passifs courants	**21 485**	**23 963**	**(660)**	**44 788**
Total passif				**69 175**

31 décembre 2004				1er janvier 2004			
Activités industrielles et commerciales	Activités de financement	Éliminations	Total	Activités industrielles et commerciales	Activités de financement	Éliminations	Total
1 798	75	-	1 873	1 743	75	-	1 818
3 602	62	-	3 664	3 301	42	-	3 343
14 168	50	-	14 218	13 619	51	-	13 670
614	-	-	614	548	-	-	548
65	1	-	66	63	13	-	76
2 329	49	-	2 378	881	53	-	934
96	2	-	98	90	1	-	91
502	30	-	532	539	34	-	573
23 174	**269**	**-**	**23 443**	**20 784**	**269**	**-**	**21 053**
-	21 243	(199)	21 044	-	19 719	(138)	19 581
-	2 717	-	2 717	-	2 494	-	2 494
6 546	-	-	6 546	6 211	-	-	6 211
3 296	-	(242)	3 054	3 659	-	(205)	3 454
110	35	(17)	128	138	47	(24)	161
1 756	655	(49)	2 362	2 140	699	(61)	2 778
11 708	**24 650**	**(507)**	**35 851**	**12 148**	**22 959**	**(428)**	**34 679**
712	**-**	**-**	**712**	**1 310**	**-**	**-**	**1 310**
5 158	**610**	**(205)**	**5 563**	**5 082**	**804**	**(205)**	**5 681**
17 578	**25 260**	**(712)**	**42 126**	**18 540**	**23 763**	**(633)**	**41 670**
40 752	**25 529**	**(712)**	**65 569**	**39 324**	**24 032**	**(633)**	**62 723**

31 décembre 2004				1er janvier 2004			
Activités industrielles et commerciales	Activités de financement	Éliminations	Total	Activités industrielles et commerciales	Activités de financement	Éliminations	Total
			243				243
			(431)				(149)
			13 306				12 133
			585				599
			13 703				**12 826**
3 791	-	-	3 791	3 891	-	-	3 891
2 279	7	-	2 286	2 236	64	-	2 300
1 639	19	-	1 658	1 909	19	-	1 928
1 968	250	-	2 218	1 785	200	-	1 985
9 677	**276**	**-**	**9 953**	**9 821**	**283**	**-**	**10 104**
-	22 070	(205)	21 865	-	20 743	(205)	20 538
1 454	54	-	1 508	1 434	44	-	1 478
10 773	-	(41)	10 732	10 036	-	(16)	10 020
114	39	(17)	136	112	28	(24)	116
4 068	992	(291)	4 769	4 114	1 131	(266)	4 979
16 409	**23 155**	**(554)**	**39 010**	**15 696**	**21 946**	**(511)**	**37 131**
3 061	**-**	**(158)**	**2 903**	**2 784**	**-**	**(122)**	**2 662**
19 470	**23 155**	**(712)**	**41 913**	**18 480**	**21 946**	**(633)**	**39 793**
			65 569				**62 723**

TABLEAUX DE FLUX DE TRÉSORERIE CONSOLIDÉS

	2005			
(en millions d'euros)	Activités industrielles et commerciales	Activités de financement	Éliminations	Total
Résultat net consolidé	**589**	**401**	**-**	**990**
Élimination des charges nettes sans effet sur la trésorerie				
- Dotations aux amortissements	3 187	12	-	3 199
- Dotations nettes aux provisions non courantes	(246)	2	-	(244)
- Variation des impôts différés	96	30	-	126
- Résultats sur cessions et autres	6	(1)	-	5
Résultats nets des sociétés mises en équivalence, nets des dividendes reçus	59	-	-	59
Réévaluation par capitaux propres et couverture sur endettement	(2)	-	-	(2)
Marge brute d'autofinancement	**3 689**	**444**	**-**	**4 133**
Variations des actifs et passifs d'exploitation (note 34.1)	(411)	(148)	(48)	(607)
Flux liés à l'exploitation	**3 278**	**296**	**(48)**	**3 526**
Cessions de sociétés consolidées	23	-	-	23
Cessions de titres de participation	2	-	-	2
Acquisitions de sociétés consolidées	(8)	-	-	(8)
Acquisitions de titres de participation	(2)	(1)	-	(3)
Cessions d'immobilisations corporelles	54	9	-	63
Cessions d'immobilisations incorporelles	5	-	-	5
Investissements en immobilisations corporelles	(2 862)	(11)	-	(2 873)
Investissements en immobilisations incorporelles	(939)	(20)	-	(959)
Autres	(35)	-	-	(35)
Flux liés aux investissements	**(3 762)**	**(23)**	**-**	**(3 785)**
Dividendes versés :				
- Aux actionnaires de Peugeot S.A.	(310)	-	-	(310)
- Intragroupe	96	(96)	-	-
- Aux minoritaires des filiales intégrées	(19)	(5)	-	(24)
Acquisitions d'actions propres	(198)	-	-	(198)
Variations des autres actifs et passifs financiers (note 34.3)	2 074	(150)	25	1 949
Autres	-	-	-	-
Flux des opérations financières	**1 643**	**(251)**	**25**	**1 417**
Mouvements de conversion	34	3	(2)	35
Augmentation (diminution) de la trésorerie	**1 193**	**25**	**(25)**	**1 193**
Trésorerie au début de l'exercice	5 158	610	(205)	5 563
Trésorerie à la fin de l'exercice	**6 351**	**635**	**(230)**	**6 756**

Les notes figurant aux pages 148 à 217 font partie intégrante des états financiers consolidés.

(en millions d'euros)	2004 Activités industrielles et commerciales	Activités de financement	Éliminations	Total
Résultat net consolidé	**1 350**	**330**	**-**	**1 680**
Élimination des charges nettes sans effet sur la trésorerie				
- Dotations aux amortissements	3 056	12	-	3 068
- Dotations nettes aux provisions non courantes	(263)	-	-	(263)
- Variation des impôts différés	251	50	-	301
- Résultats sur cessions et autres	(182)	(2)	-	(184)
Résultats nets des sociétés mises en équivalence, nets des dividendes reçus	(7)	-	-	(7)
Réévaluation par capitaux propres et couverture sur endettement	(34)	-	-	(34)
Marge brute d'autofinancement	**4 171**	**390**	**-**	**4 561**
Variations des actifs et passifs d'exploitation (note 34.1)	1 139	(465)	36	710
Flux liés à l'exploitation	**5 310**	**(75)**	**36**	**5 271**
Cessions de sociétés consolidées	28	-	-	28
Cessions de titres de participation	2	-	-	2
Acquisitions de sociétés consolidées	(166)	-	-	(166)
Acquisitions de titres de participation	(11)	(1)	-	(12)
Cessions d'immobilisations corporelles	37	6	-	43
Cessions d'immobilisations incorporelles	3	-	-	3
Investissements en immobilisations corporelles	(2 793)	(11)	-	(2 804)
Investissements en immobilisations incorporelles	(977)	(25)	-	(1 002)
Autres	(41)	6	-	(35)
Flux liés aux investissements	**(3 918)**	**(25)**	**-**	**(3 943)**
Dividendes versés :				
- Aux actionnaires de Peugeot S.A.	(321)	-	-	(321)
- Intragroupe	8	(8)	-	-
- Aux minoritaires des filiales intégrées	(10)	(29)	-	(39)
Acquisitions d'actions propres	(282)	-	-	(282)
Variations des autres actifs et passifs financiers (note 34.3)	(714)	(53)	(36)	(803)
Autres	-	(5)	-	(5)
Flux des opérations financières	**(1 319)**	**(95)**	**(36)**	**(1 450)**
Mouvements de conversion	3	1	-	4
Augmentation (diminution) de la trésorerie	**76**	**(194)**	**-**	**(118)**
Trésorerie au début de l'exercice	5 082	804	(205)	5 681
Trésorerie à la fin de l'exercice	**5 158**	**610**	**(205)**	**5 563**

Les notes figurant aux pages 148 à 217 font partie intégrante des états financiers consolidés.

VARIATIONS DES CAPITAUX PROPRES CONSOLIDÉS

(en millions d'euros)	Capitaux propres	Intérêts minoritaires	Capital social	Titres d'auto-contrôle	Réserves et résultats nets - Part du groupe	Résultats accumulés - Part du groupe	Écarts d'évaluation - Part du groupe: Couvertures des flux futurs	Écarts d'évaluation - Part du groupe: Titres «disponibles à la vente»	Écarts d'évaluation - Part du groupe: Conversion
Au 1er janvier 2004	**12 826**	**599**	**243**	**(149)**	**12 133**	**11 831**	**49**	**253**	**-**
Résultat net de l'exercice	1 680	34	-	-	1 646	1 646	-	-	-
Évaluations reprises en résultat	(184)	-	-	-	(184)	-	(39)	(145)	-
Évaluations directes par capitaux propres	25	-	-	-	25	-	19	19	(13)
Valorisation des options d'achat d'actions	7	-	-	-	7	7	-	-	-
Résultat global de l'exercice*					***1 494***				
Variations de périmètre	(9)	(9)	-	-	-	-	-	-	-
Titres d'autocontrôle (note 26.3)	(282)	-	-	(282)	-	-	-	-	-
Dividendes versés (1,35 euro par action de 1 euro)	(360)	(39)	-	-	(321)	(321)	-	-	-
Au 31 décembre 2004	**13 703**	**585**	**243**	**(431)**	**13 306**	**13 163**	**29**	**127**	**(13)**
Résultat net de l'exercice	990	(39)	-	-	1 029	1 029	-	-	-
Évaluations reprises en résultat	(59)	-	-	-	(59)	-	(29)	(30)	-
Évaluations directes par capitaux propres	292	20	-	-	272	-	5	77	190
Valorisation des options d'achat d'actions	12	-	-	-	12	12	-	-	-
Résultat global de l'exercice*					***1 254***				
Variations de périmètre	-	-	-	-	-	-	-	-	-
Titres d'autocontrôle (note 26.3)	(198)	-	(8)	211	(401)	(401)	-	-	-
Dividendes versés (1,35 euro par action de 1 euro)	(334)	(24)	-	-	(310)	(310)	-	-	-
Au 31 décembre 2005	**14 406**	**542**	**235**	**(220)**	**13 849**	**13 493**	**5**	**174**	**177**

** Le résultat global regroupe toutes les variations de capitaux propres résultant de transactions avec les tiers non actionnaires.*

Les notes figurant aux pages 148 à 217 font partie intégrante des états financiers consolidés.

NOTES AUX ÉTATS FINANCIERS CONSOLIDÉS
au 31 décembre 2005

NOTE 1 - PRINCIPES COMPTABLES

Les comptes consolidés du groupe PSA PEUGEOT CITROËN sont établis conformément au référentiel IFRS (International Financial Reporting Standards), tel qu'adopté dans l'Union européenne.

Le référentiel IFRS comprend les normes IFRS, les normes IAS (International Accounting Standards), ainsi que leurs interprétations IFRIC (International Financial Reporting Interpretations Committee).

Les normes et interprétations retenues pour l'élaboration des comptes 2005 et des comptes comparatifs 2004 sont celles publiées au Journal Officiel de l'Union européenne (JOUE) au 31.12.2005 et dont l'application est obligatoire à cette date.

Le groupe PSA PEUGEOT CITROËN a également opté pour l'application anticipée de l'amendement de la norme IAS 39 relatif à l'option juste valeur (règlement CE 1864/2005 publié le 16 novembre 2005). Cet amendement permet la comptabilisation à la juste valeur de certaines dettes. Les effets de cette option sont présentés en note 44. Aucune autre norme publiée au JOUE n'a été anticipée.

Les principes retenus pour la constitution du bilan d'ouverture IFRS au 1er janvier 2004, les divergences avec les principes comptables français antérieurement appliqués et leurs effets chiffrés sur le bilan d'ouverture et sur les résultats de l'exercice 2004 sont présentés dans la note 44. Cette note précise également les modifications apportées sur les comptes IFRS 2004 publiés en février 2005.

Les comptes consolidés de l'exercice 2005 ainsi que les notes y afférentes ont été arrêtés par le Directoire de Peugeot S.A. le 1er février 2006.

↗ 1.1. CONSOLIDATION

Le nom générique PSA PEUGEOT CITROËN est utilisé pour désigner l'ensemble du groupe constitué par la société mère Peugeot S.A. et toutes ses filiales.

Peugeot S.A. et les sociétés dans lesquelles elle exerce directement ou indirectement un contrôle majoritaire sont intégrées globalement.

Les sociétés dans lesquelles Peugeot S.A. exerce directement ou indirectement un contrôle conjoint ou une influence notable sont mises en équivalence.

Sont consolidées les sociétés qui dépassent l'un des seuils suivants :
- chiffre d'affaires supérieur à 50 millions d'euros,
- total du bilan supérieur à 20 millions d'euros,
- endettement total supérieur à 5 millions d'euros.

Les titres des sociétés ne remplissant pas ces critères sont inscrits en titres de participation. La consolidation de l'ensemble de ces sociétés n'aurait pas d'incidence significative sur les états financiers consolidés.

Toutes les transactions significatives réalisées entre les sociétés consolidées ainsi que les profits internes sont éliminés.

↗ 1.2. CONVERSION DES ÉTATS FINANCIERS DES FILIALES ÉTRANGÈRES

A. Cas général

Les filiales ont très généralement pour devise de fonctionnement leur monnaie locale, dans laquelle est libellé l'essentiel de leurs transactions. Leur bilan est converti au taux de clôture ; leur compte de résultat est converti mois par mois au taux moyen de chaque mois. Les différences résultant de la conversion des états financiers de ces filiales sont enregistrées en écart de conversion inclus dans les capitaux propres consolidés. Les écarts d'acquisition sur ces filiales sont comptabilisés dans leur monnaie de fonctionnement.

B. Cas particuliers

Certaines filiales hors zone Euro réalisent l'essentiel de leurs transactions en Euro, qui est alors reconnu comme leur devise de fonctionnement. Les éléments non monétaires sont convertis au cours historique et les éléments monétaires au cours de clôture. Les différences résultant de la conversion des états financiers de ces filiales sont enregistrées immédiatement en résultat.

↗ 1.3. OPÉRATIONS EN DEVISES

La comptabilisation et l'évaluation des opérations en devises sont définies par la norme IAS 21 « Effets des variations des cours des monnaies étrangères ». En application de cette norme, les opérations libellées en monnaies étrangères sont converties par la filiale dans sa monnaie de fonctionnement au cours du jour de la transaction.

Les éléments monétaires du bilan sont réévalués au cours de clôture à chaque arrêté comptable. Les écarts de réévaluation correspondants sont enregistrés au compte de résultat :
- en marge opérationnelle pour les transactions commerciales de toutes les sociétés et pour les opérations de financement du groupe Banque PSA Finance ;
- en produits sur prêts et placements ou en charges de financement pour les transactions financières réalisées par les sociétés industrielles et commerciales.

Les instruments dérivés sont évalués et comptabilisés conformément aux principes généraux décrits en note 1.14. D. En conséquence, les instruments dérivés affectés à la couverture du risque de change d'opérations en devises sont comptabilisés au bilan à leur juste valeur à chaque fin de période.

L'écart de réévaluation constaté est comptabilisé :
- en marge opérationnelle pour les transactions commerciales réalisées par toutes les sociétés et pour les opérations de financement du groupe Banque PSA Finance ;
- en produits sur prêts et placements ou en charges de financement pour les transactions financières réalisées par les sociétés industrielles et commerciales ;
- directement en capitaux propres pour les transactions futures (pour la part efficace des couvertures). Les montants enregistrés en capitaux propres sont repris en résultat à la date de réalisation des opérations couvertes. La variation de valeur de la part inefficace des couvertures de flux futurs est comptabilisée en résultat en autres produits et charges.

↗ 1.4. RECOURS À DES ESTIMATIONS

L'établissement des états financiers, conformément au cadre conceptuel des normes IFRS, nécessite d'effectuer des estimations et de formuler des hypothèses qui affectent les montants figurant dans ces états financiers.

↗ 1.5. CHIFFRE D'AFFAIRES

A. Activités industrielles et commerciales

(a) Division automobile

Le chiffre d'affaires de la division automobile comprend la vente de biens et services, constituée en particulier par les ventes et locations de véhicules.

Conformément à la norme IAS 18 « Revenus », les ventes de véhicules neufs sont comptabilisées en chiffre d'affaires à la date de transfert des risques et avantages liés à la propriété ; celle-ci correspond généralement à la date de leur mise à disposition aux concessionnaires indépendants ou à celle de la livraison pour les ventes directes à la clientèle finale.

Lorsque les ventes de véhicules neufs sont assorties d'une option de reprise à un prix convenu (contrats de ventes avec clause de rachat), elles ne sont pas enregistrées en chiffre d'affaires lors de la livraison des véhicules, mais comptabilisées comme des locations, dès lors qu'il est probable que cette option sera exercée. Ce principe s'applique :
- quelle que soit la durée de la garantie de rachat accordée ;
- que ces ventes soient réalisées directement avec la clientèle finale ou financées par le groupe Banque PSA Finance.

La différence entre le prix de vente du véhicule neuf et le prix de rachat convenu est reconnue linéairement comme un loyer sur la durée du contrat. Le véhicule objet du contrat est immobilisé pour son coût de revient, et amorti linéairement sur la durée du contrat, sous déduction de sa valeur résiduelle, correspondant à sa valeur de revente estimée comme véhicule d'occasion. L'éventuel bénéfice complémentaire de cession finale est constaté sur la période sur laquelle intervient la vente du véhicule d'occasion. Si la marge nette globale est une perte, elle est provisionnée dès la conclusion du contrat avec clause de rachat.

(b) Division équipement automobile

Dans la division équipement automobile, des études sont engagées et des outillages spécifiques sont fabriqués ou achetés en vue de produire des pièces ou des modules pour un programme dans le cadre d'une commande spécifique reçue du client.

Les conditions de reconnaissance d'un revenu définies par IAS 18 ne sont pas réunies lorsque les études et les outillages sont payés au fur et à mesure des livraisons de pièces, sans garantie du client sur le financement intégral des dépenses réalisées. Dans ce cas, les études et les outillages ne peuvent pas être considérés comme vendus. Les études sont comptabilisées en immobilisations incorporelles (voir note 1.11.A) et les outillages en immobilisations corporelles (voir note 1.12.A).

En cas de paiement garanti contractuellement par le client, les coûts encourus pour les études et les outillages sont enregistrés en stocks et travaux en cours. Le chiffre d'affaires est constaté au rythme des étapes techniques validées par le client.

B. Activités de financement

Les sociétés de financement du groupe ont pour activité le financement des réseaux commerciaux et de la clientèle finale de l'activité automobile. Les financements sont réalisés sous la forme de crédits classiques ou d'opérations de crédit-bail, de location avec option d'achat ou de location longue durée. Ces financements sont traités comme des crédits financiers et figurent au bilan pour un montant correspondant à l'engagement financier net du groupe Banque PSA Finance (voir note 1.14.A). Les revenus financiers dégagés sur ces financements des ventes sont comptabilisés sur la durée des crédits selon une méthode actuarielle qui permet de constater un taux d'intérêt constant sur la période.

↗ 1.6. PROGRAMMES D'INCITATION AUX VENTES

Les coûts des programmes, décidés ou à venir, sont déduits des résultats sur la période de l'enregistrement des ventes. Ils sont provisionnés sur la base de l'historique des trois derniers mois, pays par pays. Ceux d'entre eux dont le montant variable est lié au chiffre d'affaires sont enregistrés en diminution de celui-ci.

Le groupe réalise certaines opérations promotionnelles sous forme de bonifications d'intérêts sur des crédits accordés à des conditions inférieures aux conditions habituelles du marché. La charge correspondante est constatée lors de la vente.

↗ 1.7. GARANTIE

Une provision est constituée pour couvrir le coût estimé de la garantie des véhicules et des pièces de rechange au moment de leur vente aux réseaux ou à la clientèle finale. Les produits résultant de la vente aux clients de contrats d'extension de garantie ou d'entretien sont reconnus sur la durée de la prestation fournie.

↗ 1.8. FRAIS D'ÉTUDE, DE RECHERCHE ET DE DÉVELOPPEMENT

Selon la norme IAS 38 « Immobilisations incorporelles », les frais de recherche sont comptabilisés en charges et les frais de développement sont obligatoirement immobilisés lorsqu'ils remplissent certaines conditions décrites en note 1.11.A.

En application de cette norme, tous les frais de recherche, ainsi que les frais d'étude et de développement autres que ceux décrits en note 1.11.A, sont enregistrés en charges dans l'exercice au cours duquel ils sont encourus.

↗ 1.9. MARGE OPÉRATIONNELLE

Le groupe utilise la marge opérationnelle comme principal indicateur de performance. La marge opérationnelle correspond au résultat net avant prise en compte :

- des autres produits et charges, qui comprennent principalement l'effet :
  - des frais de rationalisation et de départs anticipés,
  - d'actualisation des droits acquis liés aux engagements de retraites et du rendement attendu des fonds externes affectés à la couverture de ceux-ci,
  - de l'inefficacité des opérations de couverture de risque de change sur transactions commerciales futures des activités industrielles et commerciales,
  - des pertes et profits et variations de provisions couvrant des événements très exceptionnels ;
- des produits sur prêts et placements de trésorerie, y compris leurs effets de couverture de taux et de change ;
- des charges de financement, y compris leurs effets de couverture de taux et de change ;
- des impôts courants et différés ;
- du résultat net des sociétés mises en équivalence.

↗ 1.10. ÉCARTS D'ACQUISITION

Les écarts d'acquisition représentent la différence entre le prix d'acquisition, majoré des coûts annexes, des titres des sociétés consolidées et la part du groupe dans la juste valeur de leurs actifs nets à la date des prises de participation.

Les écarts d'acquisition ne sont pas amortis, conformément à IFRS 3 « Regroupements d'entreprises ». Ils font l'objet d'un test de perte de valeur dès l'apparition d'indices de perte de valeur et au minimum une fois par an. Pour ce test, les écarts d'acquisition sont ventilés par Unités Génératrices de Trésorerie, qui correspondent à des ensembles d'actifs générant conjointement des flux de trésorerie identifiables. Les modalités des tests de perte de valeur des Unités Génératrices de Trésorerie sont détaillées dans la note 1.13. En cas de perte de valeur, la dépréciation est inscrite en résultat de l'exercice.

↗ 1.11. IMMOBILISATIONS INCORPORELLES

A. Frais d'étude et de développement

Selon la norme IAS 38 « Immobilisations incorporelles », les frais de développement sont obligatoirement immobilisés comme des actifs incorporels dès que l'entreprise peut notamment démontrer :

- son intention et sa capacité financière et technique de mener le projet de développement à son terme ;

- qu'il est probable que les avantages économiques futurs attribuables aux dépenses de développement iront à l'entreprise ;
- et que le coût de cet actif peut être évalué de façon fiable.

Dans la division automobile, les frais de développement des véhicules et organes mécaniques (moteurs et boîtes de vitesses), supportés entre le choix du style (engagement du projet pour les organes) et le passage en production de présérie, sont enregistrés en immobilisations incorporelles. Ces frais sont amortis à partir de l'accord de fabrication en série sur leur durée d'utilité plafonnée à sept ans pour les véhicules et sur dix ans pour les organes. Les dépenses immobilisées incluent les coûts des personnels affectés aux projets, le coût des prototypes et les prestations externes facturées au titre du projet considéré. Ces dépenses excluent tous les coûts indirects imputables aux activités de recherche et développement notamment les loyers, les amortissements des bâtiments et les coûts d'utilisation des systèmes informatiques. Par ailleurs, les dépenses immobilisées incluent la part des dépenses de développement supportée par PSA PEUGEOT CITROËN dans le cadre de coopérations (l'autre part étant refacturée au partenaire). Toutes les dépenses développement facturées à PSA PEUGEOT CITROËN par ses partenaires de coopération sont aussi immobilisées.

Dans la division équipement automobile, des études sont engagées pour chaque programme dans le cadre d'une commande spécifique reçue du client. Les études sont parfois payées au fur et à mesure des livraisons de pièces, sans garantie du client sur le financement intégral des dépenses réalisées. Dans ce cas, les coûts encourus entre l'acceptation par le client de la proposition commerciale et la mise en production série des pièces ou modules en question, sont enregistrés en immobilisations incorporelles. Ces coûts sont amortis au rythme des livraisons de pièces au client, avec un minimum cumulé chaque année correspondant à un amortissement linéaire sur cinq ans. En cas de paiement garanti contractuellement par le client, les coûts encourus sont enregistrés en stocks et travaux en cours.

Les autres frais de développement et d'étude sont enregistrés en charges dans l'exercice au cours duquel ils sont encourus (voir note 1.8).

B. Autres immobilisations incorporelles produites ou acquises

Les coûts de développement des logiciels informatiques à usage interne, pour la part relative aux coûts internes ou externes affectés directement à la création ou à l'amélioration des performances, sont portés à l'actif du bilan lorsqu'il est probable que ces dépenses généreront des avantages économiques futurs. Ces coûts sont amortis linéairement sur la durée d'utilité estimée des logiciels, qui varie de quatre à douze ans. Les autres coûts d'acquisition et de développement des logiciels sont immédiatement portés en charges.

Les autres immobilisations incorporelles (brevets et marques essentiellement) sont amorties sur le mode linéaire sur des périodes qui correspondent à la durée d'utilité prévue, sans excéder vingt ans.

↗ 1.12. IMMOBILISATIONS CORPORELLES

A. Valeur brute

Conformément à la norme IAS 16 « Immobilisations corporelles », la valeur brute des immobilisations corporelles correspond à leur coût d'acquisition ou de production. Elle ne fait l'objet d'aucune réévaluation.

Les coûts d'emprunt sont exclus du coût des immobilisations.

Les subventions d'équipement sont enregistrées en déduction de la valeur brute des immobilisations au titre desquelles elles ont été reçues.

Les frais d'entretien sont enregistrés en charges dès qu'ils sont encourus.

Les immobilisations données en location comprennent les véhicules loués à des particuliers par les sociétés de location du groupe et les véhicules vendus avec clause de rachat retraités selon les principes énoncés en note 1.5.A.

Les immobilisations financées au moyen de contrats de location financement, telles que définies par la norme IAS 17 « Contrats de location », sont présentées à l'actif pour la valeur actualisée des paiements futurs ou la valeur de marché si elle est inférieure. La dette correspondante est inscrite en passifs financiers. Ces immobilisations sont amorties selon le mode et les durées d'utilité décrits ci-dessous.

B. Amortissement

(a) Cas général

L'amortissement est calculé suivant la méthode linéaire sur la base du coût d'acquisition ou de production, sous déduction le cas échéant d'une valeur résiduelle. Sauf cas particuliers, notamment celui des véhicules donnés en location par le groupe, les valeurs résiduelles sont nulles. La durée d'amortissement est fondée sur la durée d'utilité estimée

des différentes catégories d'immobilisations, dont les principales sont les suivantes :

Durées d'utilité, en années	
Constructions	20 - 30
Matériels et outillages	4 - 16
Matériels informatiques	3 - 4
Matériels de transport et de manutention	4 - 7
Agencements et installations	10 - 20

(b) Outillages spécifiques

Dans la division automobile, ils sont amortis sur la durée de vie estimée des modèles correspondants, qui est généralement plus courte que la durée de vie technique des matériels concernés, en raison de la cadence de remplacement des modèles.

Dans la division équipement automobile, ils sont amortis au rythme des livraisons de pièces au client avec un minimum cumulé chaque année correspondant à un amortissement linéaire sur trois ans.

Les durées d'utilité sont revues périodiquement, notamment dans le cas de décisions d'arrêt de fabrication d'un véhicule ou d'un organe mécanique.

1.13. DÉPRÉCIATION DES ÉLÉMENTS DE L'ACTIF IMMOBILISÉ

Selon la norme IAS 36 « Dépréciation d'actifs », la valeur d'utilité des immobilisations corporelles et incorporelles est testée dès l'apparition d'indices de perte de valeur, examinés à chaque clôture. Ce test est effectué au minimum une fois par an pour les actifs à durée de vie indéfinie, catégorie limitée pour le groupe aux écarts d'acquisition.

Pour ce test, les immobilisations sont regroupées en Unités Génératrices de Trésorerie (UGT). Les UGT sont des ensembles d'actifs dont l'utilisation continue génère des entrées de trésorerie qui sont largement indépendantes des entrées de trésorerie générées par d'autres groupes d'actifs. La valeur d'utilité de ces unités est déterminée par référence à des flux futurs de trésorerie nets, actualisés. Lorsque cette valeur est inférieure à la valeur nette comptable de l'UGT, une perte de valeur est enregistrée en résultat de l'exercice ; elle est imputée en priorité sur les écarts d'acquisition.

La division automobile regroupe des UGT Véhicules correspondant chacune à un modèle de véhicule. Les immobilisations qui sont rattachées à une UGT Véhicule comprennent les outillages et autres moyens industriels spécifiques servant à la fabrication d'un modèle et les frais de développement immobilisés liés à ce modèle (voir note 1.11.A). Les UGT Véhicules et tous les autres actifs immobilisés (y compris les écarts d'acquisition) constituent l'UGT Division Automobile.

Le groupe Banque PSA Finance et le groupe Gefco constituent des UGT indépendantes, incluant leurs actifs corporels et incorporels (y compris les écarts d'acquisition).

Dans la division équipement automobile, une UGT correspond à un programme. Chaque UGT Programme inclut les immobilisations incorporelles (correspondant aux coûts de développement) et corporelles affectables à un contrat client. Les UGT ainsi définies sont regroupées en activités (Sièges d'automobile, Systèmes et Modules d'Intérieur, Systèmes d'échappement, Bloc avant) auxquelles sont attribués les actifs de support et les écarts d'acquisition qui les concernent.

1.14. ACTIFS ET PASSIFS FINANCIERS

A. Définitions

Les actifs financiers définis par la norme IAS 39, comprennent des prêts et créances, des titres disponibles à la vente, des titres de transaction et des actifs comptabilisés selon l'option juste valeur. Ils correspondent aux éléments de bilan suivants : les titres de participation (note 16), les autres actifs financiers non courants (note 17), les prêts et créances des activités de financement (note 19), les titres de placements des activités de financement (note 20), les clients des activités industrielles et commerciales (note 22), les actifs financiers courants (note 24), et la trésorerie (note 25).

Les passifs financiers définis par la norme IAS 39 comprennent les emprunts comptabilisés au coût amorti et des passifs financiers comptabilisés selon l'option juste valeur. Ils correspondent aux éléments de bilan suivants : les passifs financiers courants et non courants (note 30), les dettes des activités de financement (note 32) et les fournisseurs.

La ventilation des actifs et passifs financiers entre courants et non courants est déterminée par leur échéance à la date d'arrêté suivant qu'elle est inférieure ou supérieure à un an.

L'évaluation et la comptabilisation des actifs et passifs financiers sont définies par la norme IAS 39. Cette norme a été adoptée pour partie par la Commission européenne le 19 novembre 2004. Le règlement CE 1864/2005 publié le

16 novembre 2005 permet d'opter pour la comptabilisation à la juste valeur de certaines dettes, avec une application anticipée au 1er janvier 2005 ainsi qu'aux états financiers comparatifs 2004.

Le groupe PSA PEUGEOT CITROËN n'est pas concerné par les dispositions de la norme IAS 39, relatives à l'application de la comptabilité de couverture aux encours de dépôts à vue de la clientèle auprès des banques de dépôts, et qui sont rejetées dans leur forme actuelle par la Commission européenne.

B. Évaluation et comptabilisation des actifs financiers

(a) Titres de participation

Ils représentent les intérêts du groupe dans le capital de sociétés non consolidées. Ils sont maintenus au bilan à leur coût d'acquisition que le groupe estime représenter leur juste valeur, en l'absence d'un marché actif. En cas de baisse durable de leur valeur d'utilité, une perte de valeur est constatée. La valeur d'utilité est déterminée en fonction des critères financiers les plus appropriés à la situation particulière de chaque société. Les critères généralement retenus sont : la quote-part des capitaux propres et les perspectives de rentabilité.

(b) Prêts et créances

Ils incluent les créances rattachées à des participations, les prêts « aides à la construction », les autres prêts et créances. Ces instruments sont comptabilisés au coût amorti calculé à l'aide du taux d'intérêt effectif (TIE). Leur valeur au bilan comprend le capital restant dû, et la part non amortie des coûts d'acquisition, surcotes ou décotes. Ils font l'objet de tests de valeur recouvrable, effectués dès l'apparition d'indices indiquant que celle-ci pourrait être inférieure à la valeur au bilan de ces actifs, et au minimum à chaque arrêté comptable. La perte de valeur est enregistrée en compte de résultat.

(c) Titres de placement

Ils sont, suivant leur nature, classés en titres « disponibles à la vente » ou en titres « comptabilisés selon l'option juste valeur ».

(c1) Titres de placement « disponibles à la vente »

Ils correspondent à des actions cotées sur les marchés financiers que le groupe a l'intention de conserver durablement ou cessibles à court terme. Ces titres sont évalués à leur valeur de marché que le groupe estime représenter leur juste valeur. Les variations de valeur sont enregistrées directement en contrepartie des capitaux propres. Lorsque l'évaluation à la juste valeur de ces actifs conduit à reconnaître une moins-value latente dans les capitaux propres, cette moins-value passe en résultat si la perte de valeur est durable.

(c2) Titres de placement « comptabilisés selon l'option de juste valeur »

Ces titres sont :
- des titres à revenu fixe faisant l'objet d'une couverture par des swaps de taux ;
- ou des titres à revenu variable sans couverture.

Les variations de leur juste valeur sont comptabilisées en résultat de la période, et compensées par les variations symétriques de juste valeur des swaps associés.

(d) Prêts et créances des activités de financement

Ils correspondent aux encours de crédit nets accordés par Banque PSA Finance à sa clientèle. De ce fait, au-delà du capital restant dû majoré des créances rattachées, les encours de crédit incluent, hors effet de l'application de la comptabilité de couverture :
- les commissions versées aux prescripteurs qui augmentent les encours de crédit ;
- les participations reçues des marques qui viennent minorer les encours de crédit ;
- les frais de dossiers restant à étaler qui viennent minorer les encours de crédit ;
- les dépôts de garantie reçus lors de la mise en place de contrats de crédit-bail, qui viennent minorer l'encours financé.

Les intérêts comptabilisés correspondent au rendement actuariel retiré des flux de trésorerie à recouvrer, évalués au taux d'intérêt effectif (TIE).

De manière générale, les encours de crédit font l'objet de couverture du risque de taux. L'application de la comptabilité de couverture entraîne la réévaluation à la juste valeur de la partie couverte des encours. La variation de cette juste valeur est enregistrée au compte de résultat, où elle est compensée par la variation symétrique de juste valeur des instruments financiers de couverture, dans la limite de leur efficacité (voir 1.14.D Instruments dérivés).

Les encours de crédit font l'objet de tests de perte de valeur dès l'apparition d'un indicateur révélateur de risque,

c'est-à-dire dès le premier impayé. La perte de valeur est évaluée par comparaison de la valeur nette comptable de la créance avec les flux de recouvrement estimés, actualisés au taux d'intérêt effectif du crédit.

Pour les encours de crédits à la clientèle finale :
- une perte de valeur est constatée sur les encours sains dès l'apparition d'un impayé ; elle est appréciée en fonction de la probabilité de passage de l'encours restant dû en créances douteuses et du taux de pertes moyennes actualisé ;
- la perte de valeur sur les encours douteux est évaluée en fonction d'un taux de pertes moyennes actualisé, sur la base duquel sont calculées les provisions sur créances douteuses et douteuses compromises.

Pour les encours de crédits aux réseaux de distribution, en cas de risques avérés, les pertes de valeur sont calculées au cas par cas.

(e) Trésorerie

Elle comprend les liquidités en comptes courants bancaires, les parts d'OPCVM de trésorerie et des titres de créances négociables, qui sont mobilisables ou cessibles à très court terme et ne présentent pas de risque significatif de perte de valeur en cas d'évolution des taux d'intérêt. Tous ses composants sont évalués à leur juste valeur.

C. Évaluation et comptabilisation des passifs financiers

(a) Passifs financiers comptabilisés au coût amorti

Les emprunts et autres passifs financiers sont généralement évalués au coût amorti calculé à l'aide du taux d'intérêt effectif (TIE).

Ceux couverts par des swaps de taux d'intérêt font l'objet d'une comptabilité de couverture de juste valeur, c'est-à-dire qu'ils font l'objet d'une réévaluation partielle sur la part couverte, liée à l'évolution des taux d'intérêts. Les variations de valeur sont comptabilisées en résultat de la période, et compensées par les variations symétriques des swaps.

(b) Passifs financiers « comptabilisés selon l'option de juste valeur »

De façon exceptionnelle, l'option de comptabilisation des passifs financiers à la juste valeur est exercée dans la mesure où elle rend plus clair la présentation des états financiers ; c'est-à-dire quand elle permet de comptabiliser de façon symétrique la variation de valeur des dettes et celle des dérivés qui en couvrent économiquement le risque de taux. Dans ce cas, la valeur de ces dettes prend en compte le coût du risque propre à l'émetteur.

D. Évaluation et comptabilisation des instruments dérivés

(a) Cas général

Les instruments dérivés sont évalués à leur juste valeur. Sauf exception détaillée ci-dessous, la variation de juste valeur des instruments dérivés est enregistrée en contrepartie du compte de résultat.

(b) Instruments de couverture

Les instruments dérivés peuvent être désignés comme instruments de couverture dans une relation de juste valeur ou de flux futurs de trésorerie :
- une couverture de juste valeur permet de couvrir le risque de variation de valeur de tout élément d'actif ou de passif, du fait de l'évolution des taux ou du change.
- une couverture de flux futurs de trésorerie permet de couvrir les variations de valeur des flux futurs de trésorerie attachés à des actifs ou passifs existants ou futurs.

La comptabilité de couverture est applicable si :
- la relation de couverture est clairement définie et documentée à la date de sa mise en place ;
- l'efficacité de la relation de couverture est démontrée dès son origine, et tant qu'elle perdure.

L'application de la comptabilité de couverture a les conséquences suivantes :
- pour les couvertures de juste valeur d'actifs ou de passifs existants, la partie couverte de ces éléments est évaluée au bilan à sa juste valeur. La variation de cette juste valeur est enregistrée en contrepartie du compte de résultat, où elle est compensée par les variations symétriques de juste valeur des instruments financiers de couverture, dans la mesure de leur efficacité ;
- pour les couvertures de flux futurs de trésorerie, la partie efficace de la variation de juste valeur de l'instrument de couverture est enregistrée directement en contrepartie des capitaux propres, la variation de juste de valeur de la partie couverte de l'élément couvert n'étant pas enregistrée au bilan. La variation de valeur de la part inefficace est comptabilisée en autres produits et charges. Les montants enregistrés en capitaux propres sont repris au compte de résultat symétriquement au mode de comptabilisation des éléments couverts.

↗ 1.15. STOCKS

Conformément à la norme IAS 2 « Stocks », les stocks sont évalués au plus faible de leur coût et de leur valeur nette de réalisation. Le coût des stocks est déterminé selon la méthode du « premier entré - premier sorti ». Il incorpore, sur la base d'un niveau d'activité normal les charges directes et indirectes de production.

Les coûts d'emprunt ne sont pas inclus dans le coût des stocks.

Dans la division équipement automobile, des études sont engagées et des outillages spécifiques sont fabriqués ou achetés en vue de produire des pièces ou des modules pour un programme, dans le cadre d'une commande spécifique reçue du client. En cas de paiement garanti contractuellement par le client, les coûts encourus pour les études et les outillages sont enregistrés en stocks et travaux en cours et le chiffre d'affaires est constaté au rythme des étapes techniques validées par le client.

↗ 1.16. IMPÔTS DIFFÉRÉS

Conformément à la norme IAS 12 « Impôts sur le résultat », des impôts différés sont évalués sur toutes les différences temporaires entre les valeurs comptables des actifs et des passifs et leurs valeurs fiscales. Les passifs d'impôts différés sont systématiquement comptabilisés ; les actifs d'impôts différés ne sont reconnus que s'ils ont une chance raisonnable de se réaliser.

Pour ce qui est des participations dans les filiales ou les sociétés mises en équivalence, un passif d'impôt différé est comptabilisé pour toute différence temporaire entre la valeur comptable des titres et leur valeur fiscale sauf :

- si le groupe est en mesure de contrôler la date à laquelle la différence temporaire s'inversera ;
- et qu'il est probable qu'elle ne s'inversera pas dans un avenir prévisible.

En pratique :

- pour les sociétés intégrées globalement, un passif d'impôt est reconnu seulement à hauteur des impôts de distribution sur les dividendes que le groupe a prévu de faire verser par ses filiales l'année suivante ;
- pour les sociétés mises en équivalence, un passif d'impôt de distribution est reconnu sur toutes les différences entre la valeur comptable et la valeur fiscale des titres ;
- les gains d'impôts courants générés par des provisions ou cessions internes ne sont pas annulés par des passifs d'impôts différés, sauf si la différence est temporaire, notamment dans le cas où la cession de la filiale concernée serait envisagée.

Les actifs et passifs d'impôts différés ne sont pas actualisés.

↗ 1.17. PROVISIONS

Conformément à la norme IAS 37 « Provisions, passifs éventuels et actifs éventuels », une provision est comptabilisée lorsque le groupe a une obligation à la clôture à l'égard d'un tiers et qu'il est probable ou certain qu'elle provoquera une sortie de ressources au bénéfice de ce tiers, sans contrepartie au moins équivalente attendue de celui-ci. Dans le cas des restructurations, une obligation est constituée dès lors que la restructuration a fait l'objet d'une annonce et d'un plan détaillé ou d'un début d'exécution.

↗ 1.18. ENGAGEMENTS DE RETRAITES ET ASSIMILÉS

Les salariés du groupe perçoivent, en complément des allocations de retraite conformes aux législations en vigueur dans les pays où sont implantées les sociétés qui les emploient, des suppléments de retraite et des indemnités de départ à la retraite (note 28.1). Le groupe offre ces avantages à travers, soit des régimes à cotisations définies, soit des régimes à prestations définies.

Dans le cadre des régimes à cotisations définies, le groupe n'a pas d'autre obligation que le paiement de cotisations ; la charge qui correspond à ces cotisations est prise en compte en résultat de l'exercice.

Conformément à la norme IAS 19 « Avantages du personnel », dans le cadre des régimes à prestations définies, les engagements de retraites et assimilés sont évalués par des actuaires indépendants, suivant la méthode des unités de crédits projetées. Selon cette méthode, chaque période de service donne lieu à une unité supplémentaire de droits à prestations et chacune de ces unités est évaluée séparément pour obtenir l'obligation finale. Cette obligation finale est ensuite actualisée. Ces calculs intègrent principalement :

- une hypothèse de date de la retraite fixée généralement à 60 ans pour les salariés français, portée au-delà de 60 ans pour ceux qui à cet âge n'ont pas atteint le nombre d'annuités de cotisations pour obtenir une retraite complète au titre du régime général de l'assurance vieillesse ;
- un taux d'actualisation financière ;
- un taux d'inflation ;
- des hypothèses d'augmentation de salaires et de taux de rotation du personnel.

Ces évaluations sont effectuées tous les ans pour les principaux régimes, et tous les trois ans pour les autres régimes, sauf lorsque des modifications d'hypothèses ou de fortes modifications de données démographiques nécessitent des chiffrages à une fréquence plus rapprochée.

Les gains et pertes actuariels sont générés par des changements d'hypothèses ou des écarts d'expérience (écart entre le projeté et le réel) sur les engagements ou sur les actifs financiers du régime. Ces écarts sont reconnus en résultat suivant la méthode du corridor : ils sont étalés sur la durée résiduelle de vie active des bénéficiaires, pour la part excédant le plus grand de 10 % des engagements ou de 10 % de la juste valeur des actifs du régime à la date de clôture.

Les fonds externes sont appelés à couvrir la totalité des engagements de retraite y compris la partie non reconnue du fait de l'étalement des écarts actuariels. Aussi, il se peut que les actifs financiers excèdent les engagements comptabilisés, générant ainsi un actif en « Autres valeurs immobilisées ». La reconnaissance de cet actif est cependant limitée au cumul des pertes actuarielles nettes et du coût des services passés non comptabilisés.

Les autres engagements sociaux et assimilés qui font l'objet d'une provision sont :
- pour les filiales françaises et étrangères, le versement de primes à l'occasion de la remise des médailles du travail (note 28.2) ;
- pour certaines filiales implantées principalement aux États-Unis d'Amérique, la couverture des frais médicaux (note 28.3).

↗ 1.19. PLANS DE SOUSCRIPTION ET D'ACHAT D'ACTIONS À PRIX UNITAIRE CONVENU

Des options d'achat et de souscription d'actions sont accordées aux dirigeants et à certains salariés du groupe. Conformément à la norme IFRS 2 « Paiement fondé sur des actions », les options sont évaluées à la date d'octroi. Le groupe utilise pour les valoriser le modèle mathématique Black & Scholes. Les évolutions de valeur postérieures à la date d'octroi sont sans incidence sur cette évaluation initiale.

La valeur des options est notamment fonction de leur durée de vie attendue, que le groupe estime correspondre à leur période d'indisponibilité fiscale. Cette valeur est enregistrée en charges de personnel linéairement entre la date d'octroi et la date de maturité (période d'acquisition des droits) avec une contrepartie directe en capitaux propres.

Conformément à la norme IFRS 2, seuls les plans accordés après le 7 novembre 2002 et dont les droits ne sont pas acquis le 1er janvier 2005 sont évalués et comptabilisés en charges de personnel. En conséquence, les plans antérieurs au 7 novembre 2002 ne sont ni évalués, ni comptabilisés.

↗ 1.20. TITRES D'AUTOCONTRÔLE

Tous les titres d'autocontrôle détenus par le groupe sont enregistrés à leur coût d'acquisition en diminution des capitaux propres. Le produit de la cession éventuelle des actions d'autocontrôle est imputé directement en augmentation des capitaux propres, de sorte que les éventuelles plus ou moins-values de cession n'affectent pas le résultat net de l'exercice.

NOTE 2 - PÉRIMÈTRE DE CONSOLIDATION

2.1. NOMBRE DE SOCIÉTÉS CONSOLIDÉES

A. Ventilation à la clôture

	2005	2004	2003
Intégration globale			
Sociétés industrielles et commerciales	310	307	306
Sociétés de financement	33	33	28
	343	**340**	**334**
Mise en équivalence			
Sociétés industrielles et commerciales	32	31	31
	32	**31**	**31**
Nombre de sociétés à la clôture	**375**	**371**	**365**

B. Évolution durant la période

	2005
Nombre de sociétés à l'ouverture	**371**
Nouvelles sociétés	
- Importateurs automobiles	1
- Concessionnaires automobiles	3
- Transporteurs	4
- Autres sociétés industrielles et commerciales	2
Sociétés déconsolidées	(4)
Sociétés absorbées et autres	(2)
Nombre de sociétés à la clôture	**375**

2.2. ÉVOLUTION SIGNIFICATIVE DU PÉRIMÈTRE EN 2005

Cession de Panhard

Le groupe a cédé le 4 avril 2005 sa participation dans la Société de Constructions Mécaniques Panhard et Levassor (Panhard) au groupe Auverland.

Panhard, antérieurement filiale à 100 % de Peugeot S.A. est spécialisée dans la conception et la production de véhicules blindés légers qui équipent largement l'armée française et ont été vendus à 45 armées étrangères dans le monde ; son effectif global au 31 décembre 2004 était de 261 personnes, son chiffre d'affaires pour 2004 s'est élevé à 56 millions d'euros.

Compte tenu des conditions de la cession, la société a été sortie du périmètre de consolidation à compter du 1er janvier 2005.

2.3. IMPACTS DES CHANGEMENTS DU PÉRIMÈTRE DE CONSOLIDATION SUR LES DONNÉES CONSOLIDÉES

Les changements de périmètre n'ont pas eu d'impact significatif sur les données consolidées du groupe.

NOTE 3 - INFORMATION SECTORIELLE

En application d'IAS 14 « Information sectorielle », le premier niveau d'information sectorielle est organisé par secteur d'activité. Cette distinction est fondée sur les systèmes internes d'organisation et la structure de gestion du groupe.

3.1. SECTEURS D'ACTIVITÉ

Le groupe est géré en cinq secteurs principaux :

- la division automobile qui regroupe principalement les activités de conception, de fabrication et de commercialisation des voitures particulières et véhicules utilitaires de marque Peugeot et de marque Citroën ;
- la division équipement automobile, constituée du groupe Faurecia spécialisé dans les métiers des pièces d'intérieur véhicule, des sièges automobiles, des blocs avant et des systèmes d'échappement ;
- la division transport et logistique, constituée du groupe Gefco spécialisé dans la logistique et le transport de véhicules et de marchandises ;
- la division activités de financement, qui correspond au groupe Banque PSA Finance, assure le financement des ventes aux clients des marques Peugeot et Citroën ainsi que celui de leurs réseaux de distribution ;
- les autres activités du groupe incluent notamment celle de la société Peugeot S.A. tête de groupe, Peugeot Motocycles et Process Conception Ingénierie, spécialiste de la conception de biens d'équipements industriels.

Chacune des colonnes du tableau ci-dessous reprend les chiffres propres à chaque secteur, compris comme une entité indépendante ; la colonne « Éliminations » regroupe la suppression des soldes de bilan et des opérations entre les différents secteurs.

Toutes les relations commerciales inter-activités sont établies sur une base de marché, à des termes et conditions identiques à ceux prévalant pour des fournitures de biens et services à des clients extérieurs au groupe.

31/12/2005 (en millions d'euros)	Automobile	Équipement automobile	Transport et logistique	Financement	Autres	Éliminations	Total
Chiffre d'affaires net							
- de l'activité (hors groupe)	44 940	8 510	1 157	1 380	280	-	56 267
- ventes inter-activités (groupe)	131	2 468	1 843	276	429	(5 147)	-
Total	**45 071**	**10 978**	**3 000**	**1 656**	**709**	**(5 147)**	**56 267**
Marge opérationnelle	**916**	**267**	**145**	**607**	**1**	**4**	**1 940**
Résultat sectoriel	**911**	**(47)**	**148**	**609**	**(17)**	**3**	**1 607**
Part du résultat dans les sociétés mises en équivalence	(61)	6	-	-	-	-	(55)
Autres produits et (charges) à caractère financier	-	-	-	-	-	-	(18)
Résultat financier	-	-	-	-	-	-	(59)
Impôts	-	-	-	-	-	-	(485)
Résultat net							**990**
Actifs sectoriels	**25 360**	**6 694**	**1 182**	**25 998**	**297**	**(1 674)**	**57 857**
Participations dans les sociétés mises en équivalence	558	35	3	-	-	-	596
Titres de participation	-	-	-	-	-	-	46
Actifs financiers	-	-	-	-	-	-	9 910
Actifs d'impôts	-	-	-	-	-	-	766
Actif total							**69 175**
Passifs sectoriels	**16 873**	**3 146**	**741**	**23 904**	**381**	**(1 772)**	**43 273**
Dettes financières	-	-	-	-	-	-	8 992
Passifs d'impôts	-	-	-	-	-	-	2 504
Capitaux propres	-	-	-	-	-	-	14 406
Passif total							**69 175**
Investissements (hors ventes avec clause de rachat)	**3 061**	**656**	**63**	**31**	**21**	**-**	**3 832**
Dotations aux amortissements	**2 422**	**684**	**51**	**12**	**30**	**-**	**3 199**
Capitaux employés	**7 854**	**3 609**	**442**	**2 419**	**(299)**	**98**	**14 123**

31/12/2004 (en millions d'euros)	Automobile	Équipement automobile	Transport et logistique	Financement	Autres	Éliminations	Total
Chiffre d'affaires net							
- de l'activité (hors groupe)	44 999	8 157	1 064	1 360	525	-	56 105
- ventes inter-activités (groupe)	240	2 562	1 830	241	374	(5 247)	-
Total	**45 239**	**10 719**	**2 894**	**1 601**	**899**	**(5 247)**	**56 105**
Marge opérationnelle	**1 503**	**283**	**158**	**518**	**26**	**(7)**	**2 481**
Résultat sectoriel	**1 505**	**223**	**154**	**514**	**16**	**(7)**	**2 405**
Part du résultat dans les sociétés mises en équivalence	5	8	-	-	-	-	13
Autres produits et (charges) à caractère financier	-	-	-	-	-	-	104
Résultat financier	-	-	-	-	-	-	(70)
Impôts	-	-	-	-	-	-	(772)
Résultat net							**1 680**
Actifs sectoriels	**24 495**	**6 574**	**1 120**	**24 853**	**514**	**(1 931)**	**55 625**
Participations dans les sociétés mises en équivalence	581	33	-	-	-	-	614
Titres de participation	-	-	-	-	-	-	66
Actifs financiers	-	-	-	-	-	-	8 604
Actifs d'impôts	-	-	-	-	-	-	660
Actif total							**65 569**
Passifs sectoriels	**17 407**	**2 996**	**654**	**23 142**	**596**	**(1 977)**	**42 818**
Dettes financières	-	-	-	-	-	-	6 694
Passifs d'impôts	-	-	-	-	-	-	2 354
Capitaux propres	-	-	-	-	-	-	13 703
Passif total							**65 569**
Investissements (hors ventes avec clause de rachat)	**3 126**	**538**	**91**	**36**	**15**	**-**	**3 806**
Dotations aux amortissements	**2 356**	**617**	**55**	**12**	**28**	**-**	**3 068**
Capitaux employés	**6 489**	**3 658**	**476**	**2 098**	**(364)**	**46**	**12 403**

3.2. ZONES GÉOGRAPHIQUES

Les postes ci-dessous sont ventilés : pour le chiffre d'affaires par zone de commercialisation à la clientèle, pour les investissements par zone d'implantation des sociétés consolidées.

31/12/2005 (en millions d'euros)	Europe de l'Ouest	Autres pays d'Europe	Amérique latine	Reste du monde	Total
Chiffre d'affaires	46 083	2 712	2 150	5 322	56 267
Investissements (corporels et incorporels)	3 105	484	83	160	3 832

31/12/2004 (en millions d'euros)	Europe de l'Ouest	Autres pays d'Europe	Amérique latine	Reste du monde	Total
Chiffre d'affaires	46 529	2 550	1 409	5 617	56 105
Investissements (corporels et incorporels)	3 407	255	83	61	3 806

NOTE 4 - CHIFFRE D'AFFAIRES

(en millions d'euros)	2005	2004
Ventes de biens	51 278	51 131
Prestations de services	3 609	3 614
Activités de financement	1 380	1 360
Total	**56 267**	**56 105**

NOTE 5 - FRAIS DE PERSONNEL

Les frais de personnel inscrit à l'effectif des sociétés du groupe se ventilent comme suit :

(en millions d'euros)	2005	2004
Automobile	6 162	5 970
Équipement automobile	2 002	1 927
Transport et logistique	368	342
Financement	120	119
Autres	140	158
Total	**8 792**	**8 516**

Le détail des charges liées aux plans d'option d'achat d'actions est donné en note 26.2.C, celui des charges de retraites en note 28.1.F.

NOTE 6 - DOTATIONS AUX AMORTISSEMENTS DES IMMOBILISATIONS CORPORELLES ET INCORPORELLES

Les amortissements inclus dans les charges opérationnelles concernent les actifs suivants :

(en millions d'euros)	2005	2004
Frais de développement	594	504
Autres immobilisations incorporelles	65	187
Outillages spécifiques	670	615
Autres immobilisations corporelles	1 677	1 755
Pertes de valeur sur immobilisations incorporelles	138	-
Pertes de valeur sur immobilisations corporelles	55	7
Total	**3 199**	**3 068**

NOTE 7 - FRAIS D'ÉTUDES, DE RECHERCHE ET DE DÉVELOPPEMENT

7.1. EFFETS DE L'ACTIVATION SUR LE COMPTE DE RÉSULTAT

(en millions d'euros)	2005	2004
Total des dépenses engagées	(2 151)	(2 183)
Frais de développement activés (note 13.1)	856	885
Frais non activés	**(1 295)**	**(1 298)**
Amortissement des frais de développement activés (note 13.1)	(594)	(504)
Total	**(1 889)**	**(1 802)**

7.2. EFFETS DE L'ACTIVATION SUR LE TABLEAU DE FLUX DE TRÉSORERIE

(en millions d'euros)	2005	2004
Effets sur le résultat net	262	381
Effets sur les amortissements	(594)	(504)
Effets sur la marge brute d'autofinancement	**856**	**885**
Effets sur les flux d'investissements	**(856)**	**(885)**
Total	**0**	**0**

NOTE 8 - AUTRES PRODUITS ET CHARGES

Les autres produits et charges incluent les montants suivants :

(en millions d'euros)	2005	2004
Perte de valeur des UGT du groupe Faurecia (note 8.1)	(180)	-
Frais de rationalisation des structures (note 8.2)	(160)	(92)
Effet de l'actualisation sur engagements sociaux (note 28.1.E)	(187)	(184)
Rendement attendu des actifs financiers sur engagements sociaux (note 28.1.E)	168	149
Variation de la part inefficace des options de change	(40)	(28)
Plus-values nettes sur cessions de titres de placement « disponibles à la vente » et de titres de participation	51	188
Résultat de cession de biens immobiliers	6	6
Autres produits et frais financiers	(6)	(7)
Autres	(3)	(4)
Total	**(351)**	**28**

8.1. PERTE DE VALEUR DES UGT DU GROUPE FAURECIA

Conformément au principe énoncé en note 1.13, la valeur comptable de chaque groupe d'actifs a fait l'objet d'une comparaison avec sa valeur d'utilité définie comme égale à la somme des flux futurs de trésorerie actualisés, issus des dernières prévisions pour chacun des groupes d'unités génératrices de trésorerie (Plan à Moyen Terme établi pour la période 2006-2009)

L'extrapolation des prévisions de la dernière année du plan à moyen terme (2009), projetée à l'infini, est déterminée en appliquant un taux de croissance de 1,5 % apprécié en fonction des prévisions d'évolution du marché automobile par les analystes. Ce taux est identique à celui retenu pour la réalisation du test de l'exercice précédent.

Un expert indépendant a été consulté pour déterminer le coût moyen pondéré du capital utilisable pour actualiser les flux de trésorerie futurs. Le calcul spécifique qu'il a établi a pris en compte pour la détermination des paramètres de marché un échantillon de 12 sociétés du secteur des équipementiers automobiles (6 sociétés européennes et 6 sociétés américaines). Compte tenu de ces paramètres et d'une prime de risque de marché retenue à 5 %, le coût moyen du capital utilisé comme taux pour actualiser les flux futurs a été fixé à 7,9 %. Ce taux est inchangé par rapport à 2004.

À fin 2005, les tests de valeur ainsi réalisés ont conduit à constater en « Autres produits et charges » une dépréciation de 180 millions d'euros, dont 42 millions d'euros sur les actifs immobilisés (note 14) et 138 millions d'euros sur l'écart d'acquisition dégagé lors de la reprise en 2001 des activités du groupe Sommer Allibert (note 13) concernant les actifs de l'activité Systèmes et Modules d'Intérieur. Cette dépréciation est due à une baisse de la rentabilité opérationnelle de l'activité Systèmes et Modules d'Intérieur consécutive principalement à la hausse du prix des matières premières, au décalage dans l'évolution du plan d'amélioration de la rentabilité et aux conséquences d'une politique commerciale plus sélective sur les prévisions de chiffre d'affaires.

La sensibilité du résultat du test aux variations des hypothèses retenues pour la détermination de la valeur d'utilité des actifs de l'activité Systèmes et Modules d'Intérieur est la suivante :

	Sensibilité	
(en millions d'euros)	+ 1 %	- 1 %
Taux d'actualisation des flux de trésorerie	(169)	231
Taux de croissance à l'infini	181	(132)

8.2. FRAIS DE RATIONALISATION DES STRUCTURES

A. Ventilation par nature

(en millions d'euros)	2005	2004
Départs anticipés de certains salariés (note 29)	4	(24)
Coûts de réduction d'effectifs	(152)	(66)
Coûts d'arrêt de production	(12)	(2)
Total	**(160)**	**(92)**

En 2005, les frais de rationalisation incluent les coûts de réduction d'effectifs de Faurecia pour 124 millions d'euros, et les coûts de la suppression de la troisième équipe dans l'usine d'assemblage de Ryton pour 26 millions d'euros.

B. Effectifs concernés par les plans de réduction d'effectifs

(en nombre de personnes)	2005	2004
France	1 111	460
Espagne	245	15
Royaume-Uni	932	710
Autres pays d'Europe	942	541
États-Unis	6	132
Autres pays hors Europe	252	17
Total	**3 488**	**1 875**

NOTE 9 - PRODUITS SUR PRÊTS, TITRES DE PLACEMENT ET TRÉSORERIE

Les produits financiers sur prêts correspondent aux intérêts courus déterminés selon la méthode définie en note 1.14.B (b).

(en millions d'euros)	2005	2004
Produits financiers sur prêts	28	17
Produits financiers sur trésorerie	324	303
Réévaluation des titres de placement « comptabilisés selon l'option juste valeur »	(1)	5
Résultat sur instruments de taux associés aux placements	4	(6)
Total	**355**	**319**

NOTE 10 - CHARGES DE FINANCEMENT

Le résultat des couvertures sur emprunts correspond à la réévaluation des emprunts liée aux taux d'intérêts et à la réévaluation des instruments de couverture tel que défini en note 1.14.C (a).

(en millions d'euros)	2005	2004
Frais financiers sur autres emprunts	(206)	(214)
Frais financiers sur découverts bancaires	(175)	(147)
Frais financiers sur location financement	(8)	(9)
Résultat de change sur opérations financières	(3)	(5)
Résultat des couvertures sur emprunts	(5)	1
Autres	(17)	(15)
Total	**(414)**	**(389)**

NOTE 11 - IMPÔTS SUR LES RÉSULTATS

11.1. ÉVOLUTION DES POSTES DE BILAN

31/12/2005 (en millions d'euros)	Ouverture	Charge	Capitaux propres	Règlements	Écart de conversion et autres	Clôture
Impôts courants						
Actif	128					156
Passif	(136)					(137)
Total	**(8)**	**(367)**	**-**	**395**	**(1)**	**19**
Impôts différés						
Actif	532					610
Passif	(2 218)					(2 367)
Total	**(1 686)**	**(118)**	**29**	**-**	**18**	**(1 757)**

31/12/2004 (en millions d'euros)	Ouverture	Charge	Capitaux propres	Règlements	Écart de conversion et autres	Clôture
Impôts courants						
Actif	161					128
Passif	(116)					(136)
Total	**45**	**(467)**	**-**	**418**	**(4)**	**(8)**
Impôts différés						
Actif	573					532
Passif	(1 985)					(2 218)
Total	**(1 412)**	**(305)**	**45**	**-**	**(14)**	**(1 686)**

11.2. CHARGE D'IMPÔTS SUR LES RÉSULTATS DES SOCIÉTÉS INTÉGRÉES

(en millions d'euros)	2005	2004
Impôts courants (note 11.2. A)		
Impôts sur les bénéfices	(362)	(459)
Impôts sur distributions intragroupe effectuées	(5)	(8)
Impôts différés		
Impôts différés de la période	(74)	(291)
Perte de valeur d'actifs d'impôts différés	(76)	(30)
Effets du changement de taux en France (note 11.2. B)	32	16
Total	**(485)**	**(772)**

A. Impôts courants

La charge d'impôts courants est égale aux montants d'impôts sur les bénéfices dus aux administrations fiscales au titre de l'exercice, en fonction des règles et des taux d'imposition en vigueur dans les différents pays.

Le 1er janvier 2005, la société Peugeot S.A. a renouvelé son option pour le régime d'intégration fiscale de droit commun prévu à l'article 223 A du Code général des impôts pour elle-même et les filiales françaises contrôlées au moins à 95 %.

B. Impôts différés

La charge d'impôts différés est déterminée selon la méthode comptable précisée en note 1.16.

Le taux de base de l'impôt sur les sociétés en France est de 33,33 %.

La loi sur le financement de la Sécurité sociale n°99-1140 du 29 décembre 1999 a instauré un complément d'imposition égal à 3,3 % de l'impôt de base dû ; pour les sociétés françaises, le taux légal d'imposition se trouve ainsi majoré de 1,1 %.

La loi de finances n°2004-1484 du 30 décembre 2004 a décidé la disparition progressive de la contribution additionnelle qui était fixée depuis 2002 à 3 % de l'impôt de base dû. Elle est passée à 1,5 % au 1er janvier 2005 et sera supprimée en 2006.

La loi de finances rectificative n° 2004-1485 du 30 décembre 2004 a décidé :

- la diminution de la taxation de toutes les plus et moins-values à long terme de 19 % à 15 % à compter de 2005 ;
- la disparition progressive de la taxation des plus-values nettes à long terme réalisées sur la cession des titres de participation. Cette taxation sera ramenée à 8 % en 2006 et supprimée à compter de 2007.

Les actifs et passifs d'impôts différés ont été diminués en conséquence.

De plus, la même loi de finances rectificative a décidé pour 2005 le transfert obligatoire de la réserve spéciale des plus-values à long terme à un compte de réserve ordinaire à concurrence d'un montant maximal de 200 millions d'euros ; ceci en exonération des compléments d'impôt, sous réserve du paiement d'une taxe libératoire de 2,5 %. Une charge d'impôt a été constatée à ce titre sur l'exercice 2004 à hauteur de 6 millions d'euros pour l'ensemble des sociétés du groupe.

11.3. RÉCONCILIATION ENTRE LE TAUX LÉGAL EN FRANCE ET LE TAUX EFFECTIF D'IMPÔT DU COMPTE DE RÉSULTAT CONSOLIDÉ

(en pourcentage)	2005	2004
Taux d'impôt légal en France pour l'exercice	**(34,9)**	**(35,4)**
Changement du taux en France	2,1	0,6
Différences permanentes	(2,0)	(0,2)
Résultat taxable à taux réduit (France)	1,8	2,0
Crédits d'impôts	2,5	1,0
Différences de taux à l'étranger et autres	3,7	1,6
Actifs sur déficits non reconnus (note 11.4)	(4,9)	(1,3)
Taux effectif d'impôt	**(31,7)**	**(31,7)**

En 2005, l'effet des « différences de taux à l'étranger et autres » intègre la perte de valeur sur écart d'acquisition des UGT du groupe Faurecia, qui est sans effet d'impôt.

11.4. ACTIFS SUR DÉFICIT

31/12/2005 (en millions d'euros)	Ouverture	Nouveaux déficits générés	Utilisations de déficit	Autres mouvements	Clôture
Impôts différés sur déficits	458	89	(61)	21	507
Actifs non reconnus à l'origine	(231)	(79)	17	(15)	(308)
Pertes de valeur ultérieures	(62)	N/A	N/A	(8)	(70)
Total	**165**	**10**	**(44)**	**(2)**	**129**

31/12/2004 (en millions d'euros)	Ouverture	Nouveaux déficits générés	Utilisations de déficit	Autres mouvements	Clôture
Impôts différés sur déficits	459	23	(24)	-	458
Actifs non reconnus à l'origine	(228)	(7)	N/A	4	(231)
Pertes de valeur ultérieures	(39)	N/A	N/A	(23)	(62)
Total	**192**	**16**	**(24)**	**(19)**	**165**

NOTE 12 - RÉSULTAT NET PAR ACTION

Le résultat net par action est calculé sur la base du nombre moyen pondéré d'actions en circulation dans le courant de l'exercice.

Le nombre moyen d'actions en circulation est calculé sur la base des différentes évolutions du capital social, corrigées des détentions par le groupe de ses propres actions.

Il est par ailleurs donné après effet dilutif de la levée des options d'achat d'actions, calculé suivant la méthode du « rachat d'actions ». Cet effet est le suivant sur le nombre d'actions :

	2005	2004
Nombre moyen d'actions de 1 euro en circulation	230 211 537	236 093 169
Effet dilutif des options d'achat suivant la méthode du « rachat d'actions » (note 26.2)	535 209	336 191
Nombre moyen d'actions après dilution	**230 746 746**	**236 429 360**

Compte tenu des caractéristiques des plans (note 26.2) et du cours moyen de l'action Peugeot S.A., seuls les plans 1999 à 2003 ont un effet dilutif en 2005 (plans 1999 et 2000 en 2004).

NOTE 13 - ÉCARTS D'ACQUISITION ET IMMOBILISATIONS INCORPORELLES

13.1. ÉVOLUTIONS DE LA VALEUR NETTE COMPTABLE

31/12/2005 (en millions d'euros)	Écarts d'acquisition	Frais de développement	Logiciels et autres	Total
Valeur brute				
À l'ouverture de l'exercice	**1 873**	**4 965**	**1 158**	**7 996**
Acquisitions et augmentations	7	856	104	967
Sorties	-	-	(5)	(5)
Pertes de valeur [1]	(138)	-	-	(138)
Changement de périmètre et autres	-	-	3	3
Écart de conversion	10	3	5	18
À la clôture de l'exercice	**1 752**	**5 824**	**1 265**	**8 841**
Amortissements				
À l'ouverture de l'exercice	**N/A**	**(1 572)**	**(887)**	**(2 459)**
Dotations	N/A	(594)	(65)	(659)
Sorties	N/A	-	3	3
Changement de périmètre et autres	N/A	-	(1)	(1)
Écart de conversion	N/A	(7)	(2)	(9)
À la clôture de l'exercice	**-**	**(2 173)**	**(952)**	**(3 125)**
Valeur nette à l'ouverture de l'exercice	1 873	3 393	271	5 537
Valeur nette à la clôture de l'exercice	**1 752**	**3 651**	**313**	**5 716**

(1) Les pertes de valeur sur l'exercice concernent le groupe Faurecia (note 8.1)

31/12/2004 (en millions d'euros)	Écarts d'acquisition	Frais de développement	Logiciels et autres	Total
Valeur brute				
À l'ouverture de l'exercice	**1 818**	**4 072**	**1 054**	**6 944**
Acquisitions et augmentations	72	885	117	1 074
Sorties	-	-	(14)	(14)
Changement de périmètre et autres	-	(1)	2	1
Écart de conversion	(17)	9	(1)	(9)
À la clôture de l'exercice	**1 873**	**4 965**	**1 158**	**7 996**
Amortissements				
À l'ouverture de l'exercice	**N/A**	**(1 073)**	**(710)**	**(1 783)**
Dotations	N/A	(504)	(187)	(691)
Sorties	N/A	-	10	10
Changement de périmètre et autres	N/A	4	-	4
Écart de conversion	N/A	1	-	1
À la clôture de l'exercice	**-**	**(1 572)**	**(887)**	**(2 459)**
Valeur nette à l'ouverture de l'exercice	1 818	2 999	344	5 161
Valeur nette à la clôture de l'exercice	**1 873**	**3 393**	**271**	**5 537**

13.2. DÉTAIL DES ÉCARTS D'ACQUISITION À LA CLÔTURE DE L'EXERCICE

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Faurecia	187	187	187
Activités de Faurecia			
- Sièges d'automobile	793	792	790
- Systèmes et Modules d'Intérieur	364	503	489
- Bloc Avant	96	96	96
- Systèmes d'Échappement	162	155	157
Dongfeng Peugeot Citroën Automobile	63	53	12
Peugeot Automotiv Pazarlama AS (Popas)	12	12	12
Crédipar	75	75	75
Total	**1 752**	**1 873**	**1 818**

NOTE 14 - IMMOBILISATIONS CORPORELLES

31/12/2005 (en millions d'euros)	Terrains et constructions	Matériel et outillages	Véhicules donnés en locations	Matériel de transport et de manutention	Agencements, installations et autres	Encours	Total
Valeur brute							
À l'ouverture de l'exercice	**5 618**	**22 668**	**2 254**	**494**	**966**	**1 556**	**33 556**
Acquisitions et augmentations [1]	329	1 356	-	42	67	1 133	2 927
Sorties	(137)	(937)	-	(27)	(32)	-	(1 133)
Changement de périmètre et autres	228	208	55	(134)	(49)	(314)	(6)
Écart de conversion	60	162	-	2	11	18	253
À la clôture de l'exercice	**6 098**	**23 457**	**2 309**	**377**	**963**	**2 393**	**35 597**
Amortissements							
À l'ouverture de l'exercice	**(2 601)**	**(15 462)**	**(305)**	**(371)**	**(599)**	**-**	**(19 338)**
Dotations	(239)	(1 929)	(60)	(33)	(86)	-	(2 347)
Sorties	127	902	-	18	30	-	1 077
Pertes de valeur [2]	-	(55)	-	-	-	-	(55)
Changement de périmètre et autres	(187)	65	68	133	54	-	133
Écart de conversion	(14)	(89)	-	(1)	(6)	-	(110)
À la clôture de l'exercice	**(2 914)**	**(16 568)**	**(297)**	**(254)**	**(607)**	**-**	**(20 640)**
Valeur nette à l'ouverture de l'exercice	3 017	7 206	1 949	123	367	1 556	14 218
Valeur nette à la clôture de l'exercice	**3 184**	**6 889**	**2 012**	**123**	**356**	**2 393**	**14 957**

(1) Y compris immobilisations corporelles acquises en location financement.

(2) Les pertes de valeur sur l'exercice concernent les UGT du groupe Faurecia pour 42 millions d'euros (note 8.1).

31/12/2004 (en millions d'euros)	Terrains et constructions	Matériel et outillages	Véhicules donnés en locations	Matériel de transport et de manutention	Agencements, installations et autres	Encours	Total
Valeur brute							
À l'ouverture de l'exercice	**5 125**	**21 301**	**2 232**	**501**	**878**	**1 983**	**32 020**
Acquisitions et augmentations [1]	560	2 555	-	49	142	(473)	2 833
Sorties	(71)	(1 157)	-	(54)	(44)	-	(1 326)
Changement de périmètre et autres	2	(22)	22	(2)	(10)	35	25
Écart de conversion	2	(9)	-	-	-	11	4
À la clôture de l'exercice	**5 618**	**22 668**	**2 254**	**494**	**966**	**1 556**	**33 556**
Amortissements							
À l'ouverture de l'exercice	**(2 405)**	**(14 719)**	**(311)**	**(363)**	**(552)**	**-**	**(18 350)**
Dotations	(264)	(1 895)	(57)	(57)	(97)	-	(2 370)
Sorties	63	1 140	-	47	41	-	1 291
Pertes de valeur	-	(7)	-	-	-	-	(7)
Changement de périmètre et autres	2	14	63	2	10	-	91
Écart de conversion	3	5	-	-	(1)	-	7
À la clôture de l'exercice	**(2 601)**	**(15 462)**	**(305)**	**(371)**	**(599)**	**-**	**(19 338)**
Valeur nette à l'ouverture de l'exercice	2 720	6 582	1 921	138	326	1 983	13 670
Valeur nette à la clôture de l'exercice	**3 017**	**7 206**	**1 949**	**123**	**367**	**1 556**	**14 218**

(1) Y compris immobilisations corporelles acquises en location financement.

Les véhicules donnés en location comprennent les véhicules loués à des particuliers par les sociétés de location du groupe, et les véhicules vendus avec clause de rachat retraités selon les principes énoncés en note 1.5.A.

Ils se ventilent comme suit :

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Véhicules vendus avec clause de rachat	2 044	1 996	1 938
Véhicules donnés en location courte durée	265	258	294
Total valeur brute	**2 309**	**2 254**	**2 232**

NOTE 15 - TITRES MIS EN ÉQUIVALENCE

Les sociétés mises en équivalence sont très généralement des sociétés industrielles et commerciales qui ont pour objet de produire soit des pièces et équipements destinés à la construction automobile soit des véhicules complets.

15.1. ÉVOLUTION DE LA VALEUR D'ÉQUIVALENCE

(en millions d'euros)	2005	2004
À l'ouverture de l'exercice	**614**	**548**
Dividendes et transferts de résultat	(4)	(6)
Quote-part du résultat net	(55)	13
Entrées en consolidation		
- Stafim	-	5
- Gefco Chine	2	
Rachats de minoritaires de Dongfeng Peugeot Citroën Automobile	-	79
Acquisitions	-	3
Sorties	-	(20)
Écart de conversion	39	(8)
À la clôture de l'exercice	**596**	**614**

15.2. QUOTE-PART DES CAPITAUX PROPRES DES SOCIÉTÉS MISES EN ÉQUIVALENCE

(en millions d'euros)	Dernier % de détention	31/12/2005	31/12/2004	01/01/2004
Coopération avec Renault				
Française de Mécanique	50 %	58	68	72
Société de Transmissions Automatiques	20 %	3	3	3
Coopération avec Fiat				
Sevelnord	50 %	62	63	47
Giesevel	50 %	12	11	8
Sevelind	50 %	6	(19)	(41)
Sevel SpA	50 %	107	111	106
Coopération avec Toyota				
Toyota Peugeot Citroën Automobiles	50 %	113	142	144
Dongfeng Peugeot Citroën Automobile	50 %	190	194	158
Autres				
Siemens Automotiv Hydraulics	48 %	2	3	3
Stafim	34 %	6	5	-
Gefco Tunisie	50 %	-	-	-
Gefco Chine	50 %	2	-	-
Sociétés du groupe Faurecia		35	33	48
Total		**596**	**614**	**548**

15.3. QUOTE-PART DES RÉSULTATS NETS DES SOCIÉTÉS MISES EN ÉQUIVALENCE

(en millions d'euros)	Dernier % de détention	31/12/2005	31/12/2004
Coopération avec Renault			
Française de Mécanique	50 %	(10)	(4)
Société de Transmissions Automatiques	20 %	-	-
Coopération avec Fiat			
Sevelnord	50 %	(1)	16
Giesevel	50 %	1	3
Sevelind	50 %	25	22
Sevel SpA	50 %	(4)	5
Coopération avec Toyota			
Toyota Peugeot Citroën Automobiles	50 %	(34)	(11)
Dongfeng Peugeot Citroën Automobile	50 %	(38)	(26)
Autres			
Siemens Automotiv Hydraulics	48 %	(1)	-
Stafim	34 %	1	1
Gefco Tunisie	50 %	-	-
Gefco Chine	50 %	-	-
Sociétés du groupe Faurecia		6	7
Total		**(55)**	**13**

15.4. QUOTE-PART DES ÉLÉMENTS FINANCIERS CARACTÉRISTIQUES DES SOCIÉTÉS MISES EN ÉQUIVALENCE

A. Information globale

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Capitaux employés			
Immobilisations corporelles	1 500	1 160	885
Besoin en fonds de roulement	(42)	287	282
Autres capitaux employés [1]	3	(4)	(47)
Total	**1 461**	**1 443**	**1 120**
Investissements en immobilisations corporelles	**486**	**365**	**233**
Position financière nette			
Dettes à long et moyen termes	(644)	(592)	(323)
Autres éléments financiers	(221)	(237)	(249)
Total	**(865)**	**(829)**	**(572)**

(1) Les principaux postes de bilan compris dans les autres capitaux employés au 31 décembre 2005 concernent des provisions pour 79 millions d'euros, des immobilisations incorporelles pour 46 millions d'euros, et des impôts différés actifs nets des positions passives pour 28 millions d'euros dont 23 millions sur Toyota Peugeot Citroën Automobiles.

B. Détail par société des éléments significatifs

(a) Capitaux employés totaux

(en millions d'euros)	Dernier % de détention	31/12/2005	31/12/2004	01/01/2004
Coopération avec Renault				
Française de Mécanique	50 %	153	182	188
Société de Transmissions Automatiques	20 %	8	9	6
Coopération avec Fiat				
Sevelnord	50 %	144	121	133
Giesevel	50 %	32	37	40
Sevelind	50 %	29	34	41
Sevel SpA	50 %	237	200	203
Coopération avec Toyota				
Toyota Peugeot Citroën Automobiles	50 %	294	311	146
Dongfeng Peugeot Citroën Automobile	50 %	490	475	316
Autres				
Siemens Automotiv Hydraulics	48 %	5	6	4
Stafim	34 %	(2)	(1)	-
Gefco Tunisie	50 %	-	-	-
Gefco Chine	50 %	2	-	-
Sociétés du groupe Faurecia		69	69	43
Total		**1 461**	**1 443**	**1 120**

(b) Position financière nette

(en millions d'euros)	Dernier % de détention	31/12/2005	31/12/2004	01/01/2004
Coopération avec Renault				
Française de Mécanique	50 %	(95)	(114)	(116)
Société de Transmissions Automatiques	20 %	(5)	(6)	(3)
Coopération avec Fiat				
Sevelnord	50 %	(82)	(58)	(86)
Giesevel	50 %	(20)	(26)	(32)
Sevelind	50 %	(23)	(53)	(82)
Sevel SpA	50 %	(131)	(90)	(97)
Coopération avec Toyota				
Toyota Peugeot Citroën Automobiles	50 %	(181)	(169)	(2)
Dongfeng Peugeot Citroën Automobile	50 %	(300)	(280)	(159)
Autres				
Siemens Automotiv Hydraulics	48 %	(3)	(3)	(1)
Stafim	34 %	8	6	-
Gefco Tunisie	50 %	-	-	-
Gefco Chine	50 %	1	-	-
Sociétés du groupe Faurecia		(34)	(36)	6
Total		**(865)**	**(829)**	**(572)**

NOTE 16 - TITRES DE PARTICIPATION

Les principes de comptabilisation et d'évaluation sont définis en note 1.14.B (b).

16.1. DÉTAIL

(en millions d'euros)	Dernier % de détention	31/12/2005	31/12/2004	01/01/2004
Football Club de Sochaux Montbéliard	100 %	14	14	14
Peugeot Rus Avto *(consolidée à compter du 01/01/2005)*		-	5	-
Peugeot Automobile Nigéria	40 %	8	8	8
Concessionnaires non consolidés		13	14	16
Portefeuille du groupe Faurecia		2	1	6
PSA Finance Ceska Republika *(consolidée à compter du 01/03/2004)*		-	-	12
Autres titres		9	24	20
Total		**46**	**66**	**76**

16.2. ÉVOLUTION

(en millions d'euros)	2005	2004
Valeur brute		
À l'ouverture de l'exercice	**109**	**119**
Acquisitions et augmentations	2	13
Cessions	(4)	(5)
Changement de périmètre et autres	(19)	(17)
Écart de conversion	-	(1)
À la clôture de l'exercice	**88**	**109**
Provisions		
À l'ouverture de l'exercice	**(43)**	**(43)**
Dotations	(1)	(3)
Cessions	3	2
Changement de périmètre et autres	-	1
Écart de conversion	(1)	
À la clôture de l'exercice	**(42)**	**(43)**
Valeur nette à l'ouverture de l'exercice	66	76
Valeur nette à la clôture de l'exercice	**46**	**66**

NOTE 17 - AUTRES ACTIFS FINANCIERS NON COURANTS

Les principes de comptabilisation et d'évaluation sont définis en note 1.14.B (b) pour les prêts et créances, (c1) pour les titres de placement « disponibles à la vente », (c2) pour les titres de placement « comptabilisés selon l'option juste valeur », et en note 1.14.D pour les instruments dérivés.

31/12/2005		Titres de placement			
(en millions d'euros)	Prêts et créances	« disponibles à la vente »	« comptabilisés selon option juste valeur »	Instruments dérivés [2]	Total
Valeur brute					
À l'ouverture de l'exercice	**237**	**204**	**1 699**	**322**	**2 462**
Acquisitions et augmentations	21	5	435	-	461
Cessions	(13)	-	(25)	-	(38)
Revalorisations	-	54	(71)	88	71
Transferts en actifs financiers courants [1]	(18)		(863)	-	(881)
Conversion et variation de périmètre	(7)	-	(1)	-	(8)
À la clôture de l'exercice	**220**	**263**	**1 174**	**410**	**2 067**
Provisions					
A l'ouverture de l'exercice	**(84)**	**-**	**-**	**-**	**(84)**
Dotations nettes de l'exercice	3	-	-	-	3
À la clôture de l'exercice	**(81)**	**-**	**-**	**-**	**(81)**
Valeur nette à l'ouverture de l'exercice	153	204	1 699	322	2 378
Valeur nette à la clôture de l'exercice	**139**	**263**	**1 174**	**410**	**1 986**

La valeur des titres disponibles à la vente inclut une plus-value latente de 172 millions d'euros à la clôture (117 millions d'euros à l'ouverture).

(1) Les titres de placement comptabilisés selon l'option juste valeur transférés en actifs financiers courants correspondent à des titres de créances négociables dont l'échéance à fin 2004 était supérieure à un an.

31/12/2004		Titres de placement			
(en millions d'euros)	Prêts et créances	« disponibles à la vente »	« comptabilisés selon option juste valeur »	Instruments dérivés [1]	Total
Valeur brute					
À l'ouverture de l'exercice	**234**	**191**	**408**	**183**	**1 016**
Acquisitions et augmentations	27	1	1 344	-	1 372
Cessions	(9)	-	(54)	-	(63)
Revalorisations	-	12	1	139	152
Transferts en actifs financiers courants	(15)	-	-	-	(15)
Conversion et variation de périmètre	-	-	-	-	-
À la clôture de l'exercice	**237**	**204**	**1 699**	**322**	**2 462**
Provisions					
À l'ouverture de l'exercice	**(82)**	**-**	**-**	**-**	**(82)**
Dotations nettes de l'exercice	(2)	-	-	-	(2)
À la clôture de l'exercice	**(84)**	**-**	**-**	**-**	**(84)**
Valeur nette à l'ouverture de l'exercice	152	191	408	183	934
Valeur nette à la clôture de l'exercice	**153**	**204**	**1 699**	**322**	**2 378**

(1) Le détail des instruments dérivés est donné en note 36.

NOTE 18 - AUTRES ACTIFS NON COURANTS

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Excédents versés sur engagements de retraite (note 28)	3	7	3
Dépôts de garantie et autres	92	91	88
Total	**95**	**98**	**91**

NOTE 19 - PRÊTS ET CRÉANCES DES ACTIVITÉS DE FINANCEMENT

Les principes de comptabilisation et d'évaluation sont définis en note 1.14.B (d).

↗ 19.1. ANALYSE DES CRÉANCES

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Crédits à la clientèle finale	18 840	17 782	17 081
Crédits aux réseaux de distribution	5 582	5 458	4 550
Autres prêts accordés à la clientèle	115	83	96
Écart de réévaluation à la juste valeur	(19)	44	63
Total	**24 518**	**23 367**	**21 790**
Revenus différés	(1 790)	(1 791)	(1 773)
Provisions pour créances douteuses	(277)	(277)	(234)
Provisions pour créances saines	(51)	(56)	(64)
Total	**22 400**	**21 243**	**19 719**
Éliminations	(162)	(199)	(138)
Total	**22 238**	**21 044**	**19 581**

Les créances sur la clientèle finale représentent les crédits accordés aux clients des marques Peugeot et Citroën, par les sociétés de financement, pour l'acquisition de véhicules automobiles.

Les crédits aux réseaux de distribution comprennent les créances des sociétés des marques Peugeot et Citroën sur leurs réseaux de concessionnaires, cédées aux sociétés de financement du groupe, et les crédits accordés par ces dernières aux réseaux, pour financer leur besoin en fonds de roulement.

19.2. CRÉANCES CÉDÉES PAR LA DIVISION AUTOMOBILE

L'encours des créances de la division automobile cédées aux sociétés de financement dont elle prend en charge le coût de financement, s'élève à la fin de l'exercice à :

(en millions d'euros)	31/12/2005	31/12/2004
	3 345	**3 198**

Les coûts de financement correspondant aux créances cédées sont inscrits dans les « Coûts des biens et services vendus » des activités industrielles et commerciales pour :

(en millions d'euros)	2005	2004
	149	**132**

19.3. ÉCHÉANCIERS DES CRÉANCES BRUTES

31/12/2005 (en millions d'euros)	2006	2007	2008	Années ultérieures	Total
Crédits à la clientèle finale	7 603	4 923	3 862	2 452	18 840
Crédits aux réseaux de distribution	5 582	-	-	-	5 582
Total	**13 185**	**4 923**	**3 862**	**2 452**	**24 422**

31/12/2004 (en millions d'euros)	2005	2006	2007	Années ultérieures	Total
Crédits à la clientèle finale	6 554	5 975	2 927	2 326	17 782
Crédits aux réseaux de distribution	5 405	26	15	12	5 458
Total	**11 959**	**6 001**	**2 942**	**2 338**	**23 240**

01/01/2004 (en millions d'euros)	2004	2005	2006	Années ultérieures	Total
Crédits à la clientèle finale	6 816	5 151	2 503	2 611	17 081
Crédits aux réseaux de distribution	4 531	8	5	6	4 550
Total	**11 347**	**5 159**	**2 508**	**2 617**	**21 631**

19.4. ÉVOLUTION DES PROVISIONS POUR CRÉANCES DOUTEUSES

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Crédits à la clientèle finale			
Créances douteuses brutes	429	393	357
Provisions	(264)	(264)	(214)
Net	**165**	**129**	**143**
Crédits aux réseaux			
Créances douteuses brutes	21	23	28
Provisions	(13)	(13)	(20)
Net	**8**	**10**	**8**
Tous crédits			
Créances douteuses brutes	450	416	385
Provisions	(277)	(277)	(234)
Net	**173**	**139**	**151**

19.5. AUTRES PRÊTS ACCORDÉS À LA CLIENTÈLE

Les autres prêts accordés à la clientèle (115 millions d'euros au 31/12/2005) sont tous à échéance inférieure à un an.

NOTE 20 - TITRES DE PLACEMENTS DES ACTIVITÉS DE FINANCEMENT

Les principes de comptabilisation et d'évaluation sont définis en note 1.14.B (c2).

Ce poste comprend en particulier les réserves de sécurité constituées par le groupe Banque PSA Finance dans le cadre de sa stratégie de financement et investies en OPCVM et en titres de créances négociables.

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Réserves de sécurité de Banque PSA Finance	2 262	2 260	2 269
Autres titres de placement	447	457	225
Total	**2 709**	**2 717**	**2 494**

NOTE 21 - STOCKS

	31/12/2005			31/12/2004		
(en millions d'euros)	Valeur brute	Provision	Valeur nette	Valeur brute	Provision	Valeur nette
Matières premières et approvisionnements	876	(142)	734	883	(146)	737
Produits semi-ouvrés et encours	752	(34)	718	821	(55)	766
Marchandises et véhicules d'occasion	1 401	(121)	1 280	1 378	(116)	1 262
Produits finis et pièces de rechange	4 315	(158)	4 157	3 943	(162)	3 781
Total	**7 344**	**(455)**	**6 889**	**7 025**	**(479)**	**6 546**

Le détail de l'évolution du poste est donné en note 34.

NOTE 22 - CLIENTS DES ACTIVITÉS INDUSTRIELLES ET COMMERCIALES

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Clients et effets en portefeuille	3 218	3 412	3 782
Provisions pour créances douteuses	(121)	(116)	(123)
Position aux bornes des activités industrielles et commerciales	**3 097**	**3 296**	**3 659**
Elimination des opérations avec les activités de financement	(166)	(242)	(205)
Total	**2 931**	**3 054**	**3 454**

Les créances sur les concessionnaires de l'activité automobile, cédées aux sociétés de financement du groupe sont exclues de ce poste et figurent au bilan consolidé à la rubrique « Prêts et créances des activités de financement » (note 19.2).

Les avoirs sur chiffre d'affaires correspondant aux moyens commerciaux décidés ou estimés sur les véhicules neufs en stock dans le réseau indépendant, et les avoirs émis ou à émettre au titre des moyens commerciaux sur les véhicules vendus aux clients, non encore réglés par le groupe, sont classés en « Clients et effets en portefeuille ».

Le détail de l'évolution du poste est donné en note 34.

NOTE 23 - AUTRES DÉBITEURS

↗ 23.1. ACTIVITÉS INDUSTRIELLES ET COMMERCIALES

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
États et collectivités publiques hors impôts sur les sociétés	1 017	981	1 275
Personnel	128	135	183
Fournisseurs débiteurs	177	132	165
Instruments dérivés [1]	29	114	148
Charges constatées d'avance	86	92	97
Débiteurs divers	257	302	272
Total	**1 694**	**1 756**	**2 140**

(1) Ce poste correspond à la juste valeur des instruments acquis par le groupe pour se prémunir contre les risques de change sur ses

23.2. ACTIVITÉS DE FINANCEMENT

(en millions d'euros)	31/12/2005	31/12/2004	1/01/2004
États et collectivités publiques hors impôts sur les sociétés	75	70	78
Instruments dérivés [1]	194	238	166
Charges constatées d'avance	189	204	250
Débiteurs divers	184	143	205
Total	**642**	**655**	**699**

(1) Ce poste correspond à la juste valeur des instruments acquis par le groupe pour se prémunir contre les risques de taux sur les dettes et créances de financement. L'échéancier de ces instruments est indiqué dans la note 36 « Gestion des risques de marché ».

NOTE 24 - ACTIFS FINANCIERS COURANTS

Les principes de comptabilisation et d'évaluation sont définis en note 1.14.B (b) pour les prêts et créances, (c1) pour les titres de placement « disponibles à la vente », (c2) pour les titres de placement « comptabilisés selon l'option juste valeur », et en note 1.14.D pour les instruments dérivés.

31/12/2005 (en millions d'euros)	Prêts	Titres « disponibles à la vente »	Titres « comptabilisés selon option juste valeur »	Instruments dérivés	Total
À l'ouverture de l'exercice	**240**	**103**	**358**	**11**	**712**
Acquisitions et augmentations	18	-	149	-	167
Cessions	(94)	(39)	(405)	-	(538)
Revalorisations	-	(23)	6	16	(1)
Transfert (1)	18	-	863	-	881
Conversion et variation de périmètre	(6)	-	-	(1)	(7)
À la clôture de l'exercice	**176**	**41**	**971**	**26**	**1 214**

(1) Les titres de placement comptabilisés selon l'option juste valeur transférés en actifs financiers courants correspondent à des titres de créances négociables dont l'échéance à fin 2004 était supérieure à un an.

31/12/2004 (en millions d'euros)	Prêts	Titres « disponibles à la vente »	Titres « comptabilisés selon option juste valeur »	Instruments dérivés	Total
À l'ouverture de l'exercice	**301**	**346**	**655**	**8**	**1 310**
Acquisitions et augmentations	241	-	-	-	241
Cessions	(314)	(256)	(294)	-	(864)
Revalorisations	-	13	(3)	3	13
Transfert	12	-	-	-	12
Conversion et variation de périmètre	-	-	-	-	-
À la clôture de l'exercice	**240**	**103**	**358**	**11**	**712**

NOTE 25 - TRÉSORERIE

Celle-ci, telle que définie dans la note 1.14.B (e), comprend :

25.1. ACTIVITÉS INDUSTRIELLES ET COMMERCIALES

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Parts d'OPCVM et titres de créances négociables	5 164	4 363	4 408
Comptes courants bancaires et caisses	1 187	795	674
Total activités industrielles et commerciales	**6 351**	**5 158**	**5 082**
Part déposée auprès des activités de financement	*(230)*	*(205)*	*(205)*
Total	**6 121**	**4 953**	**4 877**

25.2. ACTIVITÉS DE FINANCEMENT

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Créances sur établissements de crédit	625	530	642
Comptes courants des banques centrales et valeurs reçues à l'encaissement	10	80	162
Total	**635**	**610**	**804**

NOTE 26 - CAPITAUX PROPRES

26.1. COMPOSITION DU CAPITAL

Conformément aux autorisations accordées par l'Assemblée Générale du 25 mai 2005, le Directoire de Peugeot S.A. a décidé le 17 novembre 2005 l'annulation de 8 490 880 actions du capital social.

Le capital au 31 décembre 2005 est fixé à 234 618 266 euros, divisé en actions d'une valeur nominale de 1 euro chacune. Il est entièrement libéré. Les actions sont nominatives ou au porteur, au choix de l'actionnaire. Conformément à l'article 38 des statuts, toutes les actions inscrites depuis quatre ans au moins au nom d'un même actionnaire bénéficient d'un droit de vote double.

26.2. OPTIONS D'ACHAT D'ACTIONS PAR CERTAINS SALARIÉS

A. Caractéristiques des plans

Le Directoire de Peugeot S.A. a consenti, chaque année depuis 1999, au profit de certains membres du personnel salarié et de certains dirigeants et mandataires sociaux de la société et de ses filiales, des plans d'achat d'actions à prix unitaire convenu. Compte tenu de la division du nominal des actions en 2001, les caractéristiques actuelles de ces plans sont les suivantes :

	Plan 2005	Plan 2004	Plan 2003	Plan 2002	Plan 2001	Plan 2000	Plan 1999
Date de décision du Directoire	23/08/2005	24/08/2004	21/08/2003	20/08/2002	20/11/2001	05/10/2000	31/03/1999
Date de maturité	23/08/2008	24/08/2007	21/08/2006	20/08/2005	20/11/2004	05/10/2002	31/03/2001
Date d'expiration	22/08/2013	23/08/2012	20/08/2011	20/08/2009	19/11/2008	04/10/2008	31/03/2007
Nombre de bénéficiaires à l'origine	169	182	184	178	147	154	97
Prix d'exercice en euros	52,37	47,59	39,09	46,28	46,86	35,46	20,83
Nombre d'options accordées	953 000	1 004 000	996 500	860 100	798 600	709 200	462 900

B. Évolution du nombre d'options en cours de validité

Pour l'ensemble de ces plans, l'évolution du nombre d'options (actions de 1 euro) en cours de validité est la suivante :

(en nombre d'options)	31/12/2005	31/12/2004	01/01/2004
Total à l'ouverture de l'exercice	**4 615 753**	**3 763 200**	**2 783 200**
Options distribuées	953 000	1 004 000	996 500
Options levées	(257 028)	(151 447)	(16 500)
Options radiées	(37 000)	-	-
Total à la clôture de l'exercice	**5 274 725**	**4 615 753**	**3 763 200**
Dont options pouvant être exercées	2 334 225	1 755 153	1 108 000

Le détail du total à la clôture est le suivant :

(en nombre d'options)	31/12/2005	31/12/2004	01/01/2004
Plan 1999	144 247	272 415	401 800
Plan 2000	561 978	684 138	706 200
Plan 2001	776 900	798 600	798 600
Plan 2002	851 100	860 100	860 100
Plan 2003	992 500	996 500	996 500
Plan 2004	995 000	1 004 000	-
Plan 2005	953 000	-	-

C. Valorisation des plans

Conformément aux principes énoncés en note 1.19, les plans accordés postérieurement au 7 novembre 2002 ont été évalués comme suit :

(en millions d'euros)	Plan 2005	Plan 2004	Plan 2003	Plan 2002	Total
Valorisation initiale					
Peugeot S.A.	9	14	12	-	35
Faurecia	-	5	-	4	9
Total	**9**	**19**	**12**	**4**	**44**
Charge de l'exercice 2005					
Peugeot S.A.	1	5	4	-	10
Faurecia	-	1	-	1	2
Total	**1**	**6**	**4**	**1**	**12**
Hypothèses					
Peugeot S.A.					
Prix de l'action à la date d'attribution (en euros)	51,80	48,70	41,60	-	
Volatilité	25 %	39 %	39 %	-	
Taux zéro coupon	2,76 %	3,12 %	3,12 %	-	
Prix d'exercice (en euros)	52,37	47,59	39,09	-	
Durée de l'option[1]	4	4	4	-	
Taux de dividende	2,75 %	2,75 %	2,75 %	-	
Faurecia					
Prix de l'action à la date d'attribution (en euros)	-	58,4	-	41,82	
Volatilité	-	41 %	-	41 %	
Taux zéro coupon	-	3,21 %	-	3,75 %	
Prix d'exercice (en euros)	-	58,18	-	41,71	
Durée de l'option[1]	-	4	-	4	
Taux de dividende	-	1,90 %	-	2,75 %	

(1) Période d'indisponibilité fiscale.

26.3. TITRES D'AUTOCONTRÔLE

Dans le cadre des autorisations données par les Assemblées Générales ordinaires, des actions de la société Peugeot S.A. ont été rachetées par le groupe.

La part du capital social détenu a évolué de la façon suivante :

A. Nombre d'actions détenues

(en nombre d'actions)	Autorisations	Réalisations 31/12/2005	Réalisations 31/12/2004
Détentions à l'ouverture		**10 230 439**	**4 086 884**
Achat d'actions			
Assemblée Générale ordinaire du 28 mai 2003	25 000 000	-	1 615 000
Assemblée Générale ordinaire du 26 mai 2004	24 000 000	2 957 895	4 680 002
Assemblée Générale ordinaire du 25 mai 2005	24 000 000	1 172 267	-
Annulation d'actions			
Assemblée Générale extraordinaire du 25 mai 2005	10 % du capital	(8 490 880)	-
Ventes d'actions			
Levées d'options d'achat		(257 028)	(151 447)
Détentions à la clôture		**5 612 693**	**10 230 439**
Couverture des options d'achat		5 274 725	4 615 753
Actions destinées à être annulées		337 968	5 614 686

B. Évolution en valeur

(en millions d'euros)	31/12/2005	31/12/2004
À l'ouverture de l'exercice	**(431)**	**(149)**
Acquisitions de l'exercice	(198)	(287)
Annulation de titres	401	-
Levées d'options d'achat	8	5
À la clôture de l'exercice	**(220)**	**(431)**

26.4 RÉSERVES ET RÉSULTATS NETS CONSOLIDÉS - PART DU GROUPE

Les différents éléments constituant les réserves consolidées, qui comprennent le résultat de l'exercice, sont les suivants :

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Réserve légale de Peugeot S.A.	28	28	28
Autres réserves et résultats sociaux de Peugeot S.A.	6 250	6 051	5 342
Autres réserves et résultats consolidés	7 571	7 227	6 763
Total	**13 849**	**13 306**	**12 133**

Les autres réserves et résultats sociaux de Peugeot S.A. comprennent :

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Réserves distribuables			
Libres d'impôt sur les sociétés	5 182	2 033	2 144
Après paiement de la taxe exceptionnelle [1]	-	200	-
Après déduction d'un complément d'impôt [2]	1 068	1 068	1 056
Après versement du précompte	-	-	2 142
Après prélèvement exceptionnel de 25 % [3]	-	2 750	-
Total	**6 250**	**6 051**	**5 342**
Impôt dû sur distribution hors précompte	**169**	**213**	**229**

(1) Comme indiqué en note 11.2.B, 200 millions d'euros ont été transférés en 2005 de la réserve spéciale des plus-values à long terme vers un compte de réserve ordinaire distribuable, sous réserve du paiement d'une taxe exceptionnelle de 2,5 %. À ce titre, pour Peugeot S.A., une charge d'impôts de 5 millions d'euros a été constatée dans les comptes de l'exercice 2004.

(2) Il s'agit de la part de la réserve des plus-values à long terme que le groupe n'a pas encore décidé de transférer et qui reste potentiellement soumise à l'imposition complémentaire.

(3) La loi de finances pour 2004 a supprimé le précompte prévu par l'article 223 sexies du CGI et a instauré pour les seules distributions mises en paiement en 2005 un prélèvement exceptionnel de 25 % (imputable par tiers sur l'impôt sur les sociétés dû au titre des trois exercices suivants).

NOTE 27 - PROVISIONS COURANTES ET NON COURANTES

27.1. PROVISIONS NON COURANTES

A. Détail par nature

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Retraites (note 28)	1 106	1 235	1 415
Départs anticipés de certains salariés (note 29)	233	345	423
Risque véhicules hors d'usage	55	53	39
Autres	40	25	51
Total	**1 434**	**1 658**	**1 928**

B. Évolutions

(en millions d'euros)	31/12/2005	31/12/2004
À l'ouverture de l'exercice	**1 658**	**1 928**
Variations par résultat		
- Dotations	193	150
- Utilisations	(274)	(415)
- Reprises de provisions	(150)	(6)
	(231)	**(271)**
Autres variations		
Écart de conversion	19	-
Variation de périmètre et autres	(12)	1
Total à la clôture	**1 434**	**1 658**

Les reprises de provisions de l'exercice 2005 portent essentiellement sur les retraites et correspondent à l'effet de l'avenant au contrat d'assurance d'AGF et à la modification du dispositif de retraites complémentaires Faurecia (note 28.1.F).

27.2. PROVISIONS COURANTES

A. Détail par nature

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Garantie [1]	1 073	896	868
Personnel hors retraites	153	148	131
Litiges	98	105	73
Restructuration	93	67	65
Amende de la Commission européenne [2]	50	-	-
Pertes futures sur contrats	29	26	46
Risque Argentine	9	20	31
Autres	240	246	264
Total	**1 745**	**1 508**	**1 478**

(1) La provision pour garantie concerne notamment les ventes de véhicules neufs, dont la durée contractuelle est généralement de 2 ans.
Elle est comptabilisée à hauteur des appels en garantie prévus ; le remboursement attendu au titre des recours fournisseurs est comptabilisé à l'actif en « Débiteurs divers » (note 23).

(2) La provision correspond à l'amende prononcée par la Commission européenne à la suite de vérifications menées en 1999 et 2003 par ses services chez Automobiles Peugeot, Peugeot Deutschland GmbH et Peugeot Nederland NV. Dans une décision du 5 octobre 2005, la Commission a considéré qu'aux Pays-Bas, Automobiles Peugeot et sa filiale néerlandaise avaient mis en place des pratiques ayant pour objet ou pour effet de restreindre les ventes de véhicules à l'exportation et a prononcé contre elles, solidairement, une amende de 49,5 millions d'euros. La Commission a abandonné ses griefs à l'encontre des pratiques qu'elle avait dans un premier temps relevées en Allemagne.
Automobiles Peugeot et Peugeot Nederland NV ont formé un recours contre cette décision par devant le Tribunal de première instance des Communautés européennes, estimant que les éléments de droit et de fait n'étaient pas réunis pour constater une violation de l'article 81 alinéa 1 du traité instituant la Communauté européenne.

B. Évolutions

(en millions d'euros)	31/12/2005	31/12/2004
À l'ouverture de l'exercice	**1 508**	**1 478**
Variations par résultat		
Dotations	678	423
Utilisations	(405)	(335)
Reprises de provisions	(64)	(60)
	209	**28**
Autres variations		
Écart de conversion	24	(2)
Variation de périmètre et autres	4	4
Total à la clôture	**1 745**	**1 508**

NOTE 28 - ENGAGEMENTS DE RETRAITES ET ASSIMILÉS

28.1. ENGAGEMENTS DE RETRAITES

A. Description des régimes

Les salariés du groupe bénéficient dans certains pays de compléments de retraites qui sont versés annuellement aux retraités ou d'indemnités de départ à la retraite qui sont versés en une fois au moment du départ à la retraite. Le groupe offre ces avantages à travers, soit des régimes à cotisations définies, soit des régimes à prestations définies. Dans le cadre des régimes à cotisations définies, le groupe n'a pas d'autre obligation que le paiement de ses cotisations. La charge correspondant aux cotisations versées est prise en compte en résultat sur l'exercice. Pour les régimes à prestations définies, les principaux pays concernés sont la France et le Royaume-Uni.

En France, les régimes à prestations définies encore en vigueur concernent les indemnités de départ en retraite prévues par les conventions collectives, le régime de retraites complémentaires des ingénieurs et cadres pour la partie non externalisée en 2002 qui garantit un niveau de retraite, tous régimes confondus, égal au maximum à 60 % des derniers salaires (500 actifs et 2 600 allocataires) et le régime de l'ancienne filiale du groupe Chrysler en France (Talbot), régime fermé en 1981 qui couvre 4 400 actifs et 14 700 allocataires à fin 2005. Les membres des organes de direction ayant occupé pendant au moins cinq ans des fonctions de membres du Directoire ou du comité exécutif ou de l'état-major, bénéficient également d'un régime de retraite complémentaire, à condition d'achever leur carrière au sein de l'entreprise. Ce régime garantit un niveau de retraite, tous régimes confondus (régimes légaux et complémentaires) égal à 50 % du salaire de référence déterminé sur la base des trois meilleures années au cours des cinq dernières années d'activité, avec droit à réversion au profit du conjoint.

Au Royaume-Uni, il existe quatre régimes à prestations définies gérés dans le cadre de « trusts ». Ces régimes sont fermés aux salariés embauchés postérieurement à mai 2002. Ils couvrent, au 31 décembre 2005, 28 000 bénéficiaires dont 4 000 actifs, 13 000 anciens salariés et 11 000 allocataires et garantissent un niveau de retraite qui équivaut au maximum à 66 % des derniers salaires.

B. Hypothèses retenues

Les taux utilisés au cours des trois derniers exercices pour l'évaluation des engagements de retraite sont les suivants :

	Zone euro	Royaume-Uni
Taux d'actualisation		
2005	**4,00 %**	**5,00 %**
2004	4,50 %	5,00 %
2003	4,50 %	5,00 %
Taux d'inflation		
2005	**2,00 %**	**2,50 %**
2004	2,00 %	2,25 %
2003	2,00 %	2,25 %
Taux de rendement attendu		
2005	**6,00 %**	**7,00 %**
2004	6,00 %	7,00 %
2003	6,00 %	7,00 %

Les hypothèses de taux d'augmentation des salaires correspondent, pour chaque pays, à la somme des hypothèses d'inflation et de prévisions d'augmentations individuelles.

Les hypothèses de mortalité et de rotation du personnel tiennent compte des conditions économiques propres à chaque pays ou société du groupe.

Sensibilité aux hypothèses : la variation de 0,25 point de l'écart actuariel (taux d'actualisation - taux d'inflation) entraînerait une variation des engagements de 2,4 % sur la France et de 4,4 % sur le Royaume-Uni.

Les taux de rendement attendus sont déterminés en fonction de l'allocation des actifs, de la maturité des engagements couverts et des projections de rendement attendus compte tenu des évolutions passées et des hypothèses retenues sur

C. Informations sur les actifs financiers

L'allocation des fonds est la suivante :

	31/12/2005		31/12/2004		01/01/2004	
(en millions d'euros)	Actions	Obligations	Actions	Obligations	Actions	Obligations
France	30 %	70 %	16 %	84 %	25 %	75 %
Royaume-Uni	65 %	35 %	63 %	37 %	65 %	35 %

Les rendements réels des fonds sur 2005 ont été de 7,3 % sur les fonds français et de 17,2 % sur les fonds du Royaume-Uni.

Le groupe PSA PEUGEOT CITROËN n'a pas décidé à la clôture, des contributions qui pourraient être versées dans les fonds sur l'exercice suivant au-delà des montants requis par la réglementation britannique MFR (Minimum Funding Requirement) qui conduira le groupe a effectuer des versements annuels de 58 millions d'euros jusqu'en 2007.

D. Réconciliation des postes de bilan et des historiques des données

	31/12/2005			31/12/2004		
(en millions d'euros)	France	Étranger	Total	France	Étranger	Total
Valeur actuelle des prestations pour services rendus	**(1 821)**	**(2 314)**	**(4 135)**	**(1 882)**	**(1 994)**	**(3 876)**
Juste valeur des actifs financiers	1 502	1 535	3 037	1 502	1 279	2 781
Surplus ou (déficit)	**(319)**	**(779)**	**(1 098)**	**(380)**	**(715)**	**(1 095)**
Écarts actuariels	48	(53)	(5)	(1)	(132)	(133)
(Provisions) actifs nets reconnus au bilan	**(271)**	**(832)**	**(1 103)**	**(381)**	**(847)**	**(1 228)**
Dont provisions	(272)	(834)	(1 106)	(385)	(850)	(1 235)
Dont actifs	1	2	3	4	3	7

Au 31 décembre 2005, les engagements sur des régimes non fondés représentent 3 % de l'ensemble des engagements du groupe.

La valeur actuelle des prestations pour services rendus des sociétés françaises comprend les engagements pris vis-à-vis des membres des organes de direction (définis en note 42) à hauteur de 21,5 millions d'euros.

E. Évolution sur l'exercice

	31/12/2005			31/12/2004		
(en millions d'euros)	France	Étranger	Total	France	Étranger	Total
Valeur actuelle des prestations pour services rendus						
À l'ouverture de l'exercice	**(1 882)**	**(1 994)**	**(3 876)**	**(1 808)**	**(1 999)**	**(3 807)**
Coût des services rendus	(45)	(46)	(91)	(41)	(54)	(95)
Actualisation de l'année	(84)	(103)	(187)	(82)	(102)	(184)
Prestations servies sur l'exercice	124	62	186	74	59	133
Écarts de réestimation						
- en valeur	20	(174)	(154)	(38)	102	64
- en % des engagements	*- 1,06 %*	*8,73 %*	*3,97 %*	*2 %*	*- 5 %*	*- 2 %*
Écart de conversion	-	(49)	(49)	-	2	2
Variations de périmètre	2	-	2	3	(2)	1
Effets des fermetures et modifications de régimes	44	(10)	34	10	-	10
À la clôture de l'exercice	**(1 821)**	**(2 314)**	**(4 135)**	**(1 882)**	**(1 994)**	**(3 876)**
Couverture des engagements						
À l'ouverture de l'exercice	**1 502**	**1 279**	**2 781**	**1 240**	**1 155**	**2 395**
Rendement attendu des fonds	78	90	168	69	80	149
Écarts de réestimation						
- en valeur	27	109	136	36	34	70
- en % des engagements	*- 1,86 %*	*- 8,52 %*	*- 4,93 %*	*- 3 %*	*- 3 %*	*- 3 %*
Écart de conversion	-	37	37	-	(6)	(6)
Dotations employeur	17	71	88	219	65	284
Prestations servies sur l'exercice	(122)	(56)	(178)	(62)	(49)	(111)
Effets des fermetures et modifications de régimes	-	5	5	-	-	-
À la clôture de l'exercice	**1 502**	**1 535**	**3 037**	**1 502**	**1 279**	**2 781**
Éléments différés						
À l'ouverture de l'exercice	**(1)**	**(132)**	**(133)**	**-**	**-**	**-**
Nouveaux éléments différés	45	66	111	2	(137)	(135)
Amortissements des éléments différés	(2)	9	7	-	-	-
Conversion et autres variations	-	(3)	(3)	-	5	5
Effets des fermetures et modifications de régimes	6	7	13	(3)	-	(3)
À la clôture de l'exercice	**48**	**(53)**	**(5)**	**(1)**	**(132)**	**(133)**

F. Charges comptabilisées

Ces charges sont comptabilisées :

- en « Frais généraux et commerciaux » pour le coût des services rendus, les amortissements des éléments différés et le produit dégagé par l'avenant au contrat d'assurance décrit ci-dessous ;
- en « Autres produits et charges » pour l'actualisation des droits acquis et le rendement attendu des fonds.

Les charges de retraite sont ventilées pour chaque exercice comme suit :

	2005			2004		
(en millions d'euros)	France	Étranger	Total	France	Étranger	Total
Coût des services rendus	(45)	(46)	(91)	(41)	(54)	(95)
Amortissements des éléments différés	(2)	9	7	-	-	-
Actualisation des droits acquis	(84)	(103)	(187)	(82)	(102)	(184)
Rendement attendu des fonds	78	90	168	69	80	149
Avenant au contrat d'assurance AGF [1]	92	-	92	-	-	-
Effets des fermetures et modifications de régimes [2]	52	2	54	7	-	7
Total	**91**	**(48)**	**43**	**(47)**	**(76)**	**(123)**

(1) Les engagements de retraites des allocataires, anciens salariés de la filiale Chrysler en France (Talbot), font l'objet d'un contrat d'assurance souscrit auprès de la compagnie d'assurance AGF. Au 31 décembre 2004, un écart positif entre la valeur des provisions constituées au sein du contrat et le montant des engagements calculés selon IAS 19 existait sans que les termes du contrat permettent d'utiliser les fonds excédentaires.
Un avenant a été signé début 2005 entre PSA PEUGEOT CITROËN et AGF permettant d'utiliser l'excédent des fonds pour liquider, à l'avenir, au fur et à mesure de leur départ en retraite, les engagements des actifs de ce régime. Cet excédent, dont le paiement avait été constaté en charge dans les exercices antérieurs a constitué, à hauteur de 92 millions d'euros, un profit de l'exercice 2005.

(2) Le régime à prestations définies dont bénéficiaient les cadres et ETAM de certaines sociétés du groupe Faurecia en France a été supprimé et un nouveau dispositif de retraites sur-complémentaires a été mis en place pour l'ensemble des cadres du groupe Faurecia en France. Il est constitué :
- d'un régime à cotisations définies relatif aux tranches A et B du salaire et dont le taux de cotisation varie en fonction de l'ancienneté du salarié au sein de Faurecia,
- d'un régime à prestations définies relatif à la tranche C du salaire.
Les prestations de l'ancien dispositif ont été maintenues pour les cadres ayant plus de 53 ans et 10 ans d'ancienneté au 31/12/2005 et pour les ETAM bénéficiaires du dispositif à cette même date. L'ensemble de ces évolutions conduit à une liquidation et/ou réduction sensible des droits futurs. La diminution des engagements (17 millions d'euros) ainsi que la reconnaissance immédiate des écarts actuariels pour la population concernée (23 millions d'euros), conduisent à constater sur l'exercice un produit en marge opérationnelle de 40 millions d'euros conformément à la norme IAS 19.

G. Versements prévus pour 2006

Les prestations à verser aux intéressés au titre des retraites durant l'année 2006 sont évaluées à 180 millions d'euros.

28.2. MÉDAILLES DU TRAVAIL

Le groupe évalue ses engagements liés aux primes accordées sous réserve de certaines conditions d'ancienneté et versées aux salariés à l'occasion de la remise des médailles du travail. La valeur de ces engagements est calculée en appliquant la méthode et les hypothèses utilisées pour les évaluations des complémements de retraite et indemnités de départ décrites dans le paragraphe 28.1.A ci-dessus. Ces engagements sont entièrement provisionnés dans les comptes consolidés.

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Sociétés françaises	44	39	33
Sociétés étrangères	16	13	12
Total	**60**	**52**	**45**

28.3. FRAIS MÉDICAUX

En complément des engagements de retraite, certaines sociétés du groupe Faurecia, principalement aux États-Unis, ont l'obligation de prendre en charge des frais médicaux concernant leur personnel. Cet engagement entièrement provisionné s'élève à :

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
	31	**25**	**27**

NOTE 29 - DÉPARTS ANTICIPÉS DE CERTAINS SALARIÉS

29.1. ACCORDS GROUPE

Dans le cadre du décret 2000-105 du 9 février 2000 qui prévoit des mesures d'accompagnement de l'État pour la cessation d'activité de certains travailleurs salariés agés de plus de cinquante cinq ans, des accords d'entreprise ont été conclus entre le groupe et les organisations représentant les salariés.

A. Division automobile

L'accord d'entreprise du 4 mars 1999, confirmé par l'accord de branche signé le 26 juillet 1999 par l'UIMM (Union des Industries Métallurgiques et Minières) et la majorité des organisations syndicales représentant les salariés, a prévu un plan de départs anticipés des salariés âgés en France.

B. Division équipement automobile

En mars 2001, sur la base de l'accord de branche précité et à l'issue de nouvelles négociations entre l'UIMM et les organisations syndicales, une liste complémentaire d'entreprises de la métallurgie éligibles à ce dispositif a été arrêtée. Cette liste intègre le groupe Faurecia.

29.2. DETTE ESTIMÉE

A. Mode d'évaluation

La dette globale estimée incombant au groupe a été calculée sur la base des sommes à verser aux intéressés sous déduction des participations de l'État. Elle a été actualisée au taux de 3 % et intègre une hypothèse d'inflation de 2 %.

B. Évolution

(en millions d'euros)	31/12/2005	31/12/2004
À l'ouverture de l'exercice	**345**	**423**
Reprises liées aux utilisations de l'année	(108)	(102)
Sorties et révisions de l'effectif concerné	(6)	(8)
Ajustement de l'actualisation	2	32
À la clôture de l'exercice	**233**	**345**

Le produit de 4 millions d'euros se compose sur l'exercice des effets cumulés de la révision de l'effectif pour un produit de 6 millions d'euros et d'une charge d'actualisation de 2 millions d'euros. La reprise de 108 millions d'euros est compensée par une charge qui correspond aux sommes versées au fonds UNEDIC qui doit servir les allocations aux bénéficiaires, diminuées de celles reçues de l'État au titre des mesures d'accompagnement.

C. Effectif concerné

À la clôture de l'exercice, 9 599 personnes sont concernées par ces accords, dont 471 au titre du groupe Faurecia.

29.3. VERSEMENTS PRÉVUS POUR 2006

Les prestations à verser au titre des départs anticipés de certains salariés durant l'année 2006, sont évaluées à 87 millions d'euros.

NOTE 30 - PASSIFS FINANCIERS COURANTS ET NON COURANTS DES ACTIVITÉS INDUSTRIELLES ET COMMERCIALES

Les principes de comptabilisation et d'évaluation sont définis en note 1.14.C pour les emprunts et autres passifs financiers hors instruments dérivés dont les propres principes sont définis en note 1.14.D.

	Valeur bilan au 31/12/2005		Valeur bilan au 31/12/2004		Valeur bilan au 01/01/2004	
	Coût amorti ou juste valeur		Coût amorti ou juste valeur		Coût amorti ou juste valeur	
(en millions d'euros)	Non courants	Courants	Non courants	Courants	Non courants	Courants
Emprunts obligataires	2 719	144	2 486	-	2 347	-
Fonds de participation des salariés	108	30	131	20	254	9
Emprunts sur locations financement	230	49	253	27	264	29
Autres emprunts d'origine long terme	752	70	920	73	978	237
Autres financements à court terme	-	4 858	-	2 754	-	2 371
Instruments dérivés [1]	17	15	1	29	48	16
Total des passifs financiers	**3 826**	**5 166**	**3 791**	**2 903**	**3 891**	**2 662**

(1) Les caractéristiques des instruments dérivés sont données en note 36.

30.1. DÉTAIL DES PASSIFS FINANCIERS NON COURANTS

	Valeur bilan au 31/12/2005		Échéances du nominal	
(en millions d'euros)	Coût amorti ou juste valeur	Nominal	de 1 à 5 ans	> 5 ans
Emprunts obligataires	2 719	2 392	300	2 092
Fonds de participation des salariés	108	108	108	-
Emprunts sur locations financement	230	218	138	80
Autres emprunts d'origine long terme	752	745	598	147
Instruments dérivés [1]	17	-	-	-
Total des passifs financiers non courants	**3 826**			

(1) Les caractéristiques des instruments dérivés sont données en note 36.

(en millions d'euros)	**Valeur bilan au 31/12/2004** Coût amorti ou juste valeur	Nominal	Échéances du nominal de 1 à 5 ans	> 5 ans
Emprunts obligataires	2 486	2 160	69	2 091
Fonds de participation des salariés	131	131	126	5
Emprunts sur locations financement	253	253	212	41
Autres emprunts d'origine long terme	920	925	791	134
Instruments dérivés (1)	1	-	-	-
Total des passifs financiers non courants	**3 791**			

(1) Les caractéristiques des instruments dérivés sont données en note 36.

(en millions d'euros)	**Valeur bilan au 01/01/2004** Coût amorti ou juste valeur	Nominal	Échéances du nominal de 1 à 5 ans	> 5 ans
Emprunts obligataires	2 347	2 159	69	2 090
Fonds de participation des salariés	254	254	254	-
Emprunts sur locations financement	264	264	196	68
Autres emprunts d'origine long terme	978	1 027	855	172
Instruments dérivés (1)	48	-	-	-
Total des passifs financiers non courants	**3 891**			

(1) Les caractéristiques des instruments dérivés sont données en note 36.

30.2. CARACTÉRISTIQUES DES EMPRUNTS OBLIGATAIRES ET AUTRES EMPRUNTS

(en millions d'euros)	**Solde au bilan au 31/12/2005** Non courants	Courants	Monnaie d'émission	Échéance	Taux initial	Taux après couverture
GIE PSA Trésorerie						
Emprunt obligataire 2001	1 673		EUR	2011	5,88 %	Eonia
Emprunt obligataire 2003	746		EUR	2033	6,00 %	Eonia
Peugeot S.A.						
Emprunt obligataire 1998		144	EUR	2006	Indexé cours PSA	Eonia
Faurecia						
Emprunt obligataire 2005	300		EUR	2010	3,63 %	3,63 %
Total	**2 719**	**144**				
Peugeot Citroën Automobiles						
Emprunts BEI - 73 M GPB	120		GPB	2009	libor 3M	Eonia
Emprunts BEI - 120 M GPB	181		GPB	2007	6,14 %	Eonia
Emprunts FDES - Zéro coupon	24		EUR	2020		
Autres emprunts	38					
Faurecia	252	38	EUR	2009	variable	variable/fixe
Peugeot Citroën do Brasil Automoveis	81	28	BRL	2009	variable	variable
Autres sociétés	56	4				
Total	**752**	**70**				

30.3. CARACTÉRISTIQUES DES AUTRES FINANCEMENTS À COURT TERME ET DÉCOUVERTS BANCAIRES

(en millions d'euros)	Monnaie d'émission	31/12/2005	31/12/2004
Billets de trésorerie	EUR	850	850
Crédits à court terme	N/A	1 225	1 203
Banques créditrices	N/A	2 783	701
Total		**4 858**	**2 754**

30.4. DETTES SUR LOCATIONS CAPITALISÉES

La valeur actualisée des loyers futurs incluse en autres emprunts, et concernant des contrats de location financement, est la suivante par échéance :

(en millions d'euros)	31/12/2005	31/12/2004
2005	-	27
2006	68	57
2007	59	48
2008	54	33
2009	50	33
Années ultérieures	79	117
	310	**315**
Moins frais financiers inclus	(31)	(35)
Valeur actualisée des loyers futurs	**279**	**280**

NOTE 31 - AUTRES PASSIFS NON COURANTS

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Dettes sur véhicules vendus avec clause de rachat	2 335	2 262	2 221
Autres	19	24	79
Total	**2 354**	**2 286**	**2 300**

NOTE 32 - DETTES DES ACTIVITÉS DE FINANCEMENT

Les principes de comptabilisation et d'évaluation sont définis en note 1.14.C.

↗ 32.1. DETTES PAR NATURE

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Emprunts obligataires	91	91	91
Autres dettes constituées par un titre	14 722	14 399	14 191
Dettes envers les établissements de crédit	7 778	7 150	6 060
	22 591	**21 640**	**20 342**
Dettes envers la clientèle	396	430	401
	22 987	**22 070**	**20 743**
Dettes envers les activités industrielles et commerciales	*(230)*	*(205)*	*(205)*
Total	**22 757**	**21 865**	**20 538**

↗ 32.2. ÉCHÉANCIER

31/12/2005 (en millions d'euros)	Emprunts obligataires	Autres dettes constituées par un titre	Dettes envers les établissements de crédit	Total
0 à 3 mois	-	3 690	4 267	7 957
3 mois à 1 an	91	3 146	1 536	4 773
1 à 5 ans	-	7 777	1 975	9 752
+ 5 ans	-	109	-	109
Total	**91**	**14 722**	**7 778**	**22 591**

31/12/2004 (en millions d'euros)	Emprunts obligataires	Autres dettes constituées par un titre	Dettes envers les établissements de crédit	Total
0 à 3 mois	-	4 382	3 937	8 319
3 mois à 1 an	-	2 730	994	3 724
1 à 5 ans	91	6 987	1 994	9 072
+ 5 ans	-	300	225	525
Total	**91**	**14 399**	**7 150**	**21 640**

01/01/2004 (en millions d'euros)	Emprunts obligataires	Autres dettes constituées par un titre	Dettes envers les établissements de crédit	Total
0 à 3 mois	-	4 396	1 211	5 607
3 mois à 1 an	-	2 675	2 064	4 739
1 à 5 ans	91	6 815	2 730	9 636
+ 5 ans	-	305	55	360
Total	**91**	**14 191**	**6 060**	**20 342**

32.3. DEVISES DE REMBOURSEMENT

La part à plus d'un an des dettes s'analyse comme suit par devise de remboursement :

(en millions d'euros)	31/12/2005 Emprunts obligataires	31/12/2005 Autres dettes constituées par un titre	31/12/2005 Dettes envers les établissements de crédit	31/12/2004 Emprunts obligataires	31/12/2004 Autres dettes constituées par un titre	31/12/2004 Dettes envers les établissements de crédit
EUR	91	14 181	6 192	91	13 767	5 796
GBP	-	277	1 210	-	234	1 151
USD	-	17	-	-	162	-
JPY	-	161	-	-	175	-
BRL	-	24	190	-	2	78
CHF	-	-	50	-	-	49
CZK	-	62	74	-	59	52
Autres	-	-	62	-	-	24
Total	**91**	**14 722**	**7 778**	**91**	**14 399**	**7 150**

NOTE 33 - AUTRES CRÉANCIERS

33.1. ACTIVITÉS INDUSTRIELLES ET COMMERCIALES

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
États et collectivités publiques hors impôts sur les sociétés	938	942	955
Personnel	1 063	1 045	964
Organismes sociaux	608	545	506
Fournisseurs d'immobilisations	529	639	568
Clients créditeurs	370	345	486
Instruments dérivés [1]	7	16	9
Produits constatés d'avance	320	282	244
Créditeurs divers	320	254	382
Total	**4 155**	**4 068**	**4 114**

(1) Ce poste correspond à la juste valeur des instruments acquis par le groupe pour se prémunir contre les risques de change sur ses créances et dettes d'exploitation réalisées ou planifiées. L'échéancier de ces instruments est indiqué dans la note 36 « Gestion des risques de marché ».

33.2. ACTIVITÉS DE FINANCEMENT

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Personnel et organismes sociaux	73	76	58
Instruments dérivés [1]	175	285	218
Comptes de régularisation des activités de financement	492	458	629
Créditeurs divers	104	173	226
Total	**844**	**992**	**1 131**

(1) Ce poste correspond à la juste valeur des instruments acquis par le groupe pour se prémunir contre les risques de taux sur les dettes et créances de financement. L'échéancier de ces instruments est indiqué dans la note 36 « Gestion des risques de marché ».

NOTE 34 - NOTES ANNEXES AUX TABLEAUX DE FLUX DE TRÉSORERIE CONSOLIDÉS

34.1. DÉTAIL DES FLUX LIÉS À L'EXPLOITATION

A. Activités industrielles et commerciales

(en millions d'euros)	2005	2004
Augmentation des stocks	(194)	(336)
Diminution des clients	241	161
Augmentation (Diminution) des fournisseurs	(618)	803
Dotations nettes aux provisions courantes	214	30
Variation des impôts	(85)	44
Autres variations	31	437
	(411)	**1 139**
Flux vers les activités de financement	*(24)*	*47*
Total	**(435)**	**1 186**

B. Activités de financement

(en millions d'euros)	2005	2004
Augmentation des créances de financement des ventes	(1 136)	(1 554)
Augmentation des placements à court terme	(353)	(219)
Augmentation des dettes financières	1 293	1 475
Dotations nettes aux provisions courantes	(1)	11
Variation des impôts	56	24
Autres variations	(7)	(202)
	(148)	**(465)**
Flux vers les activités industrielles et commerciales	*(24)*	*(11)*
Total	**(172)**	**(476)**

34.2. DÉTAIL DE LA VARIATION DES POSTES DE BILAN DES ACTIVITÉS INDUSTRIELLES ET COMMERCIALES

31/12/2005 (en millions d'euros)	Ouverture	Flux d'exploitation	Changement de périmètre et autres	Écart de conversion	Réévaluation	Clôture
Stocks	(6 546)	(194)	(14)	(135)	-	(6 889)
Clients	(3 296)	241	34	(76)	-	(3 097)
Fournisseurs	10 773	(618)	(16)	101	-	10 240
Impôts	4	(85)	(1)	2	-	(80)
Provisions courantes	1 454	214	-	24	-	1 692
Autres débiteurs	(1 756)	53	7	(41)	43	(1 694)
Autres créanciers	4 068	36	(11)	62	-	4 155
	4 701	**(353)**	**(1)**	**(63)**	**43**	**4 327**
Flux vers les activités de financement	*160*	*(22)*	*(2)*	*1*	-	*137*
Total	**4 861**	**(375)**	**(3)**	**(62)**	**43**	**4 464**

↗ 34.3. VARIATIONS DES AUTRES ACTIFS ET PASSIFS FINANCIERS DES ACTIVITÉS INDUSTRIELLES ET COMMERCIALES

(en millions d'euros)	2005	2004
Augmentation des emprunts	410	491
Remboursement des emprunts	(389)	(907)
Augmentation des prêts et créances à long terme	(271)	(1 241)
Diminution des placements à court terme	327	551
Augmentation des financements à court terme	1 997	392
	2 074	**(714)**
Flux vers les activités de financement	*25*	*(36)*
Total	**2 099**	**(750)**

↗ 34.4. VARIATIONS DES AUTRES ACTIFS ET PASSIFS FINANCIERS DES ACTIVITÉS DE FINANCEMENT

Ce poste correspond au remboursement de la dette subordonnée.

NOTE 35 - INSTRUMENTS FINANCIERS

	31/12/2005		31/12/2004	
(en millions d'euros)	Valeur au bilan	Juste valeur	Valeur au bilan	Juste valeur
Actifs				
Titres de participation	46	46	66	66
Autres actifs financiers non courants	1 986	1 986	2 378	2 378
Prêts et créances des activités de financement	22 238	22 391	21 044	21 101
Titres de placement des sociétés de financement	2 709	2 709	2 717	2 717
Clients des activités industrielles et commerciales	2 931	2 931	3 054	3 054
Autres débiteurs	2 276	2 276	2 362	2 362
Actifs financiers courants	1 214	1 214	712	712
Trésorerie	6 756	6 756	5 563	5 563

	31/12/2005		31/12/2004	
(en millions d'euros)	Valeur au bilan	Juste valeur	Valeur au bilan	Juste valeur
Passifs				
Passifs financiers non courants	3 826	4 005	3 791	3 808
Dettes des sociétés de financement	22 757	22 778	21 865	21 887
Fournisseurs d'exploitation et effets à payer	10 210	10 210	10 732	10 732
Autres créanciers	4 773	4 773	4 769	4 769
Passifs financiers courants	5 166	5 166	2 903	2 903

Une évaluation de la juste valeur des instruments financiers du groupe est effectuée dans la mesure où les données des marchés financiers permettent une estimation pertinente de leur valeur vénale dans une optique non liquidatrice.

Les principales méthodes d'évaluation retenues sont les suivantes :

Les titres de participation et les titres de placement sont, conformément à la norme IAS 39, comptabilisés à leur juste valeur dans le bilan.

Les créances de financement sont évaluées au coût amorti. De manière générale, elles font l'objet de couverture du risque de taux. L'application de la comptabilité de couverture entraîne la réévaluation à la juste valeur de la partie couverte des encours. La marge liée aux encours de crédit est donc exclue de la réévaluation ainsi opérée. La juste valeur présentée ci-dessus est estimée en actualisant les flux futurs au taux auquel les prêts similaires ont été octroyés à la date de clôture.

Les emprunts des activités industrielles et commerciales et les dettes des activités de financement sont essentiellement comptabilisés au coût amorti, calculé à l'aide du taux effectif. Dans ce cas, les passifs financiers couverts par des swaps de taux d'intérêt font l'objet d'une comptabilité de couverture. Ils sont réévalués à la juste valeur de l'emprunt liée à l'évolution des taux d'intérêt. La juste valeur présentée ci-dessus est estimée en intégrant la valeur du risque de crédit du groupe PSA PEUGEOT CITROËN. Exceptionnellement, des passifs financiers sont comptabilisés selon l'option juste valeur ; la valeur au bilan intègre alors le risque crédit.

La juste valeur des créances et des dettes fournisseurs des activités industrielles et commerciales est assimilée à leur valeur au bilan, compte tenu des échéances très courtes de paiement de ces créances.

NOTE 36 - GESTION DES RISQUES DE MARCHÉ

↗ 36.1. POLITIQUE DE GESTION DES RISQUES

A. Risque de change

Les sociétés industrielles et commerciales gèrent leurs positions de change sur les transactions en devises, avec pour objectif de couvrir les risques de fluctuation des parités monétaires qui concernent essentiellement la division automobile. Cette gestion consiste principalement pour la division automobile à souscrire, dès l'enregistrement des factures libellées en devises, des contrats à terme ferme, pour l'essentiel par l'intermédiaire de la filiale spécialisée PSA International S.A. (PSAI). Par ailleurs, PSAI a mis en place des couvertures sous forme d'achat d'options pour des opérations futures en yens et en livres sterling.

Dans le cadre de son activité propre, PSAI effectue dans des limites strictes, contrôlées en permanence, des transactions hors couverture sur des produits de change. Ces opérations, qui sont les seules de cette nature réalisées par les sociétés du groupe PSA PEUGEOT CITROËN ont des effets peu significatifs sur le résultat consolidé du groupe.

Faurecia couvre de façon centralisée le risque de change de ses filiales, lié à leurs opérations commerciales, au moyen principalement d'opérations à terme ou optionnelles ainsi que de financement en devises. Les filiales hors de la zone euro bénéficient de prêts intragroupe dans leurs monnaies de fonctionnement. Ces prêts étant refinancés en euros, le risque de change est couvert au moyen de swaps.

B. Risque de taux

Les excédents et besoins de trésorerie des activités industrielles et commerciales, hors équipement automobile, sont pour l'essentiel centralisés auprès du GIE PSA Trésorerie qui place les excédents nets sur les marchés financiers. Ces placements sont indexés sur des taux variables.

L'endettement brut des sociétés industrielles et commerciales, hors équipement automobile, correspond principalement à des ressources longues qui ont été à l'origine consenties pour partie à taux fixe, pour partie à taux révisable. Cet endettement est, par utilisation d'instruments dérivés, transformé intégralement à taux variable pour s'adosser aux excédents de trésorerie.

Faurecia utilise des options de taux plafond (CAP) et d'autres structures optionnelles, en euros et en dollars, qui ont été mises en place pour couvrir les intérêts d'emprunts payables entre janvier 2006 et décembre 2009. Des swaps taux variable / taux fixe en euros et en dollars ont également été mis en place pour couvrir des intérêts payables sur la même période. Des emprunts à taux fixe pour 8 millions d'euros, dont l'échéance à l'origine était supérieure à un an ont fait l'objet d'une conversion à taux variable au moyen de swaps dont les échéances sont adossées à celles des emprunts.

Banque PSA Finance qui consent aux clients de l'activité automobile du groupe des prêts à taux fixe, se refinance essentiellement avec des ressources indexées à taux révisable. L'impact de la variation des taux d'intérêt est couvert en assurant, par la mise en place de swaps, l'adéquation de la structure de taux de l'actif et du passif.

Par ailleurs, depuis l'exercice 2004, Banque PSA Finance a mis en place des couvertures d'encours de crédits futurs à consentir en euros, à taux fixe (note 36.3).

C. Risque de contrepartie sur instruments financiers

Le groupe minimise le risque de contrepartie en négociant les opérations sur produits dérivés dans le cadre de contrats FBF ou ISDA et en limitant le choix à des contreparties de premier plan. Les limites sont fixées pour chacune des contreparties en fonction notamment de leur notation par les agences de rating. Le respect de ces limites est contrôlé quotidiennement par les organes en charge du contrôle interne. Le groupe n'est pas exposé à un risque lié à des concentrations significatives.

36.2. INFORMATION QUANTITATIVE POUR LES ACTIVITÉS INDUSTRIELLES ET COMMERCIALES

A. Information sur le nominal des couvertures

31/12/2005 (en millions d'euros)	Nominal	Échéances < 1 an	Échéances de 1 à 5 ans	Échéances > 5 ans
Risque de change				
Contrats sur transactions commerciales réalisées				
- Contrats de change à terme	969	969	-	-
- Options de change	187	187	-	-
Total	**1 156**	**1 156**	**-**	**-**
Contrats sur transactions commerciales planifiées				
- Options de change	1 727	1 727	-	-
Total	**1 727**	**1 727**	**-**	**-**
Contrats sur opérations financières				
- Contrats de change à terme	555	550	5	
- Swaps de devises	561	-	561	-
Total	**1 116**	**550**	**566**	**-**
Risque de taux d'intérêts				
Contrats sur opérations financières				
- Swaps de taux d'intérêts	7 872	4 142	1 579	2 151
- Achats de caps	6 708	2 592	4 116	-
- Autres	0	-	-	-
Total	**14 580**	**6 734**	**5 695**	**2 151**

31/12/2004 (en millions d'euros)	Nominal	Échéances < 1 an	de 1 à 5 ans	> 5 ans
Risque de change				
Contrats sur transactions commerciales réalisées				
- Contrats de change à terme	1 322	1 322	-	-
- Options de change	368	368	-	-
Total	**1 690**	**1 690**	**-**	**-**
Contrats sur transactions commerciales planifiées				
- Options de change (note 38.2.D)	2 330	2 280	50	-
Total	**2 330**	**2 280**	**50**	**-**
Contrats sur opérations financières				
- Contrats de change à terme	642	642	-	-
- Swaps de devises	474	264	119	91
Total	**1 116**	**906**	**119**	**91**
Risque de taux d'intérêts				
Contrats sur opérations financières				
- Swaps de taux d'intérêts	7 832	2 395	3 246	2 191
- Achats de caps	2 970	1 770	1 200	-
- Autres	562	141	421	-
Total	**11 364**	**4 306**	**4 867**	**2 191**

B. Informations sur les valeurs des instruments de couverture

31/12/2005 (en millions d'euros)	Total	Autres débiteurs (23.1)	Actifs financiers non courants (17)	Actifs financiers courants (24)	Autres créanciers (33.1)	Passifs financiers non courants (30)	Passifs financiers courants (30)
Risque de change							
Contrats sur transactions commerciales							
- Fair value hedge	**(1)**	6	-	-	(7)	-	-
- Cash flow hedge	**23**	23	-	-	-	-	-
Contrats sur opérations financières							
- Fair value hedge	**3**	-	20	-	-	(17)	-
Risque de taux							
Contrats sur opérations financières - Emprunts							
- Fair value hedge	**381**	-	390	2	-	-	(11)
- Trading[1]	**12**	-	-	12	-	-	-
Contrats sur opérations financières - Placements							
- Trading[1]	**8**	-	-	12	-	-	(4)
Total des contrats	**426**	**29**	**410**	**26**	**(7)**	**(17)**	**(15)**

(1) Correspond à la juste valeur des instruments financiers de couverture économique des dettes ou titres de placement évalués selon l'option juste valeur.

36.3. INFORMATION QUANTITATIVE POUR LES ACTIVITÉS DE FINANCEMENT

A. Information sur le nominal des couvertures

31/12/2005		Échéances		
(en millions d'euros)	Nominal	< 1 an	de 1 à 5 ans	> 5 ans
Risque de change				
Contrats sur transactions commerciales réalisées				
- Swaps de devises (branche prêteuse)	524	68	456	-
- Contrats de change à terme (monnaie à recevoir)	1 074	1 074	-	-
Total	**1 598**	**1 142**	**456**	**-**
Risque de taux d'intérêts				
Contrats sur opérations financières réalisées				
- Swaps de taux d'intérêts	27 212	12 927	11 824	2 461
- Futures	-	-	-	-
- Options de swaps	-	-	-	-
- Cap	36	-	36	-
Total	**27 248**	**12 927**	**11 860**	**2 461**
Contrats sur opérations financières planifiées				
- Options de swaps	3 768	3 768	-	-
Total	**3 768**	**3 768**	**-**	**-**

31/12/2004		Échéances		
(en millions d'euros)	Nominal	< 1 an	de 1 à 5 ans	> 5 ans
Risque de change				
Contrats sur transactions commerciales réalisées				
- Swaps de devises	663	210	453	-
- Contrats de change à terme	1 018	1 018	-	-
Total	**1 681**	**1 228**	**453**	**-**
Risque de taux d'intérêts				
Contrats sur opérations financières réalisées				
- Swaps de taux d'intérêts	24 851	10 660	12 539	1 652
- Futures	13	13	-	-
- Options de swaps	255	255	-	-
Total	**25 119**	**10 928**	**12 539**	**1 652**
Contrats sur opérations financières planifiées				
- Options de swaps	3 662	3 662	-	
Total	**3 662**	**3 662**	**-**	**-**

B. Informations sur les valeurs des instruments de couverture

31/12/2005 (en millions d'euros)	Total	Actifs (note 23.2)	Passifs (note 33.2)
Instruments inconditionnels achetés[1]	**11**	11	-
Swaps de devises	**4**	9	(5)
Produits à recevoir et charges à payer sur swaps de couverture	**(81)**	29	(110)
Contrats sur l'encours détail couvert	**23**	35	(12)
Contrats sur les emprunts couverts	**(2)**	1	(3)
Contrats sur les EMTN et BMTN couverts	**20**	39	(19)
Contrats sur les obligations couvertes	**37**	37	-
Contrats de trading[2]	**7**	33	(26)
Total des contrats	**19**	**194**	**(175)**

(1) Il s'agit des swaptions qui couvrent la production future d'encours.

(2) Correspond à la juste valeur des instruments financiers à terme de couverture économique des dettes ou des titres de placement évalués selon l'option juste valeur. Les swaps classés en trading se neutralisent au sein de portefeuilles homogènes et comprennent essentiellement des swaps symétriques mis en place lors des opérations de titrisation ; ils ne dégagent pas de résultat significatif.

↗ 36.4. RISQUE DE CHANGE - POSITION NETTE AVANT ET APRÈS GESTION

La position nette des activités industrielles et commerciales dans les principales devises étrangères est la suivante :

31/12/2005 (en millions d'euros)	GBP	YEN	USD	PLN	CHF	BRL	Autres
Total actifs	83	111	429	95	26	14	567
Total passifs	(534)	-	-	(3)	-	(8)	(126)
Position nette avant gestion	**(451)**	**111**	**429**	**92**	**26**	**6**	**441**
Instruments financiers dérivés	463	(127)	(422)	(95)	(26)	(7)	(431)
Position nette après gestion	**12**	**(16)**	**7**	**(3)**	**-**	**(1)**	**10**

Il s'agit de la position du groupe induite par toutes les opérations comptabilisées au bilan au 31 décembre 2005.

Par ailleurs, le groupe a acquis des options de vente de yens contre euros pour ses ventes futures de véhicules au Japon et des options de vente de livres sterling pour l'ensemble de ses transactions en livres sterling.

La position nette des activités de financement dans les principales devises étrangères est la suivante :

31/12/2005 (en millions d'euros)	GBP	YEN	USD	CHF	Autres
Total actifs	765	-	-	289	179
Total passifs	-	(161)	(51)	-	(111)
Position nette avant gestion	**765**	**(161)**	**(51)**	**289**	**68**
Instruments financiers dérivés	(765)	161	51	(289)	(68)
Position nette après gestion	**-**	**-**	**-**	**-**	**-**

36.5. RISQUE DE TAUX - POSITION NETTE AVANT ET APRÈS GESTION

La position nette de risque de taux pour les activités industrielles et commerciales est la suivante :

31/12/2005 (en millions d'euros)	Du jour le jour à 1 an	De 1 à 5 ans	Supérieur à 5 ans	Total
Total actifs	8 552	85	76	8 713
Total passifs	(5 693)	(699)	(2 446)	(8 838)
Position nette avant gestion	**2 859**	**(614)**	**(2 370)**	**(125)**
Instruments financiers dérivés	(2 604)	185	2 419	-
Position nette après gestion	**255**	**(429)**	**49**	**(125)**

Les dettes à taux fixes supérieures à un an correspondent essentiellement à l'emprunt obligataire de Faurecia à échéance 2010 et à la participation des salariés.

Cet échéancier retrace à la date d'arrêté des comptes l'encours de la dette et des actifs financiers avant et après prise en compte des opérations de hors bilan. L'échéance des actifs et des dettes à taux révisables est celle de la révision de taux.

La position nette de risque de taux pour les activités de financement est la suivante :

31/12/2005 (en millions d'euros)	Du jour le jour à 1 an	De 1 à 5 ans	Supérieur à 5 ans	Total
Total actifs	16 407	9 347	-	25 754
Total passifs	(19 721)	(2 585)	(261)	(22 567)
Position nette avant gestion	**(3 314)**	**6 762**	**(261)**	**3 187**
Instruments financiers dérivés	4 271	(4 532)	261	-
Position nette après gestion	**957**	**2 230**	**-**	**3 187**

La position nette après gestion dont les échéances sont comprises entre un et cinq ans, correspond aux actifs nets couverts par les fonds propres du groupe Banque PSA Finance.

36.6. RISQUE ACTIONS

Le risque action est le risque de prix lié à une variation défavorable de 10 % du prix des titres de capital détenus.

31/12/2005 (en millions d'euros)	Titres de placement « disponibles à la vente »	Titres de placement « comptabilisés selon l'option juste valeur »
Position Bilan	275	49
Sensibilité au résultat	-	(5)
Sensibilité en capitaux propres	(27)	N/A

NOTE 37 - POSITION FINANCIÈRE NETTE DES ACTIVITÉS INDUSTRIELLES ET COMMERCIALES

37.1. DÉTAIL

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Position aux bornes des sociétés industrielles et commerciales			
Trésorerie	6 351	5 158	5 082
Autres actifs financiers non courants	1 940	2 329	881
Actifs financiers courants	1 214	712	1 310
Passifs financiers non courants	(3 826)	(3 791)	(3 891)
Passifs financiers courants	(5 298)	(3 061)	(2 784)
Position financière nette aux bornes des sociétés industielles et commerciales	**381**	**1 347**	**598**
Dont position hors groupe	283	1 300	515
Dont position vis-à-vis des sociétés de financement	98	47	83

37.2. LIGNES DE CRÉDIT

Le groupe PSA PEUGEOT CITROËN bénéficie, dans le cadre des lignes de crédits renouvelables dont les échéances s'échelonnent jusqu'en 2010, de possibilités d'emprunts dans les limites suivantes :

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Peugeot S.A. et GIE PSA Trésorerie	2 400	2 400	2 400
Faurecia	1 600	1 778	1 545
Groupe Banque PSA Finance	6 000	6 000	5 700
Lignes de crédits confirmées	**10 000**	**10 178**	**9 645**

Peugeot S.A., le GIE PSA Trésorerie et le groupe Banque PSA Finance n'utilisent pas ces possibilités d'emprunt.

Seule Faurecia utilise les siennes à hauteur de :

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Utilisations de Faurecia	**200**	**447**	**450**

NOTE 38 - RENTABILITÉ DES CAPITAUX EMPLOYÉS

38.1. CAPITAUX EMPLOYÉS

Les capitaux employés correspondent aux moyens que l'entreprise met en œuvre pour ses activités opérationnelles.

Sont considérés comme capitaux employés :

- l'ensemble des actifs non financiers, nets des passifs non financiers, des sociétés industrielles et commerciales, tels qu'ils figurent au bilan consolidé du groupe ;
- l'actif net des activités de financement.

Les capitaux employés s'établissent en conséquence comme suit :

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Écarts d'acquisition	1 677	1 798	1 743
Immobilisations incorporelles	3 886	3 602	3 301
Immobilisations corporelles	14 909	14 168	13 619
Titres mis en équivalence	596	614	548
Titres de participation	45	65	63
Autres actifs non courants	95	96	90
Actifs d'impôts différés	579	502	539
Stocks	6 889	6 546	6 211
Clients des activités industrielles et commerciales	3 097	3 296	3 659
Créances d'impôts courants	180	110	138
Autres débiteurs	1 694	1 756	2 140
Autres passifs non courants	(2 352)	(2 279)	(2 236)
Provisions non courantes	(1 417)	(1 639)	(1 909)
Passifs d'impôts différés	(2 086)	(1 968)	(1 785)
Provisions courantes	(1 692)	(1 454)	(1 434)
Fournisseurs d'exploitation et effets à payer	(10 240)	(10 773)	(10 036)
Passifs d'impôts courants	(100)	(114)	(112)
Autres créanciers	(4 155)	(4 068)	(4 114)
Actif net des activités de financement	2 420	2 098	1 803
Réciprocités	98	47	83
Total	**14 123**	**12 403**	**12 311**

↗ 38.2. RÉSULTAT ÉCONOMIQUE

Le résultat économique est constitué du résultat net avant prise en compte :
- des charges de financement,
- des produits sur prêts et placements de trésorerie,
- des plus et moins-values nettes de titres de placements,
- des impôts.

Un taux d'impôt égal au taux effectif du groupe est appliqué pour déterminer le résultat économique net d'impôts à rapporter aux capitaux employés.

Le résultat économique s'établit en conséquence comme suit :

(en millions d'euros)	2005	2004
Résultat net consolidé	**990**	**1 680**
Charges de financement	414	389
Produits sur prêts, titres de placement et trésorerie	(355)	(319)
Plus-value nette sur cessions de titres de placement	(33)	(188)
Impôts sur produits et charges financiers	(8)	37
Résultat économique, net d'impôts	**1 008**	**1 599**

↗ 38.3. RENTABILITÉ DES CAPITAUX EMPLOYÉS

La rentabilité instantanée des capitaux employés, rapport du résultat économique au total des capitaux employés à la clôture de l'exercice s'établit en conséquence comme suit :

	2005	2004
	7,1 %	**12,9 %**

NOTE 39 - ENGAGEMENTS DONNÉS HORS BILAN

39.1. OPÉRATIONS SPÉCIFIQUES

Les engagements de retraite non comptabilisés correspondent aux éléments différés non reconnus sur l'exercice en conformité avec la méthode du corridor (note 28.1.E).

39.2. AUTRES OPÉRATIONS

Pour les opérations courantes, le groupe est engagé à la clôture de l'exercice pour les montants suivants :

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Activités industrielles et commerciales			
Commandes fermes pour l'acquisition d'actifs industriels	1 729	2 059	1 750
Commandes d'études et assimilés	7	27	37
Engagements de location non résiliables	836	636	670
Engagement d'achat de titres [1]	-	-	131
Total	**2 572**	**2 722**	**2 588**
Activités de financement			
Engagements de financement en faveur de la clientèle	1 020	899	1 045
Engagements de garantie d'ordre de la clientèle et d'établissement de crédit	127	122	101
Total	**1 147**	**1 021**	**1 146**
Avals, cautions et garanties donnés	551	559	246
Actifs nantis, gagés ou hypothéqués	236	426	498

(1) L'engagement d'achat de titres en 2004 portait sur la société chinoise mise en équivalence Dongfeng Peugeot Citroën Automobile - DPCA.

Le groupe PSA PEUGEOT CITROËN dispose par ailleurs d'engagements, reçus comme donnés, dans le cadre de sa politique de coopération industrielle avec ses partenaires.

39.3. DÉTAIL DES ACTIFS NANTIS, GAGÉS OU HYPOTHÉQUÉS

Échéancier

(en millions d'euros)	Date d'échéance	31/12/2005	31/12/2004
Immobilisations incorporelles	N/A	N/A	N/A
Immobilisations corporelles	Indéfinie	20	23
Immobilisations financières	2005	-	31
	2006	9	4
	2007	48	125
	2008	70	73
	2009	76	78
	> 2009	13	92
		216	**403**
	Total	**236**	**426**
Total du bilan		**69 175**	**65 569**
	Pourcentage	0,3 %	0,6 %

NOTE 40 - PASSIFS ÉVENTUELS

↗ 40.1. DROIT INDIVIDUEL À LA FORMATION

Conformément aux dispositions de la loi n° 2004-391 du 4 mai 2004 relative à la formation professionnelle, les sociétés françaises du groupe accordent à leurs salariés un droit individuel d'une durée de vingt heures minimum par année civile cumulable sur une durée maximale de six ans. Au terme de ce délai, et à défaut de son utilisation, l'ensemble des droits restera plafonné à cent vingt heures.

Peugeot Citroën Automobiles a conclu un accord sur la formation tout au long de la vie professionnelle le 15 avril 2005 avec l'ensemble des organisations syndicales représentatives dans le groupe. Conformément à la loi, chaque salarié bénéficie d'un crédit de droits pédagogiques de vingt heures par an. Les droits acquis depuis 1999 au titre des dispositifs antérieurs à l'accord sont maintenus et la limite cumulée est portée à cent cinquante heures. L'accord ouvre la possibilité d'utiliser ces droits durant le temps de travail, lorsque l'organisation du travail le permet.

NOTE 41 - TRANSACTIONS AVEC LES PARTIES LIÉES

↗ 41.1. ENTREPRISES ASSOCIÉES

Il s'agit des entreprises détenues entre 20 % et 50 % sur lesquelles PSA PEUGEOT CITROËN exerce une influence notable et consolidées selon la méthode de la mise en équivalence. Ce sont en majorité des sociétés industrielles et commerciales qui ont pour objet de produire soit des pièces et équipements destinés à la construction automobile soit des véhicules complets.

Les transactions avec les entreprises associées se font sur une base de prix de marché.

Les dettes et créances vis-à-vis des sociétés mises en équivalence sont les suivantes :

(en millions d'euros)	31/12/2005	31/12/2004	01/01/2004
Prêts - part à plus d'un an	16	26	36
Prêts - part à moins d'un an	48	57	98
Créances d'exploitation	319	318	275
Dettes d'exploitation	(1 116)	(1 121)	(1 134)
Crédits à court terme	(320)	(241)	(81)

↗ 41.2. PARTIES LIÉES AYANT UNE INFLUENCE NOTABLE SUR LE GROUPE

Il n'existe pas d'opération significative conclue avec un membre des organes de direction ou un actionnaire détenant plus de 5 % du capital de Peugeot S.A.

NOTE 42 - RÉMUNÉRATION DES DIRIGEANTS

(en millions d'euros)	2005	2004
Montants des rémunérations allouées		
- aux organes de Direction	8,4	8,2
- aux membres du Conseil de Surveillance	0,8	0,8
Total	**9,2**	**9,0**

Les organes de Direction du groupe sont le Directoire, le comité exécutif et l'état-major.

Pour sa partie variable, la rémunération des dirigeants indiquée ci-dessus est soumise à l'approbation du Conseil de Surveillance du 7 février 2006.

À la clôture, les options d'actions de la société Peugeot S.A. attribuées lors des plans consentis depuis 1999 détenues par les membres des organes de Direction, sont de :

(en nombre d'options)	2005	2004	2003	2002
Options d'achat d'actions	2 144 000	1 764 500	1 373 600	977 600

Les membres des organes de Direction du groupe bénéficient du régime de retraite supplémentaire décrit en note 28.

NOTE 43 - ÉVÉNEMENT POSTÉRIEUR À LA CLÔTURE

Aucun événement significatif n'est intervenu depuis le 31 décembre 2005.

NOTE 44 - EFFETS DE LA PREMIÈRE APPLICATION DES IFRS

44.1. MODIFICATIONS APPORTÉES AU DOCUMENT « RÉSULTATS IFRS 2004 » PUBLIÉ EN FÉVRIER 2005

Au cours de l'exercice 2005, les travaux de mise en place des méthodes et outils de traitement des opérations en normes IFRS ont été poursuivis et des analyses plus précises ont pu être opérées.

L'ensemble de ces travaux a conduit à modifier le bilan d'ouverture au 1er janvier 2004 sur les points exposés ci-après avec pour effet d'augmenter les capitaux propres consolidés au 1er janvier 2004 de 227 millions d'euros.

Pour l'exercice 2004, ces modifications diminuent la marge opérationnelle de 53 millions d'euros, le résultat net de 35 millions d'euros et le résultat net par action de 0,15 euro (diminution identique pour le résultat net par action dilué).

A. Modifications d'évaluations

(a) Frais de développement de la division automobile

Après avoir pris connaissance des pratiques des autres constructeurs européens dans l'application de la norme IAS 38 et afin de se conformer à une pratique de place, le groupe PSA PEUGEOT CITROËN a révisé les durées d'amortissement de ses projets véhicules pour les amener à leur durée d'utilité plafonnée à 7 ans (5 ans précédemment).

L'effet de cette modification au 1er janvier 2004 (hors impôt) est de 252 millions d'euros sur les immobilisations incorporelles (contrepartie en capitaux propres). L'effet positif sur la marge opérationnelle 2004 est de 58 millions d'euros.

(b) Ventes avec clause de rachat

Le développement d'un système informatique pour la comptabilisation des ventes avec clause de rachat a permis d'affiner le résultat de ce retraitement.

Les effets sur les capitaux propres d'ouverture au 1er janvier 2004 sont une augmentation de 118 millions d'euros avant impôt, avec pour contrepartie des diminutions de 300 millions d'euros des autres passifs non courants, de 178 millions d'euros des immobilisations corporelles et de 5 millions d'euros des provisions courantes. L'effet en marge opérationnelle 2004 est de (38) millions d'euros.

(c) Provision pour garantie

La méthode d'estimation de cette provision a été réexaminée, conduisant à augmenter la provision au 1er janvier 2004 de 2 millions d'euros et la dotation de l'exercice 2004 de 68 millions d'euros.

(d) Autres modifications apportées sans incidence significative sur les comptes antérieurement publiés

Un impôt différé passif de 16 millions d'euros a été reconnu au 1er janvier 2004 sur des actifs détenus par une filiale de Banque PSA Finance dont la base fiscale s'avère inférieure à la valeur comptable retraitée.

En application de la norme IAS 39 révisée, le groupe PSA PEUGEOT CITROËN a choisi d'exercer l'option de comptabilisation à la juste valeur d'une dette de 150 millions d'euros afin de rendre symétriques la comptabilisation des variations de valeur de cette dette avec les variations de l'instrument de couverture associé. L'effet de cette option est une diminution de 5 millions d'euros sur la marge opérationnelle 2004 de l'activité de financement.

B. Reclassements

Certains postes ont fait l'objet de reclassements par rapport aux données publiées dans les comptes IFRS 2004. Ces reclassements sont sans incidence majeure sur les indicateurs clés des états financiers.

(a) Résultat

Le coût du risque de Banque PSA Finance, auparavant présenté en « Frais généraux et commerciaux » des activités de financement, est désormais classé en « Coûts des biens et services vendus ». Il représente 71 millions d'euros en 2004.

Afin d'assurer une cohérence entre la position financière nette et les « Charges de financement » et « Produits de placement », des reclassements ont été effectués entre ces postes et le poste « Autres produits et charges ». Le principal reclassement porte sur les frais financiers sur le fonds de participation des salariés, inscrits en « Autres produits et charges » antérieurement et reclassé en « Charges de financement » pour 10 millions d'euros.

(b) Bilan

Les dépôts de garantie clientèle liés à l'activité location de Banque PSA Finance, auparavant présentés au passif en « Autres créanciers », sont désormais classés en minoration de l'actif en « Créances de financement ». Ils représentent 116 millions d'euros au 1er janvier 2004.

Le poste « Provisions » est désormais réparti en « Provisions non courantes » et « Provisions courantes » (cf. note 27) :

- Les « Provisions non courantes » comprennent notamment la provision pour retraites, la provision pour départs anticipés de certains salariés, et la provision sur les véhicules hors d'usage.
- Les « Provisions courantes » comprennent notamment la provision pour garantie, les provisions pour personnel (hors retraites), les provisions pour litiges et contentieux ainsi que les frais de restructuration.

(c) Tableau de flux de trésorerie

La répartition du poste provisions entre « Provisions non courantes » et « Provisions courantes » a un impact positif de 27 millions d'euros sur la « Marge brute d'autofinancement » et négatif du même montant sur les « Variations des actifs et passifs d'exploitation ».

En 2004, une partie de la variation des « Dettes des activités de financement » de Banque PSA Finance figurait en « Variations des autres actifs et passifs financiers ». Par cohérence avec la position des « Dettes des activités de financement » au bilan, les flux correspondants ont été reclassés en « Variations des actifs et passifs d'exploitation », soit 194 millions d'euros au titre de 2004.

La variation des frais de développement de Faurecia a été reclassée, avec un impact positif de 8 millions d'euros sur la « Marge brute d'autofinancement », positif de 78 millions d'euros sur les « Variations des actifs et passifs d'exploitation » et négatif de 86 millions d'euros sur les « Investissements en immobilisations ».

C. Éléments financiers des sociétés mises en équivalence

La définition des capitaux employés applicable aux sociétés consolidées par intégration globale a été étendue aux sociétés mises en équivalence :

- Capitaux employés : ajout des provisions hors marge opérationnelle et des impôts différés (impact négatif de 60 millions d'euros au 1er janvier 2004).
- Position financière nette : ajout des autres dettes long terme (impact négatif de 5 millions d'euros au 1er janvier 2004).

44.2. MODALITÉ DE PREMIÈRE APPLICATION DES IFRS

A. Principe général

Le groupe applique rétrospectivement sur toutes les périodes présentées et sur son bilan d'ouverture IFRS au 1er janvier 2004 les principes comptables qui sont en vigueur à la date de clôture des premiers états financiers IFRS. En conséquence, le bilan d'ouverture 2004 intègre les divergences suivantes par rapport au bilan au 31 décembre 2003 présenté selon le réglement CRC 99-02 :

- élimination des actifs et passifs comptabilisés sous le précédent réferentiel qui ne répondent pas aux définitions ou critères de comptabilisation des IFRS ;
- comptabilisation et évaluation selon les IFRS de tous les actifs et passifs qui répondent aux définitions et critères de comptabilisation de ces normes, y compris ceux qui n'étaient pas comptabilisés sous le précédent référentiel ;
- reclassement éventuel de certaines rubriques du bilan conformément aux IFRS.

L'incidence de ces ajustements est comptabilisée directement en contrepartie des capitaux propres d'ouverture. Par exception, l'identification ou l'élimination d'incorporels acquis dans le cadre d'un regroupement d'entreprise trouvent leur contrepartie en écarts d'acquisition.

B. Dérogations facultatives retenues par le groupe

Engagements de retraites : les écarts actuariels différés liés aux engagements de retraites existant au 1er janvier 2004 sont enregistrés en provisions pour retraites, en contrepartie directe d'une diminution des capitaux propres. Les écarts actuariels nés après le 1er janvier 2004 sont reconnus de façon prospective.

Écarts de change liés à une activité à l'étranger : les écarts de conversion constitués au 1er janvier 2004 ne sont plus reconnus en tant que composante distincte des capitaux propres et ne seront pas repris ultérieurement en résultat lors de la sortie de l'entité étrangère.

Regroupements d'entreprises : les regroupements d'entreprises réalisés depuis 2001 ont été retraités conformément à la norme IFRS 3 « Regroupements d'entreprises ».

44.3 EFFETS SUR LES CAPITAUX PROPRES AU 1ER JANVIER 2004

(en millions d'euros)	Total	Dont part du groupe	Dont minoritaires
Capitaux propres CRC 99-02 publiés	**12 551**	**11 864**	**687**
Ajustements	**51**	**51**	**-**
Capitaux propres CRC 99-02	**12 602**	**11 915**	**687**
A - Frais de développement	2 577	2 576	1
B - Retraites - Écarts actuariels différés	(1 242)	(1 221)	(21)
C - Ventes avec clause de rachat	(279)	(279)	-
D - Écarts d'acquisition	(98)	(51)	(47)
E - Immobilisations corporelles	(292)	(292)	-
F - Titres d'autocontrôle	(150)	(146)	(4)
G - Actifs financiers disponibles à la vente	316	316	-
H - Couverture du risque de change	46	46	-
I - Couverture du risque de taux	(12)	(10)	(2)
M - Quote-part des titres mis en équivalence	(2)	(2)	-
N - Passifs d'impôts différés sur titres argentins	(151)	(151)	-
Divers	(11)	(8)	(3)
Écarts de conversion	2	2	-
Impôts différés	(480)	(468)	(12)
Capitaux propres IAS/IFRS	**12 826**	**12 227**	**599**

44.4. EFFETS SUR LE BILAN AU 1[ER] JANVIER 2004

ACTIF (en millions d'euros)	Bilan CRC99-02	Ajustements	Reclassements	Revalorisations	Total	Bilan IAS/IFRS
Écarts d'acquisition	**2 039**	-	-	**(221)** *D*	**1 818**	**Écarts d'acquisition**
Immobilisations incorporelles	**224**	-	-	**3 119**	**3 343**	**Immobilisations incorporelles**
				3 000 *A*		
				119 *D*		
Immobilisations corporelles	**12 209**	-	**357**	**1 104**	**13 670**	**Immobilisations corporelles**
			439 *a*	1 259 *C*		
			(82) *b*	(194) *E*		
				26 *A*		
				13		
Titres mis en équivalence	**550**	-	-	**(2)**	**548**	**Titres mis en équivalence**
				6 *A*		
				(7) *E*		
				(1)		
Prêts, créances et titres de placement	**591**	-	**(591)** *c*	-	-	
Titres de participation	**76**	-	-	-	**76**	**Titres de participation**
		(15)	**660**	**289**	**934**	**Autres actifs financiers non courants**
			591 *c*	106 *G*		
			231 *d*	184 *I*		
			(25) *e*	(1)		
			(137) *f*			
			244	**(153)**	**91**	**Autres actifs non courants**
			284 *r*	(145) *B*		
			(40) *d*	(8)		
Titres d'investissement	**185**	-	**(185)** *d*	-	-	
Autres valeurs immobilisées	**284**	-	**(284)** *r*	-	-	
Impôts différés à long terme	**455**	-	**(533)**	**651**	**573**	**Actifs d'impôts différés**
			(883) *g*			
			350 *h*			
Actifs d'exploitation						**Actifs d'exploitation**
Créances des sociétés de financement	**17 185**	**73**	**26**	**2 209**	**19 493**	**Prêts et créances des activités de financement**
			142 *i*	2 144 *K*		
			(116) *t*	65 *I*		
Autres prêts accordés à la clientèle	**112**	**26**		**(50)**	**88**	**Prêts et créances des activités de financement**
				(50) *K*		
			2 293	**201** *K*	**2 494**	**Titres de placements des activités de financement**
			2 268 *j*			
			25 *e*			
Stocks	**6 660**	-	-	**(449)** *A*	**6 211**	**Stocks**
Clients et effets à recevoir	**3 363**	-	-	**91**	**3 454**	**Clients des activités industrielles et commerciales**
				119 *K*		
				(28) *H*		
Impôts sur les sociétés	**785**	-	**(624)**	-	**161**	**Impôts courants**
			(274) *k*			
			(350) *n*			
Autres débiteurs	**3 589**	**(1)**	**(779)**	**(31)**	**2 778**	**Autres débiteurs**
			(439) *a*	(207) *K*		
			(324) *i*	83 *I*		
			(16) *l*	80 *H*		
				13		
Actifs financiers à court terme	**3 506**	-	**(2 418)**	**222**	**1 310**	**Actifs financiers courants**
			(150) *m*	210 *G*		
			(2 268) *j*	12 *I*		
Trésorerie	**5 618**	-	**(6)** *d*	**69**	**5 681**	**Trésorerie**
				71 *K*		
				(2) *I*		
Total actif	**57 431**	**83**	**(1 840)**	**7 049**	**62 723**	

PASSIF (en millions d'euros)	Bilan CRC99-02	Ajustements	Reclassements	Revalorisations	Total	Bilan IAS/IFRS
Capital social	**243**	**-**	**-**	**-**	**243**	**Capital social**
Réserves et résultat net consolidés	**12 364**	**63**	**(890)**	**596**	**12 133**	**Réserves et résultat net consolidés**
			(13) *m*			
			(877)			
Titres d'autocontrôle	**(16)**	**-**	**(133)** *m*	**-**	**(149)**	**Titres d'autocontrôle**
Écarts de conversion	**(727)**	**(12)**	**877**	**(138)**	**-**	
				(151) *N*		
				13		
Intérêts minoritaires	**687**	**-**	**(4)** *m*	**(84)**	**599**	**Intérêts minoritaires**
Capitaux propres	**12 551**	**51**	**(150)** *m*	**374**	**12 826**	**Capitaux propres**
Emprunts à long terme	**3 609**	**-**		**282**	**3 891**	**Passifs financiers non courants**
				199 *I*		
				93 *E*		
				(10)		
			638	**1 662** *C*	**2 300**	**Autres passifs non courants**
			(82) *b*			
			720 *o*			
Autres passifs à long terme	**160**	**-**	**(160)** *o*	**-**	**-**	
Provisions	**1 676**	**1**	**(747)**	**998**	**1 928**	**Provisions**
			729 *p*	1 097 *B*		
			(1 476) *s*	(123) *C*		
				(4) *D*		
				(2) *I*		
				30		
Impôts différés à long terme	**1 500**	**30**	**(831)**	**1 286**	**1 985**	**Passifs d'impôts différés**
			(884) *g*	151 *N*		
			53 *n*	1 135		
Passifs d'exploitation						**Passifs d'exploitation**
Dettes envers les établissements de crédit	**5 887**	**-**	**12 216**	**2 435**	**20 538**	**Dettes des activités de financement**
			12 369 *q*	2 361 *K*		
			(16) *I*	74 *I*		
			(137) *f*			
Autres emprunts	**12 009**	**-**	**(12 009)** *q*	**-**	**-**	
Comptes ordinaires créditeurs	**169**	**-**	**(169)** *q*	**-**	**-**	
Dépôts de la clientèle	**191**	**-**	**(191)** *q*	**-**	**-**	
			1 476 *s*	2	**1 478**	**Provisions courantes**
Fournisseurs d'exploitation	**10 021**	**-**	**-**	(1)	**10 020**	**Fournisseurs d'exploitation**
Impôts sur les sociétés	**443**	**-**	**(327)**		**116**	**Impôts courants**
			(274) *k*			
			(53) *n*			
Autres créanciers	**6 595**	**1**	**(1 586)**	**(31)**	**4 979**	**Autres créanciers**
			(559) *o*	(101) *K*		
			(729) *p*	64 *I*		
			(182) *i*	6 *H*		
			(116) *t*			
Emprunts à long terme - Partie à moins d'un an	**270**	**-**	**-**	**5**	**275**	**Passifs financiers courants**
				5 *E*		
Autres financements à court terme	**2 350**	**-**	**-**	**37**	**2 387**	**Passifs financiers courants**
				18 *K*		
				19 *I*		
Total passif	**57 431**	**83**	**(1 840)**	**7 049**	**62 723**	

Le tableau est construit en arrondissant les chiffres de détail. Les soldes peuvent présenter un écart dû aux arrondis.

44.5. EFFETS SUR LE RÉSULTAT 2004

(en millions d'euros)	Bilan CRC99-02	Ajustements	Reclassements	Revalorisations	Total	Résultat IAS/IFRS
Chiffre d'affaires	**56 797**			**(692)**	**56 105**	**Chiffre d'affaires**
				(551) *C*		
				133 *K*		
				(274) *J*		
Coût des biens et services vendus	**(44 329)**	-	**(29)**	**441**	**(43 917)**	**Coût des biens et services vendus**
			(3) *2*	(7) *L*		
			36 *B*	82 *B*		
			(1) *1*	(119) *D*		
			10	33 *E*		
			(71)	567 *C*		
				(127) *K*		
				(4) *A*		
				6 *I*		
				10		
Frais généraux et commerciaux	**(8 168)**	**(68)**	**61**	**270**	**(7 905)**	**Frais généraux et commerciaux**
		(68)	71	(6) *K*		
			(10)	1 *D*		
				274 *J*		
				1		
Frais d'études, de recherche et de développement	**(2 118)**			**316** *A*	**(1 802)**	**Frais d'études, de recherche et de développement**
Marge opérationnelle	**2 182**	**(68)**	**32**	**335**	**2 481**	**Marge opérationnelle**
Coût des départs anticipés de certains salariés	**(24)**		**24**		**-**	
			3	**25**	**28**	**Autres produits et charges**
			16 *2*	21 *H*		
			(36) *B*	4		
			6 *1*			
			(93) *3*			
			183 *4*			
			(19) *5*			
			(68) *H*			
			14			
			319 ***5***		**319**	**Produits sur prêts et placements**
Frais de rationalisation des structures	**(69)**		**69** ***3***		**-**	
			(347)	**(42)**	**(389)**	**Charges de financement**
			(4) *2*	(43) *E*		
			(343) *5*	1 *I*		
Produits (frais) financiers nets	**(99)**		**99** ***5***		**-**	
Autres revenus et (charges) nets	**199**		**(199)**		**-**	
			(9) *2*			
			(5) *1*			
			(183) *4*			
			(2)			
Résultat avant impôt des sociétés intégrées	**2 189**	**(68)**	**-**	**318**	**2 439**	**Résultat avant impôt des sociétés intégrées**
Impôt sur les résultats	**(676)**	**24**		**(120)**	**(772)**	**Impôt sur les résultats**
Part dans le résultat net des sociétés en équivalence	**(8)**			**21**	**13**	**Résultat net des mises en équivalence**
				20 *A*		
				1 *E*		
Amortissement des écarts d'acquisition	**(128)**			**128** ***D***	**-**	
Résultat net de l'ensemble consolidé	**1 377**	**(44)**	**-**	**347**	**1 680**	**Résultat consolidé**
(Bénéfice) perte revenant aux intérêts minoritaires	**(20)**			**(14)**	**(34)**	**Dont part des minoritaires**
				(7) *D*		
				(2) *B*		
				(5)		

↗ 44.6. EFFETS SUR LE RÉSULTAT NET 2004

(en millions d'euros)	Total	Dont part du groupe	Dont minoritaires
Résultat CRC 99-02 publié	**1 377**	**1 357**	**20**
Ajustements	**(44)**	**(44)**	**-**
Résultat CRC 99-02	**1 333**	**1 313**	**20**
A - Frais de développement	312	312	-
B - Retraites - Écarts actuariels différés	82	79	3
C - Ventes avec clause de rachat	16	16	-
D1 - Écarts d'acquisition	128	92	36
D2 - Relations contractuelles clients Sommer Allibert	(119)	(86)	(33)
E - Immobilisations corporelles	(10)	(10)	-
H - Couverture du risque de change	21	21	-
I - Couverture du risque de taux	7	6	1
L - Stocks options	(7)	(6)	(1)
M - Quote-part des titres mis en équivalence	21	21	-
Divers	15	16	(1)
Impôts différés	(119)	(128)	9
Résultats IAS/IFRS	**1 680**	**1 646**	**34**

↗ 44.7. EFFETS SUR LES CAPITAUX PROPRES AU 31 DÉCEMBRE 2004

(en millions d'euros)	Total	Dont part du groupe	Dont minoritaires
Capitaux propres CRC 99-02 publiés	**13 356**	**12 697**	**659**
Ajustements	**(42)**	**(42)**	**-**
Capitaux propres CRC 99-02	**13 314**	**12 655**	**659**
A - Frais de développement	2 889	2 888	1
B - Retraites - Écarts actuariels différés	(1 160)	(1 141)	(19)
C - Ventes avec clause de rachat	(264)	(264)	-
D - Écarts d'acquisition	(89)	(49)	(40)
E - Immobilisations corporelles	(302)	(302)	-
F - Titres d'autocontrôle	(185)	(181)	(4)
G - Actifs financiers disponibles à la vente	159	159	-
H - Couverture du risque de change	36	36	-
I - Couverture du risque de taux	(4)	(2)	(2)
M - Quote-part des titres mis en équivalence	19	19	-
N - Passifs d'impôts différés sur titres argentins	(158)	(158)	-
Divers	6	17	(11)
Écarts de conversion	(2)	(2)	-
Impôts différés	(556)	(557)	1
Capitaux propres IAS/IFRS	**13 703**	**13 118**	**585**

44.8. EFFETS SUR LE TABLEAU DE FLUX DE TRÉSORERIE DE L'EXERCICE

A. Impact sur la MBA des sociétés industrielles et commerciales

(en millions d'euros)

Marge brute d'autofinancement CRC 99-02	**3 465**
Effets sur le résultat net	303
Amortissements	
A - Frais de développement division automobile	369
A - Frais de développement Faurecia	147
D1 - Écarts d'acquisition	(123)
D2 - Relations contractuelles clients Sommer Allibert	119
E - Immobilisations corporelles	(30)
B - Engagements de retraites	(82)
Variation des impôts différés	109
Reclassement des variations de provisions	(45)
Autres impacts	(61)
Marge brute d'autofinancement IAS/IFRS	**4 171**

B. Impact sur les flux d'investissements des sociétés industrielles et commerciales

(en millions d'euros)

Flux d'investissements CRC 99-02	**3 115**
A - Frais de développement division automobile	676
A - Frais de développement Faurecia	222
E - Immobilisations corporelles	(69)
C - Ventes avec clause de rachat	16
Autres impacts	(42)
Flux d'investissements IAS/IFRS	**3 918**

↗ 44.9. NATURE DES AJUSTEMENTS ET RETRAITEMENTS

Les ajustements sur les comptes consolidés aux normes CRC 99-02 comprennent :

- l'effet du changement de méthode intervenu au 1er janvier 2004 dans l'établissement des provisions sur créances et dans la comptabilisation des pertes sur créances du groupe Banque PSA Finance (note 1.14.B d) ;
- les changements dans le mode d'évaluation de la provision pour garantie (note 44.1).

Les lettrages des états de réconciliation présentés ci-dessus renvoient aux paragraphes du chapitre 2.7 de la note 2 des comptes consolidés aux normes IFRS publiés au 31 décembre 2004, dans lesquels sont expliqués de façon détaillée l'ensemble des retraitements.

A. Les frais de développement, comptabilisés en charges d'exploitation en normes françaises, sont immobilisés en IFRS.

B. Les écarts actuariels liés aux engagements de retraites existant au 1er janvier 2004 ont été comptabilisés en diminution des capitaux propres. De ce fait, l'amortissement de ces écarts n'est pas enregistré en compte de résultat.

C. Les ventes assorties d'une clause de rachat, quelle que soit la durée de la garantie de rachat accordée, sont comptabilisées en IFRS comme des locations et non comme des ventes. Ce traitement était limité, en normes françaises, aux ventes de véhicules neufs à la clientèle finale assorties d'une option de reprise pour une durée au plus égale à trois ans.

D. Le compte de résultat ne supporte plus la charge d'amortissement des écarts d'acquisition (D1). Il enregistre en revanche l'amortissement des relations contractuelles clients de Sommer Allibert (D2).

E. Le coût de revient des immobilisations exclut le montant des intérêts intercalaires, ainsi que les frais accessoires qui ne leur sont pas directement affectables ; il est aussi diminué du montant des subventions d'équipement reçues. Par ailleurs, certains contrats de location financement, antérieurement considérés comme des locations simples, ont été immobilisés.

F. Les titres d'autocontrôle sont imputés en diminution des capitaux propres, y compris les titres affectés à la couverture des plans d'achat d'actions.

G. Les actifs financiers disponibles à la vente sont réévalués

H. Les options de change, achetées par le groupe et affectées à la couverture de flux futurs, sont comptabilisées au bilan à leur juste valeur. La variation de cette juste valeur est enregistrée en contrepartie des capitaux propres pour la part efficace de la couverture (valeur intrinsèque des options), et du résultat pour la part inefficace.

I. Sont réévalués à leur juste valeur en contrepartie du compte de résultat :

- les instruments dérivés de taux ;
- la part couverte par des swaps de taux des encours de crédit de Banque PSA Finance, les titres à revenus fixes comptabilisés selon l'option de juste valeur et couverts économiquement par des swaps de taux, la partie couverte par des swaps de taux des dettes financières ;
- les dettes comptabilisées selon l'option juste valeur, y compris le risque crédit.

L'ensemble de cette réévaluation a un effet très limité sur le résultat, compte tenu de la politique de couverture mise en œuvre par le groupe.

J. L'amortissement actuariel des coûts directs d'acquisition des encours de crédit est imputé sur le chiffre d'affaires.

K. Titrisations :

- Banque PSA Finance : la consolidation des compartiments de fonds communs de créances a fait réapparaître les créances qu'ils portaient, leur trésorerie disponible et les parts qu'ils ont émises ; elle a fait disparaître les dépôts de garantie devenus intragroupe. Le revenu des créances portées par les compartiments des fonds communs de créances consolidés est reconnu en chiffre d'affaires.
- Faurecia : les créances commerciales titrisées ont été recréées au bilan, nettes du dépôt subordonné avec une contrepartie en dettes financières nettes.

L. Les options d'achat d'actions sont évaluées à leur juste valeur à la date de leur octroi ; cette valeur est enregistrée en charges de personnel en contrepartie des capitaux propres, prorata temporis sur la période d'acquisition des droits.

M. La valeur des titres mis en équivalence tient compte d'ajustements liés à l'immobilisation des frais de développement et au passage en charges des frais non affectables aux immobilisations corporelles.

N. L'impôt différé lié à des provisions sur titres des filiales argentines du groupe, imputé en écart de conversion en normes françaises, a été reclassé en passifs d'impôts différés dans les comptes IFRS.

LISTE DES SOCIÉTÉS CONSOLIDÉES AU 31 DÉCEMBRE 2005

Sociétés	I/E	% de contrôle	% consolidé
HOLDING ET AUTRES			
Peugeot S.A. Paris - France		-	-
Grande Armée Participations Paris - France	I	100,00	100,00
PSA International S.A. Genève - Suisse	I	99,92	99,92
G.I.E. PSA Trésorerie Paris - France	I	100,00	100,00
Financière Pergolèse Paris - France	I	100,00	100,00
D.J. 06 Paris - France	I	100,00	100,00
Pergolèse Investissement Paris - France	I	100,00	100,00
D.J. 10 Paris - France	I	100,00	100,00
D.J. 11 Paris - France	I	100,00	100,00
Pergolèse International Paris - France	I	100,00	100,00
Société Anonyme de Réassurance Luxembourgeoise - Saral Luxembourg - Luxembourg	I	100,00	100,00
Process Conception Ingénierie S.A. Meudon - France	I	100,00	100,00
PCI do Brasil Ltda Rio de Janeiro - Brésil	I	100,00	100,00
PCI Argentina S.A. Buenos Aires - Argentine	I	100,00	99,99
Société de Construction d'Équipements de Mécanisations et de Machines - SCEMM Saint-Étienne - France	I	100,00	100,00
Peugeot Citroën Moteurs Nanterre - France	I	100,00	100,00
Peugeot Motocycles Mandeure - France	I	99,99	99,99
Peugeot Motocycles Italia S.p.A. Milan - Italie	I	100,00	99,98
Peugeot Motocycles Deutschland GmbH Morfelden - Allemagne	I	100,00	99,98
ACTIVITÉ AUTOMOBILE			
Peugeot Citroën Automobiles S.A. Vélizy-Villacoublay - France	I	100,00	100,00
Peugeot Citroën Sochaux S.N.C. Sochaux - France	I	100,00	100,00
Peugeot Citroën Mulhouse S.N.C. Sausheim - France	I	100,00	100,00
Peugeot Citroën Aulnay S.N.C. Aulnay-sous-Bois - France	I	100,00	100,00
Peugeot Citroën Rennes S.N.C. Chartres-de-Bretagne - France	I	100,00	100,00
Peugeot Citroën Poissy S.N.C. Poissy - France	I	99,99	99,99
Peugeot Citroën Mécanique du Nord-Ouest S.N.C. Paris - France	I	100,00	100,00
Peugeot Citroën Mécanique de l'Est S.N.C. Paris - France	I	100,00	100,00
Société Mécanique Automobile de l'Est Trémery - France	I	100,00	100,00
Mécanique et Environnement Hérimoncourt - France	I	100,00	100,00
Société Européenne de Véhicules Légers du Nord - Sevelnord Paris - France	E	50,00	50,00
Societa Europea Veicoli Leggeri - Sevel S.p.A. Atessa - Italie	E	50,00	50,00

I : Intégration globale - E : Mise en équivalence

Sociétés	I/E	% de contrôle	% consolidé
G.I.E. PSA Peugeot Citroën Paris - France	I	100,00	100,00
Gisevel Paris - France	E	50,00	50,00
Sevelind Paris - France	E	50,00	50,00
Française de Mécanique Douvrin - France	E	50,00	50,00
Société de Transmissions Automatiques Barlin - France	E	20,00	20,00
Siemens Automotive Hydrolics S.A. Asnières - France	E	48,00	48,00
Peugeot Citroën Logistic Deutschland GmbH Saarbruck - Allemagne	I	100,00	100,00
Peugeot Citroën Automobiles UK Coventry - Royaume-Uni	I	100,00	100,00
Peugeot Citroën Automoviles España S.A. Pontevedra - Espagne	I	99,98	99,98
Peugeot Citroën Automoveis Mangualde - Portugal	I	98,11	98,11
Toyota Peugeot Citroën Automobiles Czech s.r.o. Kolin - République tchèque	E	50,00	50,00
PCA Logistika CZ Kolin - République tchèque	I	100,00	100,00
PCA Slovakia s.r.o. Trnava - Slovaquie	I	100,00	100,00
Peugeot Citroën do Brasil Automoveis Ltda Rio de Janeiro - Brésil	I	100,00	100,00
Peugeot Citroën Argentina S.A. Buenos Aires - Argentine	I	99,61	99,97
Cociar S.A. Buenos Aires - Argentine	I	99,61	99,60
Aupe S.A. Buenos Aires - Argentine	I	99,61	99,60
CISA Buenos Aires - Argentine	I	99,61	99,60
Establecimientos Mecanicos Jeppener Buenos Aires - Argentine	I	100,00	100,00
Dongfeng Peugeot Citroën Automobiles CY Ltd Wuhan - Chine	E	50,00	50,00
Wuhan Shelong Hongtai Automotive KO Ltd Wuhan - Chine	E	20,00	10,00
Automobiles Peugeot Paris - France	I	100,00	100,00
Peugeot Motor Company Plc Coventry - Royaume-Uni	I	100,00	100,00
Société Commerciale Paris Franche-Comté Paris - France	I	100,00	100,00
Botzaris Automobiles Paris - France	I	100,00	100,00
Société Commerciale Automobile Paris - France	I	100,00	100,00
Parisud S.A. Malakoff - France	I	100,00	100,00
Sodexa Courbevoie - France	I	99,99	99,99
Seine-et-Marne Automobile Cesson - France	I	100,00	100,00
Société Brestoise des Garages de Bretagne Brest - France	I	100,00	100,00
Établissements Boniface Saint-Étienne - France	I	100,00	100,00
Société Industrielle Automobile de Champagne-Ardennes Cormontreuil - France	I	100,00	100,00
Société Industrielle Automobile du Havre Le Havre - France	I	100,00	100,00
Société Industrielle Automobile du Languedoc Toulouse - France	I	99,89	99,89
Société Industrielle Automobile de Lorraine Vandœuvre-Lès-Nancy - France	I	100,00	100,00

Liste des sociétés consolidées au 31 décembre 2005

Sociétés	I/E	% de contrôle	% consolidé
Société Industrielle Automobile de Mulhouse Mulhouse - France	**I**	**100,00**	**100,00**
Société Industrielle Automobile du Nord Lille - France	**I**	**100,00**	**100,00**
Peugeot Moteur et Systèmes Paris - France	**I**	**100,00**	**100,00**
Société Industrielle Automobile de Normandie Rouen - France	**I**	**99,95**	**99,95**
Société Industrielle Automobile de l'Ouest Orvault - France	**I**	**100,00**	**100,00**
Société Industrielle Automobile Paris Nord S.A. Bondy - France	**I**	**100,00**	**100,00**
Société Industrielle Automobile de Provence Marseille - France	**I**	**100,00**	**100,00**
Société Industrielle Automobile du Sud-Ouest Le Bouscat - France	**I**	**100,00**	**100,00**
Societe Lyonnaise d'Industrie et de Commerce Automobile Vénissieux - France	**I**	**99,92**	**99,91**
Régionale Française Automobile Cesson Sévigné - France	**I**	**100,00**	**100,00**
Grands Garages de l'Hérault Montpellier - France	**I**	**100,00**	**100,00**
Grands Garages de Nice et du Littoral Nice - France	**I**	**100,00**	**100,00**
Grands Garages du Limousin Limoges - France	**I**	**100,00**	**100,00**
Peugeot Azur Mougins - France	**I**	**100,00**	**100,00**
Peugeot Belgique Luxembourg S.A. Nivelles - Belgique	**I**	**100,00**	**100,00**
S.A. Peugeot Distribution Service N.V. Schaerbeek - Belgique	**I**	**100,00**	**100,00**

Sociétés	I/E	% de contrôle	% consolidé
Peugeot Nederland N.V. Utrecht - Pays-Bas	**I**	**100,00**	**100,00**
Peugeot Deutschland GmbH Saarbruck - Allemagne	**I**	**100,00**	**100,00**
Peugeot Bayern GmbH Munich - Allemagne	**I**	**100,00**	**99,99**
Peugeot Berlin Brandenburg GmbH Berlin - Allemagne	**I**	**100,00**	**99,99**
Peugeot Westfalen GmbH Dortmund - Allemagne	**I**	**100,00**	**99,99**
Peugeot Niederrhein GmbH Düsseldorf - Allemagne	**I**	**100,00**	**99,99**
Peugeot Main / Taunus GmbH Francfort - Allemagne	**I**	**100,00**	**99,99**
Peugeot Sudbaden GmbH Saarbruck - Allemagne	**I**	**100,00**	**100,00**
Peugeot Hanse GmbH Hambourg - Allemagne	**I**	**100,00**	**99,99**
Peugeot Nordhessen GmbH Lohfendel - Allemagne	**I**	**100,00**	**99,99**
Peugeot Hannover GmbH Hanovre - Allemagne	**I**	**100,00**	**99,99**
Peugeot Rheinland GmbH Cologne - Allemagne	**I**	**100,00**	**99,99**
Peugeot Rein-Neckar GmbH Rein-Neckar - Allemagne	**I**	**100,00**	**99,99**
Peugeot Saartal GmbH Saarbruck - Allemagne	**I**	**100,00**	**99,99**
Peugeot Sachsen GmbH Dresde - Allemagne	**I**	**100,00**	**99,99**
Peugeot Schwaben GmbH Stuttgart - Allemagne	**I**	**100,00**	**99,99**
Peugeot Weser-Ems GmbH Brême - Allemagne	**I**	**100,00**	**99,99**
Peugeot Mainz Wiesbaden GmbH Wiesbaden - Allemagne	**I**	**100,00**	**99,99**
Peugeot Automobili Italia S.p.A. Milan - Italie	**I**	**100,00**	**100,00**
Peugeot Milan Milan - Italie	**I**	**100,00**	**99,98**

I : Intégration globale - E : Mise en équivalence

Liste des sociétés consolidées au 31 décembre 2005

Sociétés	I/E	% de contrôle	% consolidé
Peugeot Gianicolo S.p.A. Rome - Italie	**I**	**100,00**	**100,00**
Talbot Exports Ltd Coventry - Royaume-Uni	**I**	**98,00**	**98,00**
Robins and Day Ltd Coventry - Royaume-Uni	**I**	**100,00**	**100,00**
Realtal UK Ltd Coventry - Royaume-Uni	**I**	**100,00**	**100,00**
Robins and Day Investments Ltd Coventry - Royaume-Uni	**I**	**98,00**	**98,00**
Boomcite Ltd Coventry - Royaume-Uni	**I**	**100,00**	**100,00**
Aston Line Motors Ltd Coventry - Royaume-Uni	**I**	**100,00**	**100,00**
Bishopbriggs Motors Ltd Coventry - Royaume-Uni	**I**	**99,80**	**99,80**
Warwick Wright Motors Chiswick Ltd Coventry - Royaume-Uni	**I**	**99,80**	**99,80**
Rootes Ltd Coventry - Royaume-Uni	**I**	**100,00**	**100,00**
Peugeot España S.A. Madrid - Espagne	**I**	**100,00**	**100,00**
Hispanomocion S.A. Madrid - Espagne	**I**	**100,00**	**100,00**
Peugeot Portugal Automoveis S.A. Lisbonne - Portugal	**I**	**100,00**	**100,00**
Peugeot Portugal Automoveis Distribucao Lisbonne - Portugal	**I**	**99,40**	**99,40**
Peugeot (Suisse) S.A. Berne - Suisse	**I**	**99,92**	**99,92**
Lowen Garage AG Berne - Suisse	**I**	**97,00**	**97,00**
Acacias Motors S.A. Genève - Suisse	**I**	**99,02**	**99,02**
Peugeot Austria GmbH Vienne - Autriche	**I**	**100,00**	**100,00**
Peugeot Autohaus GmbH Vienne - Autriche	**I**	**100,00**	**100,00**

Sociétés	I/E	% de contrôle	% consolidé
Peugeot Russie Avto Moscou - Russie	**I**	**100,00**	**100,00**
Peugeot Polska S.p.z.o.o. Varsovie - Pologne	**I**	**100,00**	**100,00**
Peugeot Ceska Republica s.r.o. Prague - République tchèque	**I**	**100,00**	**100,00**
Peugeot Slovakia s.r.o. Bratislava - Slovaquie	**I**	**100,00**	**100,00**
Peugeot Hungaria Kft Budapest - Hongrie	**I**	**100,00**	**100,00**
Peugeot Slovenija d.o.o. P.Z.D.A. Ljubljana - Slovénie	**I**	**100,00**	**100,00**
Peugeot Hrvatska d.o.o. Zagreb - Croatie	**I**	**100,00**	**100,00**
Peugeot Otomotiv Pazarlama AS - Popas Istanbul - Turquie	**I**	**100,00**	**100,00**
Tekoto Motorlu Tastlar Istanbul Istanbul - Turquie	**I**	**100,00**	**100,00**
Tekoto Motorlu Tastlar Ankara Ankara - Turquie	**I**	**100,00**	**100,00**
Tekoto Motorlu Tastlar Bursa Bursa - Turquie	**I**	**100,00**	**100,00**
Tekoto Motorlu Tastlar Antalya Antalya - Turquie	**I**	**100,00**	**100,00**
Peugeot Algérie S.p.A. Alger - Algérie	**I**	**100,00**	**100,00**
Stafim Tunis - Tunisie	**E**	**34,00**	**34,00**
Stafim - Gros Tunis - Tunisie	**E**	**33,99**	**33,99**
Peugeot Égypte S.A.E. Le Caire - Égypte	**I**	**90,09**	**90,09**
Peugeot Motors of America Little Falls - États-Unis d'Amérique	**I**	**100,00**	**100,00**
Peugeot Chile Santiago du Chili - Chili	**I**	**96,92**	**96,92**
Automotores Franco Chilena S.A. Santiago du Chili - Chili	**I**	**100,00**	**99,73**
Peugeot Mexico S.A.de CV Mexico - Mexique	**I**	**100,00**	**100,00**

Liste des sociétés consolidées au 31 décembre 2005

Sociétés	I/E	% de contrôle	% consolidé
Servicios Auto. Franco Mexicana Mexico - Mexique	I	100,00	100,00
Peugeot Japan KK Co Ltd Tokyo - Japon	I	100,00	100,00
Peugeot Tokyo Tokyo - Japon	I	100,00	100,00
Peugeot Motors South Africa Ltd Johannesburg - Afrique du Sud	I	100,00	100,00
Automobiles Citroën Paris - France	I	100,00	100,00
Société Commerciale Citroën Paris - France	I	100,00	100,00
Citroën Champ de Mars Paris - France	I	100,00	100,00
Citroën Dunkerque Paris - France	I	100,00	100,00
Citer Paris - France	I	98,40	98,40
Citroën Paris Paris - France	I	100,00	100,00
Société Nouvelle Armand Escalier Antibes - France	I	100,00	100,00
LM2B Sarcelles - France	I	100,00	100,00
Citroën Pau Bizanos - France	I	100,00	100,00
Centrauto Sarcelles - France	I	100,00	100,00
Prince S.A. Aulnay-sous-Bois - France	I	99,96	99,96
Citroën Argenteuil Bois-Colombes - France	I	100,00	100,00
Citroën Orléans Olivet-la-Source - France	I	100,00	100,00
Cie Picarde de Logistique Automobile Beauvais - France	I	98,34	98,34
Citroën Belux S.A. - NV Bruxelles - Belgique	I	100,00	100,00
Citroën Nederland B.V. Amsterdam - Pays-Bas	I	100,00	100,00
Citroën Deutschland AG Cologne - Allemagne	I	99,95	99,95
Citroën Frankfurt GmbH Francfort - Allemagne	I	100,00	100,00
Citroën Commerce GmbH Cologne - Allemagne	I	100,00	99,95
Citroën Italia S.p.A. Milan - Italie	I	100,00	100,00
Citroën U.K. Ltd Coventry - Royaume-Uni	I	100,00	100,00
Citroën Sverige AB Vallingby - Suède	I	100,00	100,00
Citroën Danmark A/S Copenhague - Danemark	I	100,00	100,00
Citroën Norge A/S Skaarer - Norvège	I	100,00	100,00
Citroën (Suisse) S.A. Genève - Suisse	I	99,75	99,75
Citroën Österreich GmbH Vienne - Autriche	I	100,00	100,00
Automoveis Citroën S.A. Lisbonne - Portugal	I	99,99	99,99
Automoviles Citroën España Madrid - Espagne	I	99,95	99,95
Comercial Citroën S.A. Madrid - Espagne	I	99,96	96,57
Autotransporte Turistico Español S.A. (Atesa) Madrid - Espagne	I	100,00	99,41
Garaje Eloy Granollers S.A. Granollers - Espagne	I	100,00	99,41
Motor Talavera Talavera - Espagne	I	100,00	99,95
Rafael Ferriol S.A. Alboraya - Espagne	I	100,00	99,41
Citroën Hungaria Kft Budapest - Hongrie	I	100,00	100,00
Citroën Polska S.p.z.o.o. Varsovie - Pologne	I	100,00	100,00
Citroën Slovenija d.o.o. Komer - Slovénie	I	100,00	100,00

Sociétés	I/E	% de contrôle	% consolidé
Citroën - Hrvatska d.o.o. Zagreb - Croatie	I	100,00	100,00
Citroën Slovakia s.r.o. Brastislava - Slovaquie	I	100,00	100,00
Citroën Ceska Republica s.r.o. Prague - République tchèque	I	100,00	100,00
Citroën do Brasil São Paulo - Brésil	I	51,00	51,00
Citroën Japon Tokyo - Japon	I	100,00	100,00
ACTIVITÉ ÉQUIPEMENT AUTOMOBILE			
Faurecia Boulogne-Billancourt - France	I	71,33	71,33
Faurecia Investments Boulogne-Billancourt - France	I	100,00	71,33
Financière Faurecia Boulogne-Billancourt - France	I	100,00	71,33
Société Foncière pour l'Équipement Automobile SFEA Boulogne-Billancourt - France	I	100,00	71,33
Faurecia Sièges d'Automobile SAS Boulogne-Billancourt - France	I	100,00	71,33
Faurecia Systèmes d'Échappement Boulogne-Billancourt - France	I	100,00	71,33
Blériot Investissements Boulogne-Billancourt - France	I	100,00	71,33
Faurecia Services Groupe Boulogne-Billancourt - France	I	100,00	71,33
Faurecia Global Purchasing Boulogne-Billancourt - France	I	100,00	71,33
Faurecia Cooling System Boulogne-Billancourt - France	I	100,00	71,33
Siemar Sandouville - France	I	100,00	71,33
Faurecia Industries Boulogne-Billancourt - France	I	100,00	71,33
Trecia Étupes - France	I	100,00	71,33
Siebret Redon - France	I	100,00	71,33
Sielest Pulversheim - France	I	100,00	71,33
Siedoubs Montbéliard - France	I	100,00	71,33
Sienor Lieu-Saint-Amand - France	I	100,00	71,33
Sieval Boulogne-Billancourt - France	I	100,00	71,33
Sieto Somain - France	I	100,00	71,33
Société de Textile de l'Ostrevant Sotexo Somain - France	I	100,00	71,33
Sieloir Romorantin - France	I	100,00	71,33
ECSA - Études et Construction de Sièges pour l'Automobile Crévin - France	I	100,00	71,33
EAK - Composants pour l'Automobile S.A.S. Valentigney - France	I	51,00	36,38
EAK - Composants pour l'Automobile SNC Valentigney - France	I	51,00	36,38
Faurecia Automotive Intérieur France Nanterre - France	I	100,00	71,33
Faurecia Automotive Holdings Nanterre - France	I	100,00	71,33
Faurecia Bloc Avant Nanterre - France	I	100,00	71,33
Faurecia Intérieur Industrie SNC Nanterre - France	I	100,00	71,33
Faurecia Exhaust International Nanterre - France	I	100,00	71,33
Faurecia Automotive Industrie SNC Nanterre - France	I	100,00	71,33
Automotive Sandouville Nanterre - France	I	100,00	71,33
SAS Automotive France Nanterre - France	E	50,00	35,67

Liste des sociétés consolidées au 31 décembre 2005

Sociétés	I/E	% de contrôle	% consolidé
Société Automobile du Cuir de Vesoul Vesoul - France	**I**	**100,00**	**71,33**
Société Internationale de Participations S.I.P. Bruxelles - Belgique	**I**	**100,00**	**71,33**
Faurecia Industrie NV Gent - Belgique	**I**	**100,00**	**71,33**
Faurecia AST Luxembourg S.A. Eselborn - Luxembourg	**I**	**100,00**	**71,33**
Faurecia Autositze GmbH & Co KG Stadthagen - Allemagne	**I**	**100,00**	**71,33**
Faurecia Kunstoffe Automobilsysteme GmbH Ingolstadt - Allemagne	**I**	**100,00**	**71,33**
Faurecia Abgastechnik GmbH Furth - Allemagne	**I**	**100,00**	**71,33**
Leistritz Abgastechnik Stollberg GmbH Pfaffenhain -Allemagne	**I**	**100,00**	**71,33**
Faurecia Deutschland Holding GmbH & Co KG Stadthagen - Allemagne	**I**	**100,00**	**71,33**
Faurecia Innenraum Systeme Köln GmbH Cologne - Allemagne	**I**	**100,00**	**71,33**
Faurecia Verwaltungs GmbH Stadthagen - Allemagne	**I**	**100,00**	**71,33**
Faurecia Automotive GmbH Francfort - Allemagne	**I**	**100,00**	**71,33**
Faurecia Innenraum Systeme GmbH Hagenbach - Allemagne	**I**	**100,00**	**71,33**
Industriepark Sassenburg GmbH Sassenburg - Allemagne	**I**	**100,00**	**71,33**
SAS Autosystemtechnik GmbH & Co KG Karlsruhe - Allemagne	**E**	**50,00**	**35,67**
SAS Autosystemtechnik Verwaltung GmbH Karlsruhe - Allemagne	**E**	**50,00**	**35,67**
Faurecia Netherlands Holding BV Roermond - Pays-Bas	**I**	**100,00**	**71,33**
Faurecia Automotive Seating BV Roermond - Pays-Bas	**I**	**100,00**	**71,33**
Faurecia Exhaust Systems AB Torsas - Suède	**I**	**100,00**	**71,33**
Faurecia Interior Systems Sweden AB Torsas - Suède	**I**	**100,00**	**71,33**
United Parts Exhaust Systems AB Torsas - Suède	**I**	**100,00**	**71,33**
Faurecia Asientos Para Automovil España S.A. Madrid - Espagne	**I**	**100,00**	**71,33**
Asientos de Castilla Leon S.A. Madrid - Espagne	**I**	**100,00**	**71,33**
Asientos de Galicia SL Vigo - Espagne	**I**	**100,00**	**71,33**
Asientos del Norte S.A. Vitoria - Espagne	**I**	**100,00**	**71,33**
Industrias Cousin Frères SL Burlada - Espagne	**I**	**50,01**	**35,67**
Tecnoconfort Pampelune - Espagne	**I**	**50,00**	**35,67**
Faurecia Sistemas de Escape España S.A. Vigo - Espagne	**I**	**100,00**	**71,33**
Faurecia Automotive España S.A. Madrid - Espagne	**I**	**100,00**	**71,33**
Faurecia Interior Systems España S.A. Valence - Espagne	**I**	**100,00**	**71,33**
Faurecia Interior Systems Salc España SL Valence - Espagne	**I**	**100,00**	**71,33**
Cartera e Inversiones Enrich S.A. Madrid - Espagne	**I**	**100,00**	**71,33**
Componentes de Vehiculos de Galicia Porrino - Espagne	**E**	**50,00**	**35,67**
Copo Iberica Vigo - Espagne	**E**	**50,00**	**35,67**
SAS Autosystemtechnick S.A. Pampelune - Espagne	**E**	**50,00**	**35,67**

I : Intégration globale - E : Mise en équivalence

Liste des sociétés consolidées au 31 décembre 2005

Sociétés	I/E	% de contrôle	% consolidé
Valencia Modulos de Puerta SL Valence - Espagne	I	100,00	71,33
Faurecia Assentos de Automovel Limitada Saint-Jean-de-Madère - Portugal	I	100,00	71,33
Faurecia Sistemas de Escape Portugal LDA Concelho de Braganca - Portugal	I	100,00	71,33
SASAL Saint-Jean-de-Madère - Portugal	I	100,00	71,33
Vanpro Assentos Lda Palmela - Portugal	E	50,00	35,67
Faurecia Sistemas de Interior Portugal Componentes Para Automovel S.A. Palmela - Portugal	I	100,00	71,33
SAS Autosystemtechnik de Portugal Unipessoal Ltda Palmela - Portugal	E	50,00	35,67
EDA - Estofagem de Assentos Lda Palmela - Portugal	I	100,00	71,33
Faurecia Automotiv Seating UK Ltd Coventry - Royaume-Uni	I	100,00	71,33
Faurecia Midlands Ltd Coventry - Royaume-Uni	I	100,00	71,33
SAI Automotive Telford Ltd Telford - Royaume-Uni	I	100,00	71,33
SAI Automotive Fradley Ltd Fradley - Royaume-Uni	I	100,00	71,33
SAI Automotive Washington Ltd Washington - Royaume-Uni	I	100,00	71,33
SAI Automotive SAL UK Ltd Coventry - Royaume-Uni	I	100,00	71,33
Faurecia Fotele Samachodowe Sp.z.o.o. Grojec - Pologne	I	100,00	71,33
Faurecia Walbrzych Sp.z.o.o. Walbrzych - Pologne	I	100,00	71,33
Faurecia Gorzow Sp.z.o.o. Gorzow - Pologne	I	100,00	71,33
Faurecia Legnica Sp.z.o.o. Legnicza - Pologne	I	100,00	71,33
Faurecia Systemy Kierownicze Sp.z.o.o. Walbrzych - Pologne	I	100,00	71,33
Faurecia Seating Talmaciu S.r.o. - Roumanie	I	100,00	71,33
Arced d.o.o. Novo Mesto - Slovénie	E	50,00	35,67
Faurecia Interior Systems Bratislava s.r.o. Bratislava - Slovaquie	I	100,00	71,33
Faurecia Slovakia s.r.o. Bratislava - Slovaquie	I	100,00	71,33
Faurecia Leather Kosice s.r.o. Bratislava - Slovaquie	I	100,00	71,33
Faurecia Magyarorszag Kipufogo - Rendszer Kft Vasvar - Hongrie	I	100,00	71,33
Faurecia Exhaust Systems s.r.o. Bakov - République tchèque	I	100,00	71,33
Faurecia Lecotex AS Tabor - République tchèque	I	95,93	68,43
Faurecia Interior Systems Bohemia s.r.o. Mlada Boleslav - République tchèque	I	100,00	71,33
SAS Autosystemtechnik s.r.o. Mlada Boleslav - République tchèque	E	50,00	35,67
Teknik Malzeme Ticaret Ve Sanayi A.S. Bursa - Turquie	E	50,00	35,67
Faurecia Polifleks Otomotiv Sanayi Ve Ticaret A.S. Istanbul - Turquie	I	100,00	71,33
Société Tunisienne d'Équipements Automobiles Ben Arous - Tunisie	I	100,00	71,33
Faurecia Automotive Seating Canada Ltd Mississauga - Canada	I	100,00	71,33
Faurecia Canada Investment Company Montréal - Canada	I	100,00	71,33
WBF Technologies Mississauga - Canada	E	50,00	35,67

I : Intégration globale - E : Mise en équivalence

Sociétés	I/E	% de contrôle	% consolidé
Faurecia USA Holdings Inc. Wilmington - États-Unis d'Amérique	**I**	**100,00**	**71,33**
Faurecia Automotive Seating Inc. Troy - États-Unis d'Amérique	**I**	**100,00**	**71,33**
Faurecia Exhaust Systems Inc. Wilmington - États-Unis d'Amérique	**I**	**100,00**	**71,33**
Faurecia Interior Systems USA Fountain Inn Inc. Fountain Inn - États-Unis d'Amérique	**I**	**100,00**	**71,33**
Faurecia Interior Systems USA Detroit Inc. Detroit - États-Unis d'Amérique	**I**	**100,00**	**71,33**
Faurecia Automotive do Brasil Ltda Quatro-Barras - Brésil	**I**	**100,00**	**71,33**
Faurecia Sistemas de Escapamento do Brasil Ltda São Paulo - Brésil	**I**	**100,00**	**71,33**
SAS Automotive do Brasil Ltda São Jose dos Pinhais PR - Brésil	**E**	**50,00**	**35,67**
Faurecia Sistemas de Escape Argentina S.A. Buenos Aires - Argentine	**I**	**100,00**	**71,33**
Bertrand Faure Argentina S.A. Buenos Aires - Argentine	**E**	**50,00**	**35,67**
Pab S.A. Buenos Aires - Argentine	**E**	**50,00**	**35,67**
SAS Automotriz Argentina S.A. Buenos Aires - Argentine	**E**	**50,00**	**35,67**
Faurecia Duroplast Mexico S.A. de CV Puebla - Mexique	**I**	**50,00**	**35,67**
Servicios Corporativos de Personal Especializado S.A. de CV Puebla - Mexique	**I**	**50,00**	**35,67**
Faurecia Interior Systems Mexico S.A. de CV Mexico - Mexique	**I**	**100,00**	**71,33**
Faurecia Exhaust Mexicana S.A. de CV Mexico - Mexique	**I**	**100,00**	**71,33**
Exhaust Services Mexicana S.A. de CV Mexico - Mexique	**I**	**100,00**	**71,33**
Faurecia Interior Systems KK Tokyo - Japon	**I**	**100,00**	**71,33**
Faurecia Japon KK Tokyo - Japon	**I**	**100,00**	**71,33**
Faurecia NHK Co Ltd Tokyo - Japon	**E**	**50,00**	**35,67**
Faurecia NHK Kyushu Ltd Tokyo - Japon	**E**	**50,00**	**35,67**
CFXAS - Changchun Faurecia Xuyang Automotive Seating Co Ltd Changchun - Chine	**I**	**60,00**	**42,80**
SCHEESC - Shanghai Honghu Ecia Exhaust Systems Company Ltd Shanghai - Chine	**I**	**51,00**	**36,38**
Faurecia Tongda Exhaust System (Wuhan) Co Ltd Wuhan - Chine	**I**	**60,00**	**42,80**
Faurecia Exhaust Systems Changchun Changchun - Chine	**I**	**51,00**	**36,38**
Faurecia (Wuxi) Seating Components Co Ltd Wuxi - Chine	**I**	**100,00**	**71,33**
Faurecia GSK (Wuhan) Automotive Seating Co Ltd Wuhan - Chine	**I**	**51,00**	**36,38**
Faurecia (Changchun) Automotive Systems Co Ltd Changchun - Chine	**I**	**100,00**	**71,33**
Faurecia (Shanghai) Management Cy Ltd Shanghai - Chine	**I**	**100,00**	**71,33**
Daeki Faurecia Corp Shiheung City - Corée	**I**	**100,00**	**71,33**

I : Intégration globale - E : Mise en équivalence

Liste des sociétés consolidées au 31 décembre 2005

Sociétés	I/E	% de contrôle	% consolidé
FESK - Faurecia Exhaust System Korea Shiheung City - Corée	**I**	**100,00**	**71,33**
Faurecia Automotive Seating India Private Ltd Bangalore - Inde	**I**	**100,00**	**71,33**
Faurecia Exhaust Systems South-Africa (Pty) Ltd Johannesburg - Afrique du Sud	**I**	**100,00**	**71,33**
Faurecia Autoplastic South Africa (Pty) Ltd Port Elisabeth - Afrique du Sud	**I**	**100,00**	**71,33**
ACTIVITÉ DE TRANSPORT ET LOGISTIQUE			
Gefco Courbevoie - France	**I**	**99,95**	**99,95**
Gefco Benelux S.A. Ath - Belgique	**I**	**100,00**	**99,93**
Gefco Deutschland GmbH Morfelden - Allemagne	**I**	**100,00**	**99,95**
Gefco Suisse S.A. Fahy - Suisse	**I**	**98,64**	**98,59**
Gefco Österreich GmbH Vienne - Autriche	**I**	**99,95**	**99,90**
Gefco Italia S.p.A. Milan - Italie	**I**	**100,00**	**99,93**
Gefco U.K. Ltd Londres - Royaume-Uni	**I**	**100,00**	**99,93**
Gefco España S.A. Madrid - Espagne	**I**	**99,99**	**99,94**
GEFCO Portugal Transitarios Ltd Lisbonne - Portugal	**I**	**100,00**	**99,94**
LLC Gefco (CIS) Moscou - Russie	**I**	**99,95**	**99,90**
Gefco Polska Sp. z.o.o. Varsovie - Pologne	**I**	**100,00**	**99,95**
Gefco Ceska Republica s.r.o. Prague - République tchèque	**I**	**100,00**	**99,95**
Gefco Slovakia s.r.o. Bratislava - Slovaquie	**I**	**100,00**	**99,95**
Gefco Tasimacilik Ve Lojistik AS Istanbul - Turquie	**I**	**100,00**	**99,95**
Gefco Tunisie Tunis - Tunisie	**E**	**50,00**	**49,97**
Gefco Maroc Casablanca - Maroc	**I**	**100,00**	**99,95**
Gefco Participacoes Ltda Rio de Janeiro - Brésil	**I**	**100,00**	**99,95**
Gefco do Brasil Ltda Rio de Janeiro - Brésil	**I**	**100,00**	**99,95**
Gefco Argentina S.A. Buenos Aires - Argentine	**I**	**100,00**	**99,95**
Gefco DTW Logistics Co. Ltd Beijin - Chine	**E**	**49,97**	**49,95**
ACTIVITÉS DE FINANCEMENT			
Banque PSA Finance Paris - France	**I**	**100,00**	**100,00**
Société Financière de Banque - Sofib Levallois-Perret - France	**I**	**100,00**	**100,00**
Sofira - Société de Financement des Réseaux Automobiles Levallois-Perret - France	**I**	**100,00**	**100,00**
Société Nouvelle de Développement Automobile - SNDA Paris - France	**I**	**100,00**	**100,00**
Compagnie Générale de Crédit aux Particuliers - Crédipar Levallois-Perret - France	**I**	**100,00**	**100,00**
GIE Foncier Crédipar Levallois-Perret - France	**I**	**100,00**	**100,00**
Dicoma Gestion Levallois-Perret - France	**I**	**99,98**	**99,98**
Loca-Din Levallois-Perret - France	**I**	**100,00**	**100,00**
Compagnie pour la Location de Véhicules - CLV Levallois-Perret - France	**I**	**100,00**	**100,00**
FCC Auto ABS - Compartiment 2001.01 Levallois-Perret - France	**I**	**100,00**	**100,00**
FCC Auto ABS - Compartiment 2002.01 (Créances françaises) Levallois-Perret - France	**I**	**100,00**	**100,00**

I : Intégration globale - E : Mise en équivalence

Liste des sociétés consolidées au 31 décembre 2005

Sociétés	I/E	% de contrôle	% consolidé
PSA Finance Belux Bruxelles - Belgique	I	100,00	100,00
PSA Finance Nederland B.V. Rotterdam - Pays-Bas	I	100,00	100,00
PSA Financial Holding B.V. Rotterdam - Pays-Bas	I	100,00	100,00
Peugeot Finance International N.V. Rotterdam - Pays-Bas	I	100,00	100,00
Peugeot Commercial Paper GmbH Francfort - Allemagne	I	100,00	100,00
FCC Auto ABS - Compartiment 2004.01 Francfort - Allemagne	I	100,00	100,00
PSA Factor Italia S.p.A. Milan - Italie	I	100,00	100,00
PSA Wholesale Ltd Londres - Royaume-Uni	I	100,00	100,00
Arche Investments Ltd Londres - Royaume-Uni	I	100,00	100,00
PSA Finance Plc Londres - Royaume-Uni	I	50,00	50,00
Vernon Wholesale Investments Co Ltd Londres - Royaume-Uni	I	100,00	100,00

Sociétés	I/E	% de contrôle	% consolidé
PSA Finance Suisse S.A. Ostermudigen - Suisse	I	99,98	99,98
PSA Finance Austria Bank AG Vienne - Autriche	I	100,00	100,00
PSA Gestao Comercio e Aluger de Veiculos Lisbonne - Portugal	I	97,00	97,00
PSA Finance Polska Varsovie - Pologne	I	100,00	100,00
PSA Finance Hungaria Rt Budapest - Hongrie	I	100,00	100,00
PSA Finance Ceska Republika s.r.o. Prague - République tchèque	I	100,00	100,00
PSA Finance Slovakia s.r.o. Bratislava - Slovaquie	I	100,00	100,00
Banco PSA Finance Brasil S.A. São Paulo - Brésil	I	99,98	99,98
PSA Finance Arrendamiento Comercial São Paulo - Brésil	I	99,94	99,94
PSA Finance Argentina S.A. Buenos Aires - Argentine	I	50,00	50,00
BPF Mexico S.A. de CV Mexico - Mexique	I	100,00	100,00

I : Intégration globale - E : Mise en équivalence

09 COMPTES DE PEUGEOT S.A.

COMMENTAIRES SUR LES COMPTES ET LE BILAN DE LA SOCIÉTÉ PEUGEOT S.A.

La société Peugeot S.A., société centrale du groupe PSA PEUGEOT CITROËN, n'exerce pas d'activité industrielle ou commerciale. Elle assure, pour les sociétés du groupe, des fonctions d'état-major et de contrôle et elle fournit des services pour l'ensemble desquels elle est rémunérée par une redevance forfaitaire. Cette redevance est facturée aux filiales directes de Peugeot S.A. sur la base du chiffre d'affaires consolidé de la division concernée.

Ses actifs sont constitués :

- des titres représentant ses participations dans des filiales directes,
- d'immeubles de bureaux loués à des filiales.

Peugeot S.A. est également la société pivot pour l'intégration fiscale des sociétés françaises du groupe contrôlées à plus de 95 %.

RÉSULTATS

↗ RÉSULTAT D'EXPLOITATION

Les produits d'exploitation, qui comprennent essentiellement les redevances perçues des principales filiales et les revenus du patrimoine immobilier, se sont élevés à 97 millions d'euros en 2005, contre 95 millions d'euros en 2004 et 103 millions d'euros en 2003.

Les redevances, calculées comme un pourcentage du chiffre d'affaires des divisions opérationnelles du groupe, sont destinées à couvrir les charges d'exploitation supportées par la société dans ses fonctions d'état-major et s'élèvent à 91 millions d'euros, contre 89 millions d'euros en 2004. Les loyers encaissés s'élèvent à 5 millions d'euros pour 2005, proches des 4 millions d'euros de 2004.

Les charges d'exploitation ont représenté 98 millions d'euros, contre 105 millions d'euros en 2004. En 2004, elles incluaient, pour 22 millions d'euros, une dotation exceptionnelle aux fonds externes de retraites complémentaires.

Le résultat d'exploitation ressort ainsi en solde négatif de 1 million d'euros à comparer à un solde négatif de 10 millions d'euros en 2004 et positif de 25 millions d'euros en 2003.

↗ RÉSULTAT FINANCIER

Les produits financiers sont essentiellement constitués des revenus des titres de participation.

Les produits des participations ont représenté 825 millions d'euros, contre 970 millions d'euros en 2004 et 1 511 millions d'euros en 2003.

Le montant des autres produits assimilés s'élève à 36 millions d'euros, contre 52 millions d'euros en 2004 et 70 millions d'euros en 2003.

Les frais financiers, de leur côté, s'élèvent à 13 millions d'euros, contre 36 millions d'euros en 2004. En 2004, ils comprenaient, pour 23 millions d'euros, une subvention financière accordée à la société Peugeot Motocycles, rendue nécessaire par le ralentissement conjoncturel de ses performances.

Le résultat financier est ainsi positif de 860 millions d'euros, contre un produit de 944 millions d'euros en 2004 et 1 556 millions d'euros en 2003.

↗ RÉSULTAT

Compte tenu d'un produit net d'impôt sur les résultats de 65 millions d'euros, déterminé conformément aux règles de l'intégration fiscale de Peugeot S.A. et de ses filiales contrôlées à plus de 95 %, le résultat net de la société s'établit en bénéfice de 905 millions d'euros, à comparer à un bénéfice de 1 032 millions d'euros en 2004 et 1 630 millions d'euros en 2003.

BILAN

↗ ACTIF

Les titres de participation constituent la majeure partie des actifs immobilisés. Leur montant net au 31 décembre 2005 s'élève à 5 240 millions d'euros, contre 5 274 millions d'euros en 2004 et 5 288 millions d'euros en 2003.

↗ PASSIF

Avant affectation du résultat, les capitaux propres de la société au 31 décembre 2005 s'établissent à 6 983 millions d'euros, contre 6 789 millions d'euros au 31 décembre 2004 et 6 083 millions d'euros au 31 décembre 2003.

Au cours de l'exercice 2005, le groupe a racheté 4 130 162 actions de la société Peugeot S.A. dans le cadre des autorisations données par les Assemblées Générales des 26 mai 2004 et 25 mai 2005.

8 490 880 actions ont été annulées le 17 novembre 2005. Selon la décision du Directoire du 17 novembre 2005, la totalité des actions propres détenues au 31 décembre 2005 a été regroupée sur le poste « Autres titres immobilisés » pour un montant de 223 millions d'euros. Les titres affectés aux plans d'options d'achat d'actions accordées à certains cadres dirigeants et supérieurs du groupe, lors des exercices 1999 à 2004, comptabilisés jusqu'au 31 octobre 2005 en « Valeurs mobilières de placement », ont fait l'objet d'un reclassement pour 168 millions d'euros.

Les titres subordonnés correspondent au solde de l'émission à durée indéterminée (TSDI) réalisée en 1989 et sont considérés comme des autres fonds propres. Au 31 décembre 2005, ils représentent un montant de 47 millions d'euros, inchangé par rapport à 2004 et 2003.

Les emprunts et dettes assimilés s'établissent à 80 millions d'euros. Ils sont essentiellement constitués, à hauteur de 69 millions d'euros, par un emprunt obligataire indexé émis en mai 1998.

Les dettes diverses incluent, pour 21 millions d'euros, les dettes auprès des principales filiales françaises du groupe, constituées selon les mécanismes du régime d'intégration fiscale pour l'application duquel la société Peugeot S.A. joue le rôle de pivot.

COMPTE DE RÉSULTAT

(en millions d'euros)	Exercice 2005	Exercice 2004	Exercice 2003
Produits d'exploitation	97,0	94,5	103,0
Charges d'exploitation	(97,9)	(104,7)	(78,5)
Résultat d'exploitation	**(0,9)**	**(10,2)**	**24,5**
Produits financiers de participations	825,1	969,5	1 511,2
Autres produits financiers	36,3	51,6	69,7
Reprise sur provisions et transferts de charges	11,5	-	-
Produits financiers	**872,9**	**1 021,1**	**1 580,9**
Dotations financières aux amortissements et provisions	-	(41,5)	(15,9)
Autres charges financières	(12,7)	(35,5)	(9,5)
Charges financières	**(12,7)**	**(77,0)**	**(25,4)**
Résultat financier	**860,2**	**944,1**	**1 555,5**
Résultat courant avant impôts	**859,3**	**933,9**	**1 580,0**
Produits exceptionnels	35,0	4,8	10,5
Charges exceptionnelles	(53,8)	(10,7)	(4,4)
Résultat exceptionnel	**(18,8)**	**(5,9)**	**6,1**
Participation des salariés	-	-	0,4
Impôts sur les sociétés	64,5	103,6	43,3
Résultat net de l'exercice	**905,0**	**1 031,6**	**1 629,8**

TABLEAU DE FINANCEMENT

(en millions d'euros)	Exercice 2005	Exercice 2004	Exercice 2003
Résultat net de l'exercice	**905,0**	**1 031,6**	**1 629,8**
Variations nettes des provisions	87,7	(13,6)	(37,0)
Résultats sur cessions de titres de participation	18,7	-	-
Marge brute d'autofinancement	**1 011,4**	**1 018,0**	**1 592,8**
Variation du besoin en fonds de roulement	(111,4)	(55,4)	166,9
Flux financiers de l'exploitation	**900,0**	**962,6**	**1 759,7**
Acquisitions d'immobilisations incorporelles et corporelles	(0,1)	(0,1)	-
Cessions de titres de participation	23,5	-	-
Acquisitions de titres de participation	-	(1,8)	-
Flux financiers liés aux investissements	**23,4**	**(1,9)**	**-**
Dividendes versés	(310,2)	(320,5)	(325,1)
Augmentation (diminution) des fonds propres	(401,0)	(5,0)	(699,3)
Acquisitions des titres d'autocontrôle	(197,6)	(286,9)	(186,4)
Annulation des titres d'autocontrôle	401,0	-	699,3
Augmentation (diminution) des autres dettes long terme	(0,4)	(1,2)	0,8
(Augmentation) diminution des prêts et créances long terme	(33,1)	(0,2)	(0,2)
Autres	46,9	31,3	28,9
Flux des opérations financières	**(494,4)**	**(582,5)**	**(482,0)**
Total des flux	**429,0**	**378,2**	**1 277,7**
Variation de la trésorerie	**429,0**	**378,2**	**1 277,7**
Trésorerie au début de l'exercice	1 331,0	952,8	(324,9)
Trésorerie en fin d'exercice	**1 760,0**	**1 331,0**	**952,8**

BILAN AU 31 DÉCEMBRE 2005

ACTIF

	Exercice 2005			Exercice 2004	Exercice 2003
(en millions d'euros)	Montants bruts	Amortissements et provisions	Montants nets	Montants nets	Montants nets
Immobilisations incorporelles	**0,1**	**-**	**0,1**	**0,1**	**-**
Immobilisations corporelles	**35,0**	**(26,8)**	**8,2**	**8,1**	**8,1**
Immobilisations financières					
Participations	5 386,5	(146,2)	5 240,3	5 273,9	5 287,7
Créances rattachées à des participations	33,0	-	33,0	-	-
Autres titres immobilisés	222,9	-	222,9	257,8	12,2
Prêts et autres immobilisations financières	1,6	(0,8)	0,8	0,7	0,5
	5 644,0	**(147,0)**	**5 497,0**	**5 532,4**	**5 300,4**
Total actif immobilisé	**5 679,1**	**(173,8)**	**5 505,3**	**5 540,6**	**5 308,5**
Créances					
Autres créances, avances et acomptes versés	176,7	-	176,7	176,3	198,0
Valeurs mobilières de placement	91,3	-	91,3	301,7	300,4
Placements de trésorerie	1 763,1	-	1 763,1	1 333,3	954,3
Banques, caisses et comptes rattachés	0,3	-	0,3	0,7	0,2
Total actif circulant	**2 031,4**	**-**	**2 031,4**	**1 812,0**	**1 452,9**
Charges constatées d'avance	0,2	-	0,2	-	-
Total de l'actif	**7 710,7**	**(173,8)**	**7 536,9**	**7 352,6**	**6 761,4**

BILAN AU 31 DÉCEMBRE 2005

↗ PASSIF

(en millions d'euros)	Exercice 2005	Exercice 2004	Exercice 2003
Capitaux			
Capital social	234,6	243,1	243,1
Écarts de réévaluation	469,3	469,3	469,3
Réserves			
Réserves et report à nouveau	5 372,9	5 044,1	3 739,7
Résultat de l'exercice	905,0	1 031,6	1 629,8
Provisions réglementées	0,7	0,7	0,9
Total capitaux propres	**6 982,5**	**6 788,8**	**6 082,8**
Titres subordonnés à durée indéterminée	47,2	47,2	47,2
Provisions pour risques et charges	360,7	259,3	289,3
Emprunts et dettes assimilées			
Emprunts obligataires	68,6	68,6	68,6
Emprunts et dettes financières	11,6	10,8	4,7
	80,2	**79,4**	**73,3**
Dettes d'exploitation			
Dettes fournisseurs et comptes rattachés	2,0	2,5	4,8
Dettes fiscales et sociales	36,0	31,4	23,0
	38,0	**33,9**	**27,8**
Dettes diverses	**28,3**	**144,0**	**241,0**
Total dettes	**146,5**	**257,3**	**342,1**
Total du passif	**7 536,9**	**7 352,6**	**6 761,4**

NOTES ANNEXES AUX COMPTES DE PEUGEOT S.A.
pour l'exercice clos le 31 décembre 2005

ANNEXE

Les informations ci-après constituent l'Annexe au Bilan avant répartition de l'exercice clos le 31 décembre 2005, dont le total est de 7 536,9 millions d'euros et au Compte de Résultat de l'exercice, présenté sous forme de liste, qui dégage un bénéfice de 905 millions d'euros.

L'exercice a une durée de douze mois, recouvrant la période du 1er janvier au 31 décembre 2005.

Les notes nos 1 à 26 présentées ci-après en millions d'euros, font partie intégrante des comptes annuels.

Ces comptes ont été arrêtés le 1er février 2006 par le Directoire.

Les comptes de la Société Peugeot S.A. sont inclus dans les comptes consolidés du groupe PSA PEUGEOT CITROËN.

NOTE 1 - RÈGLES ET MÉTHODES COMPTABLES

Les conventions générales comptables, qui ont pour objet de fournir une image fidèle de l'entreprise, ont été appliquées dans le respect du principe de prudence et conformément aux hypothèses de base suivantes :
- continuité de l'exploitation,
- permanence des méthodes comptables d'un exercice à l'autre,
- indépendance des exercices,

et conformément aux règles générales d'établissement et de présentation des comptes annuels (PCG 99-03 modifié par les règlements du Comité de la Règlementation Comptable).

La méthode retenue pour l'évaluation des éléments inscrits en comptabilité est la méthode des coûts historiques.

Les principales méthodes utilisées sont les suivantes :

↗ A. IMMOBILISATIONS INCORPORELLES

Ce poste est constitué par le coût d'acquisition des marques Panhard, Panhard & Levassor. Il ne fait l'objet d'aucun amortissement.

↗ B. IMMOBILISATIONS CORPORELLES

Les immobilisations corporelles sont évaluées à leur coût d'acquisition (prix d'achat et frais accessoires, hors frais d'acquisition des immobilisations), à l'exception des immobilisations acquises avant le 31 décembre 1976 qui ont fait l'objet d'une réévaluation légale.

Les amortissements sont calculés suivant le mode linéaire en fonction de la durée d'utilisation des immobilisations. Ces amortissements sont comptabilisés au bilan, en minoration de l'actif, et au compte de résultat, en dotation d'exploitation aux amortissements.

Les principales durées de vie retenues sont :

- Constructions	20 – 30 ans
- Installations générales et agencements	10 ans
- Mobilier de bureau	10 ans

↗ C. PARTICIPATIONS

La valeur brute des participations est constituée par leur coût d'achat hors frais accessoires à l'exception des titres de participation acquis avant le 31 décembre 1976 qui ont fait l'objet de la réévaluation légale.

Les participations sont estimées à leur valeur d'utilité, fondée généralement sur la quote-part de capitaux propres et les perspectives de rentabilité.

Pour les sociétés retenues dans la consolidation des comptes du groupe PSA PEUGEOT CITROËN, les capitaux propres sont les capitaux propres consolidés ou retraités, établis suivant les normes IAS/IFRS.

En cas de baisse durable de la valeur d'utilité et si celle-ci est inférieure à la valeur brute comptable, une provision pour dépréciation est constituée pour la différence.

Lorsque la valeur d'utilité est négative, et si la situation le justifie, une provision pour risques est constituée.

↗ D. AUTRES TITRES IMMOBILISÉS

Ce poste, qui comprend les actions Peugeot S.A., acquises conformément aux autorisations octroyées par l'Assemblée Générale, est évalué au prix d'acquisition des actions.

Une provision pour dépréciation est constatée si le cours moyen de bourse du mois de décembre est inférieur à la valeur comptable, hormis pour les titres en voie d'annulation pour lesquels aucune dépréciation n'est comptabilisée.

Une provision pour risque complémentaire à hauteur du prix de levée de l'option est constituée, si nécessaire, pour les titres réservés à la couverture des plans d'options d'achat.

↗ E. PRÊTS ET CRÉANCES

Les prêts et créances sont valorisés à leur valeur nominale. Une provision pour dépréciation est pratiquée en cas de perte probable.

↗ F. VALEURS MOBILIÈRES DE PLACEMENT

Les valeurs mobilières de placement correspondent à des titres de créances négociables pris en pension. Les intérêts perçus en rémunération sont comptabilisés en produits financiers.

↗ G. PROVISIONS RÉGLEMENTÉES

Les provisions réglementées figurant au bilan comprennent principalement les plus-values réinvesties sur titres de participation (ancien article 40 du Code général des impôts).

↗ H. OPÉRATIONS DE COUVERTURE DU RISQUE DE TAUX D'INTÉRÊT

Des swaps sont utilisés pour couvrir le risque lié à l'emprunt obligataire indexé sur le cours de l'action Peugeot S.A. Ces instruments de couverture transforment le coût de l'indexation en charge d'intérêt sur la base de l'EONIA.

Conformément aux règles comptables applicables aux swaps de taux d'intérêt à caractère de couverture, les charges et produits d'intérêt ainsi dégagés par la couverture et l'opération couverte, sont enregistrés dans leur ensemble en frais financiers.

↗ I. IMPÔTS SUR LES RÉSULTATS

Le 1er janvier 2005, Peugeot S.A. a renouvelé son option pour le régime d'intégration fiscale des filiales françaises contrôlées à plus de 95 %, prévu par l'article 223A du Code général des impôts.

Pour la société Peugeot S.A., l'effet d'impôt au titre de l'exercice, inscrit au compte de résultat est composé :
- du produit global égal à la somme des impôts dus par les filiales bénéficiaires,
- de la charge nette d'impôt résultant de la déclaration d'intégration fiscale,
- de la charge d'impôt correspondant aux éventuels reversements d'économie d'impôt faits aux filiales déficitaires, ou au produit d'impôt correspondant à leurs remboursements,
- des régularisations éventuelles sur la charge d'impôt d'exercices antérieurs,
- de la provision pour économie d'impôt à reverser (cf. note n°12),
- et des provisions pour risques constituées pour faire face aux charges nettes d'impôt estimées, consécutives aux contrôles fiscaux périodiques des filiales.

↗ J. CHANGEMENTS DE MÉTHODE D'ÉVALUATION

Aucun changement de méthode d'évaluation n'est intervenu au cours de l'exercice.

NOTE 2 - ACTIF IMMOBILISÉ AU 31 DÉCEMBRE 2005

(en millions d'euros)	Valeurs brutes au début de l'exercice	Acquisitions et nouveaux prêts	Cessions et remboursements de prêts	Autres variations nettes	Valeurs brutes en fin d'exercice	Valeurs d'origine hors réévaluation[1]
Immobilisations incorporelles						
Marques	0,1	-	-	-	0,1	0,1
Immobilisations corporelles						
Terrains	8,1	-	-	-	8,1	5,5
Constructions :						
Sur sol propre	21,0	-	-	-	21,0	10,9
Installations générales et agencements	5,8	-	-	-	5,8	5,0
Autres immobilisations corporelles	-	0,1	-	-	0,1	0,1
	34,9	0,1	-	-	35,0	21,5
Immobilisations financières						
Participations	5 438,0	-	(51,5)	-	5 386,5	4 904,7
Créances rattachées à des participations	-	33,0	-	-	33,0	33,0
Autres titres immobilisés	260,2	197,6	(402,9)	168,0	222,9	222,9
Prêts	1,5	0,1	-	-	1,6	1,6
	5 699,7	230,7	(454,4)	168,0	5 644,0	5 162,2
Total	**5 734,7**	**230,8**	**(454,4)**	**168,0**	**5 679,1**	**5 183,8**

(1) Réévaluation légale de 1976.

NOTE 3 - TITRES DE PARTICIPATION

A. SOCIÉTÉ DE CONSTRUCTIONS MÉCANIQUES PANHARD & LEVASSOR

Les titres ont été cédés au groupe Auverland, conformément à l'accord intervenu début janvier 2005.

Au cumul des exercices 2004 et 2005, l'opération s'est traduite par un produit de 17,5 millions d'euros.

En 2004, une reprise de provision pour dépréciation sur ces titres de 23,5 millions d'euros avait été enregistrée, afin de ramener la valeur nette comptable à la valeur d'utilité de l'entreprise.

La valorisation de l'entreprise au 31 décembre 2004 était estimée à 42,7 millions d'euros, à hauteur des gains attendus de la cession (prix de vente ferme, dividendes et complément de prix estimé à 8 millions d'euros).

Au 31 décembre 2004, la valeur brute comptable des titres était de 51,5 millions d'euros et la provision pour dépréciation de 8,8 millions d'euros.

En 2005, compte tenu des conditions suspensives prévues au contrat, le complément de prix attendu de 8 millions d'euros n'est pas reconnu en produit à recevoir sur l'exercice.

Par ailleurs, les produits réellement encaissés ont été supérieurs de 2 millions d'euros aux produits estimés fin 2004.

Ces deux effets se traduisent par un impact sur le résultat de l'exercice de - 6 millions d'euros, enregistré sur deux postes comptables distincts :
- en produits financiers pour les dividendes de 13,2 millions d'euros,
- en résultat exceptionnel pour le résultat de cession de - 19,2 millions d'euros (écart entre le produit de cession de 23,5 millions d'euros et la valeur nette comptable de 42,7 millions d'euros).

B. FAURECIA

À fin 2005, les titres Faurecia ont fait l'objet d'un test de valeur. Leur valeur d'utilité a été déterminée en retenant la

quote-part du total des valeurs d'utilité de chacune des activités du groupe Faurecia. Celles-ci correspondent à la somme des flux futurs de trésorerie issus des dernières prévisions, actualisés à 7,9 %.

La quote-part de valeur ainsi obtenue est supérieure à la valeur brute comptable des titres.

↗ C. PROCESS CONCEPTION INGÉNIERIE

La provision pour dépréciation sur ces titres a fait l'objet d'une reprise pour 9,1 millions d'euros. La valeur nette comptable est ainsi ramenée à hauteur de la quote-part de situation nette, soit 97,9 millions d'euros.

NOTE 4 - CRÉANCES RATTACHÉES À DES PARTICIPATIONS

La société Peugeot S.A. a consenti à la société Peugeot Motocycles, filiale du groupe, une avance sur augmentation de capital de 33 millions d'euros.

NOTE 5 - ACTIONS PROPRES

↗ A. MOUVEMENTS DE L'EXERCICE

La société Peugeot S.A. a poursuivi au cours de l'exercice 2005 son programme de rachat d'actions conformément aux autorisations qui lui ont été octroyées par les Assemblées Générales du 26 mai 2004 et du 25 mai 2005.

Les achats de l'exercice ont porté sur 4 130 162 actions pour une valeur de 197,6 millions d'euros.

Selon décision du Directoire du 17 novembre 2005 :
- la totalité des actions propres détenues a été regroupée sur le poste « Titres immobilisés ». Les titres destinés aux plans d'options d'achat des exercices 1999 à 2004, comptabilisés jusqu'au 31 octobre en valeurs mobilières de placement, ont fait l'objet d'un reclassement pour 168 millions d'euros.
- 8 490 880 actions ont été annulées du capital social pour leur valeur brute, soit 401 millions d'euros.
- 953 000 titres ont été réservés à la couverture du plan d'options d'achat de l'exercice, mis en place le 23 août 2005.

Les autres mouvements sur ce poste comprennent, 58 480 levées d'options effectuées entre le 1er novembre et le 31 décembre 2005, pour une valeur comptable de 1,9 million d'euros.

Le cours moyen de bourse du mois de décembre 2005 étant supérieur au prix d'acquisition des titres détenus au 31 décembre 2005, la provision pour dépréciation d'un montant de 2,4 millions d'euros, constituée au cours de l'exercice précédent, a été reprise par résultat sur l'exercice 2005.

La différence entre le prix d'exercice des levées d'options et la valeur comptable des titres correspondants, précédemment enregistrée en dépréciation des valeurs mobilières de placement, a été reclassée pour un montant de 2,2 millions d'euros en provision pour risques.

↗ B. SITUATION AU 31 DÉCEMBRE 2005

La société possède 5 612 693 actions, classées en titres immobilisés pour 222,9 millions d'euros, dont 5 274 725 titres destinés à la couverture des plans d'options annuels 1999 à 2005.

Plans d'options d'achat d'actions

Les caractéristiques de ces plans sont les suivantes, compte tenu de la division du nominal par six en 2001 :

	Plan 2005	Plan 2004	Plan 2003	Plan 2002	Plan 2001	Plan 2000	Plan 1999
Date de décision du Directoire	23/08/2005	24/08/2004	21/08/2003	20/08/2002	20/11/2001	05/10/2000	31/03/1999
Date de maturité	23/08/2008	24/08/2007	21/08/2006	20/08/2005	20/11/2004	05/10/2002	31/03/2001
Date d'expiration	22/08/2013	23/08/2012	20/08/2011	20/08/2009	19/11/2008	04/10/2008	30/03/2007
Nombre de bénéficiaires à l'origine	169	182	184	178	147	154	97
Prix d'exercice en euros	52,37	47,59	39,09	46,28	46,86	35,46	20,83
Nombre d'options accordées	953 000	1 004 000	996 500	860 100	798 600	709 200	462 900

Pour l'ensemble de ces plans, l'évolution du nombre d'options (actions de 1 euro) en cours de validité est la suivante :

(en nombre d'options)	2005	2004	2003
Total à l'ouverture de l'exercice	**4 615 753**	**3 763 200**	**2 783 200**
Options attribuées	953 000	1 004 000	996 500
Options levées [1]	(257 028)	(151 447)	(16 500)
Options radiées	(37 000)	-	-
Total à la clôture de l'exercice	**5 274 725**	**4 615 753**	**3 763 200**
Dont options pouvant être exercées	2 334 225	1 755 153	1 108 000
Le détail du total à la clôture est le suivant :			
Plan 1999	144 247	272 415	401 800
Plan 2000	561 978	684 138	706 200
Plan 2001	776 900	798 600	798 600
Plan 2002	851 100	860 100	860 100
Plan 2003	992 500	996 500	996 500
Plan 2004	995 000	1 004 000	-
Plan 2005	953 000	-	-

(1) 198 548 options levées de janvier à octobre 2005, avant reclassement en titres immobilisés.
58 480 options levées de novembre à décembre 2005, après reclassement en titres immobilisés.

NOTE 6 - PROVISIONS INSCRITES AU BILAN AU 31 DÉCEMBRE 2005

Nature des provisions (en millions d'euros)	Montants au début de l'exercice	Dotations de l'exercice	Utilisations de l'exercice	Reprises de l'exercice	Autres mouvements (hors résultat)	Montants en fin d'exercice
Provisions réglementées						
Plus-values réinvesties	0,7	-	-	-	-	0,7
Provisions pour risques et charges						
Provisions pour impôts	228,5	99,2	-	-	-	327,7
Provisions pour risques fiscaux	29,9	1,6	(1,0)	(0,3)	-	30,2
Autres provisions pour risques et charges	0,9	-	-	(0,3)	2,2	2,8
	259,3	100,8	(1,0)	(0,6)	2,2	360,7
Provisions pour dépréciation						
Sur immobilisations financières						
Participations	164,1	-	(8,8)	(9,1)	-	146,2
Autres titres immobilisés	2,4	-	-	(2,4)	-	-
Prêts	0,8	-	-	-	-	0,8
Sur actif circulant						
Valeurs mobilières de placement	3,7	-	(1,5)	-	(2,2)	-
	171,0	-	(10,3)	(11,5)	(2,2)	147,0
Total	**431,0**	**100,8**	**(11,3)**	**(12,1)**	**-**	**508,4**
Dont dotations et reprises :						
Financières	-	-	-	(11,5)	-	-
Exceptionnelles	-	0,5	(10,3)	(0,6)	-	-
D'impôts sur résultat	-	100,3	(1,0)	-	-	-

NOTE 7 - VALEURS MOBILIÈRES DE PLACEMENT

Des titres de créances négociables (obligations assimilables du Trésor) sont pris en pension, dans le cadre de nantissements au profit de la Banque Européenne d'Investissement en garantie de prêts accordés par cet établissement à des filiales du groupe.

Ces pensions de titres sont comptabilisées en « Autres valeurs mobilières de placement », pour un montant au 31 décembre 2005 de 91,3 millions d'euros, dont 0,3 million d'euros d'intérêts courus.

NOTE 8 - PLACEMENTS DE TRÉSORERIE

Les placements de trésorerie correspondent aux excédents de liquidités confiés à la gestion du GIE PSA Trésorerie, organisme de centralisation de la trésorerie des filiales industrielles et commerciales du groupe.

Au 31 décembre 2005, les fonds placés auprès du GIE PSA Trésorerie s'élèvent à 1 759,7 millions d'euros, auxquels s'ajoutent 3,4 millions d'euros d'intérêts à percevoir.

NOTE 9 - COMPOSITION DU CAPITAL SOCIAL

	2005	2004	2003
Nombre d'actions composant le capital social au début de l'exercice	**243 109 146**	**243 109 146**	**259 109 146**
Réduction de capital par annulation d'actions	(8 490 880)	-	(16 000 000)
Nombre d'actions composant le capital social à la fin de l'exercice	**234 618 266**	**243 109 146**	**243 109 146**

Les réductions de capital par annulation d'actions résultent respectivement des décisions du Directoire du 24 novembre 2003 et du 17 novembre 2005.

Au 31 décembre 2005, le capital social de Peugeot S.A. se compose de 234 618 266 actions intégralement libérées, d'une valeur nominale de 1 euro chacune.

NOTE 10 - DÉTAIL DES CAPITAUX PROPRES AU 31 DÉCEMBRE 2005

(en millions d'euros)	Exercice 2005	Exercice 2004	Exercice 2003
Capital	**234,6**	**243,1**	**243,1**
Écarts de réévaluation (1)			
Immobilisations corporelles	2,6	2,6	2,6
Titres de participation	466,7	466,7	466,7
	469,3	**469,3**	**469,3**
Réserve légale	**27,8**	**27,8**	**27,8**
Réserves de plus-values à long terme (2)	**1 068,5**	**1 268,5**	**1 056,0**
Autres réserves et report à nouveau			
Autres réserves	3 679,0	3 176,5	2 176,5
Report à nouveau	597,6	571,3	479,4
Résultat de l'exercice	**905,0**	**1 031,6**	**1 629,8**
Provisions réglementées	**0,7**	**0,7**	**0,9**
Total	**6 982,5**	**6 788,8**	**6 082,8**

(1) Réévaluation légale de 1976.

(2) La loi de finances rectificative n° 2004-1485 du 30 décembre 2004 a décidé le transfert obligatoire avant le 31 décembre 2005, de la réserve spéciale des plus-values à long terme à un compte de réserve ordinaire, à concurrence d'un montant maximal de 200 millions d'euros ; ceci en exonération des compléments d'impôt, sous réserve du paiement d'une taxe libératoire de 2,5 %. Cette taxe a été constatée dans les comptes de l'exercice 2004 sur le poste report à nouveau, pour un montant de 5 millions d'euros.

NOTE 11 - TITRES SUBORDONNÉS À DURÉE INDÉTERMINÉE

Dans le cadre de l'extinction par délégation parfaite de dettes envers le Crédit National s'élevant à 263,3 millions d'euros le 27 février 1989, la société Peugeot S.A. a émis des titres subordonnés à durée indéterminée du même montant. Après une première période d'intérêts calculés jusqu'au 6 décembre 1992 au taux fixe de 8,501 %, ces titres ont produit un intérêt à taux variable basé sur le PIBOR plus 0,001 % entre le 7 décembre 1992 et le 26 février 1997, date d'échéance de l'opération.

La technique financière mise en oeuvre a entraîné un reversement initial effectif de 135,1 millions d'euros, qui a été déduit de la valeur nominale des titres dans le bilan. La valeur portée au bilan a été ensuite amortie chaque année de la fraction non déductible des intérêts servis, inhérente au reversement initial. Ces amortissements cumulés de 1989 à 1997 se sont élevés à 81 millions d'euros. Les titres figurent ainsi pour une valeur de 47,2 millions d'euros au bilan du 31 décembre 2005 et sont considérés comme des autres fonds propres.

NOTE 12 - PROVISION POUR ÉCONOMIE D'IMPÔT À REVERSER

Une provision pour impôt à reverser figure au bilan arrêté au 31 décembre 2005, pour un montant de 327,7 millions d'euros. Cette provision a pour origine les économies d'impôt provenant de l'utilisation, par la société Peugeot S.A., des déficits fiscaux de ses filiales intégrées. Cette provision sera reprise dans les années à venir, au fur et à mesure que les filiales intégrées, à l'origine des déficits utilisés au niveau du groupe, redeviendront bénéficiaires.

NOTE 13 - EMPRUNT OBLIGATAIRE INDEXÉ

En mai 1998, la société Peugeot S.A. a procédé à l'émission d'un emprunt obligataire indexé sur le cours de bourse de l'action Peugeot S.A.

Cet emprunt d'un montant de 68,6 millions d'euros est représenté par 45 000 obligations d'une valeur nominale de 1 524,49 euros.

Ces obligations, zéro coupon, viennent à échéance le 18 mai 2006. Leur remboursement in fine, indexé sur le cours de bourse de l'action Peugeot S.A., est plafonné à 231 % du nominal, le capital étant garanti.

Des swaps ont été mis en place pour couvrir le risque lié à l'indexation. Après swaps, la charge d'intérêts est calculée sur la base de l'EONIA.

NOTE 14 - ÉCHÉANCES DES CRÉANCES ET DES DETTES AU 31 DÉCEMBRE 2005

État des créances (en millions d'euros)	Montants bruts	À moins d'un an	À plus d'un an
Créances rattachées à des participations	33,0	33,0	-
Prêts	1,6	-	1,6
Actif immobilisé	**34,6**	**33,0**	**1,6**
Impôt sur les sociétés	87,2	86,3	0,9
Groupe et associés	86,7	86,3	0,4
Placements de trésorerie	1 763,1	1 763,1	-
Autres	2,8	2,8	-
Actif circulant	**1 939,8**	**1 938,5**	**1,3**
Total	**1 974,4**	**1 971,5**	**2,9**

État des dettes (en millions d'euros)	Montants bruts	À moins d'un an	À plus d'un an
Emprunts obligataires	68,6	68,6	-
Autres	11,6	10,2	1,4
Emprunts et dettes assimilées	**80,2**	**78,8**	**1,4**
Dettes d'exploitation	**38,0**	**35,1**	**2,9**
Groupe et associés	21,1	21,1	-
Autres	7,2	7,2	-
Dettes diverses	**28,3**	**28,3**	**-**
Total	**146,5**	**142,2**	**4,3**

Il n'y a pas de dettes dont l'échéance est à plus de 5 ans.

NOTE 15 - PRODUITS À RECEVOIR ET CHARGES À PAYER

Montants des produits à recevoir et charges à payer inclus dans les postes suivants du bilan :

(en millions d'euros)	31/12/2005	31/12/2004	31/12/2003
Produits à recevoir			
Autres créances	1,7	27,0	15,7
Valeurs mobilières de placement	0,3	0,4	0,6
Placements de trésorerie	3,4	2,3	1,5
Total	**5,4**	**29,7**	**17,8**

(en millions d'euros)	31/12/2005	31/12/2004	31/12/2003
Charges à payer			
Fournisseurs	1,3	1,5	3,2
Dettes fiscales et sociales	21,5	17,5	15,0
Autres dettes	5,5	1,3	1,8
Total	**28,3**	**20,3**	**20,0**

NOTE 16 - ÉLÉMENTS CONCERNANT LES ENTREPRISES LIÉES ET LES PARTICIPATIONS AU 31 DÉCEMBRE 2005

(en millions d'euros)	Montants concernant des entreprises liées [1]
Postes du bilan	
Actif	
Participations	5 386,2
Créances rattachées à des participations	33,0
Autres créances	87,0
Placements de trésorerie	1 763,1
Passif	
Emprunts et dettes financières	9,6
Dettes fournisseurs et comptes rattachés	1,0
Autres dettes	21,8
Postes du compte de résultat	
Charges financières	9,6
Produits de participation	825,0
Autres produits financiers	34,2

(1) Entreprises entrant dans le périmètre de consolidation du groupe PSA PEUGEOT CITROËN, y compris les sociétés mises en équivalence.

Ces postes ne comprennent aucun montant significatif concernant des entreprises avec lesquelles la société a un lien de participation.

NOTE 17 - DÉTAIL DES PRODUITS ET CHARGES D'EXPLOITATION

(en millions d'euros)	2005	2004	2003
Production vendue, services	96,3	93,7	101,9
Autres produits	0,2	0,3	0,1
Transferts de charges	0,5	0,5	1,0
Produits d'exploitation	**97,0**	**94,5**	**103,0**
Autres achats et charges externes	(29,4)	(40,7)	(19,4)
Impôts, taxes et versements assimilés	(4,7)	(4,3)	(4,4)
Salaires et traitements	(43,7)	(41,1)	(36,2)
Charges sociales	(18,9)	(17,5)	(17,4)
Autres charges	(1,2)	(1,1)	(1,1)
Charges d'exploitation	**(97,9)**	**(104,7)**	**(78,5)**
Résultat d'exploitation	**(0,9)**	**(10,2)**	**24,5**

NOTE 18 - CHIFFRE D'AFFAIRES

Le chiffre d'affaires de l'exercice se répartit comme suit :

A. PAR SECTEURS D'ACTIVITÉ

(en millions d'euros)	2005	2004	2003
Prestations de services	91,6	89,3	97,2
Loyers immobiliers	4,7	4,4	4,7
Total	**96,3**	**93,7**	**101,9**

Les prestations de services sont composées essentiellement d'une participation aux frais d'études, de gestion et de fonctionnement du groupe facturée par la société mère à ses filiales.

B. PAR MARCHÉS GÉOGRAPHIQUES

La quasi-totalité du chiffre d'affaires est réalisée en France.

NOTE 19 - IMPÔT SUR LES SOCIÉTÉS

Le régime fiscal de groupe (cf. note n° 1.I) aboutit à l'effet suivant sur le poste d'impôt sur les bénéfices :

(en millions d'euros)	2005	2004	2003
Impôts dus à Peugeot S.A. par les filiales intégrées bénéficiaires	130,3	123,9	256,0
Retour économie d'impôt, antérieurement versée par Peugeot S.A., par les filiales intégrées bénéficiaires	32,7	31,3	23,8
Effet d'impôt groupe estimé de l'exercice	(3,0)	(123,4)	(233,7)
Régularisation sur charge d'impôt d'exercices antérieurs	3,8	37,0	(0,5)
Variation de la provision pour économie d'impôt à reverser (cf. note n° 12)	(99,2)	43,5	(3,4)
Variation de la provision pour risques fiscaux	(0,1)	(8,7)	1,1
Effet net d'impôt	**64,5**	**103,6**	**43,3**

NOTE 20 - ENGAGEMENTS FINANCIERS

Opérations courantes

(en millions d'euros)	31/12/2005	31/12/2004	31/12/2003
Engagements reçus			
Crédit syndiqué [1]	2 400,0	2 400,0	2 400,0
Caution bancaire	73,1	-	-
Total	**2 473,1**	**2 400,0**	**2 400,0**
Engagements donnés			
Avals et cautions accordés en garantie d'emprunts contractés par :			
- Filiales de Peugeot S.A.	2 837,6	2 819,1	2 718,6
- Autres entreprises	51,0	125,6	140,8
Total	**2 888,6**	**2 944,7**	**2 859,4**
Engagements réciproques			
Opérations de couverture de change des :			
- Créances diverses	-	5,6	2,9
Opérations de gestion de risque de taux :			
- Échanges de conditions d'intérêts	137,2	137,2	137,2
Total	**137,2**	**142,8**	**140,1**
Ces engagements concernent les filiales et autres entreprises liées pour :			
- Engagements reçus	73,1	-	-
- Engagements donnés	2 837,6	2 819,1	2 718,6
- Engagements réciproques	68,6	74,2	71,5

(1) Le crédit syndiqué de 2 400 millions d'euros à échéance de mars 2006 a été renouvelé par anticipation en 2005 pour une durée de 6 ans. Il n'a pas été utilisé au cours de l'exercice.

NOTE 21 - ENGAGEMENTS DE RETRAITE

Les salariés de la société Peugeot S.A. bénéficient de compléments de retraite qui sont versés annuellement aux retraités, ou d'indemnités de départ à la retraite qui sont versées en une fois au moment du départ à la retraite. La société offre ces avantages à travers, soit des régimes à cotisations définies, soit des régimes à prestations définies.

Les régimes à prestations définies encore en vigueur concernent les indemnités de départ en retraite prévues par la convention collective et le régime de retraites complémentaires des ingénieurs et cadres pour la partie non externalisée en 2002, qui garantit un niveau de retraites tous régimes confondus égal au maximum à 60 % des derniers salaires. Les membres des organes de direction, ayant occupé pendant au moins cinq ans des fonctions de membres du Directoire ou du comité exécutif ou de l'état-major, bénéficient également d'un régime de retraite supplémentaire, à condition d'achever leur carrière au sein de l'entreprise. Ce régime garantit un niveau de retraite, tous régimes confondus (régimes légaux et complémentaires) égal à 50 % du salaire de référence déterminé sur la base des trois meilleures années au cours des cinq dernières années d'activité, avec droit à réversion au profit du conjoint.

Au 31 décembre 2005, la valeur actuelle des prestations pour services rendus s'élève à 75 millions d'euros et comprend les engagements pris vis à vis des membres des organes de direction à hauteur de 21,5 millions d'euros.
Ces montants n'ont pas fait l'objet de provisions et sont couverts à hauteur de 69,8 millions d'euros par des versements dans des fonds externes.

NOTE 22 - SITUATION FISCALE LATENTE

Les décalages dans le temps entre le régime fiscal et le traitement comptable des produits et charges se traduisent par un produit latent d'impôt différé de 3 millions d'euros au 31 décembre 2005.

Par ailleurs, les moins-values à long terme dégagées par Peugeot S.A. ont été utilisées dans le cadre du régime de l'intégration fiscale.

NOTE 23 - RÉMUNÉRATIONS DES DIRIGEANTS

(en millions d'euros)	2005	2004	2003
Montants des rémunérations allouées au titre de l'année :			
- aux organes de Direction	8,4	8,2	7,3
- aux membres du Conseil de Surveillance	0,8	0,8	0,7
Total	**9,2**	**9,0**	**8,0**

Les organes de Direction du groupe sont le Directoire, le comité exécutif et l'état-major.

À la clôture, les options d'actions de la société Peugeot S.A. attribuées lors des plans consentis depuis 1999, détenues par les membres des organes de Direction, sont de :

(en nombre d'options)	2005	2004	2003
Options d'achat d'actions	2 144 000	1 764 500	1 373 600

Les membres des organes de Direction de la société bénéficient du régime de retraite supplémentaire décrit à la note nº 21. Les coûts des services rendus au cours de l'exercice 2005 s'élèvent à 1,2 million d'euros.

NOTE 24 - EFFECTIF MOYEN

L'effectif moyen de l'entreprise évolue ainsi :

	2005	2004	2003
Cadres	385	394	391
ETAM	95	101	103
Total	**480**	**495**	**494**

NOTE 25 - DROIT INDIVIDUEL À LA FORMATION

Conformément aux dispositions de la loi n° 2004-391 du 4 mai 2004 relative à la formation professionnelle, la société Peugeot S.A. accorde à ses salariés un droit individuel d'une durée de 20 heures minimum par année civile cumulable sur une durée maximale de 6 ans. Au terme de ce délai et à défaut de leur utilisation, l'ensemble des droits restera plafonné à 120 heures.

Aucune charge n'a été comptabilisée dans l'exercice 2005, en application de l'avis n° 2004-F du 13 octobre 2004 du comité d'urgence du Conseil National de la Comptabilité.

Au 31 décembre, les droits acquis par les salariés et non utilisés s'élèvent à 17 530 heures. Aucun droit n' a été utilisé.

NOTE 26 - ÉVÉNEMENT POSTERIEUR À LA CLÔTURE

Aucun événement pouvant avoir une influence significative sur les comptes de l'exercice 2006 n'est intervenu depuis

RÉSULTATS FINANCIERS DE LA SOCIÉTÉ AU COURS DES CINQ DERNIERS EXERCICES

(Articles D-133, D-135 et D-148 du décret du 23 mars 1967)

(en euros)	2005	2004	2003	2002	2001
Situation financière en fin d'exercice					
Capital social (1)	234 618 266	243 109 146	243 109 146	259 109 146	259 109 146
Nombre d'actions émises	234 618 266	243 109 146	243 109 146	259 109 146	259 109 146
Résultat global des opérations de l'exercice					
Produits des activités courantes hors taxes	957 902 589	1 091 639 443	1 628 329 848	1 371 743 105	1 301 076 844
Résultat avant impôts, participation des salariés, amortissements et provisions	818 698 967	949 166 548	1 546 820 513	1 191 750 093	1 408 880 735
Participation des salariés (charge de l'exercice)	-	-	433 473	(1 312 818)	(2 579 763)
Impôts sur les bénéfices (2)	64 458 584	103 617 707	43 350 875	119 131 622	(58 014 158)
Résultat après impôts, participation des salariés, amortissements et provisions	904 989 653	1 031 594 676	1 629 889 076	1 189 952 655	1 373 101 164
Dividendes	316 734 659	328 197 347	328 197 347	349 797 347	297 975 518
Résultat des opérations réduit à une seule action (3)					
Résultat après impôts, participation des salariés, mais avant amortissements et provisions	3,76	4,33	6,54	5,05	5,20
Résultat après impôts, participation des salariés, amortissements et provisions	3,86	4,24	6,70	4,59	5,30
Dividende attribué à chaque action :					
- dividende net distribué	1,35	1,35	1,35	1,35	1,15
- impôt déjà payé au Trésor (avoir fiscal) (4)	-	-	0,675	0,675	0,58
Revenu global (3)	-	-	2,025	2,025	1,73
Personnel					
Effectif moyen des salariés	480	495	494	840	919
Montant de la masse salariale	40 292 304	38 075 578	38 400 904	54 045 246	54 028 719
Montant des sommes versées au titre des avantages sociaux (Sécurité sociale, œuvres sociales, etc.)	18 890 052	17 475 520	17 364 776	31 857 840	25 372 077

(1) Entre 2001 et 2005, les mouvements sur le capital résultent de l'annulation d'actions suite à leur rachat en bourse.

(2) Depuis le 1er janvier 1990, la société a opté pour le régime de l'intégration fiscale, articles 223 A et suivants du CGI, applicable aux filiales françaises contrôlées à plus de 95 %. Tous les mouvements d'impôt sur les bénéfices sont enregistrés sur la ligne impôts sur les bénéfices y compris les variations de provisions pour impôts.

(3) Pour mémoire, le nombre d'actions a été multiplié par six le 02 juillet 2001 par réduction de la valeur nominale de 6 euros à 1 euro.

(4) À compter des dividendes perçus en 2005, l'avoir fiscal est supprimé et remplacé par un crédit d'impôt.

I FILIALES ET PARTICIPATIONS AU 31 DÉCEMBRE 2005

(en milliers d'euros ou en milliers d'unités de monnaies nationales)

SOCIÉTÉS OU GROUPES DE SOCIÉTÉS		Capital	Réserves et report à nouveau avant affectation des résultats	Quote-part de capital détenue en %
I - Renseignements détaillés sur les titres dont la valeur brute excède 1 % du capital social				
A. Filiales (50 % au moins du capital détenu par la société)				
Peugeot Citroën Automobiles route de Gisy, 78943 Vélizy (Yvelines)		293 304	4 110 817	100,00
Faurecia 2, rue Hennape, 92000 Nanterre (Hauts-de-Seine)		169 635	384 565	71,33
Grande Armée Participations 75, avenue de la Grande-Armée, 75116 Paris		60 435	389 986	100,00
Banque PSA Finance 75, avenue de la Grande-Armée, 75116 Paris		177 408	1 216 429	74,93
Automobiles Citroën 12, rue Fructidor, 75017 Paris		16 000	79 240	99,99
Automobiles Peugeot 75, avenue de la Grande-Armée, 75116 Paris		171 285	144 780	99,99
Process Conception Ingénierie 9, avenue du Maréchal Juin, 92048 Meudon-la-Forêt (Hauts-de-Seine)		22 954	98 309	84,54
Peugeot Motocycles 103, rue du 17 Novembre, 25350 Mandeure (Doubs)		7 142	(34 878)	99,99
Gefco 77 à 81, rue des Lilas d'Espagne, 92400 Courbevoie (Hauts-de-Seine)		8 000	193 091	99,94
PSA International S.A.	CHF	5 979	200 983	-
62, quai Gustave Ador, 1207 Genève (Suisse)	EUR	3 845	129 241	99,92
Peugeot Citroën Moteurs 49, rue Noël Pons, 92000 Nanterre (Hauts-de-Seine)		880	7 930	100,00
B. Participations (10 à 50 % du capital détenu par la société)				
II - Renseignements globaux sur les autres titres dont la valeur brute n'excède pas 1 % du capital social				
A. Filiales non reprises au paragraphe I				
- Filiales françaises (ensemble)				
- Filiales étrangères (ensemble)				
B. Participations non reprises au paragraphe I				
- Dans des sociétés françaises (ensemble)				
- Dans des sociétés étrangères (ensemble)				

Valeur comptable des titres détenus		Prêts et avances consentis par la société et non encore remboursés	Montant des cautions et avals donnés par la société	Chiffre d'affaires hors taxes du dernier exercice écoulé	Bénéfice (perte) du dernier exercice clos	Dividendes encaissés par la société au cours de l'exercice	Observations
Brute	Nette						
2 606 246	2 606 039	-	306 672	63 665 167	146 463	96 147	
1 262 691	1 262 283	-	-	82 779	(415 758)	19 014	
408 923	408 923	-	-	n/s	41 362	160 765	
380 084	380 084	-	-	n/s	278 581	71 615	
257 654	257 654	-	-	7 732 794	75 854	58 625	
180 798	180 745	-	-	14 391 122	96 918	310 205	
170 304	97 898	-	-	288 655	18 919	8 800	
73 808	-	33 000	-	195 681	(32 752)	-	
32 197	32 197	-	-	1 915 594	89 978	61 960	
-	-	-	-	n/s	27 131		1 EUR = 1,5551 CHF
6 843	6 843	-	-		17 446	14 461	
4 374	4 374	-	-	56 836	4 388	10 214	
242	242	-	2 100 000			100	
2 127	2 127	-	-			35	
-	-	-	-			-	
219	219	-	-			3	

INVENTAIRE DES VALEURS MOBILIÈRES EN PORTEFEUILLE AU 31 DÉCEMBRE 2005

				(en milliers d'euros)		
		(en euros)	Sociétés	Valeur brute	Amortissements, dépréciations ou plus-values réinvesties	Valeur nette
2 666 310	actions de	110	Peugeot Citroën Automobiles	2 606 246	207	2 606 039
17 285 597	actions de	7	Faurecia	1 262 691	408	1 262 283
395 000	actions de	153	Grande Armée Participations	408 923	-	408 923
8 307 994	actions de	16	Banque PSA Finance	380 084	-	380 084
1 249 996	actions de	12,8	Automobiles Citroën	257 654	-	257 654
19 030 968	actions de	9	Automobiles Peugeot	180 798	53	180 745
192 131	actions de	101	Process Conception Ingénierie	170 304	72 406	97 898
446 358	actions de	16	Peugeot Motocycles	73 808	73 808	-
499 681	actions de	16	Gefco	32 197	-	32 197
5 974	actions de	1 000 CHF	PSA International S.A.	6 843	-	6 843
55 000	actions de	16	Peugeot Citroën Moteurs	4 374	-	4 374
89 999	actions de	15	Société Anonyme de Réassurance Luxembourgeoise	2 117	-	2 117
Actions propres				222 920	-	222 920
Titres dont la valeur d'inventaire est inférieure à 2 000 000 d'euros (montant global)				472	-	472
Total				**5 609 431**	**146 882**	**5 462 549**

Inventaire établi conformément à l'article 34-1 de la loi du 24 juillet 1966 sur les sociétés commerciales.

Les valeurs n'ayant pas une importance significative ont été inscrites pour un montant global.

10 ASSEMBLÉE GÉNÉRALE

I PRÉSENTATION DES RÉSOLUTIONS

Huit résolutions sont proposées à l'approbation de l'Assemblée Générale des actionnaires délibérant comme Assemblée Générale ordinaire et une résolution est soumise à l'Assemblée délibérant comme Assemblée Générale extraordinaire.

Les **première et deuxième résolutions** concernent l'approbation des comptes sociaux de l'exercice 2005, du rapport de gestion du Directoire, du rapport du Conseil de Surveillance, du rapport général des Commissaires aux Comptes ainsi que l'approbation des comptes consolidés.

La **troisième résolution** porte sur l'affectation du résultat de l'exercice et la mise en paiement du dividende. Les résultats consolidés enregistrés en 2005 ainsi que les perspectives pour 2006 conduisent le Directoire à proposer à l'Assemblée Générale le maintien du dividende à 1,35 euro par action, dont le paiement en espèces aura lieu le 31 mai 2006.

La distribution proposée pour l'exercice 2005 correspond, compte tenu des actions en circulation au 31 décembre 2005, à un montant total de 317 millions d'euros, soit un ratio de distribution par rapport au résultat net consolidé part du groupe de 30,8 %.

La **quatrième résolution** porte sur l'approbation du rapport spécial des Commissaires aux Comptes sur les conventions réglementées, et des opérations qui y sont mentionnées.

Le rapport décrivant ces conventions figure en page 282 du présent document de référence.

Les **cinquième et sixième résolutions** portent sur les mandats de M. Ernest-Antoine Seillière et M. Joseph F. Toot, Jr qui arrivent à échéance lors de l'Assem-blée Générale statuant sur les comptes de l'exercice 2005.

Il est proposé de procéder à leur renouvellement pour une durée de six ans, prenant fin à l'Assemblée Générale ordinaire qui statuera en 2012 sur les comptes de l'exercice 2011.

M. Ernest-Antoine Seillière, 68 ans, est Président de Wendel Investissement et membre du comité stratégique et du comité des rémunérations et des nominations du Conseil de Surveillance de PSA PEUGEOT CITROËN.

M. Joseph F. Toot, Jr , 70 ans, est ancien Chief Executive Officer de The Timken Company.

Des renseignements complémentaires concernant les fonctions exercées par les membres du Conseil de Surveillance figurent dans le chapitre 3 – Le Gouvernement de l'Entreprise – du présent Document de Référence.

La **septième résolution** propose la nomination de M. Jean-Louis Silvant, ancien membre du comité exécutif du groupe PSA PEUGEOT CITROËN, en remplacement de M. François Michelin.

La **huitième résolution** soumet à l'autorisation de l'Assemblée Générale un programme de rachat d'actions Peugeot S.A.. Cette autorisation, donnée pour une durée maximale de dix-huit mois à compter de la présente assemblée – soit jusqu'au 24 novembre 2007 – se substituerait à celle consentie par la précédente assemblée.

Cette autorisation s'appliquerait dans la limite de 23 millions d'actions, soit près de 10 % du nombre total d'actions Peugeot S.A., avec pour objectif la réduction du capital de la société, l'attribution d'options d'achat d'actions ou la remise d'actions dans le cadre d'opérations financières donnant accès au capital ; le prix maximum d'achat serait fixé à 65 euros par action.

Au cours de l'année 2005, le groupe a racheté 4 130 162 actions Peugeot S.A. à un cours moyen de 47,85 euros et a procédé, le 17 novembre 2005, à l'annulation de 8 490 880 actions représentant 3,49 % du capital à cette date. Au 31 décembre 2005, le groupe détenait 5 612 693 actions représentant 2,39 % du capital, dont 5 274 725 actions détenues en couverture des options d'achat consenties et 337 968 actions destinées à être annulées.

Le groupe utilisera cette autorisation dans le cadre qu'il a défini précédemment, c'est-à-dire d'une part en fonction des opportunités de marché et d'autre part en veillant à la maîtrise et au niveau de sa position financière nette.

Conformément aux dispositions de l'article L. 225-209 du Code de commerce et aux articles 241-1 à 242-7 du Règlement général AMF, le descriptif de ce nouveau programme sera disponible sur le site Internet www.psa-peugeot-citroen.com, rubrique Actionnaire/ Assemblée générale, ainsi que le site Internet de l'AMF www.amf-france.org .

Enfin, la **neuvième résolution** porte sur le renouvellement pour une durée expirant le 31 août 2007 de la faculté donnée au Directoire de consentir au bénéfice des salariés, dirigeants ou mandataires sociaux de la société elle-même ou de ses filiales, des options d'achat d'actions Peugeot S.A. que la société détiendrait en portefeuille. Le nombre maximum d'actions susceptibles de faire l'objet d'options serait fixé pour la période à 2 000 000, soit 0,85 % du capital, et les options pourraient être exercées pendant un délai maximum de huit ans.

Cette résolution renouvellerait dans des termes identiques l'autorisation consentie par l'Assemblée Générale extraordinaire du 26 mai 2004.

AUTORISATIONS FINANCIÈRES EN VIGUEUR

	Autorisations financières en vigueur avant l'Assemblée Générale ordinaire et extraordinaire du 24 mai 2006				
	Du	Durée	Jusqu'au	Capital maximum	Autorisation
1 - Assemblée Générale ordinaire					
Rachat d'actions	25/05/2005	18 mois	25/11/2006		Acquisition de 24 000 000 actions au plus Prix maximum d'achat : 65 €
2 - Assemblée Générale extraordinaire					
Émission de valeurs mobilières donnant accès directement ou indirectement au capital avec DPS	25/05/2005	26 mois	25/07/2007	400 millions € (1)	
Émission de valeurs mobilières donnant accès directement ou indirectement au capital sans DPS	25/05/2005	26 mois	25/07/2007	400 millions € (1)	
Options d'achat d'actions					
Annulation d'actions	25/05/2005	24 mois	25/05/2007		

DPS : Droit Préférentiel de Souscription.

(1) Les augmentations de capital qui pourront résulter de l'ensemble de ces émissions ne pourront avoir pour effet de porter le capital social à un montant supérieur à 400 000 000 euros.

Autorisations financières en vigueur après vote de l'Assemblée Générale ordinaire et extraordinaire du 24 mai 2006				
Du	Durée	Jusqu'au	Capital maximum	Autorisation
24/05/2006	18 mois	24/11/2007		Acquisition de 23 000 000 actions au plus Prix maximum d'achat : 65 €
25/05/2005	26 mois	25/07/2007	400 millions € [1]	
25/05/2005	26 mois	25/07/2007	400 millions € [1]	
24/05/2006	15 mois	31/08/2007	2 000 000 actions	
25/05/2005	24 mois	25/05/2007		10 % du capital par période de 24 mois

RÉSOLUTIONS

ASSEMBLÉE DÉLIBÉRANT COMME ASSEMBLÉE GÉNÉRALE ORDINAIRE

↗ PREMIÈRE RÉSOLUTION

Approbation du rapport de gestion et des comptes

L'Assemblée Générale, après avoir pris connaissance des comptes annuels, du rapport de gestion du Directoire sur l'exercice écoulé, du rapport du Conseil de Surveillance, du rapport général des Commissaires aux Comptes approuve dans toutes ses dispositions le rapport de gestion du Directoire.

L'Assemblée Générale approuve les comptes annuels de l'exercice 2005 qui font ressortir un bénéfice de 904 989 652,92 €.

↗ DEUXIÈME RÉSOLUTION

Approbation des comptes consolidés

L'Assemblée Générale, après avoir pris connaissance des comptes consolidés, des commentaires du Directoire ainsi que du rapport des Commissaires aux Comptes sur les comptes consolidés, approuve les comptes consolidés de l'exercice 2005, tels qu'ils viennent de lui être présentés.

↗ TROISIÈME RÉSOLUTION

Affectation du résultat

L'Assemblée Générale constate que le bénéfice distribuable, constitué par le bénéfice de l'exercice de 904 989 652,92 € majoré du report à nouveau bénéficiaire de l'exercice précédent d'un montant de 597 606 604,94 €, s'élève à la somme de 1 502 596 257,86 €.

Elle décide d'affecter comme suit ce bénéfice distribuable :

- aux actions	316 734 659,10 €
- aux autres réserves	500 000 000,00 €
- au report à nouveau	685 861 598,76 €

Le dividende de 1,35 € par action, éligible en totalité à l'abattement de 40 % visé à l'article 158, 3-2 à 4 du C.G.I pour ceux des actionnaires pouvant en bénéficier sera mis au paiement le 31 mai 2006.

L'Assemblée Générale prend note qu'au titre des exercices 2002, 2003 et 2004 les dividendes ont été les suivants :

Exercice	Nombre d'actions rémunérées	Dividende net
2002	240 820 430 actions de 1 €	1,35 €
2003	237 437 862 actions de 1 €	1,35 €
2004	229 803 390 actions de 1 €	1,35 €

↗ QUATRIÈME RÉSOLUTION

Approbation du rapport spécial des Commissaires aux Comptes sur les conventions réglementées

L'Assemblée Générale, après avoir entendu la lecture du rapport spécial présenté par les Commissaires aux Comptes sur les conventions réglementées, approuve ce rapport et les opérations qui y sont mentionnées.

↗ CINQUIÈME RÉSOLUTION

Renouvellement du mandat d'un membre du Conseil de Surveillance

L'Assemblée Générale décide de renouveler le mandat de membre du Conseil de Surveillance de M. Ernest-Antoine Seillière pour une durée de six ans, soit jusqu'à l'Assemblée Générale ordinaire qui statuera en 2012 sur les comptes de l'exercice 2011.

↗ SIXIÈME RÉSOLUTION

Renouvellement du mandat d'un membre du Conseil de Surveillance

L'Assemblée Générale décide de renouveler le mandat de membre du Conseil de Surveillance de M. Joseph Frederick Toot, Jr pour une durée de six ans, soit jusqu'à l'Assemblée Générale ordinaire qui statuera en 2012 sur les comptes de l'exercice 2011.

↗ SEPTIÈME RÉSOLUTION

Nomination d'un membre du Conseil de Surveillance

L'Assemblée Générale décide de nommer M. Jean-Louis Silvant membre du Conseil de Surveillance pour une durée de six ans, soit jusqu'à l'Assemblée Générale ordinaire qui statuera en 2012 sur les comptes de l'exercice 2011, en remplacement de M. François Michelin, dont le mandat prend fin à la date de l'Assemblée.

↗ HUITIÈME RÉSOLUTION

Autorisation d'un programme de rachat d'actions

L'Assemblée Générale, après avoir pris connaissance du rapport du Directoire, autorise le Directoire à acquérir des actions de la société en vue soit de réduire le capital de la société, soit de l'attribution d'actions à des salariés, dirigeants ou mandataires sociaux de la société ou de sociétés ou de groupements qui lui sont liés lors de l'exercice d'options d'achat d'actions, soit de la remise d'actions dans le cadre d'opérations financières donnant accès au capital. L'acquisition de ces actions pourra être effectuée par tous moyens et à toute époque, sur le marché ou hors marché, y compris par l'utilisation de tous instruments financiers dérivés, négociés sur un marché réglementé ou de gré à gré et notamment par toutes options d'achat.

Le prix maximum d'achat est fixé à 65 € par action. Si tout ou partie des actions acquises dans ces conditions était utilisé pour consentir des options d'achat d'actions, en application des articles L. 225-179 et suivants du Code de commerce, le prix de vente serait alors déterminé conformément aux dispositions légales relatives aux options d'achat.

Le Directoire pourra acquérir au maximum 23 000 000 actions en vertu de la présente autorisation qui lui est donnée pour une durée de dix-huit mois à compter du 24 mai 2006 et qui se substitue, à compter de la présente assemblée, à l'autorisation conférée par l'Assemblée Générale du 25 mai 2005.

ASSEMBLÉE DÉLIBÉRANT COMME ASSEMBLÉE GÉNÉRALE EXTRAORDINAIRE

↗ NEUVIÈME RÉSOLUTION

Options d'achat d'actions

L'Assemblée Générale, après avoir pris connaissance du rapport du Directoire, du rapport du Conseil de Surveillance, autorise le Directoire à consentir, en une ou plusieurs fois, au bénéfice de salariés, de dirigeants ou mandataires sociaux de la société Peugeot S.A., ou de sociétés ou groupements qui lui sont liés, des options donnant droit à l'achat d'actions Peugeot S.A. provenant d'un rachat effectué par la société elle-même.

Le Directoire utilisera cette autorisation dans les conditions, notamment de prix, prévues par la législation en vigueur.

Le nombre d'actions susceptibles d'être achetées ne pourra pas dépasser 2 000 000 actions.

L'Assemblée Générale fixe à huit ans le délai maximum pendant lequel les options peuvent être exercées.

L'Assemblée Générale confère au Directoire les pouvoirs les plus larges pour la réalisation de la présente autorisation, notamment fixer le montant maximum des options pouvant être attribuées à un même bénéficiaire, déterminer les conditions d'attribution des options, procéder aux ajustements nécessaires en cas de réalisation d'opérations financières postérieurement à l'attribution des options.

La présente autorisation est valable jusqu'au 31 août 2007.




11 LE CAPITAL ET LA BOURSE

I PSA PEUGEOT CITROËN ET SES ACTIONNAIRES

SUIVRE L'ACTUALITÉ DU GROUPE

PSA PEUGEOT CITROËN s'est donné pour objectif d'informer régulièrement et clairement l'ensemble de ses actionnaires, français et étrangers, individuels et institutionnels. Le groupe s'attache à améliorer en permanence l'efficacité de sa communication financière, qu'il s'agisse des différentes sources d'information mises à la disposition des actionnaires ou des relations directes lors des rencontres et événements organisés à cet effet, en conformité avec les meilleures pratiques des marchés et les recommandations des autorités boursières.

Un ensemble de publications est dédié à tous les actionnaires du groupe :

- le rapport annuel, édité en versions française et anglaise, présente l'essentiel du groupe et de son activité, avec des chiffres clés sur plusieurs années et les principales données financières,
- le *document de référence, déposé auprès de l'Autorité des* Marchés Financiers et édité en versions française et anglaise, présente le détail de l'ensemble des comptes consolidés et leur analyse, l'activité des différentes divisions, les résolutions votées par l'Assemblée Générale et toutes les informations juridiques sur la société,
- le rapport semestriel, également édité en versions française et anglaise, est disponible dès la publication des comptes semestriels fin juillet,
- les communiqués de presse et avis financiers sont publiés sur le site Internet,
- les lettres à nos actionnaires éditées à l'occasion de la publication des comptes annuels, de l'Assemblée Générale et des résultats semestriels sont personnellement adressées aux détenteurs de titres au nominatif, aux détenteurs de plus de 10 actions au porteur auprès d'un intermédiaire financier français au 31 décembre, aux actionnaires salariés ou sur demande,
- le guide de l'actionnaire apporte les réponses aux principales questions concernant les droits de l'actionnaire et la gestion des titres Peugeot S.A.

L'ensemble de ces publications est disponible sur le site Internet du groupe, **www.psa-peugeot-citroen.com**, qui permet par ailleurs de consulter en temps réel le cours de bourse de l'action Peugeot S.A.

Le site www.developpement-durable.psa.fr permet de suivre

Afin de maintenir un véritable dialogue, PSA PEUGEOT CITROËN multiplie les occasions de rencontres avec ses actionnaires et l'ensemble de la communauté financière. Trois grands rendez-vous sont pris à l'occasion de la publication des résultats annuels et semestriels ainsi que pour l'Assemblée Générale.

Par ailleurs, le groupe convie régulièrement les investisseurs institutionnels à des réunions en Europe, aux États-Unis et en Asie, à des visites de sites et propose aux analystes financiers des réunions thématiques pour leur permettre de mieux comprendre la réalité opérationnelle du groupe. PSA PEUGEOT CITROËN participe aussi aux présentations sectorielles des institutions financières actives sur les marchés de capitaux.

Le groupe offre également de nombreuses occasions de rencontres à ses actionnaires individuels au travers de présentations en province, de visites d'usines ou bien lors du Salon Actionaria. Les actionnaires individuels peuvent poser leurs questions à l'équipe de communication financière par e-mail : communication.financiere@psa.fr ou bien en appelant le numéro Azur :

Relations actionnaires
N° Azur 0 810 424 091
(Coût d'un appel local)

Tout actionnaire qui souhaiterait recevoir régulièrement les informations financières du groupe PSA PEUGEOT CITROËN peut se faire inscrire au siège de la société :
Peugeot S.A. – Communication financière
75, avenue de la Grande-Armée – 75116 Paris
E-mail : communication.financiere@psa.fr
Numéro Azur :

Relations actionnaires
N° Azur 0 810 424 091
(Coût d'un appel local)

AGENDA

27 avril 2006 :	Chiffre d'affaires au 31 mars 2006
24 mai 2006 :	Assemblée Générale
31 mai 2006 :	Paiement du dividende 2005
26 juillet 2006 :	Résultats du 1er semestre 2006
26 octobre 2006 :	Chiffre d'affaires au 30 septembre 2006
7 février 2007 :	Résultats annuels 2006

↗ FICHE SIGNALÉTIQUE DE L'ACTION PEUGEOT S.A.

Code valeur ISIN	FR0000121501
Places de cotation	Négociation en continu sur l'Eurolist – compartiment A de la Bourse d'Euronext Paris. Autres places de négociation du titre : - Europe : coté à la Bourse de Bruxelles et sur le marché SEAQ International à Londres ; - USA : négociation sous forme d'ADR (American Depositary Receipts), un ADR représentant une action.
Présence dans les principaux indices	CAC 40, SBF 120, SBF 250, Euronext 100, DJ Euro Stoxx Auto (sectoriel), ASPI (Développement durable), FTSE4Good (Développement durable)
Éligibilité de l'action	SRD (Service de Règlement Différé) et PEA (Plan d'Epargne en Actions)
Valeur nominale	1 euro
Nombre d'actions en circulation au 31 décembre 2005	234 618 266
Cours au 31 décembre 2005	48,70 euros
Capitalisation boursière au 31 décembre 2005	11,43 milliards d'euros
Poids dans l'indice CAC 40 au 31 décembre 2005	0,97 %

L'ÉVOLUTION DU COURS DE BOURSE

En 2005, le cours de l'action Peugeot S.A. s'est apprécié de 4,28 % ; il s'établit à 48,70 euros au 31 décembre 2005. Cette évolution se compare sur la même période à une hausse de 23,4 % de l'indice CAC 40 et de 19,9 % pour le DJ Euro Stoxx Auto.

Sur une période de cinq ans, l'action Peugeot S.A. progresse de 20,6 % à comparer à une baisse de 20,4 % de l'indice CAC 40 et à une hausse de 4,32 % du DJ Euro Stoxx Auto.

Action Peugeot S.A., CAC 40 et DJ Euro Stoxx Automobile sur cinq ans (base 100)


160
140
120
100
80
60
40
20
0
J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M
2001
2002
2003
2004
2005
2006
Action Peugeot S.A.
CAC 40
DJ Euro Stoxx Auto

Cours de bourse et volumes de transactions de l'action Peugeot S.A. sur cinq ans

	2001	2002	2003	2004	2005
Nombre d'actions en circulation au 31 décembre	259 109 146	259 109 146	243 109 146	243 109 146	234 618 266
Plus haut (en euros)	58,27	60,80	43,85	52,70	57,95
Plus bas (en euros)	35,40	32,20	33,53	36,93	45,20
Cours au 31 décembre (en euros)	47,75	38,86	40,40	46,70	48,70
Capitalisation boursière au 31 décembre (en milliards d'euros)	12,37	10,07	9,82	11,35	11,43
Volume moyen quotidien	1 390 484	1 320 196	1 442 174	1 325 810	1 093 731

PARTICIPER AUX PERFORMANCES

La distribution proposée pour l'exercice 2005 et soumise à l'approbation de l'Assemblée Générale du 24 mai 2006, correspond, compte tenu des actions en circulation au 31 décembre 2005, à un montant de 317 millions d'euros, soit un taux de distribution par rapport au résultat net consolidé part du groupe de 30,8 %.

Chaque année le groupe PSA PEUGEOT CITROËN verse le dividende sept jours après le vote en Assemblée Générale soit, au titre de l'exercice 2005, le 31 mai 2006.

	2001	2002	2003	2004	2005
Dividende par action					
Net	1,15	1,35	1,35	1,35	1,35 *
Avoir fiscal	0,58	0,675	0,675	– **	– **
Global	1,73	2,025	2,025	– **	– **
Taux de distribution	17,6 %	20,7 %	21,9 %	24,2 %	30,8 %

** Sous réserve d'approbation par l'Assemblée Générale du 24 mai 2006.*

*** À compter des dividendes perçus en 2005, l'avoir fiscal est supprimé et remplacé, dans certaines conditions, par un crédit d'impôt.*

L'ÉVOLUTION ET LE CONTRÔLE DU CAPITAL

Au 31 décembre 2005, le capital de la société s'élève à 234 618 266 euros, représenté par 234 618 266 actions de nominal 1 euro chacune.

Les participations des principaux actionnaires identifiés de la société sont détaillées dans le tableau « Contrôle du capital » qui figure en page 267 du présent document de référence.

Mis à part l'effet mécanique sur la répartition du capital et sur les droits de vote des rachats d'actions propres suivis d'une annulation de 8 490 880 actions, l'année 2005 a vu la participation du groupe Société Générale passer de 2,19 % à 1,41 %.

Répartition du capital au 31 décembre 2005


Groupe familial Peugeot 30,22 %
Autres 58,48 %
Michelin 1,20 %
Société Générale 1,41 %
Caisse des Dépôts 2,64 %
BNP Paribas 1,13 %
Autocontrôle 2,39 %
FCP du personnel 2,53 %

Répartition des droits de vote au 31 décembre 2005


Groupe familial Peugeot 45,06 %
Autres 45,93 %
Michelin 1,89 %
Société Générale 1,31 %
Caisse des Dépôts 2,07 %
FCP du personnel 1,98 %
BNP Paribas 1,76 %

Événements postérieurs au 31 décembre 2005

Le 3 mars 2006, le groupe Michelin a annoncé avoir cédé le solde des titres Peugeot S.A. qu'il détenait, soit 2 826 000 titres représentant 1,20 % du capital.

Le 6 mars 2006, Wellington Management Company a déclaré auprès de l'AMF et de Peugeot S.A. avoir franchi en hausse le seuil de 5 % du capital et détenir 5,05 % des titres du groupe à la date du 21 février 2006.

Le 9 mars 2006, Franklin Resources Inc. a notifié à Peugeot S.A. avoir franchi en hausse le seuil statutaire de 2 % du capital et détenir à cette date 2,0299 % du capital.

RACHATS ET ANNULATION D'ACTIONS

Le groupe considère que le rachat de ses actions constitue une opportunité attractive d'investissement pour lui-même et pour ses actionnaires, tant que le cours ne reflète pas ses objectifs. Entre 1999 et 2005, le groupe a mené des programmes de rachats d'actions avec pour objectif la réduction du capital de la société, l'attribution d'options d'achat d'actions ou la remise d'actions dans le cadre d'opérations financières donnant accès au capital. Les résultats récurrents générés par les activités du groupe et les liquidités disponibles lui ont permis de mener ces opérations en parallèle avec son programme d'investissements. Au cours de l'année 2005, le groupe a racheté 4 130 162 actions, soit 198 millions d'euros. Une annulation de 8 490 880 actions, soit 3,49 % du capital, a été effectuée le 17 novembre 2005. Le capital se compose désormais de 234 618 266 actions et le groupe en détient 5 612 693 au 31 décembre 2005, soit 2,39 % du capital, dont 5 274 725 au titre des options et 337 968 ayant vocation à être annulées.

RENSEIGNEMENTS CONCERNANT LE CAPITAL

Capital

Le capital s'élève au 31 décembre 2005 à 234 618 266 euros, divisé en 234 618 266 actions de nominal 1 euro, entièrement libérées et toutes de même catégorie. Les actions sont nominatives ou au porteur suivant le choix de l'actionnaire.

Conditions statutaires spécifiques concernant les modifications du capital et des droits sociaux

Néant.

Autorisation de rachat d'actions de la société

Le Directoire soumet à l'Assemblée Générale du 24 mai 2006 un programme de rachat d'actions en vue :

- soit de réduire le capital de la société ;
- soit de l'attribution d'actions à des salariés, dirigeants ou mandataires sociaux de la société ou de sociétés ou groupements qui lui sont liés lors de l'exercice d'options d'achat d'actions ;
- soit de la remise d'actions dans le cadre d'opérations financières donnant accès au capital.

L'autorisation donnée pour une période de 18 mois, porte sur un nombre maximum de 23 000 000 actions, avec un prix maximum d'achat fixé à 65 euros.

Conformément aux dispositions de l'article L. 225-209 du Code de commerce et aux articles 241-1 à 242-7 du Règlement général AMF, le descriptif de ce nouveau programme fera l'objet d'une publication sur le site internet www.psa-peugeot-citroën.com, rubrique Actionnaire / Assemblée générale, ainsi que sur le site internet de l'AMF www.amf-france.org.

Titres non représentatifs de capital

Néant.

Titres donnant accès au capital Options d'achat réservées au personnel

Des options d'achat d'actions ont été attribuées à des cadres dirigeants et supérieurs du groupe en 2005 et au cours des années passées.

Le nombre d'options non encore exercées s'élevait à 5 274 725 au 31 décembre 2005.

Plans d'options d'achat en vigueur au 31 décembre 2005

Date de réunion du Directoire	Nombre total d'actions pouvant être obtenues (dont attribuées aux organes de direction) (1)	Nombre de bénéficiaires membres des organes de direction (1)	Point de départ de l'exercice des options	Date d'expiration des options	Prix d'achat	Nombre d'options exercées au cours de l'exercice 2005	Nombre d'options restant à exercer au 31/12/2005
31 mars 1999	462 900 183 000	14	31/03/2001	30/03/2007	20,83 €	128 168	144 247
5 octobre 2000	709 200 237 000	13	05/10/2002	04/10/2008	35,45 €	119 160	561 978
20 novembre 2001	798 600 330 000	13	20/11/2004	19/11/2008	46,86 €	6 700	776 900
20 août 2002	860 100 335 000	13	21/08/2005	20/08/2009	46,28 €	1 000	851 100
21 août 2003	996 500 396 000	13	21/08/2006	20/08/2011	39,09 €	0	992 500
24 août 2004	1 004 000 435 000	13	24/08/2007	23/08/2012	47,59 €	0	995 000
23 août 2005	953 000 435 000	13	24/08/2009	23/08/2013	52,37 €	0	953 000

(1) Les organes de direction sont constitués du Directoire, du comité exécutif et de l'état-major.

Évolution du capital

(en nombre d'actions ajusté de la division du nominal)	2005	2004	2003	2002	2001
Nombre d'actions au début de l'exercice	243 109 146	243 109 146	259 109 146	259 109 146	278 223 630
• Levées d'options de souscription d'actions	-	-	-	-	-
• Conversions d'obligations	-	-	-	-	4 335 516
• Annulation de titres	(8 490 880)	-	(16 000 000)	-	(23 450 000)
Nombre d'actions en fin d'exercice	234 618 266	243 109 146	243 109 146	259 109 146	259 109 146
Droits de vote en fin d'exercice	299 814 508	303 857 079	308 888 782	313 211 826	330 352 845

(en euros)	2005	2004	2003	2002	2001
Capital au début de l'exercice	243 109 146	243 109 146	259 109 146	259 109 146	278 223 630
• Levées d'options de souscription d'actions	-	-	-	-	-
• Conversions d'obligations	-	-	-	-	4 335 516
• Annulation de titres	(8 490 880)	-	(16 000 000)	-	(23 450 000)
Capital en fin d'exercice	234 618 266	243 109 146	243 109 146	259 109 146	259 109 146

Capital potentiel

Au 31 décembre 2005, il n'existe pas de forme de capital potentiel.

Identification des actionnaires (article 7 des statuts)

La société est en droit de demander l'identification des détenteurs des titres conférant immédiatement ou à terme le droit de vote dans ses propres assemblées, ainsi que les quantités détenues, le tout dans les conditions prévues par la législation en vigueur.

Contrôle du capital

Au 31 décembre 2005, le capital est réparti entre 83 560 011 actions nominatives détenues par 609 actionnaires et 151 058 255 actions au porteur.

	31 décembre 2005			31 décembre 2004			31 décembre 2003		
Principaux actionnaires identifiés [1]	Nombre d'actions	% du capital	% des droits de vote	Nombre d'actions	% du capital	% des droits de vote	Nombre d'actions	% du capital	% des droits de vote
Établissements Peugeot Frères	6 923 760	2,95	4,62	6 923 760	2,85	4,56	6 923 760	2,85	4,48
La Française de Participations Financières (LFPF)	12 156 000	5,18	6,82	12 156 000	5,00	7,23	12 156 000	5,00	7,11
Foncière, Financière et de Participations (FFP)	51 792 738	22,08	33,60	51 792 738	21,3	32,05	51 792 738	21,3	31,53
Comtoise de Participation	36 000	0,02	0,02	36 000	0,01	0,02	36 000	0,01	0,02
Groupe familial Peugeot	70 908 498	30,22	45,06	70 908 498	29,17	43,86	70 908 498	29,17	43,14
Groupe Michelin	2 826 000	1,20	1,89	2 826 000	1,16	1,86	2 826 000	1,16	1,83
Groupe Société Générale (yc trading)	3 296 817	1,41	1,31	5 309 926	2,18	2,53	3 246 501	1,34	1,38
Groupe Caisse des Dépôts et Consignations	6 191 462	2,64	2,07	7 508 462	3,09	2,47	8 478 658	3,49	2,74
Groupe BNP Paribas	2 641 800	1,13	1,76	2 641 800	1,09	1,74	2 641 800	1,09	1,74
Autodétention	5 612 693	2,39	-	10 230 439	4,21	-	4 086 884	1,68	-
Fonds Commun de Placement PSA	5 946 782	2,53	1,98	5 304 562	2,18	1,75	4 705 701	1,94	1,52

(1) Sur base des actions détenues en nominatif et des franchissements de seuil notifiés à la société.

Le nombre de titres nantis au 31 décembre 2005 par les actionnaires nominatifs est non significatif.

Autres actionnaires

Une enquête demandée à Euroclear France en date du 31 décembre 2005, auprès des intermédiaires détenant plus de 150 000 actions, a pu déterminer le nombre approximatif d'actionnaires au porteur détenant plus de 10 actions, soit 86 969 actionnaires.

Il n'existe pas de pacte d'actionnaires.

Intérêts des dirigeants dans le capital de l'émetteur

Les intérêts des dirigeants dans le capital de l'émetteur sous la forme d'actions inscrites en comptes nominatifs ou d'options d'achat d'actions, représentent moins de 1 % des actions formant le capital.

INFORMATIONS BOURSIÈRES DÉTAILLÉES

(Source : Euronext)

Informations ajustées de la division du nominal

Cours

(en euros)	2005 Plus haut	2005 Plus bas	2005 31/12/2005	2004 Plus haut	2004 Plus bas	2004 31/12/2004	Variation en % 2005/2004 du dernier cours de l'année
Action	57,95	45,20	48,70	52,70	36,93	46,70	4,28 %
Indice CAC 40	4 780,05	3 804,92	4 715,23	3 856,01	3 452,41	3 821,16	23,40 %

Transactions

	2005 Total	2005 Moyenne journalière	2004 Total	2004 Moyenne journalière
- en nombre d'actions	281 088 775	1 093 731	343 384 908	1 325 810
- en capitaux (en millions d'euros)	14 037,2	54,6	15 350,0	59,3

Marché de l'action Peugeot S.A. sur la Bourse de Paris (Service de Règlement Différé)

	Cours de l'action (en euros)			Volumes échangés	
	Plus bas	Plus haut	Dernier	En nombre de titres	En capitaux (en milliers d'euros)
2004					
Janvier	37,56	41,65	37,71	33 874 852	64 000,2
Février	36,93	41,10	40,05	30 496 254	59 900,1
Mars	39,00	43,00	41,46	31 841 517	57 120,7
Avril	40,83	46,58	44,82	38 403 414	85 156,2
Mai	43,05	46,90	46,75	33 031 955	70 577,5
Juin	44,75	47,00	45,77	33 935 423	70 166,2
Juillet	43,38	48,15	47,95	24 979 783	51 585,9
Août	46,74	49,90	49,29	22 874 648	50 103,3
Septembre	48,58	52,70	49,60	26 660 433	60 584,9
Octobre	46,65	52,10	48,17	26 587 398	59 021,3
Novembre	45,84	49,73	45,99	20 509 022	44 492,5
Décembre	44,61	47,04	46,70	20 190 209	40 127,6
2005					
Janvier	46,05	49,37	47,73	22 385 789	50 689,3
Février	47,45	51,40	49,48	23 610 571	58 377,0
Mars	48,16	50,50	49,02	18 219 609	42 670,9
Avril	45,20	50,25	45,72	26 924 081	61 166,2
Mai	45,51	48,79	48,68	26 585 050	57 310,0
Juin	46,91	49,23	48,98	24 166 911	52 720,7
Juillet	47,30	53,45	53,10	20 946 631	50 345,2
Août	50,05	54,20	50,30	17 595 415	40 006,9
Septembre	49,70	57,60	56,50	24 796 149	59 557,3
Octobre	48,60	57,95	50,70	26 947 645	69 113,5
Novembre	49,05	52,05	51,20	25 605 052	58 899,5
Décembre	47,82	52,90	48,70	23 305 872	55 672,1
2006					
Janvier	46,60	51,65	48,87	34 609 679	77 281,2
Février	46,80	50,35	48,93	30 697 251	74 874,3
Mars	46,74	52,45	52,00	30 425 644	65 874,2

PLACE DE COTATION DE L'ACTION PEUGEOT S.A.

L'action Peugeot est cotée à la Bourse de Paris depuis le 2 juin 1925. Peugeot fait partie des valeurs qui composent l'indice CAC 40 depuis le 31 décembre 1987, date de création de cet indice. Cotée sur l'Eurolist, l'action Peugeot est éligible au Service de Règlement Différé (SRD). Elle est également cotée à la Bourse de Bruxelles. L'action Peugeot S.A. fait l'objet de cotations et d'échanges sur le marché SEAQ International et sur le marché hors cote (OTC) aux États-Unis sous forme d'American Depositary Receipts (ADR), un ADR représentant une action.

COUPONS EN COURS DE VALIDITÉ

Dividendes

	Nombre d'actions	Valeur nominale	Numéro du coupon	Date de mise en paiement	Date de prescription	Dividende net distribué	Impôts déja payés au Trésor (avoir fiscal)	Revenu global par action
Actions	46 370 605	6 €	39	23 mai 2001	23 mai 2006	5,00 €	2,50 €	7,50 €
	259 109 146	1 €	40	22 mai 2002	22 mai 2007	1,15 €	0,58 €	1,73 €
	259 109 146	1 €	41	4 juin 2003	4 juin 2008	1,35 €	0,675 €	2,025 €
	243 109 146	1 €	42	2 juin 2004	2 juin 2009	1,35 €	0,675 €	2,025 €
	243 109 146	1 €	43	1 juin 2005	1 juin 2010	1,35 €	*	*

** À compter des dividendes perçus en 2005, l'avoir fiscal est supprimé et remplacé, dans certaines conditions, par un crédit d'impôt.*

Autre droit

	Nombre d'actions	Valeur nominale	Numéro du coupon	Date de détachement	Nature de l'opération
Action	18 479 370	70 F	26	15 juillet 1987	Droit d'attribution gratuite (1 action pour 5 anciennes)

12 RAPPORT DU PRÉSIDENT DU CONSEIL DE SURVEILLANCE SUR LES CONDITIONS DE PRÉPARATION ET D'ORGANISATION DES TRAVAUX DU CONSEIL DE SURVEILLANCE ET SUR LE CONTRÔLE INTERNE



1. CONDITIONS DE PRÉPARATION ET D'ORGANISATION DES TRAVAUX DU CONSEIL DE SURVEILLANCE

↗ 1.1. COMPOSITION ET MISSIONS DU CONSEIL DE SURVEILLANCE

Le Conseil de Surveillance de Peugeot S.A. comprend douze membres et deux censeurs. Aucun membre du Conseil de Surveillance n'exerce d'autres fonctions salariées ou non dans le groupe PSA PEUGEOT CITROËN.

Le Conseil de Surveillance nomme le Directoire et peut mettre fin à son mandat. Conformément à la loi, il a une mission de contrôle permanent de la gestion de la société par le Directoire et tient des statuts de la société la mission d'autoriser les opérations sur capital, d'émissions obligataires, de passation ou dénonciation d'accords avec d'autres entreprises analogues engageant l'avenir de la société, ainsi qu'en cas d'opération majeure de nature à modifier de manière substantielle le périmètre d'activité ou la structure financière de la société et du groupe qu'elle contrôle. Enfin le Conseil de Surveillance s'assure que la stratégie mise en œuvre par le Directoire est conforme aux orientations à long terme du groupe, telles que le Conseil de Surveillance les a définies.

↗ 1.2. L'EXERCICE DES MISSIONS

Le Conseil de Surveillance se réunit au moins une fois par trimestre sur un ordre du jour établi par son président. Il s'est réuni quatre fois au cours de l'exercice 2005 ; le taux de présence de ses membres aux réunions a été de 94 %.

Toutes les opérations significatives font l'objet d'une information détaillée, étant précisé que le Conseil de Surveillance est saisi de toutes les autorisations d'octroi de garanties que la société pourrait être amenée à fournir pour l'une quelconque de ses filiales, lorsque ces garanties portent sur des montants unitaires supérieurs à 25 000 000 euros ou dépassent un plafond global annuel de 125 000 000 euros (hors cautions douanières ou fiscales).

Le Conseil de Surveillance a procédé début 2006 à une évaluation de ses travaux et de son fonctionnement.

↗ 1.3. LES COMITÉS

Le Conseil de Surveillance a créé trois comités qui ont chacun établi leur règlement intérieur.

Le comité des rémunérations et des nominations

Ce comité, créé en 1998, est chargé de préparer les décisions du Conseil de Surveillance en ce qui concerne la rémunération des membres du Directoire et celle des membres du Conseil de Surveillance et des comités ainsi que, le cas échéant, l'attribution d'options d'achat d'actions aux membres du Directoire.

Depuis février 2003, ce comité a également un rôle de préparation des délibérations du Conseil de Surveillance en ce qui concerne les nominations de nouveaux membres du Directoire ou du Conseil ; il a ainsi pour mission de déterminer les critères de choix, de préparer la procédure de sélection et les propositions de nomination ou de renouvellement. Par ailleurs, il est tenu informé des nominations et des rémunérations des membres du comité exécutif et de l'état-major.

Ce comité est aujourd'hui composé de trois membres qui sont désignés à titre personnel et ne peuvent pas se faire représenter. Il a délibéré trois fois en 2005 sur la détermination de la partie fixe et de la partie variable de la rémunération du Directoire et sur l'attribution d'options d'achat d'actions aux membres du Directoire.

Le comité stratégique

Ce comité, créé en 1998, a pour mission de réfléchir à l'avenir à long terme et aux grandes orientations du groupe. Dans ce cadre, il prend connaissance du plan stratégique à long terme du Directoire. Il est saisi des projets d'opérations importantes et prépare notamment les délibérations du Conseil prises en application de l'article 9 des statuts, qui prévoit une autorisation préalable du Conseil de Surveillance pour certaines opérations stratégiques.

Ce comité est composé de sept membres qui sont désignés à titre personnel et ne peuvent pas se faire représenter. Il s'est réuni à quatre reprises au cours de l'année 2005. Ces réunions ont été consacrées à l'examen du projet de coopération avec Mitsubishi, la stratégie automobile à long terme ainsi que les enjeux pour la direction Plates-Formes, Techniques et Achats et les objectifs qui en découlent.

Le comité financier

Le comité financier, mis en place en 2002, donne son avis au Conseil de Surveillance sur les comptes sociaux et consolidés de la société. Il peut être saisi pour examen de tout projet nécessitant l'autorisation préalable du Conseil, notamment en cas d'opérations ayant une incidence sur le capital. Son rôle est de procéder à un examen détaillé de l'élaboration des comptes semestriels et annuels, des opérations financières du groupe les plus significatives et à la revue du tableau de bord financier du groupe. Il suit les engagements hors bilan et les éléments permettant d'apprécier les risques encourus par le groupe.

Le comité financier, qui a accès à l'ensemble des informations qui lui sont nécessaires, rencontre, comme le Président du Conseil de Surveillance, tant le responsable du contrôle interne que les Commissaires aux Comptes, avec ou sans la présence des responsables opérationnels du groupe. Il est composé de trois membres qui sont désignés à titre personnel et ne peuvent pas se faire représenter, et a tenu quatre réunions en 2005. Au cours de l'exercice, il a plus particulièrement étudié la réconciliation des comptes du groupe entre les normes françaises et les normes IFRS, la démarche de contrôle interne du groupe et son plan d'audit, la politique de liquidité de Banque PSA Finance, la politique fiscale du groupe et la valorisation de ses actifs immobilisés. En présence des Commissaires aux Comptes, il s'est également réuni en février 2006 pour examiner les modalités d'arrêté des comptes du groupe pour l'exercice 2005, avant leur présentation au Conseil de Surveillance du 7 février 2006.

2. PROCÉDURES DE CONTRÔLE INTERNE

↗ 2.1. ORGANISATION GÉNÉRALE DU CONTRÔLE INTERNE

La société Peugeot S.A. a adopté depuis 1972 la forme de société à Conseil de Surveillance et Directoire qui permet de distinguer les fonctions de direction et de gestion assumées par le Directoire et les fonctions de contrôle dévolues au Conseil de Surveillance, qui s'appuie pour préparer ses décisions sur trois comités spécialisés (cf. paragraphe 1.3.). Cette séparation répond particulièrement bien aux préoccupations d'équilibre des pouvoirs entre les fonctions exécutives et les fonctions de contrôle qui inspirent les principes du gouvernement d'entreprise. Dans le cadre de cette organisation, le contrôle interne relève de la direction générale assurée par le Directoire.

La structure générale des délégations et des subdélégations de pouvoirs prend en compte l'organisation mise en place dans le groupe, les fonctions exercées et les niveaux hiérarchiques. Les pouvoirs précisent les rôles et les responsabilités ainsi que les réglementations auxquelles il faut veiller et les pratiques qu'il convient de mettre en œuvre.

Une Charte Éthique, qui formalise les principes d'action et de comportement auxquels chacun dans le groupe doit se conformer, est à la disposition des membres du personnel sur le site intranet du groupe depuis mars 2003.

La direction de l'audit interne est sous l'autorité directe du président du Directoire, ce qui lui confère une totale indépendance vis-à-vis de l'ensemble des directions du groupe. Le directeur de l'audit interne a autorité hiérarchique sur l'audit interne central et autorité fonctionnelle sur l'ensemble des services d'audit rattachés aux directions de la division automobile (plates-formes - technique - achats, fabrication, marques et informatique) et aux autres sociétés du groupe (Banque PSA Finance et Gefco). Le directeur de l'audit interne rapporte deux fois par an au comité exécutif sur l'ensemble de ses missions.

Conformément à la loi française sur les sociétés commerciales, la certification des comptes consolidés et des comptes sociaux de Peugeot S.A. est effectuée par deux Commissaires aux Comptes qui procèdent à un examen conjoint de l'ensemble des comptes, des modalités de leur établissement et des procédures de contrôle interne du groupe relatives à l'information financière. Ces deux Commissaires aux Comptes exercent, à travers les membres de leur réseau dans chaque pays, les fonctions d'auditeur légal de l'ensemble des sociétés consolidées par intégration globale du groupe, à l'exception des sociétés du groupe Faurecia. Depuis l'exercice 2003, ils exercent un audit en continu des principales sociétés françaises de la division automobile et de l'activité de financement, permettant ainsi d'améliorer les conditions d'exercice de leur mission.

Pour Faurecia, qui est cotée à la bourse de Paris, les Commissaires aux Comptes sont nommés par l'Assemblée Générale des actionnaires de la société. Les Commissaires aux Comptes des sociétés en coopération avec d'autres constructeurs automobiles, qui sont consolidées par mise en équivalence, sont désignés avec les partenaires de chaque coopération.

Dans le respect de l'indépendance de chacun, l'audit interne et les Commissaires aux Comptes tiennent des réunions régulières permettant un partage des conclusions de leurs travaux respectifs.

En tant qu'établissement de crédit, Banque PSA Finance est soumise aux exigences de la réglementation bancaire française et assujettie à la surveillance de la Banque de France, qui l'exerce par l'intermédiaire de son organisme de contrôle, la Commission Bancaire. Celle-ci est chargée de contrôler le respect par les établissements de crédit des dispositions législatives et réglementaires, examine les conditions de leur exploitation et veille à la qualité de leur situation financière. De même, Banque PSA Finance respecte les obligations des Banques Centrales des autres pays où elle est présente.

↗ 2.2. DISPOSITIF DE CONTRÔLE INTERNE MIS EN PLACE AU NIVEAU DES DIFFÉRENTES DIRECTIONS ET FILIALES

Le contrôle interne est apprécié en prenant en compte tant le fonctionnement opérationnel du groupe que sa structure juridique.

2.2.1. Procédures relatives à l'élaboration et au traitement de l'information financière et comptable

L'élaboration des états financiers consolidés du groupe est assurée par une direction centrale, en charge des normes comptables du groupe et de la consolidation. Elle effectue des missions d'assistance et d'audit comptables auprès des filiales du groupe (au minimum tous les cinq ans pour celles de la division automobile et au minimum tous les trois ans pour celles de Banque PSA Finance).

Les comptes consolidés du groupe, qui sont établis mensuellement de manière complète, répondent à la fois aux besoins de gestion interne et aux besoins de publication externe.

Les engagements hors bilan font également l'objet d'une consolidation et d'une validation centrale.

Le contrôle de gestion au sein du groupe repose sur un maillage de la fonction à trois niveaux :

- une direction centrale qui a autorité sur l'ensemble du dispositif et qui assure la normalisation des règles et des standards de gestion (méthodologies, procédures, outil, planning) ;
- la gestion de chacune des divisions du groupe, déclinée pour la division automobile en ses principales entités (marques, production, recherche et développement) ;
- la gestion de chaque unité opérationnelle, telle qu'usine de production ou filiale commerciale pour la division automobile.

La gestion des investissements est assurée selon les mêmes dispositions dans le cadre de la stratégie du groupe et notamment, pour la division automobile, de la stratégie industrielle et de la stratégie plan-produits.

Les résultats mensuels font l'objet d'un reporting, établi à chaque niveau par les entités de contrôle de gestion sur la base des comptes consolidés mensuels complets du groupe et examiné mensuellement par le comité exécutif.

Le système de contrôle de gestion du groupe comprend également l'établissement et l'analyse détaillée des prix de revient de fabrication des produits automobiles et l'analyse de leur évolution ainsi que le contrôle et l'analyse des marges par produit ; l'ensemble de ces éléments est mis à disposition des responsables opérationnels pour orienter leur gestion.

L'information financière mise par le groupe à la disposition de tiers procède des états financiers consolidés du groupe, arrêtés par le Directoire et soumis au Conseil de Surveillance, et des analyses de gestion de ces états financiers. Pour les arrêtés semestriels et annuels, elle est validée par les Commissaires aux Comptes avant publication.

2.2.2. Procédures opérationnelles des divisions du groupe

Division Automobile

Le développement et l'industrialisation de chaque nouveau véhicule ou organe engagent des moyens importants et déterminent pour partie la rentabilité future du groupe. Le déroulement d'un projet s'appuie sur un processus complet de conception, le schéma opérationnel de développement. Pour chaque projet sont définis des objectifs de prestations produit, de rentabilité, de qualité et de délais. La réalisation de ces objectifs est suivie par des jalons, au cours desquels est réalisée une revue de l'ensemble des indicateurs permettant le suivi de la tenue des objectifs tant financiers que techniques.

Compte tenu de la très forte contribution des fournisseurs à l'activité du groupe, la fonction achats met en œuvre de manière rigoureuse des processus garantissant l'obtention des performances nécessaires en termes d'innovation, développement, qualité et compétitivité. Elle s'appuie sur une forte expertise en analyse des coûts de production et des prix matières ainsi que sur une connaissance approfondie des marchés mondiaux, lui permettant d'animer la mise en concurrence et maîtriser la relation fournisseurs, dans le cadre de sa politique d'achat. Une attention particulière est portée sur les risques fournisseurs, notamment dans les domaines de la logistique et de la défaillance d'entreprise.

Les engagements contractuels vis-à-vis des fournisseurs sont strictement respectés. Les commandes, réceptions et factures sont enregistrées de manière systématique. Des moyens de paiement pour régler les fournisseurs ne sont émis que si les factures sont conformes aux commandes et à la réglementation en vigueur et si elles reflètent les réceptions.

Pour ce qui a trait à la fabrication, les unités terminales sont, en ce qui concerne la qualité, certifiées ISO 9001/2000 par l'UTAC, pour répondre aux exigences de l'annexe X de la Directive européenne 2001/116. Tous les sites industriels sont certifiés ISO 14001 pour la protection de l'environnement. Ils assurent l'amélioration permanente de la sécurisation de l'outil industriel ; ils motivent et forment l'ensemble de leur personnel au respect des règles de sécurité. Des démarches d'ergonomie sont engagées dès la conception des produits et des moyens de production pour améliorer les conditions de travail dans les ateliers.

En ce qui concerne le commerce, le contrôle interne des deux marques Peugeot et Citroën s'appuie sur la description des processus et des procédures de fonctionnement dans les directions centrales, les filiales d'importation et les points de vente et s'articule autour d'un pilotage opérationnel par la direction générale, relayé dans chaque direction, filiale et point de vente, et d'un système de contrôle et d'amélioration continue. Le contrôle de gestion de chaque marque, animé et coordonné par le contrôle de gestion central, veille au respect des règles et standards de gestion groupe, publie le reporting de gestion et assure la transparence et la solidarité entre les différents acteurs de la marque.

Les ventes de véhicules et de pièces de rechange de la division automobile dans les pays où Banque PSA Finance est présente sont réalisées au comptant, Banque PSA Finance assurant le financement éventuellement demandé par les clients. Dans les autres cas, une norme définit les conditions de règlements (délais de paiement et en-cours de financement) à appliquer par la division automobile aux différents clients en fonction du type de flux facturé (voitures neuves, voitures d'occasion, pièces de rechange, éléments détachés, organes...). En outre, la politique définie par le groupe en matière de sécurisation des paiements vise à éviter tout risque de crédit. Un reporting mensuel permet de s'assurer de leur respect.

La conformité des factures émises, d'une part, aux réglementations en vigueur (douanières, fiscales, ...) tant du pays d'origine que de celui de destination et, d'autre part, aux clauses contractuelles (prix, incoterm, transfert de propriété, ...) fait l'objet de contrôles applicatifs ou manuels. Des inventaires physiques périodiques ou tournants permettent de s'assurer de l'exactitude et de l'exhaustivité des enregistrements comptables et de confirmer l'existence physique des stocks.

L'organisation du financement du groupe repose sur une centralisation des décisions de financement et des relations bancaires. La gestion de trésorerie des entités sur la zone euro, le traitement des flux en devises et les opérations associées sur le marché des changes ainsi que les opérations de marché relatives aux taux d'intérêt sont réalisés par des équipes spécialisées centralisées. La continuité de ces activités, même en cas de survenance d'un sinistre majeur, est assurée par l'existence de salles de back-up. Le traitement des flux et la gestion de la trésorerie des entités hors zone euro font l'objet d'un pilotage central détaillé, pour les opérations qui sont réalisées localement. Les orientations de placement et de financement ainsi que l'ensemble des risques de contreparties auxquels le groupe est exposé du fait de ses opérations sur les marchés financiers sont validés dans un comité financier mensuel présidé par le président du Directoire.

La direction qualité a autorité pour autoriser la commercialisation de chaque véhicule produit et pour faire procéder aux contrôles et aux modernisations des véhicules éventuellement défectueux qui auraient déjà été livrés aux réseaux ou aux clients.

Les procédures de gestion et de développement des ressources humaines visent à garantir la disponibilité des compétences dont le groupe a besoin pour assurer son fonctionnement. Une veille permanente sur l'évolution du contexte réglementaire est assurée, afin de positionner le groupe comme employeur de référence.

La direction de la prévention et gestion des risques a pour objectifs de donner au groupe les moyens de maîtriser les risques pouvant affecter ses résultats, en mettant en œuvre une méthodologie et une politique de prévention et de gestion des risques et en apportant son assistance aux différentes entités pour définir les actions prioritaires à entreprendre. Elle détermine les risques à assurer, négocie les polices d'assurance du groupe et vérifie l'efficacité des plans d'action préventifs et curatifs mis en place.

Le développement des systèmes d'information, dont la décision d'engagement est pilotée par un comité spécialisé, s'appuie sur une démarche projet. L'exploitation des systèmes informatiques est assurée en interne, principalement dans de grands centres de traitement dotés d'un haut niveau de sécurisation. Des procédures visent à garantir la sécurité des accès, la disponibilité requise par chaque application ainsi que la protection des informations, programmes et infrastructures informatiques.

Les différents audits internes décentralisés évaluent l'application et le respect des règles et normes et examinent leur compatibilité avec les orientations stratégiques. Les audits effectués donnent lieu à l'élaboration de recommandations et à leur suivi.

Banque PSA Finance

Afin de couvrir l'ensemble des risques auxquels elle est exposée de par son activité, Banque PSA Finance s'appuie sur un dispositif de contrôle interne vérifiant :

- que les opérations réalisées ainsi que l'organisation et les procédures internes sont conformes à la réglementation et aux règles professionnelles et déontologiques ;
- que les procédures de décisions, quelle que soit leur nature, sont strictement respectées ;
- la qualité de l'information comptable et financière ;
- l'existence de la piste d'audit (traçabilité de l'information) ;
- la qualité des systèmes d'information et de communication.

À cette fin, Banque PSA Finance dispose d'une unité de contrôle interne qui a été renforcée en 2005 et qui regroupe, au sein d'une ligne indépendante des unités opérationnelles, des collaborateurs présents en central et dans les filiales. Par ailleurs, les contrôles permanents sont exercés aux différents échelons des structures opérationnelles dans un cadre fixé par un ensemble de procédures transversales et locales. Les contrôles réalisés a priori par la structure centrale portent, notamment, sur les principales décisions de crédit dont un système de délégations assure la remontée vers un comité de crédit groupe, sur les produits et services dont l'approbation préalable relève d'un comité produits processus et sur les tarifications.

En complément, la structure centrale, au travers de son comité des risques, surveille l'évolution des impayés et des pertes liés aux financements à la clientèle finale ainsi que l'évolution des marges sur production et les indices de positionnement concurrentiel. Elle exerce aussi, tant aux fins de contrôle budgétaire que de la surveillance des risques, un suivi détaillé de l'activité de l'ensemble de ses entités opérationnelles au travers d'un dispositif de tableaux de bord unique.

Enfin, le Conseil d'Administration de Banque PSA Finance a souhaité en 2005 la mise en place d'un comité d'audit. Ce dernier suit l'organisation et les activités du contrôle interne de la banque et en rend compte au conseil. Le comité d'audit s'est réuni à trois reprises en 2005.

Dans le cadre des évolutions du règlement CRBF 97-02 entrées en vigueur le 1er janvier 2006, Banque PSA Finance a modifié son dispositif de contrôle interne. Il repose dorénavant sur une unité de contrôle périodique qui assure, en central, l'audit de Banque PSA Finance, de ses filiales et de ses succursales ainsi que des entités du groupe prestataires d'activités essentielles (Informatique, Comptabilité et Trésorerie / Financement). Ce dispositif s'appuie également sur une ligne de contrôle permanent, indépendante des structures opérationnelles. Elle est formée des unités Conformité, Management des Risques et Contrôle des Risques Opérationnels. Enfin, les opérations effectuées par les structures opérationnelles restent encadrées par des procédures, des habilitations, des limites et des autocontrôles. Ce dispositif a été avalisé par les organes exécutifs et délibérants de Banque PSA Finance en décembre 2005.

Transport et Logistique : Gefco

Le groupe Gefco est constitué de réseaux intégrés d'agences qui agissent avec des normes uniques d'exploitation et de qualité et un système d'information homogène. En matière financière, les sociétés du groupe Gefco appliquent les normes et principes retenus dans le groupe PSA PEUGEOT CITROËN et sont intégrées dans le mécanisme centralisé de gestion de la trésorerie. Les réseaux sont certifiés ISO 9001.

Le contrôle interne repose sur des corps de contrôle structurés sur trois niveaux : le central qui vérifie la qualité des comptes et des résultats mensuels fournis par les différentes sociétés, les comptabilités pays qui s'assurent que les flux financiers sont bien réalisés conformément aux procédures du groupe, et les agences qui contrôlent que toutes les prestations réalisées sont correctement enregistrées et facturées au tarif convenu.

Équipement automobile : Faurecia

Le Conseil d'Administration de Faurecia, dont le président est également directeur général, a mis en place un comité des comptes et un comité des nominations et rémunérations.

Le contrôle interne est régi par un ensemble de procédures, accessibles par tous les personnels du groupe à travers le réseau intranet, concernant notamment le contrôle des programmes, qui vise à suivre en conception puis en fabrication tous les contrats de fourniture d'équipements complexes à un constructeur automobile, et le contrôle comptable et financier, qui a pour objectif de garantir le bon traitement de l'information financière et comptable et d'assurer ainsi à l'entreprise la réactivité nécessaire.

Le groupe Faurecia est doté d'un département d'audit interne qui a vocation à garantir un niveau d'efficacité optimale de l'ensemble des systèmes de contrôle interne financier.

2.2.3. Animation du contrôle interne

La démarche de contrôle interne est animée par une équipe centrale, rattachée au directeur de l'audit interne. Elle définit le dispositif de contrôle interne et ses évolutions, s'assure de la cohérence de la démarche groupe avec la législation et les préconisations de place, veille à l'exhaustivité, la cohérence et la pertinence de l'ensemble du dispositif, engage et suit certains tests et vérifications, s'assure de la bonne mise en œuvre des plans d'actions et rend compte de l'efficacité du contrôle interne.

À compter de 2005, le contrôle interne du groupe est évalué chaque année sur la base des travaux d'auto-évaluation menés par l'ensemble des unités significatives, en France comme à l'étranger, des différentes directions de la division automobile et des filiales hors automobile (à l'exception de Faurecia et de ses filiales qui ont entrepris une démarche spécifique) : services centraux, unités de production, filiales commerciales d'importation, succursales de vente, sociétés de financement, directions financières locales, comptabilités établissements...

Cette évaluation est réalisée à partir d'une description « processus / risques / dispositions de maîtrise des risques » qui intègre l'exhaustivité des actions entreprises ou animées par les fonctions qui apportent une contribution à la prévention des risques. Il s'agit notamment de la direction juridique pour les risques juridiques et pour ceux touchant à la non-continuité de l'activité et à la sécurité des personnes et des biens, de la direction de la qualité pour les risques de non-qualité des produits et services, de la direction des ressources humaines pour les risques sociaux et de non-conformité aux réglementations sociales, de la direction des études - méthodes - achats pour les risques de non- conformité aux règlements automobiles et de la direction financière pour les risques de non-conformité aux réglementations et instructions comptables, fiscales et financières.

Des plans d'actions sont mis en œuvre dans chaque unité en fonction du niveau d'évaluation obtenu.

Comme pour l'année 2005, les audits à thème du plan d'audit 2006 ont été établis notamment sur la base des travaux sur le contrôle interne, en retenant les domaines présentant des risques majeurs, quel que soit le niveau de maîtrise ressortant de l'auto-évaluation. Les résultats des audits sont systématiquement confrontés à ceux résultant des auto-évaluations, permettant ainsi le bouclage complet de la démarche contrôle interne.




13 RAPPORTS DES COMMISSAIRES AUX COMPTES

RAPPORT DES COMMISSAIRES AUX COMPTES SUR LES COMPTES CONSOLIDÉS EXERCICE CLOS LE 31 DÉCEMBRE 2005

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous avons procédé au contrôle des comptes consolidés de la société Peugeot S.A. relatifs à l'exercice clos le 31 décembre 2005, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le Directoire. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes. Ces comptes ont été préparés pour la première fois conformément au référentiel IFRS tel qu'adopté dans l'Union européenne. Ils comprennent à titre comparatif les données relatives à l'exercice 2004 retraitées selon les mêmes règles.

↗ I - OPINION SUR LES COMPTES CONSOLIDÉS

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés de l'exercice sont, au regard du référentiel IFRS tel qu'adopté dans l'Union européenne, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les personnes et entités comprises dans la consolidation.

↗ II - JUSTIFICATION DES APPRÉCIATIONS

En application des dispositions de l'article L. 823-9 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :

- À l'occasion de la première application du référentiel IFRS pour la préparation des comptes consolidés de l'exercice 2005, la note 44 donne toutes les informations requises sur les effets du changement de référentiel comptable intervenu au 1er janvier 2004 et les mesures prises pour assurer la comparabilité des comptes IFRS présentés pour les exercices 2005 et 2004. Dans le cadre de notre appréciation des principes et méthodes comptables suivis, nous avons, notamment, vérifié la correcte application des modalités d'inscription à l'actif des frais de développement décrites en note 1.11. A, des modalités retenues pour leur amortissement compte tenu de la révision à 7 ans de la durée maximale d'utilité des projets véhicules précisée en note 44.1.A, et des modalités retenues pour la vérification de la valeur recouvrable de ces actifs (note 1.13). Nous avons également vérifié les calculs du retraitement relatif aux ventes avec clause de rachat (note 1.5.A.a) compte tenu de l'affinement rendu possible par le développement de nouveaux programmes informatiques comme indiqué en note 44.1.A, de même que la régularité des autres modifications détaillées dans cette note.
- Comme indiqué dans la note 1.10, les écarts d'acquisition ne sont plus amortis mais font l'objet d'un test de perte de valeur au minimum une fois par an selon les modalités précisées en note 1.13. En 2005, le test ainsi réalisé par la division Équipement automobile a conduit, comme précisé en note 8.1, à enregistrer une dépréciation des actifs affectés aux activités Systèmes et Modules d'Intérieur pour un montant de 180 millions d'euros. Dans le cadre de notre appréciation des estimations significatives retenues pour l'arrêté des comptes, nous avons vérifié la conformité de l'approche retenue avec le référentiel IFRS ainsi que la correcte application des modalités de mise en œuvre du test de perte de valeur décrites dans l'annexe. Nous avons également apprécié le caractère raisonnable des prévisions de flux de trésorerie et des autres hypothèses retenues.

Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes consolidés, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion exprimée dans la première partie de ce rapport.

↗ III - VÉRIFICATION SPÉCIFIQUE

Par ailleurs, nous avons également procédé à la vérification des informations données dans le rapport sur la gestion du groupe. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Neuilly-sur-Seine et La Défense, le 11 avril 2006

Les Commissaires aux Comptes

Mazars & Guérard — PricewaterhouseCoopers Audit

RAPPORT GÉNÉRAL DES COMMISSAIRES AUX COMPTES SUR LES COMPTES ANNUELS EXERCICE CLOS LE 31 DÉCEMBRE 2005

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2005, sur :

- le contrôle des comptes annuels de la société Peugeot S.A., tels qu'ils sont joints au présent rapport,
- la justification de nos appréciations,
- les vérifications spécifiques et les informations prévues par la loi.

Les comptes annuels ont été arrêtés par le Directoire. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

↗ I - OPINION SUR LES COMPTES ANNUELS

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

↗ II - JUSTIFICATION DE NOS APPRÉCIATIONS

En application des dispositions de l'article L. 823-9 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :

La société détermine à chaque clôture la valeur d'inventaire de ses immobilisations financières selon les méthodes décrites en notes 1C et 1D de l'annexe et constate des provisions pour dépréciation lorsque cette valeur d'inventaire est inférieure à la valeur comptable. Dans le cadre de notre appréciation des principes comptables suivis et des estimations significatives retenues pour l'arrêté des comptes, nous avons vérifié le caractère approprié des méthodes décrites dans l'annexe et nous sommes assurés de leur correcte application et du caractère raisonnable des estimations retenues pour leur mise en œuvre.

Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes annuels, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion, exprimée dans la première partie du rapport.

↗ III - VÉRIFICATIONS ET INFORMATIONS SPÉCIFIQUES

Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du Directoire et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.

En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et de contrôle, et à l'identité des détenteurs du capital et des droits de vote, vous ont été communiquées dans le rapport de gestion.

Neuilly-sur-Seine et La Défense, le 11 avril 2006

Les Commissaires aux Comptes

PricewaterhouseCoopers Audit
Christian Martin

Mazars & Guérard
Thierry de Bailliencourt

RAPPORT SPÉCIAL DES COMMISSAIRES AUX COMPTES SUR LES CONVENTIONS RÉGLEMENTÉES

EXERCICE CLOS LE 31 DÉCEMBRE 2005

Mesdames, Messieurs les actionnaires,

En notre qualité de Commissaires aux Comptes de votre société, nous vous présentons notre rapport sur les conventions réglementées, dont nous avons été avisés.

Il ne nous appartient pas de rechercher l'existence éventuelle d'autres conventions mais de vous communiquer, sur la base des informations qui nous ont été données, les caractéristiques et les modalités essentielles de celles dont nous avons été avisées, sans avoir à nous prononcer sur leur utilité et leur bien-fondé. Il vous appartient, selon les termes de l'article 117 du décret du 23 mars 1967, d'apprécier l'intérêt qui s'attachait à la conclusion de ces conventions en vue de leur approbation.

↗ NOUVELLES CONVENTIONS AUTORISÉES AU COURS DE L'EXERCICE 2005

Nous vous informons qu'il ne nous a été donné avis d'aucune nouvelle convention visée à l'article L. 225-86 du Code de commerce.

↗ CONVENTIONS AUTORISÉES AU COURS D'EXERCICES ANTÉRIEURS ET RÉITÉRÉES LE 11 AVRIL 2006

En application de l'article L. 225-88 du Code de commerce, nous avons été avisés des conventions suivantes dont les autorisations précédemment données ont été réitérées par votre Conseil de Surveillance le 11 avril 2006 sous le régime des conventions réglementées, du fait des nouvelles dispositions de l'article L. 225-102-1 du Code de commerce modifié par la Loi Breton n° 2005-842 du 26 juillet 2005 relatives à certains engagements pris au bénéfice des mandataires sociaux :

a) La première convention réitérée avait été précédemment autorisée le 23 juillet 2002. Elle consiste en l'octroi à chacun des membres du Directoire du bénéfice de la convention d'assurance collective souscrite par ailleurs pour les cadres dirigeants du groupe afin de compléter les régimes de retraite obligatoires et conventionnels jusqu'à hauteur de 50 % d'une rémunération de référence égale à la moyenne des rémunérations brutes, part variable incluse, des trois meilleures années au cours des cinq dernières années d'activité de chaque bénéficiaire au sein du groupe. Ce régime particulier est octroyé à la condition que le bénéficiaire ait occupé pendant au moins cinq ans une fonction de cadre dirigeant.

b) La seconde convention réitérée avait précédemment été autorisée le 26 juillet 2004. Elle porte sur les conditions dans lesquelles le contrat de travail de chacun des membres du Directoire, qui s'est trouvé suspendu lors de sa nomination comme mandataire social, reprendrait effet lors de la cessation de ce mandat social. Elle prévoit, dans ce cas, que la rémunération annuelle de chacun des membres du Directoire qui sera alors attachée à son contrat de travail sera égale à la dernière rémunération fixe décidée par le Conseil de Surveillance, augmentée de la moyenne des trois dernières rémunérations variables. Toute la durée passée à l'exercice du mandat social sera considérée comme durée de présence dans l'entreprise à retenir pour calculer l'ancienneté dans l'exercice du contrat de travail.

Personnes intéressées à ces conventions : les membres du Directoire.

↗ CONVENTIONS APPROUVÉES AU COURS D'EXERCICES ANTÉRIEURS DONT L'EXÉCUTION S'EST POURSUIVIE DURANT L'EXERCICE

Par ailleurs, en application du décret du 23 mars 1967, nous avons été informés que l'exécution des conventions suivantes, approuvées au cours d'exercices antérieurs, s'est poursuivie au cours du dernier exercice.

Avals, cautions et garanties

Nous résumons sous forme de tableau les avals, cautions et garanties donnés par votre société, en y indiquant le montant des encours au 31 décembre 2005 et les rémunérations perçues au titre de l'exercice.

Nature	Bénéficiaire de la garantie	Bénéficiaire du prêt	Montant initial du prêt dans sa devise d'origine	En cours sous garantie au 31/12/2005	Rémunération au titre de l'exercice
Caution solidaire et irrévocable et garantie par nantissement de titres	B.E.I.	GIE Vulcain Energie	1 300 000 000 FRF	35 000 000 GBP	37 228 €
Caution solidaire et irrévocable	B.E.I.	GIE Vulcain Energie	1 300 000 000 FRF	0 €	3 786 €
Caution solidaire et irrévocable (1)	JBIC	TPCA	78 750 000 €	78 750 000 €	59 160 €
Caution solidaire et irrévocable (1)	JBIC	TPCA	78 750 000 €	78 750 000 €	59 160 €
Caution solidaire et irrévocable (1)	B.E.I.	TPCA	225 000 000 €	105 000 000 €	67 648 €

(1) Garanties souscrites sur l'exercice 2004 ayant pleinement pris effet au cours de l'exercice 2005.

↗ PARTICIPATION AUX FRAIS D'ÉTUDE, DE GESTION ET DE FONCTIONNEMENT DU GROUPE

Les sommes reçues au titre de la participation des filiales aux frais d'étude, de gestion et de fonctionnement du groupe se sont élevées pour l'exercice 2005 à 90 955 541 euros.

Nous avons effectué nos travaux selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences destinées à vérifier la concordance des informations qui nous ont été données avec les documents de base dont elles sont issues.

Neuilly-sur-Seine et La Défense, le 12 avril 2006

Les Commissaires aux Comptes

Mazars & Guérard
Thierry de Bailliencourt

PricewaterhouseCoopers Audit
Christian Martin

RAPPORT DES COMMISSAIRES AUX COMPTES, ÉTABLI EN APPLICATION DE L'ARTICLE L. 225-235 DU CODE DE COMMERCE, SUR LE RAPPORT DU PRÉSIDENT DU CONSEIL DE SURVEILLANCE DE PEUGEOT S.A., POUR CE QUI CONCERNE LES PROCÉDURES DE CONTRÔLE INTERNE RELATIVES À L'ÉLABORATION ET AU TRAITEMENT DE L'INFORMATION COMPTABLE ET FINANCIÈRE EXERCICE CLOS LE 31 DÉCEMBRE 2005

Mesdames, Messieurs les actionnaires,

En notre qualité de Commissaires aux Comptes de la société Peugeot S.A. et en application des dispositions de l'article L. 225-235 du Code de commerce, nous vous présentons notre rapport sur le rapport établi par le Président du Conseil de Surveillance de votre société, conformément aux dispositions de l'article L. 225-68 du Code de commerce, au titre de l'exercice clos le 31 décembre 2005.

Il appartient au président de rendre compte, dans son rapport, notamment, des conditions de préparation et d'organisation des travaux du Conseil de Surveillance et des procédures de contrôle interne mises en place au sein de la société. Il nous appartient de vous communiquer les observations qu'appellent de notre part les informations données dans le rapport du président, concernant les procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière.

Nous avons effectué nos travaux selon la doctrine professionnelle applicable en France. Celle-ci requiert la mise en œuvre de diligences destinées à apprécier la sincérité des informations données dans le rapport du président, concernant les procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière. Ces diligences consistent notamment à :

- prendre connaissance des objectifs et de l'organisation générale du contrôle interne, ainsi que des procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière, présentés dans le rapport du président ;
- prendre connaissance des travaux sous-tendant les informations ainsi données dans le rapport.

Sur la base de ces travaux, nous n'avons pas d'observation à formuler sur les informations données concernant les procédures de contrôle interne de la société relatives à l'élaboration et au traitement de l'information comptable et financière, contenues dans le rapport du Président du Conseil de Surveillance, établi en application des dispositions du dernier alinéa de l'article L. 225-68 du Code de commerce.

Neuilly-sur-Seine et La Défense, le 11 avril 2006

Les Commissaires aux Comptes

PricewaterhouseCoopers Audit
Christian Martin

Mazars & Guérard
Thierry de Bailliencourt

14 INFORMATIONS JURIDIQUES ET FINANCIÈRES

RENSEIGNEMENTS DE CARACTÈRE GÉNÉRAL SUR LA SOCIÉTÉ PEUGEOT S.A.

BREF HISTORIQUE

Fondée en 1896, la société a exercé une activité industrielle et commerciale jusqu'en 1965 au moment où, dans le cadre d'une réorganisation juridique et financière du groupe, elle a été transformée en société holding, ses activités étant poursuivies par sa filiale Automobiles Peugeot.

En décembre 1974, Peugeot S.A. s'est engagée dans le processus de rapprochement avec Automobiles Citroën, alors en prise à des difficultés liées à une conjoncture économique rendue très difficile par le premier choc pétrolier. Ce rapprochement a abouti progressivement à la prise de contrôle de l'intégralité du capital de Citroën S.A., puis à sa fusion avec Peugeot S.A., le 30 septembre 1976.

Au terme d'un accord intervenu le 10 août 1978, la société américaine Chrysler Corporation a apporté à Peugeot S.A. le contrôle de ses filiales industrielles et commerciales en Europe. L'activité de ces sociétés, poursuivie sous la marque Talbot, a été apportée, à la fin de 1980, à Automobiles Peugeot.

En 1979, ce dispositif a été complété par le rachat à Chrysler Financial Corporation de l'ensemble de ses filiales de financements commerciaux en Europe, opération qui a constitué une étape importante pour le développement des activités du groupe dans ce domaine.

PSA Finance Holding, dont les filiales assurent en Europe le financement des ventes de Peugeot et Citroën, a été transformée en banque en juin 1995.
Sa dénomination est désormais Banque PSA Finance.

En 1987, Aciers et Outillages Peugeot et Cycles Peugeot forment Ecia et, après l'offre publique d'achat amicale sur les actions de l'équipementier Bertrand Faure en 1998, sa dénomination sociale devient Faurecia.

La réorganisation de la division automobile, intervenue le 31 décembre 1998, a consisté à harmoniser les structures juridiques avec les nouveaux schémas d'organisation fonctionnelle mis en place depuis janvier 1998. Les sociétés Automobiles Peugeot et Automobiles Citroën ont apporté l'ensemble de leurs activités de développement et de fabrication de véhicules automobiles à la société Peugeot Citroën Automobiles, et leurs activités de conception et de fabrication de biens industriels à la société Process Conception Ingénierie.

Au premier semestre 2001, Faurecia réalise l'acquisition des activités automobiles de Sommer Allibert avec le soutien de Peugeot S.A.

RENSEIGNEMENTS D'ORDRE JURIDIQUE

↗ DÉNOMINATION

Peugeot S.A.

Le nom générique de « PSA PEUGEOT CITROËN » est utilisé pour désigner l'ensemble du groupe constitué autour de la société holding Peugeot S.A.

↗ SIÈGE SOCIAL ET ADMINISTRATIF

75, avenue de la Grande-Armée, 75116 Paris.

↗ FORME JURIDIQUE

Société anonyme à Directoire et Conseil de Surveillance, régie par le Code du commerce.

↗ LÉGISLATION

Législation française.

↗ DURÉE

Date de constitution : 1896
Date d'expiration : 31 décembre 2058
(sauf dissolution ou prorogation)

↗ OBJET SOCIAL *(résumé de l'article 3 des statuts)*

La société a pour objet de participer, directement ou indirectement, à toutes opérations industrielles, commerciales ou financières, en France ou à l'étranger, pouvant se rattacher :
– à la fabrication, la vente et la réparation de tous véhicules ;

- à la fabrication et la vente de tous produits sidérurgiques, de tous outils et outillages ;
- à la fabrication et la vente de tous matériels se rapportant à l'industrie et à la construction mécanique et électrique ;
- au crédit à la consommation ou à court, moyen et long terme, à l'achat et à la vente de toutes valeurs mobilières et à toutes opérations financières et bancaires ;
- à toutes activités de prestations de services, et notamment de transport ;
- à l'acquisition par tous moyens de tous immeubles et droits immobiliers ;

et plus généralement, de réaliser toutes opérations commerciales, industrielles, financières mobilières et immobilières se rattachant, directement ou indirectement, à l'un des objets ci-dessus précités et à tous objets qui seraient de nature à favoriser ou à développer les affaires de la société.

REGISTRE DU COMMERCE

Paris n° B 552 100 554
Code APE : 741 J

CONSULTATION DES DOCUMENTS JURIDIQUES

Les documents juridiques relatifs à la société, statuts, procès-verbaux d'assemblées générales, rapports des contrôleurs légaux de tous documents mis à la disposition des actionnaires, peuvent être consultés au siège social.

EXERCICE SOCIAL

Du 1er janvier au 31 décembre.

RÉPARTITION STATUTAIRE DES BÉNÉFICES

(article 12 des statuts)

Le bénéfice distribuable, tel qu'il est défini par la loi, est à la disposition de l'Assemblée Générale. Sauf exceptions résultant des dispositions légales, l'Assemblée Générale décide souverainement de son affectation.

FAITS EXCEPTIONNELS OU LITIGES

Il n'existe actuellement aucun fait exceptionnel ou litige susceptible d'affecter substantiellement les résultats, l'activité, le patrimoine ou la situation financière de la société ou de son groupe.

ASSEMBLÉES GÉNÉRALES

(article 11 des statuts)

Convocation

Les réunions ont lieu soit au siège social, soit dans un autre lieu précisé dans l'avis de convocation, lequel est établi suivant les dispositions prévues par la loi.

Droit de vote double

Un droit de vote double est attribué aux actions nominatives entièrement libérées, inscrites au nom d'un même titulaire depuis quatre ans au moins.

Ce dispositif a été maintenu lors de la transformation en 1972 de la société en société anonyme à Conseil de Surveillance et Directoire. L'Assemblée Générale extraordinaire des actionnaires du 29 juin 1987 a porté la durée de détention de deux à quatre ans. En cas d'augmentation du capital par incorporation de réserves, bénéfices ou primes, le droit de vote double sera conféré dès leur émission aux actions nominatives attribuées gratuitement à un actionnaire à raison d'actions anciennes pour lesquelles il bénéficie de ce droit. Il est rappelé que, conformément à la loi, le droit de vote double cesse pour toute action convertie au porteur ou transférée en propriété, sauf si ce transfert résulte d'une succession, d'une liquidation de communauté entre époux ou d'une donation au profit d'un conjoint ou d'un parent au degré successible.

DÉCLARATIONS DE FRANCHISSEMENT DE SEUIL

(article 7 des statuts)

Outre l'obligation légale d'information portant sur la détention d'actions de la société, toute personne physique ou morale qui vient à posséder, directement ou indirectement, un nombre d'actions représentant plus de 2 % du capital devra informer celle-ci, dans les cinq jours francs suivant l'inscription en compte desdites actions, du nombre total d'actions détenues, cette déclaration devant être renouvelée à chaque fois qu'un nouveau seuil de 1 % est franchi. Cette obligation statutaire s'applique même au-delà du premier seuil légal de 5 %.

À la demande d'un ou plusieurs actionnaires détenant ensemble au moins 5 % du capital, les actions excédant la fraction qui aurait dû être déclarée à la société, dans le cadre de l'obligation de déclaration de franchissement des seuils ci-dessus, seront privées du droit de vote jusqu'à l'expiration d'un délai de deux ans suivant la date de la régularisation de la notification non effectuée.

ORGANIGRAMME RÉSUMÉ AU 31 DÉCEMBRE 2005


99,99 %
PEUGEOT CITROËN AUTOMOBILES S.A
99,99 %
AUTOMOBILES PEUGEOT
FRANCE
RENAULT
50 %
50 %
FRANÇAISE DE MÉCANIQUE
100 %
PEUGEOT CITROËN SOCHAUX S.N.C.
100 %
PEUGEOT CITROËN RENNES S.N.C.
4 FILIALES COMMERCIALES
80 %
20 %
SOCIÉTÉ DE TRANSMISSIONS AUTOMATIQUES
100 %
SOCIÉTÉ MÉCANIQUE AUTOMOBILE DE L'EST
100 %
PEUGEOT CITROËN POISSY S.N.C.
100 %
SOCIÉTÉ COMMERCIALE AUTOMOBILE
100 %
PEUGEOT CITROËN AULNAY S.N.C.
100 %
PEUGEOT CITROËN MULHOUSE S.N.C.
24 FILIALES COMMERCIALES
100 %
PEUGEOT CITROËN MÉCANIQUE DE L'EST S.N.C.
100 %
PEUGEOT CITROËN MÉCANIQUE DU NORD OUEST S.N.C.
99,99 %
SOCIÉTÉ DE DISTRIBUTION ET D'EXPLOITATION D'AUTOMOBILE SODEXA
FIAT AUTO (France)
50 %
50 %
SOCIÉTÉ EUROPÉENNE DE VÉHICULES LÉGERS DU NORD SEVELNORD
100 %
MÉCANIQUE ET ENVIRONNEMENT
EUROPE
FIAT S.p.A.
50 %
50 %
SOCIETA EUROPEA VEICOLI LEGGERI-SEVEL S.p.A. (Italie)
99,96 %
PEUGEOT CITROËN AUTOMOVILES ESPAÑA (Espagne)
100 %
PEUGEOT ESPAÑA S.A. (Espagne)
100 %
PEUGEOT MOTOR COMPANY PLC (Grande-Bretagne)
98,11 %
PEUGEOT CITROËN AUTOMOVEIS PORTUGAL (Portugal)
95 %
PEUGEOT AUTOMOBILI ITALIA S.p.A. (Italie)
100 %
PEUGEOT NEDERLAND N.V. (Pays-Bas)
100 %
PEUGEOT PORTUGAL AUTOMOVEIS S.A. (Portugal)
99,99 %
PEUGEOT BELGIQUE LUXEMBOURG S.A. (Belgique)
TOYOTA MOTOR CORPORATION
50 %
50 %
TOYOTA PEUGEOT CITROËN AUTOMOBILES (République tchèque)
100 %
PEUGEOT CITROËN AUTOMOBILES UK (Grande-Bretagne)
100 %
PEUGEOT DEUTSCHLAND GmbH (Allemagne)
99,92 %
PEUGEOT SUISSE S.A. (Suisse)
99,99 %
PEUGEOT CITROËN AUTOMOBILES SLOVAKIA (Slovaquie)
100 %
PEUGEOT POLSKA Sp z.o.o. (Pologne)
100 %
PEUGEOT AUSTRIA GmbH (Autriche)
100 %
PEUGEOT SLOVENIJA d.o.o. (Slovenie)
100 %
PEUGEOT HUNGARIA Kft (Hongrie)
100 %
PEUGEOT HRVATSKA d.o.o. (Croatie)
100 %
PEUGEOT CESKA REPUBLICA s.r.o. (République tchèque)
100 %
PEUGEOT RUSSIE AVTO (Russie)
100 %
PEUGEOT SLOVAKIA (Slovaquie)
AUTRES CONTINENTS
100 %
PEUGEOT CITROËN DO BRASIL AUTOMOVEIS Ltda (Brésil)
99,97 %
PEUGEOT CITROËN ARGENTINA S.A. (Argentine)
100 %
PEUGEOT CHILE (Chili)
100 %
AUTOMOTORES FRANCO CHILENA S.A. (Chili)
3,19 %
3,19 %
DONGFENG PEUGEOT CITROËN AUTOMOBILE COMPANY Ltd (Chine)
43,61 %
100 %
PEUGEOT OTOMOTIV PAZARLAMA AS (Turquie)
100 %
PEUGEOT JAPON (Japon)
100 %
PEUGEOT MEXICO (Mexique)
100 %
PEUGEOT ALGÉRIE (Algérie)
90,09 %
PEUGEOT ÉGYPTE SAE (Égypte)
100 %
PEUGEOT MOTORS
40 %
PEUGEOT AUTOMOBILE

Organigramme au 31 décembre 2005

PEUGEOT S.A.

99,99 % AUTOMOBILES CITROËN

71,33 % FAURECIA

99,95 % GEFCO

AUTOMOBILES CITROËN


98,40 %
CITER
100 %
SOCIÉTÉ COMMERCIALE CITROËN
100 %
CITROËN CHAMP DE MARS
13 FILIALES COMMERCIALES
94,82 %
CITROËN ITALIA S.p.A.
(Italie)
99,71 %
AUTOMOVILES CITROËN ESPAÑA
(Espagne)
99,95 %
CITROËN DEUTSCHLAND AG
(Allemagne)
99,75 %
CITROËN (SUISSE) S.A.
(Suisse)
99,97 %
AUTOMOVEIS CITROËN S.A.
(Portugal)
99,97 %
CITROËN U.K. Ltd
(Grande-Bretagne)
100 %
CITROËN DANMARK A/S
(Danemark)
100 %
CITROËN BELUX S.A. - N.V.
(Belgique)
100 %
CITROËN NEDERLAND B.V.
(Pays-Bas)
100 %
CITROËN SVERIGE AB
(Suède)
100 %
CITROËN ÖSTERREICH GmbH
(Autriche)
100 %
CITROËN NORGE A/S
(Norvège)
100 %
CITROËN SLOVENIJA d.o.o.
(Slovénie)
100 %
CITROËN POLSKA
(Pologne)
100 %
CITROËN HUNGARIA Kft
(Hongrie)
100 %
CITROËN SLOVAKIA s.r.o.
(Slovaquie)
100 %
CITROËN HRVATSKA d.o.o.
(Croatie)
100 %
CITROËN CESKA REPUBLICA s.r.o.
(République tchèque)


100 %
GEFCO ITALIA S.p.A.
(Italie)
100 %
GEFCO U.K. Ltd
(Grande-Bretagne)
100 %
GEFCO DEUTSCHLAND GmbH
(Allemagne)
100 %
GEFCO BENELUX S.A.
(Belgique)
100 %
GEFCO ÖSTERREICH
(Autriche)
99,95 %
GEFCO PORTUGAL TRANSITARIOS LIMITADA
(Portugal)
99,95 %
GEFCO ESPAÑA S.A.
(Espagne)
100 %
GEFCO SLOVAKIA
(Slovaquie)
100 %
GEFCO POLSKA Sp. z.o.o.
(Pologne)
98,64 %
GEFCO (SUISSE) S.A.
(Suisse)
100 %
LLC GEFCO (CIS)
(Russie)
100 %
GEFCO CESKA REPUBLICA s.r.o.
(République tchèque)


51 %
CITROËN DO BRASIL
(Brésil)
100 %
CITROËN JAPON
(Japon)
GEFCO DO BRASIL Ltda
(Brésil)
99,99 %
100 %
GEFCO PARTICIPACOES Ltda
(Brésil)
100 %
GEFCO ARGENTINA S.A.
(Argentine)
87,50 %
GEFCO TASIMACILIK VE LOJISTIK ANONIM SIRKETI
(Turquie)
50 %
GEFCO TUNISIE
(Tunisie)
100 %
GEFCO MAROC
(Maroc)
50 %
DTW
(Chine)
50 %
GEFCO DTW
(Chine)

Organigramme au 31 décembre 2005


74,93 %
9,02 %
BANQUE PSA FINANCE
16,05 %
AUTOMOBILES PEUGEOT
15,46 %
84,54 %
PROCESS CONCEPTION INGENIERIE S.A.
100 %
CRÉDIPAR
98 %
SOFIRA-SOCIÉTÉ DE FINANCEMENT DES RÉSEAUX AUTOMOBILES
98,67 %
GIE PSA TRÉSORERIE
99,99 %
SOCIÉTÉ DE CONSTRUCTION D'ÉQUIPEMENTS DE MÉCANISATIONS ET DE MACHINES - SCEMM
100 %
PEUGEOT CITROËN MOTEURS
99,99 %
PEUGEOT MOTOCYCLES
100 %
SOCIÉTÉ FINANCIÈRE DE BANQUE-SOFIB
99,99 %
PSA WHOLESALE Ltd
(Grande-Bretagne)
100 %
PEUGEOT FINANCE INTERNATIONAL N.V.
(Pays-Bas)
99,92 %
PSA INTERNATIONAL S.A.
(Suisse)
100 %
PSA FINANCE AUSTRIA BANK AG
(Autriche)
100 %
PSA FINANCIAL HOLDING B.V.
(Pays-Bas)
100 %
PSA FINANCE NEDERLAND B.V.
(Pays-Bas)
97 %
PSA GESTAO-COMERCIO E ALUGUER DE VEICULOS
(Portugal)
82,35 %
17,63 %
PSA FINANCE SUISSE S.A.
(Suisse)
100 %
PSA FINANCE POLSKA
(Pologne)
6,64 %
93,36 %
PSA FINANCE BELUX
(Belgique)
100 %
PSA FINANCE SLOVAKIA
(Slovaquie)
100 %
PSA FINANCE HUNGARIA
(Hongrie)
100 %
PSA FINANCE CESKA REPUBLICA
(République tchèque)
99,98 %
BANCO PSA FINANCE BRASIL S.A.
(Brésil)
99,94 %
PSA ARRENDAMIENTO MERCANTIL S.A.
(Brésil)
100 %
PROCESS CONCEPTION INGENIERIE DO BRASIL Ltda
(Brésil)
100 %
PROCESS CONCEPTION INGENIERIE ARGENTINA S.A.
(Argentine)
50 %
PSA FINANCE ARGENTINA
(Argentine)
20 %
80 %
BANQUE PSA FINANCE MEXICO S.A. DE C.V.
(Mexique)
Activité Automobile : sociétés industrielles
Activité Automobile : sociétés commerciales
Activité transport
Activité financement
Autres activités

RESPONSABLES DU DOCUMENT DE RÉFÉRENCE ET DU CONTRÔLE DES COMPTES

RESPONSABLE DU DOCUMENT DE RÉFÉRENCE

Jean-Martin Folz
Président du Directoire de Peugeot S.A.

ATTESTATION DU RESPONSABLE DU DOCUMENT DE RÉFÉRENCE

Nous attestons, après avoir pris toute mesure raisonnable à cet effet, que les informations contenues dans le présent document de référence sont, à notre connaissance, conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

Nous avons obtenu des contrôleurs légaux des comptes une lettre de fin de travaux, dans laquelle ils indiquent avoir procédé à la vérification des informations portant sur la situation financière et les comptes donnés dans le présent document de référence ainsi qu'à la lecture d'ensemble de ce document.

Jean-Martin Folz
Président du Directoire de Peugeot S.A.

CONTRÔLEURS LÉGAUX DES COMPTES

↗ RESPONSABLES DU CONTRÔLE DES COMPTES

Commissaires aux Comptes titulaires

PricewaterhouseCoopers Audit
Christian Martin
63, rue de Villiers
92200 Neuilly-sur-Seine
Début du premier mandat : Assemblée Générale ordinaire du 28 mai 2003.
Expiration du mandat actuel : à l'issue de l'Assemblée Générale d'approbation des comptes de l'exercice 2010.

Mazars & Guérard
Thierry de Bailliencourt
39, rue de Wattignies
75012 Paris
Début du premier mandat : Assemblée Générale ordinaire du 25 mai 2005.
Expiration du mandat actuel : à l'issue de l'Assemblée Générale d'approbation des comptes de l'exercice 2010.

Commissaires aux Comptes suppléants

Yves Nicolas
63, rue de Villiers
92200 Neuilly-sur-Seine
Début du premier mandat : Assemblée Générale ordinaire du 28 mai 2003.
Expiration du mandat actuel : à l'issue de l'Assemblée Générale d'approbation des comptes de l'exercice 2010.

Patrick de Cambourg
39, rue de Wattignies
75012 Paris
Début du premier mandat : Assemblée Générale ordinaire du 25 mai 2005.
Expiration du mandat actuel : à l'issue de l'Assemblée Générale d'approbation des comptes de l'exercice 2010.

RESPONSABLE DE L'INFORMATION FINANCIÈRE

Directeur de la Communication financière

Valérie Magloire
Tél. : 01 40 66 54 59

INFORMATIONS INCLUSES PAR RÉFÉRENCE

En application de l'article 28 du règlement (CE) n° 809/2004 de la Commission, les informations suivantes sont incluses par référence dans le présent document de référence :

Pour l'exercice 2004

Le document de référence de l'exercice 2004 a été enregistré auprès de l'Autorité des Marchés Financiers en date du 20 avril 2005, sous le n° de dépôt D. 05-0495.

Les comptes consolidés figurent au chapitre 8, pages 123 à 200, et le rapport d'audit correspondant figure au chapitre 13, page 318, du même document.

L'attestation des responsables du contrôle des comptes figure au chapitre 13, page 333.

Pour l'exercice 2003

Le rapport annuel de l'exercice 2003 a été enregistré comme document de référence auprès de l'Autorité des Marchés Financiers en date du 27 avril 2004, sous le n° de dépôt D. 04-0593.

Les comptes consolidés figurent dans les documents juridiques et financiers, pages 3 à 51, et le rapport d'audit correspondant figure page 110 du même document.

L'attestation des responsables du contrôle des comptes figure dans les documents juridiques et financiers, page 127.

DOCUMENTS ACCESSIBLES AU PUBLIC

Sont notamment disponibles sur le site Internet de la société (www.psa-peugeot-citroen.com) les documents suivants :

- le document de référence 2005 déposé auprès de l'Autorité des Marchés Financiers ;
- le document de référence 2004 déposé auprès de l'Autorité des Marchés Financiers ;
- le document de référence 2003 déposé sous forme de rapport annuel auprès de l'Autorité des Marchés Financiers ;
- les communiqués financiers.

Les statuts de Peugeot S.A. peuvent être consultés au siège social de Peugeot S.A., 75, avenue de la Grande-Armée, 75116 Paris (Tél. : + 33 1 40 66 55 11).

COMITÉ DES DIRECTEURS

Didier Aleton
Direction Industrielle et des Fabrications,
Centre de Production d'Aulnay

Alain Baldeyrou
Direction Industrielle et des Fabrications,
Centre de Production de Trnava

Frédéric Banzet
Direction Marque Citroën,
Commerce International

Vincent Besson
Direction Marque Citroën,
Produits Marchés

Patrick Briens
Direction Industrielle et des Fabrications,
Centre de Production de Mulhouse

Jean-Marie Brom
Direction Industrielle et des Fabrications,
Centre de Production de Poissy

Alain Cordier
Direction Marque Peugeot,
Logistique Pièces de Rechange

Jean-Philippe Collin
Direction Plates-Formes,
Techniques, Achats,
Achats

Louis Defline
Président de Gefco

Yann Delabrière
Directeur de la Direction Finance,
Contrôle, Performance

Christian Delous
Direction Marque Peugeot,
Commerce Europe

Bernard Delpit
Direction Finance, Contrôle, Performance,
Contrôle de Gestion

Philippe Dorge
Direction des Relations et
Ressources Humaines,
Relations Sociales et Institutionnelles

Denis Duchesne
Direction Industrielle et des Fabrications,
Centre de Production de Sochaux

Yves Fallouey
Directeur de l'Audit Interne

Yves Fargues
Directeur des Opérations en Chine

Xavier Fels
Directeur de la Direction
des Relations Extérieures

Jean-Martin Folz
Président du Directoire

Jean-Charles Gaury
Direction Finance, Contrôle, Performance,
Comptabilité Automobile

Pierre Gosset
Direction Innovation et Qualité,
Qualité

Jean-Louis Grégoire
Directeur de la Direction
Cadres Supérieurs

Bruno de Guibert
Direction Marque Peugeot,
Produits Marchés

Hervé Guyot
Directeur Général de Banque PSA Finance

Alain Hamm
Direction Plates-Formes,
Techniques, Achats,
Métiers Organiques du Véhicule

Jean-Claude Hanus
Directeur de la Direction Juridique

Pascal Hénault
Direction Innovation et Qualité,
Recherche et Innovation

Jean Jacquemart
Direction Marque Citroën,
Commerce France

Liliane Lacourt
Directeur de la Direction
de la Communication

Véronique Larrieu-Pelegry
Direction Marque Citroën,
Communication

Norbert Lartigue
Direction Plates-Formes,
Techniques, Achats,
Projets et Métiers Techniques Organes

Jean-Paul Level
Direction Plates-Formes,
Techniques, Achats,
Métiers Fonctionnels du Véhicule

Liu Weidong
Directeur Général de
Dongfeng Peugeot Citroën Automobile

Hubert Maillard
Direction Plates-Formes,
Techniques, Achats,
Plate-Forme 1

Victor Mallo
Direction Stratégie et Produit Groupe,
Stratégie Industrielle

Daniel Marteau
Direction Stratégie et Produit Groupe,
Relations Constructeurs et Coopérations

Gilles Michel
Directeur de la Direction Plates-Formes, Techniques, Achats

Jean-Marc Nicolle
Directeur de la Direction Stratégie et Produit Groupe

Philippe Pelletier
Direction Industrielle et des Fabrications,
Mécanique et Bruts

Bernard Peloux
Direction Marque Citroën,
Services et Pièces

Christian Peugeot
Direction Marque Peugeot,
Communication

Robert Peugeot
Directeur de la Direction Innovation et Qualité

Jacques Pinault
Direction Plates-Formes, Techniques, Achats,
Plate-Forme 2

Jean-Claude Play
Direction Industrielle et des Fabrications,
Coopération et Production Internationale

Jean-François Poluzot
Direction Plates-Formes, Techniques, Achats,
Plate-Forme 3

Jacques Pompanon
Direction des Relations et Ressources Humaines,
Développement des Ressources Humaines

Jean-Guy Quéromes
Direction Plates-Formes, Techniques, Achats,
Plates-Formes en Coopération

Javier Riera Nieves
Direction Industrielle et des Fabrications,
Centre de Production de Vigo

Gilles Robert
Direction Finance, Contrôle, Performance,
Finance Internationale

Alain Rojon
Direction Industrielle et des Fabrications,
Services Centraux

Sylvie Rucar
Direction Finance, Contrôle, Performance,
Financement Trésorerie

Frédéric Saint-Geours
Directeur Marque Peugeot

Henri Saintigny
Chargé de Mission auprès du Président du Conseil de Surveillance

Magda Salarich
Direction Marque Citroën,
Marketing, Commerce Europe et Automoviles Citroën España S.A.

Alain Sartoris
Direction Industrielle et des Fabrications,
Centre de Production de Rennes

Claude Satinet
Directeur Marque Citroën

Bernd Schantz
Direction Marque Peugeot,
Commerce International

Michel Schreiber
Direction Stratégie et Produit Groupe,
Produit et Marketing

Paul Sevin
Direction Marque Peugeot,
Commerce France

François Soulmagnon
Direction des Relations et Ressources Humaines,
Formation et Conditions de Travail

Bernard Troadec
Direction Marque Citroën,
Technique Après-Vente

Claude Vajsman
Directeur Général Adjoint de Dongfeng Peugeot Citroën Automobile

Roland Vardanega
Directeur de la Direction Industrielle et des Fabrications

Jean-Luc Vergne
Directeur de la Direction des Relations et Ressources Humaines

Daniel Zamparini
Direction Innovation et Qualité,
Systèmes d'Information

Situation au 1er mars 2006

TABLE DE CONCORDANCE DU DOCUMENT DE RÉFÉRENCE

La table de concordance ci-dessous renvoie aux principales rubriques exigées par le règlement n° 809/2004 pris en application de la directive 2003-1971/CE et aux pages du présent Document de référence.

NOTES

Le présent document a été tiré à 4 000 exemplaires.

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